Exhibit 99.2

ANNUAL REPORT

At December 31, 2014

CONTENTS

BOARD OF DIRECTORS AND AUDITOR
2014 IN SUMMARY	3
INTRODUCTION	4
GROUP STRUCTURE	6
BRANDS	7
OUR COMMITMENT TO SUSTAINABLE DEVELOPMENT	8
REPORT ON OPERATIONS	10
HIGHLIGHTS	10
HIGHLIGHTS BY SEGMENT	11
SHAREHOLDERS	12
MAIN RISKS AND UNCERTAINTIES TO WHICH CNH INDUSTRIAL N.V. AND THE GROUP ARE EXPOSED	15
BUSINESS OVERVIEW	27
RESEARCH AND DEVELOPMENT	51
HUMAN RESOURCES	53
FINANCIAL REVIEW	56
CORPORATE GOVERNANCE	75
REMUNERATION OF DIRECTORS	90
SUBSEQUENT EVENTS AND OUTLOOK	97
CNH INDUSTRIAL – CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2014	98
CONSOLIDATED INCOME STATEMENT	99
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	100
CONSOLIDATED STATEMENT OF FINANCIAL POSITION	101
CONSOLIDATED STATEMENT OF CASH FLOWS	103
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	104
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	105
CNH INDUSTRIAL N.V. – STATUTORY FINANCIAL STATEMENTS AT DECEMBER 31, 2014	192
INCOME STATEMENT	193
STATEMENT OF FINANCIAL POSITION	194
NOTES TO THE STATUTORY FINANCIAL STATEMENTS	195
OTHER INFORMATION	216
APPENDIX I – CNH INDUSTRIAL GROUP COMPANIES AT DECEMBER 31, 2014	219
INDEPENDENT AUDITOR’S REPORT	224

CNH Industrial N.V.

Corporate Seat: Amsterdam, The Netherlands

Principal Office: Cranes Farm Road, Basildon, Essex SS14 3AD, United Kingdom

Share Capital: €18,297,939.16 (as of December 31, 2014)

Amsterdam Chamber of Commerce: reg. no. 56532474

BOARD OF DIRECTORS

AND AUDITOR

BOARD OF DIRECTORS

Chairman

Sergio Marchionne

Chief Executive Officer

Richard J. Tobin

Directors

Jacqueline A. Tammenoms Bakker (2)

John Elkann (2) (3)

Mina Gerowin (2)

Maria Patrizia Grieco (3)

Léo W. Houle (3)

Peter Kalantzis (1) (3)

John Lanaway (1)

Guido Tabellini (*)

Jacques Theurillat (1)

INDEPENDENT AUDITOR Ernst & Young Accountants LLP

(1)	Member of the Audit Committee

(2)	Member of the Governance and Sustainability Committee

(3)	Member of the Compensation Committee

(*)	Member of the Audit Committee until October 30, 2014

Disclaimer

All statements other than statements of historical fact contained in this filing, including statements regarding Group’s competitive strengths; business strategy; future financial  position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other  financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include  terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”,  “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are  based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the Group’s control and are  difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect the actual  results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements.

Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements, including, among others: the  many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each  of the Group’s markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such  as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade  and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which the Group competes; development  and use of new technologies and technological difficulties; compliance requirements imposed if additional engine emissions legislation and/or regulations are adopted;  production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and  deflation; energy prices; housing starts and other construction activity; the Group’s ability to obtain financing or to refinance existing debt; a decline in the price of used  vehicles; the resolution of pending litigation and investigations; the evolution of the Group’s alliance with Kobelco Construction Machinery Co., Ltd and Sumitomo (S.H.I.)  Construction Machinery Co., Ltd.; the Group’s pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and  financial markets, including further decline of the Eurozone sovereign debt crisis, other similar risks and uncertainties and the Group’s success in managing the risks involved  in the foregoing.

Forward-looking statements speak only as of the date on which such statements are made.

Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which CNH Industrial operates, it is particularly difficult to forecast  results and any estimates or forecasts of particular periods that CNH Industrial provides are uncertain. Accordingly, investors should not place undue reliance on such  forward-looking statements. CNH Industrial can give no assurance that the expectations reflected in the forward-looking statements will prove to be correct. CNH Industrial’s  outlook is based upon assumptions, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. CNH  Industrial’s actual results could differ materially from those anticipated in such forward-looking statements. CNH Industrial undertakes no obligation to update or revise  publicly any forward-looking statements.

Additional factors which could cause actual results and developments to differ from those expressed or implied by the forward-looking statements are included in the section  “Main risks and uncertainties to which CNH Industrial N.V. and the Group are exposed” of this Annual Report.

Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in  CNH Industrial’s reports and filings with the U.S. Securities Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le  Società e la Borsa (“CONSOB”).

2014 IN SUMMARY

2014 FINANCIAL RESULTS
REVENUES	$33.0 BILLION
TRADING PROFIT	$2.4 BILLION
PROFIT	$0.9 BILLION
NET INDUSTRIAL DEBT	$2.9 BILLION
TOTAL AVAILABLE LIQUIDITY	$8.9 BILLION
THE GROUP
BRANDS	12
NATIONAL MARKETS	190
R&D CENTERS	49
PLANTS	64
EMPLOYEES	69,207
INDIVIDUALS DEDICATED TO INNOVATION	6,100
INVESTED IN R&D	$1.1 BILLION

2014 in Summary        3

INTRODUCTION

CNH Industrial N.V. is the company formed by the merger, completed on September 29, 2013, between Fiat Industrial S.p.A. and its majority owned subsidiary CNH Global N.V. CNH Industrial N.V. is incorporated in, and under the laws of, The Netherlands. CNH Industrial N.V. has its corporate seat in Amsterdam, The Netherlands, and its principal office in Basildon, United Kingdom. The merger had no impact on the consolidated activities of the former Fiat Industrial S.p.A. and its subsidiaries (the “Fiat Industrial Group”) and therefore the results presented herein are consistent and comparable with those previously published by Fiat Industrial. However, as of the merger closing date, net profit and net equity that previously would have been attributed to the ex-CNH Global N.V. minority shareholders are included in the profit and net equity attributable to owners of the parent.

Change in presentation currency and in reportable segments

Until December 31, 2013, CNH Industrial N.V. (and collectively with its subsidiaries the “CNH Industrial Group”, or “CNH Industrial”, or the “Group”) presented its Consolidated Financial Statements, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union, in euros and including three reportable segments: Agricultural and Construction Equipment inclusive of its financial services activities, Trucks and Commercial Vehicles inclusive of its financial services activities, and Powertrain.

Beginning with the filing with the SEC of its Annual Report on Form 20-F for the fiscal year ended December 31, 2013, prepared in accordance with accounting standards generally accepted in the United States (“U.S. GAAP”), CNH Industrial reports quarterly and annual financial results both under U.S. GAAP for SEC reporting purposes and under IFRS for European listing purposes and Dutch law requirements. Financial statements under both sets of accounting principles use U.S. dollar as the reporting currency. Prior period results, prepared in euro, have been consistently recast. In addition, CNH Industrial has expanded its reportable segments from three (Agricultural and Construction Equipment inclusive of its financial services activities, Trucks and Commercial Vehicles inclusive of its financial services activities, and Powertrain) to five (Agricultural Equipment, Construction Equipment, Commercial Vehicles, Powertrain and Financial Services). The activities carried out by the four industrial segments Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain, as well as Corporate functions, are collectively referred to as “Industrial Activities”. Prior period results have been consistently recast. Additional information on the adoption of the U.S. dollar as the reporting currency and on the change in the reportable segments is presented in the Notes to the Consolidated Financial Statements, section “Significant accounting policies”.

Financial information included in this Annual Report is prepared in accordance with IFRS and presented in U.S. dollars, with segment reporting based on five segments.

Certain other information

Certain financial information in this report has been presented by geographic area. The Group’s geographic regions are: NAFTA, EMEA, LATAM and APAC. The geographic designations have the following meanings:

■	NAFTA: United States, Canada and Mexico;

■	EMEA: member countries of the European Union, member countries of the European Free Trade Association (“EFTA”), Ukraine, Balkans, African continent and the Middle East (excluding Turkey);

■	LATAM: Central and South America, and the Caribbean Islands; and

■	APAC: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (“CIS”) (excluding Ukraine).

Certain industry and market share information in this Annual Report has been presented on a worldwide basis which includes all countries. In this Annual Report, management estimates of market share information are generally based on retail unit sales data in North America, on registrations of equipment in most of Europe, Brazil, and various APAC markets, and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations, including the Association of Equipment Manufacturers in North America, the Committee for European Construction Equipment in Europe, the Associação Nacional dos Fabricantes de Veículos Automotores (“ANFAVEA”) in Brazil, the Japan Construction Equipment Manufacturers Association, and the Korea Construction Equipment Manufacturers Association, as well as on other shipment data collected by independent service bureaus. Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia, Turkey, Brazil, and any country where local shipments are not reported. For Commercial Vehicles, regions are defined for both market share and total industry volume (“TIV”) as: Europe (27 countries reflecting key markets where the segment competes), LATAM (Brazil, Argentina and Venezuela) and APAC (Russia, Turkey, South East Asia, Australia and New Zealand). In addition, there may be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment,

Introduction        4

delivery, sale, or registration data to determine the Group’s estimates of retail unit data in any period.

Non-GAAP financial information

CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial believes that these non-GAAP financial measures provide useful and relevant information regarding its operating results and enhance the reader’s ability to assess CNH Industrial’s financial performance and financial position. They provide measures which facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industries in which the Group operates. These financial measures may not be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with IFRS.

CNH Industrial non-GAAP financial measures are defined as follows:

■	Trading Profit is computed starting from Net revenues less Cost of sales, Selling, general and administrative costs, Research and development costs, and other operating income and expenses.

■

Operating Profit: is computed starting from Trading Profit plus/minus restructuring costs, other income (expenses) that are unusual in the ordinary course of business (such as gains and losses on the disposal of investments and other unusual items arising from infrequent external events or market conditions).

■

Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt): CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated statement of financial position. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of receivables from financing activities for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

■	Working capital: it is defined as trade receivables, net, plus inventories, less trade payables, plus other assets (liabilities), net.

■

Constant currency: CNH Industrial discusses the fluctuations in revenues and certain non-GAAP financial measures on a constant currency basis by applying the prior-year exchange rates to current year’s values expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations

Introduction        5

GROUP STRUCTURE

CNH Industrial is a leading global capital goods group engaged in the design, production, marketing, sale and financing of agricultural and construction equipment, trucks, commercial vehicles, buses and specialty vehicles for firefighting, defense and other uses, as well as engines, transmissions and axles for those vehicles and engines for marine and power generation applications. Present in all major markets worldwide, CNH Industrial is focused on expanding its presence in high-growth markets, including through joint ventures.

The Group has industrial and financial services companies located in 45 countries and a commercial presence in approximately 190 countries. The Group had net revenues of $32,957 million in 2014 and, as of December 31, 2014, had 69,207 employees.

As described in the Introduction, Group segments presented in this Annual Report are as follows:

■

Agricultural Equipment, which designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH Agriculture brands, as well as the Steyr brand in Europe. Subsequent to the acquisition of substantially all of the assets of Miller-St. Nazianz Inc. (“Miller”) in November 2014, certain agricultural equipment products are also sold under the Miller brand, primarily in North America;

■

Construction Equipment, which designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, telehandlers and trenchers. Construction equipment is sold under the New Holland Construction and Case Construction brands;

■

Commercial Vehicles, which designs, produces and sells a full range of light, medium and heavy vehicles for the transportation and distribution of goods through the Iveco brand, commuter buses and touring coaches through the Iveco Bus (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment through the Iveco Astra brand, firefighting vehicles through the Magirus brand and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand;

■

Powertrain, which designs, manufactures and offers a range of propulsion and transmission systems and axles for on- and off-road applications, as well as engines for marine application and power generation through the FPT Industrial brand; and

■

Financial Services, which offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial dealers. In addition, Financial Services provides wholesale financing to CNH Industrial dealers, which primarily consists of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products.

Group Structure        6

BRANDS

AGRICULTURAL EQUIPMENT

Case IH Agriculture

New Holland Agriculture

Steyr

CONSTRUCTION EQUIPMENT

Case Construction

New Holland Construction

COMMERCIAL VEHICLES

Iveco

Iveco Bus

Heuliez Bus

Iveco Astra

Magirus

Iveco Defence Vehicles

POWERTRAIN

FPT Industrial

Brands        7

OUR COMMITMENT TO SUSTAINABLE DEVELOPMENT

CNH Industrial believes that growth has value only if also sustainable and, therefore, considers the management of the environmental and social impacts of its activities to be fundamental. The full integration of environmental and social considerations with economic objectives enables the Group to identify potential risks and seize additional development opportunities, resulting in a process of continuous improvement. Sustainability is a core element of CNH Industrial’s Corporate Governance, with top management playing a direct and active role. Within the Board of Directors, the Governance and Sustainability Committee is responsible for strategic oversight of sustainability-related issues and reviews the annual Sustainability Report, which discloses the Group environmental and social performance, expanding on and completing the information provided in the Annual Report. The Group Executive Council (“GEC”) - the Group’s highest decision-making body after the Board of Directors - defines the strategic approach, evaluates the congruity of the action priorities and commitments of sustainability with business objectives, and is regularly updated on the Group’s sustainability performance. The Sustainability Unit, which is part of CNH Industrial’s Finance organization, has operational responsibility for promoting a culture of sustainability throughout the Group. It facilitates the process of continuous improvement, and contributes to managing risks and strengthening the relationship with and perceptions of stakeholders, in addition to managing sustainability reporting and communication.

The principles that are the foundation for the Group’s operations are set forth in the Group’s Code of Conduct, one of the pillars of the CNH Industrial Corporate Governance System, which regulates the decision-making processes and the approach used by the Group and its employees to interact with stakeholders (see also Corporate Governance Section and the Sustainability Report).

For a detailed account of the environmental and social initiatives carried out in 2014 reference should be made to the Sustainability Report. The Sustainability Report, prepared on a voluntary basis applying the Global Reporting Initiative’s guidelines (GRI-G4), integrates the economic aspects described herein with an all-encompassing view of the environmental and social performance of CNH Industrial’s operations, and includes the Sustainability Plan, which reports on the progress of existing projects and new targets to drive continuous improvement in the Group’s sustainability performance.

Materiality analysis

The materiality analysis continued in 2014 with the engagement of a number of stakeholder categories. Since a multi-year approach was taken to enable a more detailed analysis, additional stakeholder categories will be engaged next year. Specifically, the stakeholders involved in the first year were: dealers, suppliers, local communities and NGOs, journalists and opinion leaders, public institutions, environmental experts and investors. The choice of who to engage was made by the internal representatives interacting with stakeholders on a daily basis, endorsed by the regional Chief Operating Officer (“COO”) and the Chief Executive Officer (“CEO”). Engagement occurred mainly through direct interviews (face-to-face or via conference call); suppliers, however, received an online questionnaire preceded by a business presentation during regional meetings previously scheduled by the relevant department.

The 25 aspects considered material for CNH Industrial according to last year’s internal assessment with top management were the starting point for the analysis. In this second phase of the materiality analysis, stakeholders were asked to evaluate the importance of the 25 aspects, from their point of view, for a company such as CNH Industrial, with specific reference to their needs and expectations in relation to the Group. The analysis involved 112 stakeholders worldwide, with particular focus on the countries where CNH Industrial operates. The engagement process also provided an opportunity to identify any additional issues for consideration in a future review of the materiality analysis, along with other suggestions on improving the management of stakeholder relations.

The stakeholder engagement results were thus reported on the materiality matrix, by repositioning the 25 material aspects along the vertical axis (significance to stakeholders), while the significance within CNH Industrial of the individual aspects identified last year remained unchanged. The results were presented to the members of the GEC and reviewed by the CEO.

The matrix confirms the greater relevance of business-related aspects. All 25 aspects are considered material, but, from a social point of view, the aspects considered as most material, in terms of priority, involve the capacity for innovation related to product safety, product quality, and customer engagement. Lastly, the most relevant environmental material aspects involve product innovation related to environmental protection and the management of atmospheric emissions (especially greenhouse gases) and waste.

The stakeholder engagement results were also analyzed at regional level to provide COOs with a management tool highlighting the characteristics of each region and the action priorities according to local stakeholders.

Our Commitment to Sustainable Development        8

Environmental and social issues to be included in the Annual Report were selected on the basis of the materiality analysis and are focused on key phases in the product life cycle. For further information on the materiality analysis, see the 2014 Sustainability Report.

For CNH Industrial, acting sustainably means managing the social and environmental impacts of its activities in a manner that takes into account of the expectations of all stakeholders.

Inclusion in the social responsible indexes

In 2014, CNH Industrial’s values and commitment were recognized internationally, as evidenced by the appraisals of major sustainability rating agencies and international organizations. CNH Industrial’s achievements were also recognized through the inclusion in leading sustainability indexes, such as the Dow Jones Sustainability (DJSI) World and Dow Jones Sustainability Europe as Industry Leader, ECPI EMU Ethical Equity, ECPI Euro Ethical Equity, ECPI Global Agriculture Equity, ECPI Global Developed ESG Best in Class Equity, EURO STOXX Sustainability Index, Euronext Vigeo Europe 120, Euronext Vigeo Eurozone 120, Euronext Vigeo World 120, FTSE ECPI Italia SRI Benchmark, FTSE ECPI Italia SRI Leaders, FTSE4Good, MSCI Global Sustainability Indexes, STOXX Europe Sustainability Index, STOXX Global ESG Environmental Leaders Index, STOXX Global ESG Leaders Index, and STOXX Global ESG Social Leaders Index.

Furthermore, CNH Industrial received a top disclosure score in the CDP Italy Climate Disclosure Leadership Index (CDLI) 2014, and the highest score in climate change performance in the CDP Climate Performance Leadership Index (CPLI) 2014. It also achieved the RobecoSAM Gold Class 2015 award, the RobecoSAM Industry Leader 2015 award, and the Oekom PRIME status.

Our Commitment to Sustainable Development        9

REPORT ON OPERATIONS

HIGHLIGHTS

($ million)		2014	2013(*)	2012(*)(**)	2011(*)(**)	2010(*)(**)

Net revenues		32,957	34,231	33,128	33,809	28,294

Trading profit		2,399	2,637	2,650	2,353	1,453

Operating profit/(loss)		2,167	2,481	2,377	2,283	1,354

Profit/(loss) before taxes		1,482	2,002	1,882	1,627	751

Profit/(loss)		916	1,218	1,162	977	490

Attributable to:

Owners of the parent		917	1,048	1,023	871	442

Non-controlling interests		(1)	170	139	106	48

Basic earnings/(loss) per common share ($)	(1)	0.68	0.83	0.84	0.68	0.34

Diluted earnings/(loss) per common share ($)	(1)	0.68	0.83	0.84	0.68	0.34

Investments in tangible and intangible assets		1,698	1,985	1,733	1,382	1,156

of which: capitalized R&D costs		676	759	685	556	525

R&D expenditure	(2)	1,122	1,240	1,149	1,033	864

Total Assets		54,441	56,462	51,273	49,908	46,597

Net (debt)/cash		(23,590)	(23,290)	(21,102)	(18,825)	(16,273)

of which: net industrial (debt)/cash		(2,874)	(2,195)	(2,166)	(1,603)	(2,539)

Total equity		7,577	7,662	7,093	6,795	6,088

Equity attributable to owners of the parent		7,534	7,591	6,107	5,711	5,099

Employees at year end		69,207	71,192	68,257	66,998	62,123

(*)

Amounts recast in order to reflect the change in presentation currency from euro to U.S. dollar. Reference should be made to the section “Significant accounting policies”, paragraph “Change in presentation currency”, in the Notes to the Consolidated Financial Statements.

(**)	Figures have been recast following the adoption of IAS 19 Revised. There was no significant impact for any individual line item.

(1)

As a consequence of the effective date of the merger, full-year 2013 basic EPS has been calculated on approximately 1,255 million of weighted average number of common shares outstanding. For 2012 and prior years, earnings per share calculation is based on the average number of Fiat Industrial ordinary shares outstanding after taking into account the effect of the conversion of preference and savings shares that occurred on May 21, 2012. See Note 13 to the Consolidated Financial Statements for additional information on the calculation of basic and diluted earnings per share.

(2)	Includes capitalized development costs and R&D charged directly to the income statement.

SELECTED DATA BY REGION

	Employees		Plants		R&D Centers		Revenues ($ million)
	2014	2013	2014	2013	2014	2013	2014	2013

EMEA	41,756	41,961	34	33	26	26	14,951	14,372

NAFTA	11,647	11,948	12	11	13	13	9,447	9,742

LATAM	10,485	12,081	10	10	6	5	4,914	6,391

APAC	5,319	5,202	8	8	4	4	3,645	3,726

Total	69,207	71,192	64	62	49	48	32,957	34,231

Report on Operations  Highlights      10

HIGHLIGHTS BY SEGMENT

	Net revenues		Trading profit/(loss)		Operating profit/(loss)

($ million)	2014	2013(*)	2014	2013(*)	2014	2013(*)

Agricultural Equipment	15,204	16,763	1,689	1,949	1,641	1,949

Construction Equipment	3,346	3,258	66	(109)	10	(140)

Commercial Vehicles	11,087	11,447	2	145	(122)	73

Powertrain	4,475	4,423	220	210	220	209

Eliminations and Other	(2,704)	(3,050)	(110)	(76)	(114)	(87)

Total of Industrial Activities	31,408	32,841	1,867	2,119	1,635	2,004

Financial Services	2,086	1,950	532	518	532	477

Eliminations	(537)	(560)	-	-	-	-

Total for the Group	32,957	34,231	2,399	2,637	2,167	2,481

	Capital expenditure(1)		Of which capitalized development costs		R&D expense(2)		Number of employees

($ million)	2014	2013(*)	2014	2013(*)	2014	2013(*)	2014	2013

Agricultural Equipment	730	879	322	340	519	564	27,322	27,972

Construction Equipment	129	157	64	83	130	151	6,431	6,800

Commercial Vehicles	625	732	234	275	350	395	25,881	27,011

Powertrain	192	210	56	61	123	130	8,295	8,232

Eliminations and Other	5	1		-		-	114	109

Total of Industrial Activities	1,681	1,979	676	759	1,122	1,240	68,043	70,124

Financial Services	17	6	-	-	-	-	1,164	1,068

Eliminations	-	-	-	-	-	-	-	-

Total for the Group	1,698	1,985	676	759	1,122	1,240	69,207	71,192

(*)	Amounts recast in order to reflect the change in presentation currency from euro to U.S. dollar.

(1)	Investments in tangible and intangible assets (net of vehicles sold under buy-back commitments and operating lease).

(2)	It includes capitalized development costs and R&D charged directly to the income statement.

Report on Operations  Highlights by segment      11

SHAREHOLDERS

FINANCIAL COMMUNICATION

During 2014, the Group reignited its outreach and communication with the financial community by completing the transition to one entity following the merger between Fiat Industrial S.p.A. and CNH Global N.V. into CNH Industrial N.V. and culminating in the presentation of its five year strategic business plan in May 2014.

The Group’s objective is to continue building on the relationship of trust with analysts and investors through transparent and responsible management aimed at increasing the value of the enterprise on a sustainable basis. The Investor Relations team interacts with the financial community throughout the year, maintaining an active dialogue with shareholders, investors and analysts to keep them informed and enhance their understanding of the Group and its activities.

Those communication activities include conference calls, meetings and public Group presentations of its periodic financial results or other events that require direct communication to the market. Information presented or discussed on those occasions is immediately made publicly available on the corporate website. Other activities include participation in seminars and industry conferences, as well as non-deal roadshows in major financial centers that provide the opportunity for direct contact with management.

Several non-deal roadshows, one-on-one meetings and conferences on the capital goods sector were organized by equity and fixed income analysts in New York, Boston, Las Vegas, Des Moines, Detroit, Los Angeles, London, Paris, Milan and Turin, at which management and the Investor Relations team also had the opportunity to give additional briefings to investors on the operating performance of CNH Industrial’s various businesses and their strategic plans going forward.

Financial information, institutional presentations, periodic publications, official press releases and real-time share price updates are available in the Investors section of the corporate website (www.cnhindustrial.com) or may be requested at the followng e-mail address: investor.relations@cnhind.com

US registered shareholders may contact the Transfer Agent and Registrar, Computershare Trust Company NA, by:

Telephone: +1 855 807 3164 (US) or +1 732 491 0514 (outside US)

E-mail: web.queries@computershare.com

Shareholders holding their shares in an intermediary account with a participant in the Monte Titoli clearing system may contact the Italian Agent Computershare S.p.A., by:

Telephone: +39 011 0923200

E-mail: cnhi@computershare.it

Report on Operations  Shareholders      12

MI: CNH INDUSTRIAL COMMON SHARES: PERFORMANCE RELATIVE TO FTSE MIB AND DOW JONES INDUSTRIAL AVERAGE (REBASED TO 100 AT 12/31/2013) AND DAILY TRADING VOLUME

NYSE: CNH INDUSTRIAL COMMON SHARES: PERFORMANCE RELATIVE TO S&P 500 AND DOW JONES INDUSTRIAL AVERAGE (REBASED TO 100 AT 12/31/2013) AND DAILY TRADING VOLUME

In 2014, the global economy grew at a moderate pace of 2.7%. North America continued to grow (+2.3%), above the prior year’s growth trend. While many states in Northern Europe closed the year in positive territory, economic conditions in Southern Europe remain weak. Economic activity was varied in other regions. While growth in Asia (excluding Japan) stabilized at 5.8%, other economies, such as LATAM (+0.6%) and CIS (+0.4%), suffered slowdowns in infrastructure development and increased political and economic volatility. Various factors are driving these global trends such as low interest rates, weak commodity prices and the sharp decline in crude oil prices, starting in the second half of 2014. Foreign currency fluctuations have also become as issue in some regions. For 2014, the FTSE 250 index registered a 0.9% increase, the S&P 500 was up 11.4% and the Dow Jones Industrial US was up 7.5%.

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MAJOR SHAREHOLDERS

At December 31, 2014 the fully subscribed and paid in shares of CNH Industrial N.V. amount to 1,829,793,916 divided into 1,355,319,640 common shares and 474,474,276 special voting shares of €0.01 each. On the same date, on the basis of the information published on the Netherlands Authority for the Financial Markets’s website (Autoriteit Financiële Markten or AFM) and in reference to the up-to-date information on the files of CNH Industrial N.V., since they held 3% or more of the aggregate number of outstanding common and special voting shares, the following institutions were considered as the major shareholders of CNH Industrial N.V.:

OUTSTANDING COMMON AND SPECIAL VOTING SHARES:

EXOR S.p.A.	41.44%

Harris Associates LP	10.45%

Southeastern Asset Management, Inc.	3.23%

At December 31, 2014 there were 1,355,319,640 common shares and 415,399,503 special voting shares outstanding since CNH Industrial N.V. held 59,074,773 special voting shares equal to 3.23% of the total issued shares (acquired by CNH Industrial N.V following the de-registration of the corresponding amount of qualifying common shares from the Loyalty Register).

The percentage of the aggregate number of common and special voting shares of CNH Industrial N.V. held by its major shareholders was calculated by using the publicly disclosed number of beneficially owned shares published on the AFM’s website and in reference to the up-to-date information on the files of CNH Industrial N.V., the following institutions as the numerator, and the aggregate number of outstanding common shares and special voting shares as of December 31, 2014 as the denominator (1,770,719,143).

EARNINGS PER SHARE (*)

(figures in $)	2014	2013	2012	2011	2010

Basic earnings/(loss) per common share	0.68	0.83	0.84	0.68	0.34

Diluted earnings/(loss) per common share	0.68	0.83	0.84	0.68	0.34

(*)

As a consequence of the effective date of the merger, full-year 2013 basic EPS has been calculated on approximately 1,255 million of weighted average number of common shares outstanding. For 2012 and prior years, earnings per share calculation is based on the average number of Fiat Industrial ordinary shares outstanding after taking into account the effect of the conversion of preference and savings shares occurred on May 21, 2012.

FIAT INDUSTRIAL REFERENCE PRICE PER SHARE (*)

(figures in €)	09.27.13	12.28.12	12.30.11	01.03.11

Ordinary shares	9.75	8.26	6.63	9.00

Preference shares			4.57	6.25

Savings shares			4.73	6.18

(Source: Bloomberg)

(*) Equivalent to the closing auction price

CNH INDUSTRIAL REFERENCE PRICE PER SHARE (*)

	12.31.2014	12.31.2013	09.30.2013

MI:CNHI Common shares (€)	6.70	8.29	9.48

NYSE:CNHI Common shares ($)	8.06	11.35	12.50

(Source: Bloomberg)

(*) Equivalent to the closing auction price

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MAIN RISKS AND UNCERTAINTIES TO WHICH CNH INDUSTRIAL N.V. AND THE GROUP ARE EXPOSED

RISKS RELATED TO THE BUSINESS, STRATEGY AND OPERATIONS

Global economic conditions impact the business of the Group

The Group’s earnings and financial position are, and will continue to be, influenced by various macroeconomic factors – including increases or decreases in gross domestic product, the level of consumer and business confidence, changes in interest rates on consumer and business credit, energy prices, and the cost of commodities or other raw materials – which exist in the various countries in which the Group operates. Such macroeconomic factors vary from time to time and their effect on the Group’s earnings and financial position cannot be specifically and singularly assessed and/or isolated.

Financial conditions in several regions continue to place significant economic pressures on existing and potential customers, including the Group’s dealer networks. As a result, some dealers and customers may delay or cancel plans to purchase the Group’s products and services and may not be able to fulfill their obligations to the Group in a timely fashion. Further, the Group’s suppliers may be impacted by economic pressures, which may adversely affect their ability to fulfill their obligations to the Group. These factors could result in product delays, increased accounts receivable, defaults and inventory challenges. There is particular concern about economic conditions in Europe (and potentially the long-term viability of the euro currency), which is at risk of being impacted by sovereign debt levels (and government taxing and spending actions to address such issues) and other severe pressures on the banking system in certain European Union countries. It is uncertain whether central bank or governmental measures will reduce or eliminate this risk. In addition, other governments may continue to implement measures designed to slow the economic growth rate in those countries (e.g., higher interest rates, reduced bank lending and other anti-inflation measures). If there is significant deterioration in the global economy or the economies of key countries or regions, the demand for the Group’s products and services would likely decrease and the Group’s results of operations, financial position and cash flows could be materially and adversely affected.

In addition, the continuation of adverse market conditions in certain businesses in which the Group participates could cause many companies, including the Group, to carefully evaluate whether certain intangible assets have become impaired. The factors that the Group would evaluate to determine whether an impairment charge is necessary require management judgment and estimates. The estimates are impacted by a number of factors, including, but not limited to, worldwide economic factors and technological changes. Any of these factors, or other unexpected factors, may require the Group to consider whether it needs to record an impairment charge. In the event the Group is required to record an impairment charge with respect to certain intangible assets, it would have an adverse impact on the Group’s financial position and results of operations.

The Group is exposed to political, economic and other risks as a result of operating a global business

The Group manufactures and sells products and offers services in several continents and numerous countries around the world including those experiencing varying degrees of political and economic instability. Given the global nature of the Group’s activities, the Group is exposed to risks affecting global business operations, including:

■	changes in laws, regulations and policies that affect, among other things:

•	import and export duties and quotas;

•	currency restrictions;

•	the design, manufacture and sale of the Group’s products, including, for example, engine emissions regulations;

•	interest rates and the availability of credit to the Group’s dealers and customers;

•	property and contractual rights;

•	where and to whom products may be sold such as changing economic sanctions related to Iran, Russia and the crisis in Ukraine; and

•	taxes;

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■	regulations from changing world organization initiatives and agreements;

■	changes in the dynamics of the industries and markets in which the Group operates;

■	varying and unpredictable needs and desires of customers;

■	varying and unexpected actions of the Group’s competitors;

■	labor disruptions;

■	disruption in the supply of raw materials and components;

■	changes in governmental debt relief and subsidy program policies in certain significant markets such as Argentina and Brazil; and

■	war, civil unrest and terrorism.

Unfavorable developments in any one of these areas (which vary from country to country) could have a material adverse effect on the Group’s business prospects, results of operations and/or financial position.

Difficulty in obtaining financing or refinancing existing debt could impact the Group’s financial performance

The Group’s future performance will depend on, among other things, its ability to finance debt repayment obligations and planned investments from operating cash flow, available liquidity, the renewal or refinancing of existing bank loans and/or facilities and possible access to capital markets or other sources of financing. A decline in revenues could have a negative impact on the cash-generating capacity of its operating activities. The Group could, therefore, find itself in the position of having to seek additional financing and/or having to refinance existing debt, including in unfavorable market conditions with limited availability of funding and a general increase in funding costs. Any difficulty in obtaining financing could have a material adverse effect on the Group’s business prospects, results of operations and/or financial position.

The Group’s ability to access the capital markets or other forms of financing and related costs are highly dependent on, among other things, the credit ratings of CNH Industrial N.V., other Group subsidiaries, Group asset-backed securities (“ABS”) and other debt instruments. Rating agencies may review and revise their ratings from time to time, and any downgrade or other negative action with respect to the Group’s credit ratings by one or more rating agencies may increase the Group’s cost of capital, potentially limit its access to sources of financing and have a material adverse effect on its business prospects, results of operations and/or financial position.

The Group is subject to exchange rate fluctuations, interest rate changes and other market risks

The Group operates in numerous markets worldwide and is accordingly exposed to market risks stemming from fluctuations in currency and interest rates. The exposure to currency risk is mainly linked to the differences in the geographic distribution between the Group’s manufacturing and commercial activities, resulting in cash flows from exports denominated in currencies different from those associated with production activities and related purchasing.

The Group uses various forms of financing to cover the funding requirements of its Industrial Activities and for financing offered to customers and dealers. Financial Services implements a matching policy to offset the impact of differences in interest rates on the financed portfolio and related liabilities. Nevertheless, any future changes in interest rates can result in increases or decreases in revenues, finance costs and margins.

Consistent with its risk management policies, the Group seeks to manage currency and interest rate risk through the use of financial hedging instruments. Despite such hedges being in place, sudden fluctuations in currency or interest rates could have an adverse effect on the Group’s business prospects, results of operations and/or financial position. In addition, by utilizing these instruments, the Group potentially foregoes the benefits that may result from favorable fluctuations in currency exchange rates. For additional information see Note 33 “Information on financial risks” to the Consolidated Financial Statements at December 31, 2014.

The Group is also subject to the risk of insolvency of dealers and customers, as well as unfavorable economic conditions in markets where financing activities are carried out, which the Group seeks to mitigate through credit policies applied to dealers and customers. In addition, the Group is subject to laws and government actions that may, among other things, prevent the Group from enforcing legal rights and remedies.

The Group faces risks associated with its relationships with its employees

In many countries where the Group operates, Group employees are protected by various laws and/or collective labor agreements that guarantee them, through local and national representatives, the right of consultation on specific matters, including downsizing or closure of production activities and reductions in personnel. Laws and/or collective labor agreements applicable to the Group could impair its flexibility in reshaping and/or strategically repositioning its business activities. Therefore, the Group’s ability to reduce personnel or implement other permanent or temporary redundancy measures is subject to government approvals and/or the agreement of labor unions where such laws and agreements are applicable. Furthermore, the Group is at greater risk of work interruptions or stoppages than non-unionized companies, and

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any work interruption or stoppage could significantly impact the volume of products the Group has available for sale.

Reduced demand for equipment would reduce the Group’s sales and profitability

The performance of the agricultural equipment market is influenced, in particular, by factors such as:

■	the price of agricultural commodities and the relative level of inventories;

■	the profitability of agricultural enterprises and farmers’ income;

■	the demand for food products; and

■	agricultural policies, including aid and subsidies to agricultural enterprises provided by governments and/or supranational organizations as well as alternative fuel mandates.

In addition, unfavorable climatic conditions, especially during the spring, a particularly important period for generating sales orders, could have a negative impact on decisions to buy agricultural equipment and, consequently, on the Group’s revenues.

The performance of the construction equipment market is influenced, in particular, by factors such as:

■	public infrastructure spending; and

■	new residential and non-residential construction.

The performance of the commercial vehicles market is influenced, in particular, by factors such as:

■	changes in global market conditions, including changes in levels of business investment and sales of commodities; and

■	public infrastructure spending.

The above factors can significantly influence the demand for agricultural and construction equipment, as well as for commercial vehicles, and consequently, the Group’s financial results.

The Group depends on key suppliers for certain raw materials, parts and components

The Group relies upon key suppliers for certain raw materials, parts and components. The Group cannot guarantee that it will be able to maintain appropriate supply arrangements with these suppliers or otherwise ensure access to raw materials, parts and components. In some cases this access may be affected by factors outside of the Group’s control and the control of its suppliers. Adverse financial conditions and natural disasters, such as the March 2011 earthquake and tsunami in Japan, have in the past caused, and could in the future cause, some of the Group’s suppliers to face severe financial hardship and disrupt the Group’s access to critical raw materials, parts and components. Any disruption or shortage in the supply of raw materials, parts and components could negatively impact the Group’s costs of production, its ability to fulfill orders and achieve growth in product sales and the profitability of the Group’s business.

Certain Group subsidiaries use a variety of raw materials in their businesses, including steel, aluminum, lead, resin and copper, and precious metals such as platinum, palladium and rhodium. The prices of these raw materials fluctuate, and although the Group seeks to manage this exposure, the Group may not be successful in hedging these risks. The Group seeks to manage this exposure, but it may not be successful in hedging these risks. Substantial increases in the prices for raw materials would increase the Group’s operating costs and could reduce profitability if the increased costs were not offset by changes in product prices.

Competitive activity, or failure by the Group to respond to actions by competitors, could adversely affect results of operations

Substantially all of the Group’s revenues are generated in highly competitive sectors that include the production and distribution of agricultural and construction equipment, commercial vehicles, and related powertrain systems. The Group faces competition from other international manufacturers and distributors of commercial vehicles in Europe, Asia and Latin America and from global, regional and local agricultural and construction equipment manufacturers, distributors and component suppliers in Europe, Asia, North America and Latin America. Certain of the Group’s global competitors have substantial resources and may be able to provide products and services at little or no profit or even at a loss to compete with certain Group product offerings. Aggressive pricing or other strategies pursued by competitors, unanticipated product or manufacturing delays or the Group’s failure to price its products competitively could adversely affect its business, results of operations and financial position. Additionally, there has been a trend towards consolidation in the trucks and construction equipment industries that has resulted in larger and potentially stronger competitors in those markets. The markets in which the Group competes are highly competitive in terms of product quality, innovation, pricing, fuel economy, reliability, safety, customer service and financial services offered. Competition, particularly on pricing, has increased significantly in the Group’s areas of activity in recent years. Should the Group be unable to adapt effectively to market conditions, this could have an adverse effect on the Group’s business prospects, results of operations and/or financial position.

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Costs of ongoing compliance with, or failure to comply with, environmental laws could have an adverse effect on the Group’s results of operations

The Group’s products and activities are subject to numerous local, national and international environmental laws, which are becoming increasingly stringent in many countries in which it operates. Such laws govern, among other things, products – with requirements on emissions of polluting gases, increased fuel efficiency and safety becoming increasingly strict – and industrial plants – with requirements for reduced emissions, treatment of waste and water and prohibitions on soil contamination also becoming increasingly strict. To comply with such laws, the Group invests considerable research and development resources and expects to continue to incur substantial costs in the future. Failure to comply with such laws could expose the Group to penalties or clean-up costs, civil or criminal liability and sanctions on certain of the Group’s activities, as well as damage to property or natural resources. Liabilities, sanctions, damages and remediation efforts related to any non-compliance with such laws and regulations, including those that may be adopted or imposed in the future, could negatively impact the Group’s ability to conduct its operations and its financial position and results of operations. In addition, there can be no assurances that the Group will not be adversely affected by costs, liabilities or claims with respect to any subsequently acquired operations. For instance, the Group’s engines are subject to extensive regulatory requirements governing exhaust emissions and noise, including standards imposed by the U.S. Environmental Protection Agency, state regulatory agencies in the United States and other regulatory agencies around the world. National, state or local governments may set new emissions standards that could impact the Group’s products and operations in ways that are difficult to anticipate with accuracy. Thus, significant changes in standards, or the adoption of new standards, have the potential to negatively impact the Group’s business, results of operations, financial position and competitive position.

The Group’s business, properties, and products are subject to governmental regulation compliance with which may require the Group to incur expenses, or modify its products or operations, and non-compliance with which may result in harm to the Group’s reputation and/or expose the Group to penalties. Governmental regulation may also adversely affect the demand for some of the Group’s products and operating results.

The Group’s business, properties, and products are subject to numerous international, federal and other governmental laws, rules, and regulations relating to restricted substances, including “conflict minerals” disclosure rules. For example, the Restriction of Hazardous Substances (RoHS) Directive in the European Union (EU) requires that certain substances, which may be found in certain products the Group has manufactured in the past, be removed from all electronics components, and the Registration, Evaluation, Authorization and Restriction of Chemicals (REACH) Directive in the EU which could require an authorization process for any chemical deemed a Substance of Very High Concern (SVHC), and listed by the European Commission in Annex XIV to REACH, to remain on the market. China and New York City have adopted RoHS restrictions, and many U.S. states are considering similar rules and legislation. Individual EU member states are required to transpose Directives into national legislation. As member states enact new laws and regulations to implement the Directives, the Group continues to review the applicability and impact of both Directives on the sale of its products within the EU. The Group must survey its supply chain and certify to the non-presence or presence of SVHCs to its customers. Compliance with these governmental regulations can be difficult, costly and time consuming, and liabilities or costs relating to such regulations could have a material adverse effect on the Group’s business, financial position and results of operations.

A decrease in government incentives may adversely affect the Group’s results

Government initiatives that are intended to stimulate demand for products sold by the Group, such as changes in tax treatment or purchase incentives for new equipment, can substantially influence the timing and level of the Group’s revenues. The terms, size and duration of such government actions are unpredictable and outside of the Group’s control. Any adverse change in government policy relating to those initiatives could have a material adverse effect on the Group’s business prospects, operating results and/or financial position. For example, on December 31, 2014, the additional first-year “50% bonus” depreciation and increased expensing of property under the U.S. Internal Revenue Code section 179 expired. This could have an adverse effect on the Group’s business prospects in the U.S.

The Group’s future performance depends on its ability to innovate and on market acceptance of new or existing products

The success of the Group’s businesses depends on their ability to maintain or increase their market share in existing markets and to expand into new markets through the development of innovative, high-quality products that provide adequate profitability. In particular, the failure to develop and offer innovative products that compare favorably to those of the Group’s principal competitors in terms of price, quality, functionality and features, or delays in bringing strategic new products to market, or the inability to adequately protect the Group’s intellectual property rights, could result in reduced market share, which could have a material adverse effect on the Group’s business prospects, results of operations and/or financial position.

The Group’s existing operations and expansion plans in emerging markets could entail significant risks

The Group’s ability to grow its businesses depends to an increasing degree on its ability to increase market share and operate profitably worldwide and in particular in emerging market countries, such as Brazil, Russia, India, China,

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Argentina, Turkey, Venezuela and South Africa. In addition, the Group could increase its use of suppliers located in such countries. The Group’s implementation of these strategies will involve a significant investment of capital and other resources and entail various risks. For example, the Group may encounter difficulties in obtaining necessary governmental approvals in a timely manner. In addition, the Group may experience delays and incur significant costs in constructing facilities, establishing supply channels, and commencing manufacturing operations. Further, customers in these markets may not readily accept the Group’s products as opposed to products manufactured and commercialized by its competitors. The emerging market countries may also be subject to a greater degree of economic and political volatility that could adversely affect the Group’s financial position, results of operations and cash flows. The emerging market economies may also be subject to a further slowdown in gross domestic product expansion and/or be impacted by domestic currency volatility, potential hyperinflationary conditions and/or increase of public debt. For example, the Group is subject to the rules and regulations of the Venezuelan government concerning its ability to exchange cash or marketable securities denominated in Venezuelan bolivar into U.S. dollars. Under these regulations, the purchase and sale of foreign currency must be at official rates of exchange and such transactions are subject to volume restrictions. These regulations limit the Group’s ability to access and transfer liquidity out of Venezuela to meet funding requirements in other countries and also subject it to increased risk of devaluation or other foreign exchange losses. As of December 31, 2014, the Group has net monetary assets of $125 million at an exchange rate of 12.0 Venezuelan bolivars to one U.S. dollar.

CNH Industrial is subject to extensive anti-corruption and antitrust laws and regulations

CNH Industrial’s global operations are subject to a number of laws and regulations that govern its operations around the world, including the U.S. Foreign Corrupt Practices Act (FCPA), the U.K. Bribery Act, which apply to conduct around the world, as well as a range of national anti-corruption laws that apply to conduct in a particular jurisdiction. These laws prohibit improper payments in cash or anything of value to improperly influence government officials or other persons to obtain or retain business or gain a business advantage. These laws tend to apply whether or not those practices are legal or culturally acceptable in a particular jurisdiction. Over the past several years there has been a substantial increase in the enforcement of anti-corruption laws both globally and in particular jurisdictions and the Group’s employees have from time to time been subject to investigations and charges claiming violations of anti-corruption laws. CNH Industrial is committed to operating in compliance with all applicable laws, in particular anti-corruption laws. The Group has implemented a program to promote compliance with these laws and to identify and minimize the risk of any violations, which could result in criminal or civil prosecution of the Group or its employees. Investigations of alleged violations of these laws tend to require dedication of significant resources in funds and management time and attention and these investigations or any violations, as well as any publicity regarding potential violations, could harm CNH Industrial’s reputation and have a material adverse effect on its business, results of operations and financial condition. For further information see Note 30 “Guarantees granted, commitments and other contingent liabilities” to the Consolidated Financial Statements at December 31, 2014.

Risks associated with the defined benefit pension plans and other post-employment obligations

At December 31, 2014, CNH Industrial’s defined benefit pension plans and other post-employment benefits had an underfunded status of $2,517 million which is included in the Consolidated statement of financial position. The funded status is the balance between the present value of the defined benefit obligation and the fair value of related assets, in case of funded plans (plans managed by a separate fund, “trust”). Consequently, the funded status is subject to many factors as discussed in the Consolidated Financial Statements at December 31, 2014, section Significant Accounting Policies paragraph Use of Estimates, as well as Note 25 “Provisions for employee benefits”.

To the extent that the Group’s obligations under a plan are unfunded or underfunded, the Group will have to use cash flows from operations and other sources to pay its obligations as they become due. In addition, since the assets that currently fund these obligations are primarily invested in debt instruments and equity securities, the value of these assets is subject to changes due to market fluctuations. In recent years, these fluctuations have been significant and adverse and there is no assurance that they will not be significant and adverse in the future.

Dealer equipment sourcing and inventory management decisions could adversely affect the Group’s sales

The Group’s dealers carry inventories of finished products as part of ongoing operations and adjust those inventories based on their assessment of future sales opportunities. Dealers who carry other products that compete with the Group’s products may focus their inventory purchases and sales efforts on goods provided by other suppliers due to industry demand or profitability. Such inventory adjustments and sourcing decisions can adversely impact the Group’s sales, financial position and results of operations.

Adverse economic conditions could place a financial strain on the Group’s dealers and adversely affect the Group’s operating results

Global economic conditions continue to place financial stress on many of the Group’s dealers. Dealer financial difficulties may impact their equipment sourcing and inventory management decisions, as well as their ability to provide services to their customers purchasing the Group’s equipment. Accordingly, additional financial strains on members of

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the Group’s dealer network resulting from current or future economic conditions could adversely impact the Group’s sales, financial position and results of operations.

The Group may not be able to realize anticipated benefits from any acquisitions and, further, challenges associated with strategic alliances may have an adverse impact on the Group’s results of operations

The Group has engaged in the past, and may engage in the future, in mergers and acquisitions or enter into, expand or exit from strategic alliances and joint ventures which could involve risks that could prevent the Group from realizing the expected benefits of the transactions or the achievement of strategic objectives or could divert management’s time and attention. Such risks include:

■	technological and product synergies, economies of scale and cost reductions not occurring as expected;

■	unexpected liabilities;

■	incompatibility in integrating processes, operations or systems;

■	unexpected changes in laws or regulations;

■	inability to retain key employees;

■	inability to source certain products;

■	increased financing costs and inability to fund such costs;

■	significant costs associated with terminating or modifying alliances; and

■	problems in retaining customers and integrating operations, services, personnel and customer bases.

If problems or issues were to arise among the parties to one or more strategic alliances for managerial, financial, or other reasons, or if such strategic alliances or other relationships were terminated, the Group’s product lines, businesses, financial position, and results of operations could be adversely affected.

Risks associated with the termination of CNH Global’s strategic alliance with Kobelco Construction Machinery Co., Ltd.

Effective December 31, 2012, CNH Global and Kobelco Construction Machinery Co., Ltd. (“KCM”) terminated by mutual consent their global alliance (consisting of industrial arrangements and a number of jointly-owned companies) in the construction equipment business. The agreements regulating the dissolution of the alliance provide that, starting from January 1, 2013 until December 31, 2017, the Group will be entitled to purchase components and parts from KCM on a non-exclusive basis in order to continue to manufacture excavators based upon KCM’s technology in Group’s plants. Moreover, starting from December 31, 2012, the territorial sales and marketing restrictions limiting the right of KCM to distribute its excavators in certain significant markets (such as the Americas and Europe) expired and similar restrictions which applied to the Group’s construction equipment activities expired in APAC on July 31, 2013. While the Group expects a smooth transition with respect to implemented changes, commercial issues (such as, by way of example, the weakening of the distributorship network and the subsequent loss of market share) or industrial issues (such as, by way of example, difficulties in maintaining quality standards or inability to source certain components currently provided by KCM) in connection with the termination of the alliance might arise, which could have a material adverse effect upon the Group’s construction equipment product lines, construction equipment distribution network, financial position and results of operations.

The Group’s business operations may be impacted by various types of claims, lawsuits and other contingent obligations

The companies within the Group are involved in various product liability, warranty, product performance, asbestos, personal injury, environmental claims and lawsuits and other legal proceedings that arise in the ordinary course of their businesses. The industries in which the Group operates are also periodically reviewed or investigated by regulators, which could lead to enforcement actions, fines and penalties or the assertion of private litigation claims. The ultimate outcome of these legal matters pending against the Group is uncertain, and although such legal matters are not expected individually to have a material adverse effect on the Group’s financial position or profitability, such legal matters could, in the aggregate, in the event of unfavorable resolutions thereof, have a material adverse effect on the Group’s consolidated financial position, cash flows and results of operations. Furthermore, the Group could in the future be subject to judgments or enter into settlements of lawsuits and claims that could have a material adverse effect on its results of operations in any particular period. In addition, while the Group maintains insurance coverage with respect to certain claims, it may not be able to obtain such insurance on acceptable terms in the future, if at all, and any such insurance may not provide adequate coverage against any such claims. The Group establishes reserves based on its assessment of contingencies, including contingencies related to legal claims asserted against the Group. Subsequent developments in legal proceedings may affect the Group’s assessment and estimates of the loss contingency recorded as a reserve and require the Group to make payments in excess of its reserves, which could

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have a material adverse effect on the Group’s results of operations and/or financial position. For further information see Note 30 “Guarantees granted, commitments and other contingent liabilities” to the Consolidated Financial Statements at December 31, 2014.

The agricultural equipment industry is highly seasonal, which causes the Group’s results of operations and levels of working capital to fluctuate significantly

Farmers traditionally purchase agricultural equipment in the spring and fall, the main planting and harvesting seasons. The Group’s agricultural equipment business net sales and results of operations have historically been highest in the second quarter, reflecting the spring selling season in the Northern hemisphere, and lowest in the third quarter, when many of the Group’s production facilities experience summer shut-down periods, especially in Europe. The Group’s agricultural equipment production levels are based upon estimated retail demand. These estimates take into account the timing of dealer shipments, which occur in advance of retail demand, dealer inventory levels, the need to retool manufacturing facilities to produce new or different models and the efficient use of manpower and facilities. However, because the Group spreads its production and wholesale shipments throughout the year, wholesale sales of agricultural equipment products in any given period may not necessarily reflect the timing of dealer orders and retail demand in that period.

Estimated retail demand may exceed or be exceeded by actual production capacity in any given calendar quarter because the Group spreads production throughout the year. If retail demand is expected to exceed production capacity for a quarter, then the Group may schedule higher production in anticipation of the expected retail demand. Often, the Group anticipates that spring-selling season demand may exceed production capacity in that period and schedules higher production, and anticipates higher inventories and wholesale shipments to dealers in the first quarter of the year. As a result, the Group’s working capital and dealer inventories are generally at their highest levels during the February to May period and decline towards the end of the year, as both the Group’s and its dealers’ inventories are typically reduced.

To the extent the Group’s production levels (and timing) do not correspond to retail demand, it may have too much or too little inventory, which could have an adverse effect on the Group’s financial position and results of operations.

The Group has significant outstanding indebtedness, which may limit its ability to obtain additional funding and may limit its financial and operating flexibility

As of December 31, 2014, the Group had an aggregate of $29,701 million (including $22,727 million relating to Financial Services) of consolidated gross indebtedness, and its equity was $7,577 million, including non-controlling interests. The extent of the Group’s indebtedness could have important consequences for its operations and financial results, including:

■	the Group may not be able to secure additional funds for working capital, capital expenditures, debt service requirements or general corporate purposes;

■

the Group may need to use a portion of its projected future cash flow from operations to pay principal and interest on its indebtedness, which may reduce the amount of funds available to the Group for other purposes;

■	the Group may be more financially leveraged than some of its competitors, which could put it at a competitive disadvantage;

■	the Group may not be able to introduce new products or pursue business opportunities;

■	the Group may not be able to adjust rapidly to changing market conditions, which may make it more vulnerable to a downturn in general economic conditions; and

■	the Group may not be able to access the capital markets on favorable terms, which may adversely affect its ability to provide competitive retail and wholesale financing programs.

These risks are exacerbated by the ongoing volatility in the financial markets resulting from perceived strains on the finances and creditworthiness of several governments and financial institutions, particularly in the Eurozone.

Among the anticipated benefits of the Merger is the expected reduction in funding costs over time due to improved debt capital markets positioning of CNH Industrial. However, certain of the circumstances and risks described above, including but not limited to the timing of maturity and anticipated refinancing of existing indebtedness, may delay or reduce the expected cost savings from the future funding structures and the expected cost savings may not be achieved.

Restrictive covenants in the Group’s debt agreements could limit its financial and operating flexibility

The indentures governing the majority of the Group’s outstanding public indebtedness, and other credit agreements to which Group’s subsidiaries are a party, contain typical covenants that restrict the Group’s ability to, among other things:

■	incur additional indebtedness;

■	make certain investments;

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■	enter into certain types of transactions with affiliates;

■	sell certain assets or merge with or into other companies;

■	use assets as security in other transactions; and

■	enter into sale and leaseback transactions.

Although CNH Industrial does not believe any of these covenants materially restrict its operations, a breach of one or more of the covenants could result in adverse consequences that could negatively impact the Group’s businesses, results of operations and financial position. These consequences may include the acceleration of amounts outstanding under certain of the Group’s credit facilities, triggering an obligation to redeem certain debt securities, termination of existing unused commitments by the Group’s lenders, refusal by the Group’s lenders to extend further credit under one or more of the facilities or to enter into new facilities or the lowering or modification of CNH Industrial’s credit ratings or those of one or more of its subsidiaries. For further information see Note 27 “Debt” to the Consolidated Financial Statements at December 31, 2014.

Risks related to increased information technology security threats

The Group relies upon information technology systems and networks in connection with a variety of business activities, and the Group collects and stores sensitive data. Increased information technology security threats and more sophisticated computer crime, including advanced persistent threats, pose a risk to the security of its systems and networks and the confidentiality, availability and integrity of its data.

In order to manage such risks, the Group implemented its information security system, an integrated set of policies, processes, methodologies, teams and technologies aimed at ensuring appropriate protection of the Group’s data. The information security system must be constantly aligned with evolving cyber threats scenarios in order for it to be effective. Recent security initiatives included in the Group’s information security roadmap concern product development data loss prevention, data classification (both structured and unstructured data) and laptop encryption. Actions are also in progress to increase the Group’s capability to prevent, detect, and react to malicious data leakage attempts.

Despite such efforts, a failure or breach in security could expose the Group and its customers, dealers and suppliers to risks of misuse of information or systems, the compromising of confidential information, manipulation and destruction of data, defective products, production downtimes and operations disruptions, which in turn could adversely affect its reputation, competitive position, businesses and results of operations. In addition, such breaches in security could result in litigation, regulatory action and potential liability, as well as higher operational and other costs of implementing further data protection measures.

The loss of members of senior management could have an adverse effect on the business of the Group

The Group’s success is largely dependent on the ability of its senior executives and other members of management to effectively manage its organization and individual areas of its business. The loss of any senior executive, manager or other key employee without an adequate replacement or the inability to attract and retain new, qualified personnel could therefore have an adverse effect on the Group’s business prospects, results of operations and/or financial position.

The Group’s business may be affected by unfavorable weather conditions, climate change or natural disasters

Poor, severe or unusual weather conditions caused by climate change or other factors, particularly during the planting and early growing season, can significantly affect the purchasing decisions of the Group’s agricultural equipment customers. The timing and quantity of rainfall are two of the most important factors in agricultural production. Insufficient levels of rain prevent farmers from planting crops or may cause growing crops to die, resulting in lower yields. Excessive rain or flooding can also prevent planting or harvesting from occurring at optimal times and may cause crop loss through increased disease or mold growth. Temperature affects the rate of growth, crop maturity, crop quality and yield. Temperatures outside normal ranges can cause crop failure or decreased yields, and may also affect disease incidence. Natural disasters such as floods, hurricanes, storms and droughts can have a negative impact on agricultural production. The resulting negative impact on farm income can strongly affect demand for the Group’s agricultural equipment in any given period.

In addition, natural disasters, pandemic illness, equipment failures, power outages or other unexpected events could result in physical damage to and complete or partial closure of one or more of the Group’s manufacturing facilities or distribution centers, temporary or long-term disruption in the supply of component products from some local and international suppliers, disruption in the transport of the Group’s products to dealers and customers and delay in delivery of products to distribution centers. In the event such events occur, the Group’s financial results might be negatively impacted. Existing insurance arrangements may not provide protection for all of the costs that may arise from such events.

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Changes in demand for food and alternate energy sources could impact the Group’s revenues

Changing worldwide demand for farm outputs to meet the world’s growing food and alternative energy demands, driven in part by government policies and a growing world population, are likely to result in fluctuating agricultural commodity prices, which directly affect sales of agricultural equipment. While higher commodity prices will benefit the Group’s crop producing agricultural equipment customers, higher commodity prices also result in greater feed costs for livestock and poultry producers, which in turn may result in lower levels of equipment purchased by these customers. Moreover, changing alternative energy demands may cause farmers to change the types or quantities of the crops they grow, with corresponding changes in equipment demands. Finally, changes in governmental policies regulating bio-fuel utilization could affect demand for the Group’s equipment and result in higher research and development costs related to equipment fuel standards.

International trade policies may impact demand for the Group’s products and its competitive position

Government policies on international trade and investment such as sanctions, import quotas, capital controls or tariffs, whether adopted by individual governments or addressed by regional trade blocs, may affect the demand for the Group’s products and services, impact the competitive position of its products or prevent the Group from being able to sell products in certain countries. The implementation of more restrictive trade policies, such as more detailed inspections, higher tariffs or new barriers to entry, in countries where the Group sells large quantities of products and services could negatively impact its business, results of operations and financial condition. For example, a government’s adoption of trade sanctions or “buy national” policies or retaliation by another government against such policies could have a negative impact on the Group’s results of operations.

The Group is subject to negative conditions in the financial markets and the cyclicality of the capital goods sector

Producers in the capital goods sector are subject to:

■

the condition of financial markets, in particular, the ability to access the ABS market and prevailing interest rates in that market. In North America, in particular, the Group makes considerable use of ABS transactions to fund financing offered to dealers and customers. Adverse conditions in the financial markets, and the ABS market in particular, could have a significant impact on the Group’s business prospects, results of operations and/or financial position;

■

cyclicality, which can cause sudden (and sometimes material) declines in demand, with negative effects on inventory levels and product pricing, both new and used. In general, demand in the capital goods sector is highly correlated to the economic cycle and can be subject to even greater levels of volatility.

RISKS RELATED TO FINANCIAL SERVICES

The Group offers a wide range of financial services and products to Agricultural Equipment, Construction Equipment and Commercial Vehicles dealers and customers including retail financing for the purchase or lease of new and used equipment and vehicles, and wholesale financing to dealers.

In light of the above, the following risks associated with the financial services offered by the Group should be considered.

Credit risk

Fundamental to any organization that extends credit is the credit risk associated with its customers/borrowers. The creditworthiness of each customer, rates of delinquency and default, repossessions and net losses on loans to customers are impacted by many factors, including:

■	relevant industry and general economic conditions;

■	the availability of capital;

■	interest rates (and changes in the applicable rates);

■	the experience and skills of the customer’s management team;

■	commodity prices;

■	political events;

■	the weather; and

■	the value of the collateral securing the extension of credit.

Deterioration in the quality of the Group’s financial assets, an increase in delinquencies or defaults, or a reduction in collateral recovery rates could have an adverse impact on the performance of the Group’s Financial Services business. These risks become more acute in an economic slowdown or recession due to decreased demand for (or availability of) credit, declining asset values, changes in government subsidies, reductions in collateral to loan balance ratios, and an increase in

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delinquencies, defaults, insolvencies, foreclosures and losses. In such circumstances, the Group’s loan servicing and litigation costs may also increase. In addition, governments may pass laws, or implement regulations, that modify rights and obligations under existing agreements, or which prohibit or limit the exercise of contractual rights.

When loans default and the Group’s Financial Services business repossess collateral securing the repayment of a loan, its ability to recover or mitigate losses by selling the collateral is subject to the current market value of such collateral. Those values are affected by levels of new and used inventory of agricultural and construction equipment, as well as commercial vehicles, on the market. They are also dependent upon the strength or weakness of market demand for new and used agricultural and construction equipment, as well as for commercial vehicles, which is affected by the strength of the general economy. In addition, repossessed collateral may be in poor condition, which would reduce its value. Finally, relative pricing of used equipment, compared with new equipment, can affect levels of market demand and the resale of repossessed equipment. An industry-wide decrease in demand for agricultural or construction equipment, as well as for commercial vehicles, could result in lower resale values for repossessed equipment, which could increase losses on loans and leases, adversely affecting the Group’s financial position and results of operations.

Funding risk

The Group’s Financial Services business have traditionally relied upon the ABS market and committed asset-backed facilities as a primary source of funding and liquidity. Access to funding at competitive rates is essential to the Group’s Financial Services business. From mid-2007 through 2009, events occurred in the global financial market, which caused a significant reduction in liquidity in the secondary market for ABS transactions outstanding at such time and a significant increase in funding costs. During these periods, conditions in the ABS market adversely affected the Group’s ability to sell receivables on a favorable or timely basis. Similar conditions in the future would have an adverse impact on the Group’s access to funding, financial position and results of operations. As Financial Services finances a significant portion of the Group’s sales of equipment, to the extent Financial Services is unable to access funding on acceptable terms, the Group’s sales of equipment would be negatively impacted.

To maintain competitiveness in the capital markets and to promote the efficient use of various funding sources, the Group chose to increase the reserve funds of certain previously-issued ABS transactions. Such optional support may, in the future, be required to maintain credit ratings assigned to certain transactions if loss experiences are higher than anticipated. The provision of additional reserve support could have an adverse effect on the Group’s financial position, results of operations and cash flows.

Repurchase risk

In connection with the Group’s ABS transactions, the Group makes customary representations and warranties regarding the assets being securitized, as disclosed in the relevant offering documents. While no recourse provisions exist that allow holders of asset-backed securities issued by the Group’s ABS trusts to require the Group to repurchase those securities, a breach of these representations and warranties could give rise to an obligation to repurchase non-conforming receivables from the trusts. Any future repurchases could have an adverse effect on the Group’s financial position, results of operations and cash flows.

Regulatory risk

The operations of the Group’s Financial Services business are subject, in certain instances, to supervision and regulation by various governmental authorities. These operations are also subject to various laws, as well as to judicial and administrative decisions and interpretations, imposing requirements and restrictions, which among other things:

■	regulate credit granting activities, including establishing licensing requirements;

■	establish maximum interest rates, finance and other charges;

■	regulate customers’ insurance coverage;

■	require disclosures to customers;

■	govern secured and unsecured transactions;

■	set collection, foreclosure, repossession and claims handling procedures and other trade practices;

■	prohibit discrimination in the extension of credit and administration of loans; and

■	regulate the use and reporting of information related to a borrower.

To the extent that applicable laws are amended or construed differently, new laws are adopted to expand the scope of regulation imposed upon such financial services businesses, or applicable laws prohibit interest rates the Group charges from rising to a level commensurate with risk and market conditions, such events could adversely affect Financial Services and the Group’s financial position and results of operations.

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Potential Impact of the Dodd-Frank Act

The various requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), including its many implementing regulations, may substantially affect the origination, servicing and securitization programs of the Groups’ Financial Services business. For example, the Dodd-Frank Act strengthens the regulatory oversight of these securities and capital market activities by the SEC and increases the regulation of the ABS markets through, among other things, a mandated risk retention requirement for securitizers, a loan level disclosure requirement for certain securitizers and a direction to the SEC to regulate credit rating agencies and adopt regulations governing these organizations. While the Group will continue to monitor these developments and their impact upon its access to the ABS market, these and future SEC regulations may impact the Group’s ability to engage in these activities or increase the effective cost of ABS transactions in the future, which could adversely affect its financial position, results of operations and cash flows.

OTHER RISKS

CNH Industrial operates and will continue to operate as a company that is resident in the U.K. for tax purposes, other tax authorities may treat CNH Industrial as being tax resident elsewhere

CNH Industrial is not incorporated in the U.K.; therefore, in order to be resident in the U.K. for tax purposes CNH Industrial’s central management and control must be located (in whole or in part) in the U.K. The test of central management and control is largely a question of fact based on all the circumstances. Nevertheless, the decisions of the U.K. courts and the published practice of Her Majesty’s Revenue & Customs, or HMRC, suggest that CNH Industrial is likely to be regarded as having become U.K.-resident on this basis from the date of its incorporation. This analysis is supported by the competent authority ruling referred to below. Even if CNH Industrial’s “central management and control” is in the U.K., it would not be treated as U.K.-resident if (a) CNH Industrial were concurrently resident in another jurisdiction (applying the tax residence rules of that jurisdiction) which has a double tax treaty with the U.K.; and (b) that tax treaty allocates exclusive residence to that other jurisdiction.

Even if CNH Industrial’s central management and control is in the U.K., CNH Industrial would normally be resident in The Netherlands for Dutch corporate income tax and Dutch dividend withholding tax purposes because CNH Industrial is incorporated in The Netherlands. Nonetheless, the U.K. and Dutch competent authorities have agreed, following a mutual agreement procedure (as contemplated by The Netherlands-U.K. tax treaty), that CNH Industrial will be regarded as solely resident in the U.K. provided that CNH Industrial operates as planned and provides appropriate required evidence to the U.K. and Dutch competent tax authorities. If the facts upon which the competent authorities issued this ruling change over time, this ruling may be withdrawn and in that case The Netherlands may levy corporate income tax on CNH Industrial and impose withholding taxes on dividends distributed by CNH Industrial.

CNH Industrial’s residence for Italian tax purposes is also largely a question of fact based on all the circumstances. For Italian tax purposes, a rebuttable presumption of CNH Industrial’s residence in Italy may apply under Italian legislation. However, CNH Industrial has a management and organizational structure such that CNH Industrial should be deemed resident in the U.K. from the date of its incorporation for purposes of the Italy-U.K. tax treaty. Because this analysis is highly factual and may depend on future changes in CNH Industrial’s management and organizational structure, there can be no assurance that CNH Industrial’s determination of its tax residence will be respected by all relevant tax authorities. Should CNH Industrial be treated as an Italian tax resident, CNH Industrial would be subject to corporate income tax in Italy and may be required to comply with withholding tax on dividends and other distributions (currently at a withholding rate of 26%, subject to any benefits from double taxation treaties or other reliefs or exemptions that may be available to shareholders) and/or reporting obligations under Italian law, which could result in additional costs and expenses.

CNH Industrial, as successor to Fiat Industrial, is jointly liable with FCA for certain obligations

CNH Industrial is successor to Fiat Industrial – a company formed as a result of the demerger of Fiat S.p.A. (which, effective October 12, 2014, was merged into Fiat Chrysler Automobiles N.V., “FCA”) in favor of Fiat Industrial (the “Demerger”). As such, CNH Industrial continues to be liable jointly with FCA for the liabilities of FCA that arose prior to the effective date of the Demerger (January 1, 2011) and were still outstanding at that date (“the Liabilities”). This statutory provision is limited to the value of the net assets transferred to Fiat Industrial in the Demerger and survives until the Liabilities are satisfied in full. Furthermore, CNH Industrial may be responsible jointly with FCA in relation to tax liabilities, even if such tax liabilities exceed the value of the net assets transferred to Fiat Industrial in the Demerger. At December 31, 2014, the outstanding Liabilities amount to approximately $3.5 billion (of which $3.2 billion consists of bonds guaranteed by FCA). CNH Industrial evaluated as extremely remote the risk of FCA’s insolvency and therefore no specific provision has been accrued in respect of the above mentioned potential joint liability. For further information about the Demerger, please refer to Fiat Industrial’s Consolidated Financial Statements at December 31, 2011 and 2012.

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The loyalty voting structure may concentrate voting power in a small number of CNH Industrial’s shareholders and such concentration may increase over time

A relatively large proportion of the voting power of CNH Industrial could be concentrated in a relatively small number of shareholders who would have significant influence over the Group. As of December 31, 2014 EXOR S.p.A. had a voting interest in CNH Industrial of approximately 41%.

The loyalty voting structure may affect the liquidity of the CNH Industrial’s common shares and reduce its share price

CNH Industrial’s loyalty voting structure is intended to reward shareholders for maintaining long-term share ownership by granting initial shareholders and persons holding shares continuously for at least three years at any time following the effectiveness of the Merger the option to elect to receive special voting shares. Special voting shares cannot be traded and, immediately prior to the transfer of CNH Industrial’s common shares from the CNH Industrial Loyalty Register, any corresponding special voting shares shall be transferred to CNH Industrial for no consideration (om niet). This loyalty voting structure is designed to encourage a stable shareholder base and, conversely, it may deter trading by those shareholders who are interested in gaining or retaining special voting shares. Therefore, the loyalty voting structure may reduce liquidity in CNH Industrial’s common shares and adversely affect their trading price.

The loyalty voting structure may prevent or frustrate attempts by CNH Industrial’s shareholders to change CNH Industrial’s management and hinder efforts to acquire a controlling interest in the Group, and the market price of CNH Industrial’s common shares may be lower as a result

The provisions of CNH Industrial’s Articles of Association establishing the loyalty voting structure may make it more difficult for a third party to acquire, or attempt to acquire, control of the Group, even if a change of control is considered favorably by shareholders holding a majority of CNH Industrial’s common shares. As a result of the loyalty voting structure, a relatively large proportion of the voting power of CNH Industrial’s common shares could be concentrated in a relatively small number of shareholders who would have significant influence over the Group. As of December 31, 2014 EXOR S.p.A. had a voting interest in CNH Industrial of approximately 41%. Such shareholders participating in the loyalty voting structure could effectively prevent change of control transactions that may otherwise benefit CNH Industrial’s shareholders.

The loyalty voting structure may also prevent or discourage shareholders’ initiatives aimed at changes in CNH Industrial’s management.

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BUSINESS OVERVIEW

CNH Industrial is a leading global capital goods group engaged in the design, production, marketing, sale and financing of agricultural and construction equipment, trucks, commercial vehicles, buses and specialty vehicles for firefighting, defense and other uses, as well as engines, transmissions and axles for those vehicles and engines for marine and power generation applications. The Group has industrial and financial services companies located in 45 countries and a commercial presence in approximately 190 countries. The Group had net revenues of $32,957 million in 2014 and, as of December 31, 2014, had 69,207 employees.

In order to enhance its reporting following the Merger between CNH Global N.V. and Fiat Industrial S.p.A., the Group realigned its segment reporting and expanded its reportable segments from three (Agricultural and Construction Equipment inclusive of its financial services activities, Trucks and Commercial Vehicles inclusive of its financial services activities, and Powertrain) to five (Agricultural Equipment, Construction Equipment, Commercial Vehicles, Powertrain, and Financial Services).

Group segments presented in this Annual Report are as follows:

■

Agricultural Equipment, which designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH Agriculture brands, as well as the Steyr brand in Europe. Subsequent to the acquisition of substantially all of the assets of Miller in November 2014, certain agricultural equipment products are also sold under the Miller brand, primarily in North America;

■

Construction Equipment, which designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, telehandlers and trenchers. Construction equipment is sold under the New Holland Construction and Case Construction brands;

■

Commercial Vehicles, which designs, produces and sells a full range of light, medium and heavy vehicles for the transportation and distribution of goods through the Iveco brand, commuter buses and touring coaches through the Iveco Bus (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment through the Iveco Astra brand, firefighting vehicles through the Magirus brand and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand;

■

Powertrain, which designs, manufactures and offers a range of propulsion and transmission systems and axles for on- and off-road applications, as well as engines for marine application and power generation through the FPT Industrial brand; and

■

Financial Services, which offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial dealers. In addition, Financial Services provides wholesale financing to CNH Industrial dealers, which primarily consists of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products.

Net revenues by segment in the years ended December 31, 2014 and 2013 were as follows:

($ million)	2014	2013

Agricultural Equipment	15,204	16,763

Construction Equipment	3,346	3,258

Commercial Vehicles	11,087	11,447

Powertrain	4,475	4,423

Eliminations and Other	(2,704)	(3,050)

Total of Industrial Activities	31,408	32,841

Financial Services	2,086	1,950

Eliminations and Other	(537)	(560)

Total for the Group	32,957	34,231

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Net revenues by region in the years ended December 31, 2014 and 2013 were as follows:

($ million)	2014	2013

EMEA	14,951	14,372

NAFTA	9,447	9,742

LATAM	4,914	6,391

APAC	3,645	3,726

Total	32,957	34,231

INDUSTRY OVERVIEW

Agricultural Equipment

The operators of food, dairy, livestock and grain crop producing farms, as well as independent contractors that provide services to such farms, purchase most agricultural equipment. The key factors influencing sales of agricultural equipment are the level of net farm income and, to a lesser extent, general economic conditions, interest rates and the availability of financing, farm land prices, and farm debt levels. Net farm income is primarily impacted by the volume of acreage planted, commodity and/or livestock prices and stock levels, the impacts of fuel ethanol demand, crop yields, farm operating expenses (including fuel and fertilizer costs), fluctuations in currency exchange rates, government subsidies and tax incentives. Farmers tend to postpone the purchase of equipment when the farm economy is declining and to increase their purchases when economic conditions improve. The availability, quality, and cost of used equipment for sale also impact the level of new equipment sales. Weather conditions are a major determinant of crop yields and therefore also affect equipment buying decisions. In addition, geographical variations in weather from season to season may affect sales volumes differently in different markets. Government policies may affect the market for agricultural equipment by regulating the levels of acreage planted, with direct subsidies affecting specific commodity prices, or with other payments made directly to farmers. Global organization initiatives, such as those of the World Trade Organization, also can affect the market with demands for changes in governmental policies and practices regarding agricultural subsidies, tariffs and acceptance of genetically modified organisms such as seed, feed and animals.

Demand for agricultural equipment also varies seasonally by region and product, primarily due to differing climates and farming calendars. Peak retail demand for tractors and planting, seeding, and application equipment typically occurs in March through June in the Northern hemisphere and in September through December in the Southern hemisphere. Dealers order equipment year-round, but harvesting equipment orders in the Northern hemisphere generally increase in the late fall and winter so that the dealers can receive inventory prior to the peak retail selling season, which generally extends from March through June. In the Southern hemisphere, dealers generally order between August and October so they can receive inventory prior to the peak retail selling season, which extends from November through February. The production levels of Agricultural Equipment are based upon estimated retail demand which takes into account, among other things, the timing of dealer shipments (which occur in advance of retail demand), dealer and Group inventory levels, the need to retool manufacturing facilities to produce new or different models and the efficient use of manpower and facilities. Production levels are adjusted to reflect changes in estimated demand and dealer inventory levels. However, because production and wholesale shipments adjust throughout the year to take into account the factors described above, wholesale sales of agricultural equipment products in any given period may not reflect the timing of dealer orders and retail demand for that period.

Customer preferences regarding farming practices, and thus product types and features, vary by region. In North America, Australia and other areas where soil conditions, climate, economic factors and population density allow for intensive mechanized agriculture, farmers demand high capacity, sophisticated machines equipped with the most advanced technology. In Europe, where farms are generally smaller in size than those in North America and Australia, there is greater demand for somewhat smaller, yet equally sophisticated, machines. In the developing regions of the world where labor is more abundant and infrastructure, soil conditions and/or climate are not conducive to intensive agriculture, customers generally prefer simple, robust and durable machines with relatively lower acquisition and operating costs. In many developing countries, tractors are the primary, if not the sole, type of agricultural equipment used, and much of the agricultural work in such countries that cannot be performed by tractors is carried out by hand. A growing number of part-time farmers, hobby farmers and customers engaged in landscaping, municipality and park maintenance, golf course and roadside mowing in Western Europe and North America also prefer relatively simple, low-cost agricultural equipment. Agricultural Equipment’s position as a geographically diversified manufacturer of agricultural equipment and its broad geographic network of dealers allows it to provide customers in each significant market with equipment that meets their specific requirements.

Major trends in the North American and Western European agricultural industries include a reduction in number but

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growth in size of farms, supporting increased demand for higher capacity agricultural equipment. In addition, the use of technology and other precision farming solutions to increase crop yield is becoming more established. In Latin America and in other emerging markets, the number of farms is growing and mechanization is replacing manual labor. Government subsidies (including crop insurance) are a key income driver for farmers raising certain commodity crops in the United States and Western Europe. The level of support can range from 10% to over 30% of the annual income for these farmers in years of low global commodity prices or natural disasters. The existence of a high level of subsidies in these markets for agricultural equipment reduces the effects of cyclicality in the agricultural equipment business. The effect of these subsidies on agricultural equipment demand depends to a large extent on the U.S. Farm Bill and programs administered by the United States Department of Agriculture, the Common Agricultural Policy of the European Union and World Trade Organization negotiations. Additionally, the Brazilian government subsidizes the purchase of agricultural equipment through low-rate financing programs administered by the Banco Nacional de Desenvolvimento Economico e Social (“BNDES”). These programs have a significant influence on sales.

Agricultural equipment manufacturers are subject to continuous changes in emission regulations and restrictions. These changes require frequent changes in engine technology, which can involve significant research and development investments. Manufacturers generally attempt to pass these incremental costs to their customers, but these price increases must be balanced with the affordability of the equipment. Each market may have its own unique regulations, which adds a level of complexity required to meet global product needs.

Global demand for renewable fuels increased considerably in recent years driven by consumer preference, government renewable fuel mandates, renewable fuel tax, and production incentives. Biofuels, which include fuels such as ethanol and biodiesel, have become one of the most prevalent types of renewable fuels. The primary type of biofuel supported by government mandates and incentives varies somewhat by region. North America and Brazil are promoting ethanol first and then biodiesel, while Europe is primarily focused on biodiesel.

The demand for biofuels has created an associated demand for agriculturally based feedstocks which are used to produce biofuels. Currently, most of the ethanol in the U.S. and Europe is extracted from corn, while in Brazil it is extracted from sugar cane. Biodiesel is typically extracted from soybeans and rapeseed oil in the U.S. and Brazil, and from rapeseed and other oil seeds as well as food waste by-products in Europe. The use of corn and soybeans for biofuel has been one of the main factors impacting the supply and demand relationships for these crops, resulting in higher crop prices. The economic feasibility of biofuels is significantly impacted by the price of oil. As the price of oil rises, biofuels become a more attractive alternative energy source. Although oil prices have declined significantly since the summer of 2014, they are still at levels that make biofuels an attractive alternative energy source. This relationship will, however, be impacted by government policy and mandates as governments around the world consider ways to combat global warming and avoid potential energy resource issues in the future.

The increase in crop production for biofuels has also driven changes in the type of crops grown and in crop rotations. The most significant change in U.S. crop production was the increase in acreage devoted to corn, typically using land previously planted with soybeans and cotton. In addition, a change in crop rotation resulted in more acres of corn being planted. As a result, agricultural producers are faced with new challenges for managing crop residues and are changing the type of equipment they use and how they use it.

Although the demand for new agricultural equipment tends to decrease during periods of economic stagnation or recession, the aftersales market is historically less volatile than the new equipment market and, therefore, helps limit the impact of declines in new equipment sales on the operating results of full-line manufacturers, such as the Agricultural Equipment segment.

Construction Equipment

The construction equipment market consists of two principal businesses: heavy construction equipment (excluding the mining and the specialized forestry equipment markets in which the Group does not participate), with equipment generally weighing more than 12 metric tons, and light construction equipment, with equipment generally weighing less than 12 metric tons.

In developed markets, customers tend to prefer more sophisticated machines equipped with the latest technology and features to improve operator productivity. In developing markets, customers tend to prefer equipment that is relatively less costly and has greater perceived durability. In North America and Europe, where the cost of machine operators is higher relative to fuel costs and machine depreciation, customers typically emphasize productivity, performance and reliability. In other markets, where the relative costs for machine operators is lower, customers often continue to use equipment after its performance and efficiency have begun to diminish.

Customer demand for power and operating capacity does not vary significantly from market to market. However, in many countries, restrictions on equipment weight or dimensions, as well as road regulations or job site constraints can limit demand for larger machines.

Although the demand for new construction equipment tends to decrease during periods of economic stagnation or

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recession, the aftersales market is historically less volatile than the new equipment market and, therefore, helps limit the impact of declines in new equipment sales on the operating results of full-line manufacturers, such as the Construction Equipment segment.

Heavy Construction Equipment

Heavy construction equipment typically includes large wheel loaders and excavators, graders and dozers. Purchasers of heavy construction equipment include construction companies, municipalities, local governments, rental fleet owners, quarrying and mining companies, waste management companies and forestry-related concerns.

Sales of heavy construction equipment depend particularly on the expected volume of major infrastructure construction and repair projects such as highway, tunnel, dam and harbor projects, which depend on government spending and economic growth. Demand for aggregate mining and quarrying equipment is more closely linked to the general economy and commodity prices, while growing demand for environmental equipment is becoming less sensitive to the economic cycle. In North America, a portion of heavy equipment demand has historically been linked to the development of new housing subdivisions, where the entire infrastructure needs to be created, thus linking demand for both heavy and light construction equipment. The heavy equipment industry generally follows macroeconomic cyclicality, linked to growth in gross domestic product.

Light Construction Equipment

Light construction equipment includes skid-steer loaders, backhoe loaders and small wheel loaders and excavators. Purchasers of light construction equipment include contractors, residential builders, utilities, road construction companies, rental fleet owners, landscapers, logistics companies and farmers. The principal factor influencing sales of light construction equipment is the level of residential and commercial construction, remodeling and renovation, which is influenced by interest rates and the availability of financing. Other major factors include the construction of light infrastructure, such as utilities, cabling and piping and maintenance expenditures. The principal use of light construction equipment is to replace relatively high-cost, slower manual work. Product demand in the United States and Europe has generally tended to mirror housing starts, but with lags of six to twelve months. In areas where labor is abundant and the cost of labor is inexpensive relative to other inputs, such as in Africa and Latin America, the light construction equipment market is generally smaller. These regions represent potential areas of growth for light construction equipment in the medium to long-term as labor costs rise relative to the cost of equipment.

Equipment rental is a significant element of the construction equipment market. Compared to the United Kingdom and Japan, where there is an established market for long-term equipment rentals as a result of favorable tax treatment, the rental market in North America and Western Europe (except for U.K.) consists mainly of short-term rentals of light construction equipment to individuals or small contractors for which the purchase of equipment is not cost effective or that need specialized equipment for specific jobs. In North America, the main rental product has traditionally been the backhoe loader and, in Western Europe, it has been the mini-excavator. As the market has evolved, a greater variety of light and heavy equipment products have become available to rent. In addition, rental companies have allowed contractors to rent machines for longer periods instead of purchasing the equipment, enabling contractors to complete specific job requirements with greater flexibility and cost control. Large national rental companies can significantly impact the construction equipment market, with purchase volumes being driven by their decisions to increase or decrease the sizes of their rental fleets based on rental utilization rates.

Seasonal demand for construction equipment fluctuates somewhat less than for agricultural equipment. Nevertheless, in North America and Western Europe, housing construction generally slows during the winter months. North American and European industry retail demand for construction equipment is generally strongest in the second and fourth quarters.

In markets outside of North America, Western Europe and Japan, equipment demand may also be partially satisfied by importing used equipment. Used heavy construction equipment from North America may fulfill demand in the Latin American market and equipment from Western Europe may be sold to Central and Eastern European, North African and Middle Eastern markets. Used heavy and light equipment from Japan is mostly sold to other Southeast Asian markets, while used excavators from Japan are sold to almost every other market in the world. This flow of used equipment is highly influenced by exchange rates, the weight and dimensions of the equipment and the different local regulations in terms of safety and/or engines emissions.

The construction equipment industry has seen an increase in the use of hydraulic excavators and wheel loaders in earth-moving and material handling applications. In addition, the light equipment sector has grown as more manual labor is being replaced on construction sites by machines with a variety of attachments for specialized applications, such as skid steer loaders, mini-crawler excavators and telehandlers. Finally, the Chinese construction equipment market has grown significantly in recent years and is now the largest market.

General economic conditions, infrastructure spending rates, housing starts, commercial construction and governmental policies on taxes, spending on roads, utilities and construction projects can have a dramatic effect on sales of construction equipment.

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Commercial Vehicles

Trucks

The world truck market is generally divided into three segments: light (gross vehicle weight (“GVW”) up to 6 metric tons), medium (GVW 6 to 16 metric tons) and heavy (GVW of 16 metric tons and above). The technologies and production systems utilized in the heavy and medium segments of the market require more specialized engineering than those used in the light segment of the market (which has many engineering and design characteristics in common with the automobile industry). In addition, operators of medium and heavy trucks often require vehicles with a higher degree of customization than the more standardized products that serve the light commercial vehicle market. Customers generally purchase heavy trucks for one of three primary uses: long distance haulage, construction haulage and/or distribution.

The regional variation in demand for commercial vehicles is influenced by differing economic conditions, levels of infrastructure development and geographical region, all of which lead to differing transport requirements.

Medium and heavy truck demand tends to be closely aligned with the general economic cycle and the capital investment cycle, particularly in more developed markets such as Europe, North America and Japan, as economic growth provides increased demand for haulage services and an incentive for transporters to invest in higher capacity vehicles and renew vehicle fleets. The product life cycle for medium and heavy trucks typically covers a seven to ten-year period.

Although economic cycles have a significant influence on demand for medium and heavy vehicles in emerging economies, the processes of industrialization and infrastructure development have generally driven long-term growth trends in these countries. As a country’s economy becomes more industrialized and its infrastructure develops, transport requirements tend to grow in response to increases in production and consumption. Developing economies, however, tend to display volatility in short-term demand resulting from government intervention, changes in the availability of financial resources and protectionist trade policies. In developing markets, demand for medium and heavy trucks increases when it becomes more cost-effective to transport heavier loads, especially as the infrastructure, primarily roads and bridges, becomes capable of supporting heavier trucks. At the same time, distribution requirements tend to grow in these markets, resulting in increased demand for light vehicles.

Industry forecasts indicate that transportation of goods by road, currently the predominant mode of transport, will remain so in the future. Demand for services and service-related products, including parts, is a function of the number of vehicles in use. Although the demand for new commercial vehicles tends to decrease during periods of economic stagnation or recession, the aftersales market is historically less volatile than the new vehicle market and, therefore, helps limit the impact of declines in new vehicle sales on the operating results of full-line manufacturers, such as the Commercial Vehicles segment.

Commercial vehicles markets are subject to intense competition based on initial sales price, cost and performance of vehicles over their life cycle (i.e., purchase price, operating and maintenance costs and residual value of the vehicle at the end of its useful life), services and service-related products and the availability of financing options. High reliability and low variable costs contribute to customer profitability over the life of the vehicle, and are important factors in an operator’s purchase decision. Additional competitive factors include the manufacturer’s ability to address customer transport requirements, driver safety, comfort and brand loyalty through the vehicle design.

Buses

The global bus market is organized by missions, from city and intercity transport to tourism purposes, with a capacity ranging from 7 up to 150 seating/standing passengers. The Iveco Bus (previously Iveco Irisbus) and Heuliez Bus target market includes urban, intercity buses and long-distance touring coaches. Operators in this market include three types of manufacturers: those specialized in providing chassis to bodybuilders, those that build bodies on chassis produced by third parties, and those like Iveco Bus that produce the entire vehicle.

The principal customers of the bus segment are tour and intercity bus service operators, while the principal customers of the city bus segment are the transport authorities in small and large urban areas.

Deregulation and privatization of transport services in many markets has favored concentration towards large private companies operating in one country, in more than one neighboring country or at an international level. Demand has increased for highly standardized, high-use products for large fleets, with financing and maintenance agreements or kilometric pricing. Deregulation and privatization have also increased competition between large transport service companies, raising the level of vehicle use and increasing the choice of brands for operators in the sector.

Sales for urban and intercity buses are generally higher in the second half of the year, due to public entities budgeting processes, tender rules and buses production lead time.

Powertrain

The dynamics of the industrial powertrain business vary across the different market segments in which the various

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propulsion systems are used, and in many cases are particularly influenced by emission requirements. For vehicle and equipment applications, product development is driven by regulatory factors (i.e., legislation on emissions and, increasingly, CO2 emissions), as well as the need to reduce total operating costs. This, in turn, translates into customers seeking more efficient propulsion systems that enable lower total cost of ownership and higher productivity.

For on-road applications in fully developed markets, where economy and infrastructure drive demand for local and haulage transportation, light duty engines (below 3.9 liters in displacement) and heavy duty engines (above 8 liters) constitute the majority of demand, while medium duty engines (3.9-8 liters) cover the majority of needs in developing markets. Demand for heavy engines is driven by general economic conditions, capital investment, industrialization and infrastructure developments.

In the bus market, engine demand is increasingly influenced by the environmental policies of governments and local authorities (i.e., requirements for natural gas and hybrid solutions).

For the off-road market, engines in the 50 hp to 300 hp output range are dominant in all major markets worldwide, with demand for high-power engines predominantly in the European and U.S. markets. Demand for off-road applications in the construction business is driven by general economic factors and the level of public investment in infrastructure, which affects the need for replacement of old equipment and investment in more innovative solutions to boost productivity. The demand for off-road applications in the agricultural business is affected by similar drivers as the construction business, and is also dependent on the level of net farm income.

The Group believes that the evolution in emission regulations in Europe, the U.S. and Asia (Euro VI, Stage IV and Tier 4B) presents an opportunity for Powertrain to gain a competitive advantage through top level performance derived from technological solutions developed for engines and after-treatment systems (such as its High Efficiency SCR technology). The increasing trend among middle-sized original equipment manufacturers (“OEMs”) to outsource engine development, as a result of the significant research and development expenditures required to meet the new emission requirements, presents an opportunity for Powertrain to increase sales to third party customers. In addition, engine manufacturers occasionally supplement their available range with certain engines sourced from third-party suppliers.

The on-road market has some minimal local fluctuation during the year, tempered by the geographical distribution of Powertrain’s customer base, while the off-road market usually has a seasonal decline between November and January.

Competition

The industries in which the Group operates are highly competitive. CNH Industrial believes it has a number of competitive strengths that will enable it to improve its position in markets where it is already well established while it directs additional resources to markets and products with high growth potential.

Both Agricultural Equipment and Construction Equipment compete with: (i) large global full-line suppliers with a presence in every market and a broad range of products that cover most customer needs, (ii) manufacturers who are product specialists focused on particular industry segments on either a global or regional basis, (iii) regional full-line manufacturers, some of which are expanding worldwide to build a global presence, and (iv) local, low-cost manufacturers in individual markets, particularly in emerging markets such as Eastern Europe, India and China.

The competitive strengths of Agricultural Equipment and Construction Equipment include well-recognized brands, a full range of competitive products, and a strong global presence and distribution network. There are multiple factors which influence a buyer’s choice of agricultural and construction equipment. These factors include the strength and quality of the distribution network, brand loyalty, product features and performance, availability of a full product range, the quality and pricing of products, technological innovations, product availability, financing terms, parts and warranty programs, resale value and customer service and satisfaction. The two segments continually seek to improve in each of these areas, but focus primarily on providing high-quality and high-value agricultural and construction equipment products and supporting those products through their dealer networks. In both the agricultural and construction equipment industries, buyers tend to favor brands based on experience with the product and the dealer. Customers’ perceptions of product value in terms of productivity, reliability, resale value and dealer support are formed over many years.

The efficiency of the manufacturing, logistic and scheduling systems of Agricultural Equipment and Construction Equipment are dependent on forecasts of industry volumes and their anticipated share of industry sales, which is predicated on their ability to compete successfully with others in the marketplace. The segments compete on the basis of product performance, customer service, quality and price. The environment remains competitive from a pricing standpoint, but actions taken to maintain their competitive position in the current difficult economic environment could result in lower than anticipated price realization.

The Group’s principal competitors in the agricultural equipment market are John Deere, AGCO (including the Massey Ferguson, Fendt, Valtra and Challenger brands), Claas, the Argo Group (including the Landini, McCormick and Valpadana brands), the Same Deutz Fahr Group (including the Same, Lamborghini, Hurlimann and Deutz brands) and Kubota.

The Group’s principal competitors in the construction equipment market are Caterpillar, Komatsu, JCB, Hitachi, Volvo,

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Terex, Liebherr, Doosan, Kubota, Yanmar and John Deere.

In the commercial vehicles business, factors that influence a customer’s decision to buy a vehicle include product, parts and aftersales service availability, which is supported by the depth of the distribution network; price, features, performance and durability of products; brand loyalty; technological innovations; availability and terms of financing; and resale value. The ability to meet or exceed applicable vehicle emissions standards as they take effect is also a key competitive factor, particularly in those markets where such standards are the subject of frequent legislative or regulatory scrutiny and change, such as Europe and North America.

Commercial Vehicles competes on the basis of product features and performance, customer service, quality and price. The Group believes that the segment’s competitive strengths include well-recognized brands, competitively priced products, technological innovations, a strong distribution and customer service network.

In the commercial vehicles business, Iveco brand principally competes with major manufacturers that have similar product offerings such as:

■	Daimler, whose brands include Mercedes-Benz, Mitsubishi Fuso, Freightliner, Western Star and Bharat-Benz (India);

■	MAN and Scania (both part of the Volkswagen group);

■	Paccar, whose brands include DAF, Kenworth, Ken Mex and Peterbilt;

■	the Volvo Group, which sells products under the Volvo, Renault, MACK and UD Trucks brands.

In the bus business, Iveco Bus and Heuliez Bus’ main competitors are Daimler Buses (Mercedes-Benz and Setra brands), Volvo Bus Corporation, MAN (MAN and Neoplan brands) and Scania. In the firefighting business, Magirus’ principal competitor worldwide is Rosenbauer International AG. Iveco Defence Vehicles’ principal competitors are Rheinmetall, Oshkosh, Navistar, Nexter, General Dynamics, BAE Systems for defense; Mercedes Benz and MAN in the trucks business. In the heavy duty equipment business, Iveco and Iveco Astra’s principal competitors are Caterpillar and the Volvo Group.

In the powertrain business, product competition is driven to a significant extent by developments in emission regulations in the various markets in which Powertrain’s products are used.

The principal engine manufacturers with which Powertrain competes are:

■	Cummins, which has a global manufacturing presence and a broad product portfolio, particularly in the on-road and construction equipment segments;

■	Deutz, which is principally focused on off-road applications;

■	Perkins (part of the Caterpillar group), which has a global manufacturing presence and service network and offers a comprehensive range of products;

■	John Deere, which is principally focused on the off-road segment;

■	Volvo Penta, which is principally focused on the marine engine and power generation segments;

■	Weichai, the leader in the Chinese market; and

■	Isuzu, which has a principal focus on the excavator market.

AGRICULTURAL EQUIPMENT

Products

The product lines of Agricultural Equipment are sold primarily under the Case IH and New Holland brands and under the Steyr brand in Europe. Subsequent to the acquisition of substantially all of the assets of Miller in November 2014, certain agricultural equipment products are also sold under the Miller brand, primarily in North America. In order to capitalize on customer loyalty to dealers and the segment’s brands, relative distribution strengths and historical brand identities, the segment will continue to use the Case IH (and Steyr for tractors in Europe only) and New Holland brands. The Group believes that these brands enjoy high levels of brand identification and loyalty among both customers and dealers.

Although newer generation tractors have a high percentage of common mechanical components, each brand and product remains differentiated by features, color, interior and exterior styling and model designation. Flagship products such as row crop tractors and large combine harvesters may have significantly greater differentiation.

Distinctive features that are specific to a particular brand remain an important part of each brand’s unique identity. Examples include the Supersteer® tractor axle or Twin Rotor combine threshing technology for New Holland, the Quadtrac® tracked four wheel drive tractor for Case IH, and the front axle mounted hitch for Steyr.

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The Agricultural Equipment business product lines include tractors, combine harvesters, hay and forage equipment, seeding and planting equipment and sprayers. It also specializes in other key market segments like cotton picker packagers and sugar cane harvesters, where Case IH is a worldwide leader, and in self-propelled grape harvesters, where New Holland is a worldwide leader. The brands each offer parts and support services for all of their product lines. The segment’s agricultural equipment is sold with a limited warranty that typically runs from one (1) to three (3) years.

On November 26, 2014, the Group completed the acquisition of the assets of Miller, a leading manufacturer of precision spraying equipment that is now part of the New Holland brand, providing a strong platform to grow the self-propelled sprayer business on a global scale.

Innovation and New Products

Case IH

The Case IH Axial-Flow 9230 received a Silver Award at the International Machinery Manufacturer’s Awards (IMMA) at the UK’s Cereals Event held during June in Lincolnshire. The judges commended the Axial Flow’s innovative pivoting auger spout and folding unloading auger with the 9230 being the only combine to be recognized in the competition.

In the UK, Case IH expanded and upgraded its Farmall C tractor range to include six new four-cylinder models from 58 to 107 hp. All feature new 3.4-liter, four-cylinder, common rail diesel engines which are both turbocharged and intercooled.

Building on a field-proven Case IH tillage legacy, in North America the brand launched the new True-Tandem™ 345 seed bed disk harrow which delivers key advances to improve field finish, durability and machine productivity. Unlike competitive offset disk harrows, the Case IH True-Tandem’s symmetrical design offers a long life of straight and easy pulling in the roughest field conditions.

At the brand press event in France in July and at the Farm Progress Show held in Iowa in August, Case IH launched the Magnum Rowtrac tractor which pairs a proven Case IH oscillating rear-track system with front tire options to fit virtually any row width. The new tractor’s distinctive design makes it ideal for farming high-value specialty crops in wet conditions. At the same time the new 2015 lineup of Farmall® tractors and hay and forage tools were unveiled, expanding the Case IH offering for the livestock sector. Case IH also launched a new farm management system called AFS Connect 2.0 that uses advanced telematics technology to help producers effectively monitor and manage their operations. Additionally, at the Farm Progress Show, Case IH introduced a number of yield-boosting designs and options for both new and used planters to help producers get the most out of every acre. The five new options make up the new Case IH precision planting line-up and offer advantages in everything from seed placement accuracy to residue management.

In Brazil, for the second year in a row, Case IH was recognized as one of the top two most desired brands by the National Federation of Motor Vehicles (FENABRAVE) in the Tractor and Farm Machinery category following the results of their annual dealer survey.

Case IH launched its new Axial-Flow 4000 Series combines at the China International Agricultural Machinery Exhibition (CIAME 2014), held in October in Hubei, China. The two models, the Axial-Flow 4077 and 4088, are designed specifically for the Chinese market and produced at Harbin manufacturing complex which was inaugurated in July.

In November the Magnum 380 CVX tractor won the prestigious “Tractor of the Year” title at the 2015 TOTY® awards held in conjunction with the 2014 EIMA International fair in Bologna, Italy.

In December, the American Society of Agricultural and Biological Engineers (ASABE) included five Case IH technologies in the 2015 edition of the AE50 Awards. Every year, this prestigious awards series acknowledges the top 50 smart engineering product innovations introduced on the U.S. market.

New Holland Agriculture

New Holland had a successful start to 2014 with three FIMA Innovation awards at the Zaragoza show in Spain for the Opti-Grape™ technology on the Braud 9000 grape harvester range, the Opti-Speed™ variable speed strawwalker technology on the CX7000 and CX8000 Elevation combine range and the SmartTrax™ rubber tracks on the TK4000 tractor series.

In LATAM at the Expodireto show, New Holland launched six new models of the T7 tractor series, available with mechanical and semi powershift transmissions; the T7.205 and the TL 75 tractors were named the “Tractor of the Year” in their categories.

In August, at the Farm Progress show, New Holland celebrated the 50th anniversary of its windrower technology with the launch of the new Speedrower® equipped with the proven ECOBlue™ Tier 4B engine and the industry-leading QuickMax™ knife-change system. The brand also introduced the new Genesis® T8 SmartTrax™ Tier 4B that matches the overall versatility of a wheeled tractor with the high traction and flotation of rubber tracks ensuring minimum soil

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disturbance.

In October, New Holland launched its new CR10.90 combine harvester in Australia. The CR10.90, with its 652 horsepower, is the most powerful on the market. Its FPT Industrial Cursor 16 was awarded “Engine of the Year 2014”. The combine harvester is equipped with Twin Rotor technology, which delivers efficiency, increased capacity and grain quality.

In December, the American Society of Agricultural and Biological Engineers (ASABE) recognized four New Holland Agriculture technologies at the 2015 edition of the AE50 Awards.

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In May 2014, CNH Industrial and The Climate Corporation, a division of Monsanto Company, announced a licensing agreement for precision planting technology. This non-exclusive agreement provides CNH Industrial and The Climate Corporation the opportunity for factory integration into CNH Industrial agricultural planters of select precision planting technology specifically designed to optimize planting performance, including the Case IH Early Riser® Planters.

In June, the joint venture between CNH Industrial and Koç Holding inaugurated its second manufacturing plant in Turkey, which will produce Case IH and New Holland Agriculture tractors for the local and export markets. The inauguration coincided with the 60th anniversary of TürkTraktör, the country’s leading tractor manufacturer.

In July, CNH Industrial inaugurated its new Agricultural Equipment manufacturing complex in Harbin, in Heilongjiang Province. With an investment of over $100 million, it is the largest agricultural equipment production plant in Northeast China. The Group plans to produce a complete line of products under the Case IH and New Holland Agriculture brands to support the China’s agricultural needs, and the full cycle of corn, wheat, soybean and hay production. The new complex will manufacture planters, tractors, combine harvesters and corn pickers (as well as their headers), and balers and hay tools.

CONSTRUCTION EQUIPMENT

Products

Construction Equipment’s product lines are sold primarily under the Case and New Holland Construction brands. Case provides a wide range of products on a global scale, including a crawler excavator that utilizes technology from Sumitomo (S.H.I.) Construction Machinery Co. Ltd. (“Sumitomo”). The New Holland Construction brand family also markets a full product line of construction equipment in most regions.

On May 12, 2014, the Group entered into a new licensing agreement with Sumitomo, a wholly owned subsidiary of Sumitomo Heavy Industries, Ltd. Under this new technology license and component supply agreement, CNH Industrial will manufacture Sumitomo designed crawler excavators (models ranging from 13 to 35 tons) at designated plants within its manufacturing network. Start of production of the new localized models is planned for mid-2015. This agreement also extends the existing Global Product Supply agreement between CNH Industrial and Sumitomo for the sourcing of excavators manufactured in Sumitomo plants. Since 1992, Sumitomo has been a supplier to CNH Industrial global distribution network of excavators ranging from 7 to 80 tons.

Construction Equipment products often share common components to achieve economies of scale in manufacturing, purchasing and development. Construction Equipment differentiates these products based on the relative product value and volume in areas such as technology, design concept, productivity, product serviceability, color and styling to preserve the unique identity of each brand.

Heavy construction equipment product lines include crawler and wheeled excavators, wheel loaders, compactors, graders and dozers for all applications. Light construction equipment product lines include backhoe loaders, skid steer and tracked loaders, mini and midi excavators, compact wheel loaders and telehandlers. The brands each offer parts and support services for all of their product lines. Construction Equipment’s products are generally sold with a limited warranty that typically runs from one (1) to two (2) years.

Effective December 31, 2012, the initial term of a global alliance with KCM and Kobe Steel Ltd (“KSL”) expired and the Group entered a new phase of non-exclusive licensing and supply agreements. Subject to the terms of existing agreements, the segment will continue to manufacture excavators, based on current Kobelco technology, in the segment’s plants and purchase select models of whole goods as well as component parts from KCM until at least December 31, 2017. With the end of the initial term of the global alliance, the Group sold its 20% ownership interest in KCM to KSL and unwound the co-ownership with KCM of certain companies formed in connection with the global alliance. In addition, the territory and marketing restrictions in the Americas and EMEA expired on December 31, 2012, and such restrictions expired in APAC on July 31, 2013. The Group continues to evaluate its Construction Equipment business with a view toward increasing efficiencies and profitability as well as evaluating its strategic alliances to leverage its position in key markets.

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Innovation and New Products

Case Construction

In NAFTA, Case Construction Equipment previewed new Tier 4 final wheel loaders at ConExpo in March. Each new wheel loader delivers best-in-class horsepower with a 6.7-liter SCR engine that also provides quick throttle response and impressive torque. The new models provide up to a 10% increase in fuel economy over the previous E Series. The brand also previewed the new F Series line of compact wheel loader models, completely redesigned to provide improved maneuverability, versatility and performance and equipped with Tier 4 final engines. Additionally at ConExpo, Case previewed the new Tier 4 interim DV209 and DV210 high frequency asphalt compactor models. They represent the addition of two new models to Case’s high frequency double-drum range, giving road builders more control and versatility to dial compaction performance to match the thickness and required density.

In Brazil, Case Construction participated at the May Agrishow fair in Ribeirão Preto, displaying several machines that have agriculture related capabilities (such as the 621D and 721E wheel loaders) which can be used in sugar cane production applications.

In September, Case Construction Equipment launched in Europe the new F Series range of compact wheel loaders that sets new standards of productivity, versatility, comfort, all with low cost of operation. The four model line-up, ranging from the 4.4 ton 21F to the 6.2 ton 321F, delivers consistently high levels of performance in every task with a powerful, highly efficient new hydraulic system. The low cab means the new compact wheel loaders move efficiently in every jobsite and are easy to transport.

In North America, Case Construction Equipment’s M Series crawler dozers were named as one of the 2014 “Contractors’ Top 50 New Products”. The Contractors’ Top 50 list was compiled based on total reader inquiries from Equipment Today magazine as well as user engagement on ForConstructionPros.com over a 12-month period.

In October, in North America, Case introduced the new Tier 4 Final TR310 Alpha Series compact track loader at GIE 2014, in Louisville, Kentucky.

In December, five different U.S. magazines included Case Construction products into their top choice lists: CX55B compact excavator, CX350D excavator, SR210 skid steer loader, M Series dozers, 821F, 921F and 1221F wheel loaders and F Series compact wheel loaders were cited among the best 2014 construction equipment vehicles.

In India, for the second consecutive year, Case Construction has received the prestigious “Best Seller Award” for its locally manufactured compactors from Equipment India, the country’s first and only infrastructure equipment magazine since its inception in 2008. The award ceremony was held at the International Trade Fair in Greater Noida, in December.

New Holland Construction

New Holland Construction presented an upgraded skid steer and compact track loader range compliant with Tier 4 standards. All models equipped with Powertrain 90 hp engines comply with Tier 4 interim emission requirements by using High Pressure Common Rail (HPCR) technology. The new models benefit from increased productivity, improved fuel efficiency, increased up-time through best-in-class serviceability and better operator comfort.

New Holland launched the 12D wheel loader in LATAM, focused on the heavy civil construction and rental segments. In LATAM, New Holland held “Yellow Day” events with crawler excavators, dozers and wheel loaders, offering the possibility to test the equipment and train Brazilian vendors.

In Europe, New Holland Construction developed a B100C backhoe loader for use in the marble quarry sector. The B100C backhoe loader is equipped with a support arm and chain cutter, mounted in place of the traditional backhoe, offering a new method for cutting blocks of marble. The B100C was fitted with a chain cutter developed by marble cutting specialist Benetti Macchine S.p.A., working in close collaboration with the New Holland Construction engineering division in Lecce.

In August, New Holland Construction increased its portfolio of products manufactured in Brazil, after the localization of the dozer model D140B in the Group’s facility in Contagem (Belo Horizonte, MG). The D140B comes equipped with an engine developed by Powertrain, a common rail injection system. Equipped with a turbocharger and intercooler, the engine meets the certification standards of Tier 3 emissions.

In LATAM in October, New Holland Construction was chosen to receive the “2014 Top Engineering Award” in the category Machines/Vehicles – Excavators/Tractors. Promoted by the Association of Engineers, alumni of the School of Engineering at the Federal University of Minas Gerais and the Memory Center of Engineering, the award honors the best suppliers to companies of various sectors and individuals that contributed to the economic, social, cultural development and, in particular, to the engineering field.

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In April CNH Industrial announced a new strategic partnership with Leica Geosystems, a leading global provider of design, measurement and visualization technologies, specializing in machine control solutions for construction equipment. Under this agreement, Leica Geosystems will initially provide CNH Industrial’s Case and New Holland Construction brands with machine control solutions for excavators, dozers and graders for both factory fit and aftermarket applications.

COMMERCIAL VEHICLES

Products

Trucks and Commercial Vehicles

Under the Iveco brand, Commercial Vehicles offers a range of light, medium, and heavy trucks and commercial vehicles for both on-road and off-road use. The key players in its product line-up are the Daily, a vehicle that covers the 2.8 – 7 ton vehicle weight segment, the Eurocargo from 6 – 16 tons, the Trakker (dedicated to off-road missions) and the Stralis, both over 16 tons. The product offering is complemented by a series of aftersales and used vehicle assistance services.

Light vehicles include on-road vans and chassis cabs used for short and medium distance transportation and distribution of goods, off-road trucks for use in quarries and other work sites. Iveco also offers shuttle vehicles used by public transportation authorities, tourist operators, hotels and sports clubs and campers for holiday travel.

The medium and heavy vehicles product lines include on-road chassis cabs designed for medium and long distance hauling and distribution. Medium GVW off-road models are typically used for building roads, winter road maintenance, construction, transportation, maintenance of power lines and other installations in off-road areas, civil protection and roadside emergency service. Heavy GVW off-road models are designed to operate in any climate and on any terrain and are typically used to transport construction plant and materials, transport and mix concrete, maintain roads in winter and transport exceptionally heavy loads.

Commercial Vehicles offers ecological diesel and natural gas engines on its entire range of vehicles, developing engines with specific components and configurations optimized for use with compressed natural gas (“CNG”) and liquefied natural gas (“LNG”).

Commercial Vehicles, under the Iveco Astra brand, builds vehicles that can enter otherwise inaccessible quarries and mines and move large quantities of material, such as rock or mud, and perform heavy-duty tasks in extreme climatic conditions. The product range includes mining and construction vehicles, rigid and articulated dump trucks and other special vehicles.

Buses

Under Iveco Bus and Heuliez Bus brands, the segment offers a complete range of local and inter-city commuter buses, minibuses, school buses and tourism coaches.

Iveco Bus is one of the major European manufacturers in the passenger transport sector and is steadily expanding its activities globally, with a presence in more than 40 countries. This result has been achieved through continuous investment in research and development and the use of cutting-edge manufacturing technologies. A distinctive trait that sets Iveco Bus apart in its sector is its approach to innovation and testing, which for years has been conducted in close collaboration with public transport operators on alternative fuels and new vehicle concepts, focusing particularly on environmental impact, passenger comfort and operating costs.

Founded more than 90 years ago by Louis Heuliez, the company that carries his name started by manufacturing coaches, and later began producing buses for urban transport in the 1970s. Since then, Heuliez Bus has continued to grow, becoming a leader in France for the urban bus market. Today, it is a premium brand in the sector, operating according to its corporate strategy and strengths: creativity, innovation, quality, attention to customer needs and sustainability. With its headquarters in France, Heuliez Bus is also present in Spain, Switzerland, Belgium, Luxembourg and the Netherlands.

Specialty Vehicles

Under the Magirus brand, Commercial Vehicles manufactures vehicles designed to respond to natural disasters and civil emergencies, such as fires, floods, earthquakes and explosions. Magirus was established in 1864 by Conrad Magirus, commander of the fire brigade in Ulm, Germany and inventor of the first-ever fire-fighting ladder. Today Magirus is one of the major groups in the global fire-fighting and emergency-response vehicles industry. The brand collaborates actively with fire fighters and emergency workers around the world, seeking to develop the most advanced and reliable technological solutions.

Iveco Defence Vehicles produces and sells purpose-built vehicles for defense and civil protection applications. The brand offers advanced anti-ballistic, anti-mine and other life-saving technology, together with maximum mobility in extreme circumstances.

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Innovation and New Products

Product development, sustainable mobility and innovation are all key pillars in Commercial Vehicles’s strategy. During the year, the segment continued development of new technologies and products that can make a significant contribution to the achievement of sustainable mobility.

Trucks and Commercial Vehicles

In EMEA, Iveco followed the introduction of the Euro VI diesel Stralis with HI-eSCR (High Efficiency Selective Catalytic Reduction) technology with the new Euro VI LNG (liquefied natural gas) and CNG (compressed natural gas) Stralis Natural Power in markets across Europe. This medium-to-long range vehicle, which has a range of 750 km, is eco-friendly and cost effective to operate.

Major events during the year included the presentation in the second quarter of Iveco’s third generation Daily light vehicle range to dealers and the international press. The fully redesigned Daily continues to offer reliability, efficiency and versatility. It offers reduced fuel consumption compared with its predecessor, together with a significant improvement in operating costs, and best-in-class performance with a wide range of engines, transmissions and axle ratios.

In September, Iveco participated at the 65th IAA Commercial Vehicles in Hanover, which is the sector’s most important international trade fair. Iveco displayed its complete vehicle range and showcased the patented Hi-SCR system, which significantly contributes to lowering the total cost of ownership. The stand also featured Iveco’s low environmental impact, alternative propulsion vehicles, including the new Daily electric, the new Daily CNG and the Stralis Natural Power Euro VI LNG. The highlight was the international debut of the new Daily.

The new Daily was named “International Van of the Year 2015” during the IAA in Hanover. The annual award is conferred by a jury of 23 journalists from leading international commercial vehicle publications. The jury chooses the van that “has made the greatest contribution to the standards of efficiency and the sustainability of transport of goods by road with respect to environment and safety of people”.

Also presented at Hanover was the Iveco Vision, a concept commercial vehicle dedicated to sustainable mobility with a particular focus on environmental impact, alternative traction, driver assistance and comfort.

The new Astra HD9 with a 560 hp Euro VI Cursor 13 engine was also presented on the international stage for the first time.

In November, the segment held its first event series at the new facility in Rosslyn, Pretoria, of Iveco South Africa Works (Pty) Ltd, a joint-venture between Commercial Vehicles and Larimar Group. The event’s three day agenda treated guests to a 360-degree CNH Industrial experience. The establishment of this facility in Pretoria is a major step for the segment in this market, particularly in terms of local manufacturing, employment and commercial opportunities.

In LATAM, in March Commercial Vehicles recorded a major milestone with production of the 300,000th vehicle, a Stralis Hi-Way, at the Sete Lagoas plant in Brazil.

In November Iveco presented its all-new Tector Economy product line-up for the Brazilian market. Designed, developed and manufactured at the CNH Industrial complex in Sete Lagoas, Minas Gerais.

In APAC, in January, Hongyan, a brand of the joint venture SIH (SAIC Iveco Hongyan Commercial Vehicles), received the “Most Satisfying CV Brand 2013 in China” award, which was presented by Commercial Motor World magazine in collaboration with 26 colleges and universities in China.

In March Naveco, the Commercial Vehicles joint-venture in China, launched the new wide cab C500 version of the Chaoyue, completing the light truck range, which also includes the narrow cab C100 and the medium cab C300 presented in 2013.

In mid-April Iveco officially introduced the third generation Iveco Trakker at the NAMI test area near Moscow, Russia to press, dealers and key clients.

In April, Iveco officially entered the imported heavy duty on-road segment in China, with delivery of the first batch of five Stralis Hi-Way trucks, specially adapted for LNG transport.

In September, Commercial Vehicles presented the new Stralis LNG at the Gazprom stand at Autotrans 2014 in Moscow, Russia.

Iveco is supporting the newly launched TechPro2 Technical Professional Programme at the Changshan Vocational Secondary School in China’s Zhejiang Province. This follows the signing of a sponsorship agreement between CNH Industrial and Yizhong Education, in November 2014. This is the first edition of the TechPro2 training programme to be introduced in China and is part of a nationwide initiative by CNH Industrial that will subsequently see the initiation of similarly-structured programmes throughout China.

Iveco China was present at the Guangzhou International Commercial Vehicle Exhibition, which was held in South

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China, in November 2014. It previewed the New Daily, which is set to enter the Chinese market in two steps, starting in early 2015 with the Chassis Cowl version for Minibus applications, and completing the offer with Chassis Cab (Single and Crew Cab) and Van versions that will be available mid-year.

Buses

In EMEA, CNH Industrial’s bus brands, Heuliez Bus and Iveco Bus, won a significant portion of a major tender from the Paris transit authority, RATP, which awarded the brands three of the four lots constituting a major multi-year tender for some 1,000 standard 12-meter hybrid and natural gas city buses. This is the first time that Heuliez Bus won a major tender from RATP with its GX 337 HYB model. For Iveco Bus, it represented consolidation of its position as the largest bus supplier to RATP due to its leadership in hybrid and natural gas technologies.

Iveco Bus also won a major tender in Germany to supply up to 710 Crossway buses to DB FuhrparkService GmbH (a subsidiary of Deutsche Bahn), Germany’s largest bus transport company. Under the terms of the agreement, Iveco Bus is to deliver 400 Crossway and Crossway LE (Low Entry) buses to DB Regio Bus, with an option for an additional 310 vehicles to be delivered in 2017 and 2018. The agreement confirms Iveco Bus’s leadership in the European market and the proven reliability of the Crossway range.

In LATAM, the Iveco Bus brand made its debut on the Brazilian market at FetransRio 2014, one of the country’s largest trade fairs dedicated to the public transport sector. Iveco Bus presented its main solutions for the public transport market in Brazil, including models mounted on the 170S28U chassis. This chassis is specifically designed for the Brazilian market in response to demand in the 17 ton vehicle segment, one of the fastest growing in the country due to the renewal of public transit fleets in large cities and is offered in two configuration types: urban bus and charter/intercity bus, The 170S28U chassis is manufactured on a dedicated product development platform established for the bus and coach segment at the CNH Industrial complex in Sete Lagoas.

In APAC in April, Iveco Bus made its first public appearance in Russia at the 7th edition of World of Buses, the country’s largest annual trade show in the collective passenger transport sector. The brand presented the Citelis CNG 12m City Bus, for the first time in Russia, which provides a “clean” solution to urban transport, and also displayed the best-selling Crossway 12m Intercity Bus, and the new FeniksBus Minibus Tourist Version, based on the Iveco Daily chassis.

Specialty Vehicles

Magirus, CNH Industrial’s firefighting vehicle brand, celebrated its 150th anniversary in June. In May, the German Association of Communications Agencies recognized Magirus for its “Serving heroes. Since 1864” campaign.

In LATAM, in June Commercial Vehicles recorded an important milestone with production of the 100th Guarani for the Brazilian Army, just one year after Iveco Defence Vehicle’s factory in Sete Lagoas started operations.

POWERTRAIN

Products

Powertrain is dedicated to the design, development, manufacture and sale of engines, transmissions and axles under the FPT Industrial brand.

Engines

Powertrain’s product portfolio includes engines for buses and for light, medium and heavy commercial vehicles, engines for industrial machinery including construction, agricultural and irrigation equipment, engines for special-purpose vehicles and engines for power generation units and marine applications. Powertrain’s families of diesel engines, ranging in output from 15 hp to 1,006 hp, incorporate technological solutions including innovative architecture, multi-valve feed, electronically controlled high pressure injection systems (common-rail systems, and, for some versions, unit injectors and injector pumps), efficient air handling systems, for example, variable and fixed-geometry turbochargers (including double-stage turbochargers) and sophisticated emission-control systems.

Beginning at the lower end of the range, the R22 – a 3-cilynder engine with a displacement of 2.2 liters – has an output of up to 70 hp for industrial applications. The F5C family, with two different displacement (3.2 and 3.4 liters) has an output of up to 117 hp for industrial applications and power generation units. The F1 family, designed primarily for application on light commercial vehicles, has an output of up to 205 hp. For medium commercial vehicles and industrial applications, in both structural and non-structural versions, the NEF family, with 4 and 6 cylinders in 4 different displacements (from 3.9 to 6.7 liters), ranges in output from 72 hp to 320 hp. For heavy commercial vehicles and high-power industrial applications, the six cylinder CURSOR family, in six different displacements (from 7.8 to 15.9 liters), ranges in output from 245 hp to 825 hp. Completing Powertrain’s engines portfolio is the V8, 8 cylinder, VECTOR family, with outputs of up to 824 hp for agricultural applications and special purpose equipment.

Applying advanced technologies to achieve maximum performance with the minimum possible operating costs and

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environmental impacts, Powertrain’s engines are tailored to meet the needs of the broadest range of customers in each market.

Furthermore, Powertrain offers a wide range of engines available in CNG, ethanol and hybrid versions, for commercial vehicles employed for both transport of goods and people.

Emission regulations are becoming increasingly strict for both on-road (Euro VI and EPA 13) and off-road vehicles (Stage IV and Tier 4B), particularly in relation to limits for nitrous oxides and particulate emissions, which have been reduced 80% from previous limits in Europe for on-road and off-road vehicles. To meet these limits, Powertrain’s technological solutions strive to provide enhanced results in terms of cost, packaging and fuel consumption for each segment of the market.

For example, Powertrain offers an external exhaust gas recirculation system combined with a diesel particulate filter for engines up to 205 hp for application on light commercial vehicles. For heavy-duty commercial applications, Powertrain has developed a high efficiency selective catalyst reduction system (HI-eSCR), which processes exhaust gases using a catalyzing liquid, lowering operating and maintenance costs.

This unique SCR-only solution is capable of meeting required emissions levels without the cost and bulk of an exhaust gas recirculation valve, and, in particular, for the off-road market, this solution is maintenance-free (no DPF).

Powertrain has a product range for leisure and professional marine engines that includes four product families and 28 models ranging in output from 15 hp to 825 hp. All engines benefit from advanced production technologies such as high-pressure common-rail and unit-injector systems, complete electronic management with power and fuel consumption optimization, low emissions, engine protection, diagnosis and safety programs. Marine engines are manufactured to standards that include high specific output, reduced weight/power and volume/power ratios and low noise and exhaust gas emissions.

Powertrain is also active in the power generation field. A diverse array of technological solutions is capable of responding to a large number of different needs and can be adapted for applications ranging from emergency response to self-generation and rental units. Engines for power generation applications are capable of outputs ranging from 44 hp to 1,006 hp and may be customized to the needs of customers such as banks, hospitals, shopping malls, public work and industrial sites and households. The range of soundproof generator setups (self-contained and dedicated electrical generation systems for both rental and fixed installation) offer fuel efficiency, minimum maintenance requirements and low operating costs.

Transmissions and Axles

Powertrain currently produces a wide range of manual transmissions for light commercial vehicles, having either five or six gears, and ranging from 320 to 500 Nm. These transmissions are designed with power take-off that enables them to be used for applications requiring hydraulic power to drive specialized equipment, including compactors and cranes. The two latest transmissions launched for the Euro 5/V (2835 and 2850), which both have six gears with double overdrive, were specifically designed to reduce weight and further enhance smoothness while shifting gears.

Furthermore, Powertrain boasts an extensive range of axle products to meet all customer requirements, including axle products for commercial vehicles, such as the Daily, and axle products for heavy mining, construction and special vehicles (military and fire-fighting) designed by Commercial Vehicles. The range includes both single and hub reduction axles in single and tandem versions. The single reduction axles available as single and twin wheels versions are built for loads of up to 23 metric tons. The hub reduction axles can carry loads of up to 32 metric tons. Powertrain’s ongoing development of the range of axle products is focused on improving efficiency and upgrading the vehicle constraints, particularly in relation to the application of new braking systems (availability of both drum and disc brakes).

Innovation and New Products

On-road applications

During the year Powertrain began production of the Euro VI F1C engine for the new Iveco Daily at the Foggia plant in Italy.

At the Bourbon-Lancy plant in France production was started on the Euro VI CNG Cursor 8 engine for the Iveco Stralis.

In April, the first F1C with ULEV 34 (Ultra-low emission vehicle) homologation went into production at the Foggia plant.

New production launches included also F1A and F1C GBIV engines for Naveco,

In the third quarter, Powertrain signed a contract with a new customer, Xiamen King Long United Automotive Industry Co., Ltd. (King Long), one of the leading Chinese bus manufacturers, for the supply of Euro VI compliant Cursor 9 engines for a new 12-meter coach. Production of the engines began during the quarter.

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Off-road applications

At the SFH (SAIC Fiat Powertrain Hongyan) plant in China, production began on the Tier 4B Cursor 9 for Agricultural Equipment’s CCH (Cash Crop High) tractors.

At ConExpo, held in Las Vegas in March, Powertrain launched the new R22 engine designed for construction machinery, together with its new range of latest generation engines. Powertrain also presented its new range of HI-eSCR after-treatment systems, which are extremely flexible in terms of installation.

At Samoter 2014 in May, the newly-launched Cursor 16 engine received the “Diesel of the Year 2014” award from Diesel magazine. The engine is designed for the high-powered off-road market. Production of the Tier 4B version started in the third quarter and the applications will include New Holland and Case IH combines.

For the second year running, Powertrain has again powered the winner of the prestigious 2015 Tractor of the Year® (TOTY) title, assigned to the Case IH Magnum 380 CVX equipped with Powertrain’s Cursor 9 engine. Powertrain also equips, with its Series 8000, the New Holland T3F tractor, awarded “Best of Specialized”.

In the marine segment, the 650 hp Cursor 9 Tier 3 marine engines for Caterpillar went into production.

Powertrain signed an alliance agreement with Cascade Engine Center LLC for distribution of its engines across the western USA and British Columbia, Canada. The deal will strengthen the Group’s distribution capability in the marine sector in North America.

In the power generation segment, at Middle East Electricity 2014, held in Dubai in February, Powertrain presented its new range of gensets and G-Drives based on the Cursor series engines, which expand its product offering of not emissionized products up to 500 kVA.

At Smart Energy Expo in Verona, Italy, Asja, a leading manufacturer of generators powered by renewable sources, introduced its new range of TOTEM micro-cogenerators, equipped with Powertrain’s F1C CNG engine.

*****

Two Powertrain’s plants were awarded the WCM program’s Silver Level certification, confirming Powertrain’s commitment to increasingly competitive and reliable production processes: the transmissions and axles plant in Turin and the engines plant in Foggia.

OTHER INFORMATION ON INDUSTRIAL ACTIVITIES

Sales and Distribution

Agricultural Equipment and Construction Equipment

Agricultural Equipment sells and distributes products through approximately 2,700 full-line dealers and distributors with over 6,600 points of sale. Construction Equipment sells and distributes products through approximately 600 full-line dealers and distributors with over 1,500 points of sale. Agricultural Equipment and Construction Equipment dealers are almost all independently owned and operated. Some Agricultural Equipment dealers also sell construction equipment. In the United States, Canada, Mexico, most of Western Europe, Brazil and Australia, products are generally distributed directly through the independent dealer network. In the rest of the world, products are initially sold to independent distributors who then resell them to dealers, in order to take advantage of their knowledge of the market and minimize marketing costs.

Consistent with their brand promotion programs, Agricultural Equipment and Construction Equipment generally seek to have dealers sell a full range of products (such as tractors, combines, hay and forage equipment, crop production equipment and parts). Typically, greater market penetration is achieved where each dealer sells the full line of products from only one of the brands. Although appointing dealers to sell more than one brand is not part of the segments’ business model, some joint dealers exist, either for historic reasons or in limited markets where it is not feasible to have a separate dealer for each brand. In some cases, dealerships are operated under common ownership but with separate points of sale for each brand.

In North America and Australia a trade-in of used equipment typically accompanies the sale of new equipment to end-users. CNH Industrial often provides marketing assistance to its dealers to support the sales of used trade-in equipment through subsidized financing incentives, inventory carrying cost defrayment, or other methodologies.

Exclusive, dedicated dealers generally provide a higher level of market penetration. Some dealers may sell complementary products manufactured by other suppliers in order to complete their product offerings or to satisfy local demand for a particular specialty application or segment.

A strong dealer network with wide geographic coverage is a critical element in the success of Agricultural Equipment

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and Construction Equipment. The two segments work to enhance their dealer network through the expansion of their product lines and customer services, including enhanced financial services offerings, and an increased focus on dealer support. To assist dealers in building rewarding relationships with their customers, focused customer satisfaction programs have been introduced and they are expected to incorporate customer input into the relevant product development and service delivery processes.

As the equipment rental business becomes a more significant factor in the agricultural equipment and construction equipment markets, Agricultural Equipment and Construction Equipment are continuing to support their dealer network by facilitating sales of equipment to the local, regional and national rental companies through their dealers as well as by encouraging dealers to develop their own rental activities. A strong dealer service network is required to maintain the rental equipment and to help ensure that the equipment remains at peak performance levels both during its life as rental equipment and afterward when resold into the used equipment market. Agricultural Equipment and Construction Equipment have launched several programs to support their dealer service and rental operations, including training, improved dealer standards, financing, and advertising. As the rental market is a capital-intensive sector and sensitive to cyclical variations, Agricultural Equipment and Construction Equipment expand such activities gradually, with special attention to managing the resale of rental units into the used equipment market by its dealers, who can utilize this opportunity to improve their customer base and generate additional parts business.

CNH Industrial believes that it is generally more cost-effective to distribute its agricultural and construction equipment products through independent dealers, although Agricultural Equipment and Construction Equipment maintain a limited number of company-owned dealerships in some markets. As of December 31, 2014, Agricultural Equipment and Construction Equipment operated 3 and 4 company-owned dealerships, respectively, primarily in North America and Europe. The two segments also operate a selective dealer development program in territories with growth potential but underdeveloped representation by the Agricultural Equipment and Construction Equipment brands that typically involve a transfer of ownership to a qualified operator through a buy-out or private investment after a few years.

Commercial Vehicles

Commercial Vehicles had 672 dealers globally (of which 20 were directly owned by the segment and 13 were branches), including 299 in Western Europe, 72 in Eastern Europe, 124 in Africa and the Middle East, 69 in Latin America and 108 in the Asia-Pacific region. 502 of those dealers sell trucks and commercial vehicles, 95 sell buses and 75 sell specialty vehicles. All of these dealers sell spare parts for the relevant vehicles. Commercial Vehicles bolsters its distribution strategy by offering incentives to its dealers based on target achievements for sales of new vehicles and parts and providing high quality aftersales services. Through 2,845 sales centers and over 4,700 service centers in over 160 countries, the business can provide support in any geographic area where its vehicles are at work.

A key element of Commercial Vehicles’ growth strategy is its distribution network. In Western Europe, Eastern Europe and Latin America, continued consolidation of the distribution network is aimed at improving service to customers, increasing profitability and reducing overall distribution costs. In Africa and the Middle East, the distribution network is being expanded in order to fully exploit growth in these markets.

In the United Kingdom, the segment is one of the few OEMs that sells trucks and commercial vehicles to companies which offer commercial vehicle rental solutions, such as Ryder, Fraikin and Burntree, among others.

In accordance with European legislation, Commercial Vehicles’ dealers have a specific sales territory. Additionally, European law allows Commercial Vehicles’ dealers to carry multiple brands.

Powertrain

In addition to the Group captive customers, including Agricultural Equipment, Construction Equipment and Commercial Vehicles, Powertrain’s commercial strategy and business model are focused on the development of a portfolio of medium-to-large OEM customers. Powertrain has entered into long-term supply agreements with Claas, Perkins, Komatsu, Tigercat, Merlo, Carraro, LS Mtron, Argo Tractors and Dieci for off-road applications; Daimler-Fuso, VDL, Ford, Tata-Daewoo, Hyundai Motors, Karsan and Xiamen King Long for on-road applications; and Generac, Himoinsa and Greenpower for power generation applications.

Powertrain has a network of 93 dealers and 899 service points in 100 countries that cover its entire product range and related market sectors. Large OEMs use their own internal networks to obtain parts and services for purchased equipment, while small OEMs frequently rely on the Group for delivery of parts and services through Powertrain’s worldwide network.

Pricing and Promotion

The actual retail price of any particular piece of equipment and vehicle is determined by the individual dealer or distributor and generally depends on market conditions, features, options and, potentially, regulatory requirements. Actual retail sale prices may differ from the manufacturer-suggested list prices. CNH Industrial sells equipment and vehicles to its dealers and distributors at wholesale prices that reflect a discount from the manufacturer-suggested list price. In the ordinary course of business CNH Industrial engages in promotional campaigns that may include price

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incentives or preferential credit terms with respect to the purchase of certain products in certain areas.

CNH Industrial regularly advertises its products to the community of farmers, builders, transporters and agricultural and construction contractors, as well as to distributors and dealers in each of its major markets. To reach its target audience, CNH Industrial uses a combination of general media, specialized design and trade magazines, the Internet and direct mail. CNH Industrial also regularly participates in major international and national trade shows and engage in co-operative advertising programs with distributors and dealers. The promotion strategy for each brand varies according to its target customers for that brand.

Parts and Services

The quality and timely availability of parts and services are important competitive factors for each of the Group’s businesses, as they are significant elements in overall dealer and customer satisfaction and important considerations in a customer’s original equipment purchase decision. The Group supplies a complete range of parts, many of which are proprietary, to support current products as well as for products sold in the past. In certain markets, the Group also offers personalized aftersales customer assistance programs which provide a wide range of modular and flexible maintenance and repair contracts, as well as warranty extension services, to meet a variety of customers’ needs and to support the vehicle’s value over time. As many of the products sold can have economically productive lives of up to 20 years when properly maintained, each unit sold has the potential to produce a long-term parts and services revenue stream for both the Group and its dealers.

As of December 31, 2014, the Group operated and administered 59 parts depots worldwide, either directly, through a joint venture, or through arrangements with warehouse service providers. This network includes 11 parts depots in NAFTA, 21 in EMEA, 5 in LATAM and 22 in APAC. Each depot may stock parts for one or more of the Group’s segments. The network includes 35 parts depots that support Agricultural Equipment, 26 that support Construction Equipment, 20 that support Commercial Vehicles and 3 that support Powertrain. These depots supply parts to dealers and distributors, which are responsible for sales to retail customers. These parts depots and the segments’ parts delivery systems provide customers with access to substantially all of the parts required to support the products sold.

In December 2009, a 50/50 joint venture, CNH Reman LLC, was formed for full-scale remanufacturing and service operations in the United States. The joint venture primarily remanufactures engine, engine components, driveline, hydraulic, rotating electrical and electronic products. The joint venture is focused on serving the North American agricultural and construction equipment industries. Remanufacturing is a way to support sustainable development and gives customers the opportunity to purchase high quality replacement assemblies and components at reduced prices.

As of December 31, 2014, Commercial Vehicles had over 4,700 service outlets. In addition to Commercial Vehicles standard one-year full vehicle warranty and two-year powertrain warranty, which are extended in certain jurisdictions including the United Kingdom and Germany to match competitors’ practices, Commercial Vehicles offers personalized aftersales customer assistance programs.

Joint Ventures

As part of a strategy to enter and expand in new markets, the Group is also involved in several commercial and/or manufacturing joint ventures, including the following:

■	the Group owns 50% of New Holland HFT Japan Inc. (“HFT”), which distributes its products in Japan. HFT imports and sells the full range of New Holland agricultural equipment;

■	in Pakistan, the Group owns 43.2% of Al Ghazi Tractors Ltd., which manufactures and distributes New Holland tractors;

■	in Turkey, the Group owns 37.5% of Turk Traktor ve Ziraat Makineleri A.S., which manufactures and distributes various models of both New Holland and Case IH tractors;

■

in Mexico, the Group owns 50% of CNH de Mexico S.A. de C.V., which manufactures New Holland agricultural equipment and distributes equipment for all Agricultural Equipment brands through one or more of its wholly-owned subsidiaries;

■

in China, the Group owns an interest in Naveco, a well-established player in the Chinese light and medium truck and commercial vehicle market. Naveco is a 50/50 Chinese joint-venture of Commercial Vehicles and the Nanjing Automotive Corporation, a subsidiary of the SAIC Group, which designs, produces and sells the Daily model, light and medium vehicles;

■	the Group also owns 33.5% of SAIC Iveco Hongyan Commercial Vehicle (SIH), which designs, produces and sells heavy vehicles;

■

the Group controls 60% of SAIC Fiat Powertrain Hongyan Ltd (“SFH”), a manufacturing company located in Chongqing: 30% directly through Powertrain, while a 50/50 joint venture between Commercial Vehicles and SAIC group owns 60%. SFH produces diesel engines under license from Powertrain to be sold in the Chinese

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market (mainly to SIH) and to be exported to Europe, USA and Latin America; and

■

in South Africa, Commercial Vehicles owns 60% of Iveco South Africa Works (Pty) Ltd, a joint-venture with the Larimar Group, a leading South African public transport operator and bus manufacturer, operating a new assembly facility for medium and heavy range trucks and buses in Rosslyn, South Africa.

FINANCIAL SERVICES

Financial Services offers a range of financial products and services to dealers and customers in the various regions in which it operates. The principal products offered are retail financing for the purchase or lease of new and used equipment and vehicles and wholesale financing to dealers. Wholesale financing consists primarily of floor plan financing and allows dealers to purchase and maintain a representative inventory of products. Financial Services also provides financing to dealers for equipment used in dealer owned rental yards, parts inventory, working capital and other financing needs. Additionally, Financial Services purchases equipment and vehicles from dealers that are leased to retail customers under operating lease agreements. As a captive finance business, Financial Services is reliant on the operations of Agricultural Equipment, Construction Equipment and Commercial Vehicles, their dealers and customers.

Financial Services supports the growth of Industrial Activities sales and builds dealer and customer loyalty. Financial Services’ strategy is to grow a core financing business to support the sale of equipment and vehicles by improving its portfolio credit quality, service levels, operational effectiveness and customer satisfaction. The segment works to develop and structure financial products with the objective of increasing equipment and vehicle sales as well as profitability. Financial Services also offers products to finance third party equipment and vehicles sold through the Group’s dealer network or within the Group’s core businesses. Financed third party equipment and vehicles include used equipment and vehicles taken in trade on the Group’s products or equipment used in conjunction with or attached to the Group’s products.

In North America, Financial Services’ activity is carried out through wholly-owned financial services companies that support sales through dealer and customer financing, as well as operating leases.

In Europe, customer financing for customers of Agricultural Equipment and Construction Equipment is primarily managed through CNH Industrial Capital Europe S.a.S., a joint venture with BNP Paribas Group (49.9% owned by CNH Industrial N.V. and accounted for under the equity method) that operates in Italy, France, Germany, Belgium, The Netherlands, Luxembourg, the U.K., Spain and Austria. Vendor programs with banking partners are also in place in France, Portugal, Denmark and Poland. Dealer financing and customer financing activities not managed by the joint venture with BNP Paribas or the vendor programs are managed through captive financial services subsidiaries.

In January, 2014, CNH Industrial and BNP Paribas reached an agreement to extend the joint-venture services to CNH Industrial’s Commercial Vehicles business in Italy, Germany, France, the U. K. and other major European markets. As a result of this increase in scope, CNH Industrial Capital Europe is now the captive finance company for all of the Group’s current businesses in major European countries.

In Spain, financial services related to Commercial Vehicles are managed through Transolver Finance Establecimiento Financiero de Credito S.A., a joint venture with the Santander Group (50% owned by CNH Industrial N.V. and accounted for under the equity method) which offers retail and dealer financing services.

In Eastern Europe, financial services for customers of Commercial Vehicles are managed by fully consolidated captive financial services companies.

In Brazil, the captive financial services company Banco CNH Industrial Capital S.A. offers both dealer and customer financing for customers of Agricultural Equipment and Construction Equipment. For customer financing, the company mainly serves as intermediary for funding provided by BNDES, a federally-owned financial institution linked to the Brazilian Ministry of Development, Industry and Foreign Trade. Vendor programs offered jointly with banking partners are also in place. Starting from January 2014, financial services for Commercial Vehicles’ dealers and customers in Latin America are provided directly by Banco CNH Industrial Capital S.A.

In Australia, Agricultural Equipment and Construction Equipment offer dealer and end-customer financing through a captive financial services company.

In China, financial services are provided to dealers and customers of Commercial Vehicles through FCA or its subsidiaries or affiliates.

Customer Financing

Financial Services has certain retail underwriting and portfolio management policies and procedures that are specific to Agricultural Equipment, Construction Equipment and Commercial Vehicles. This distinction allows the segment to reduce risk by deploying industry-specific expertise in each of these businesses. CNH Industrial provides retail financial products primarily through its dealers, who are trained in the use of the various financial products. Dedicated credit

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analysis teams perform retail credit underwriting. The terms for financing equipment and vehicle retail sales typically provide for retention of a security interest in the equipment or vehicles financed.

Financial Services’ guidelines for minimum down payments for equipment and vehicles generally range from 5% to 30% of the actual sales price, depending on equipment types, repayment terms and customer credit quality. Finance charges are sometimes waived for specified periods or reduced on certain equipment sold or leased in advance of the season of use or in connection with other sales promotions. Financial Services generally receives compensation from Agricultural Equipment, Construction Equipment and Commercial Vehicles equal to a competitive interest rate for periods during which finance charges are waived or reduced on the retail notes or leases. The cost is accounted for as a deduction in arriving at net sales for the applicable industrial segment.

Dealer Financing

Financial Services provides wholesale floor plan financing for nearly all of the Group’s dealers, which allows them to acquire and maintain a representative inventory of products. Financial Services also provides some working capital and real estate loans on a limited basis. For floor plan financing, Financial Services generally provides a fixed period of “interest free” financing to the dealers. This practice helps to level fluctuations in factory demand and provides a buffer from the impact of sales seasonality. After the “interest-free” period, if the equipment or vehicles remain in dealer inventory, the dealer pays interest costs. Financial Services generally receives compensation from the applicable Industrial Activities business equal to a competitive interest rate for the “interest-free” period.

A wholesale underwriting group reviews dealer financial information and payment performance to establish credit lines for each dealer. In setting these credit lines, Financial Services seeks to meet the reasonable requirements of each dealer while managing its exposure to any one dealer. The credit lines are secured by the equipment or vehicles financed. Dealer credit agreements generally include a requirement to repay the particular loan at the time of the retail sale. Financial Services employees or third-party contractors conduct periodic stock audits at each dealership to confirm that the financed equipment or vehicle is still in inventory. These audits are unannounced and the frequency of these audits varies by dealer and depends on the dealer’s financial strength, payment history and prior performance.

Sources of Funding

The long-term profitability of Financial Services’ activities largely depends on the cyclical nature of the industries Industrial Activities operate in, interest rate volatility and the ability to access funding on competitive terms. Financial Services funds its operations and lending activity through a combination of term receivable securitizations, committed asset-backed and unsecured facilities, secured and unsecured borrowings, affiliated financing and retained earnings. CNH Industrial will continue to evaluate alternative funding sources to help ensure that Financial Services maintains access to capital on favorable terms in support of its business, including through new funding arrangements, joint venture opportunities, vendor programs or a combination of the foregoing.

Financial Services has periodically accessed the public financial markets and ABS markets in the United States, Canada and Australia, as part of its wholesale and retail financing programs when those markets offer funding opportunities on competitive terms. The segment’s ability to access these markets will depend, in part, upon general economic conditions, legislative changes and the segment’s financial condition and portfolio performance. These factors can be negatively affected by cyclical swings in the industries in which Industrial Activities operate.

Competition

The financial services industry is highly competitive. Financial Services competes primarily with banks, finance companies and other financial institutions. Typically, this competition is based upon the financial products and services offered, customer service, financial terms and interest rates charged. Financial Services’ ability to compete successfully depends upon, among other things, the availability and competitiveness of funding resources, the development of competitive financial products and services, and licensing or other governmental regulations.

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PLANTS AND MANUFACTURING PROCESSES

As of December 31, 2014, the Group owned 64 manufacturing facilities, of which 14 were located in Italy, 10 in the United States, 8 in France, 6 in Brazil. The Group also owns other significant properties including spare parts centers, research laboratories, test tracks, warehouses and office buildings.

A number of the Group’s manufacturing facilities (land and industrial buildings) are subject to mortgages and other security interests granted to secure indebtedness to certain financial institutions. These assets equaled approximately $93 million at December 31, 2014, as compared to $101 million at the end of 2013.

The Group makes capital expenditures in the regions in which it operates principally related to initiatives to introduce new products, enhance manufacturing efficiency, improve capacity, and for maintenance and engineering. In 2014, the Group’s total capital expenditures were $1,698 million of which 64% was spent in EMEA, 19% in NAFTA, 10% in LATAM and 7% in APAC. These capital expenditures were funded through a combination of cash generated from operating activities and borrowings under short-term facilities. In 2013, the Group’s total capital expenditures were $1,985 million. The Group continually analyzes the allocation of its industrial resources taking into account such things as relative currency values, existing and anticipated industry and product demand, the location of suppliers, the cost of goods and labor, and plant utilization levels.

The following table provides information about the Group’s significant manufacturing and engineering facilities as of December 31, 2014:

Location	Primary Functions	Approximate Covered Area (Sqm/000)

Italy

S. Mauro	Excavators; R&D center	57

Modena	Components (agricultural equipment and construction equipment)	102

S. Matteo	R&D center (agricultural equipment)	51

Jesi	Tractors	77

Lecce	Construction equipment; R&D center	130

Piacenza	Quarry and construction vehicles; R&D center	63

Brescia	Medium vehicles, cabs, chassis; R&D center	275

Suzzara	Light vehicles; R&D center	175

Brescia	Firefighting vehicles; R&D center	28

Bolzano	Defense vehicles; R&D center	81

Pregnana Milanese	Diesel engines	31

Torino	R&D center (commercial vehicles)	100

Torino	R&D center (powertrain)	28

Torino	Diesel engines	142

Torino	Transmissions and axles	239

Foggia	Diesel engines; drive shafts	151

United States

New Holland	Agricultural equipment; R&D center	104

Grand Island	Agricultural equipment and combines	128

Benson	Sprayers, cotton pickers; R&D center	41

Burlington	Backhoe loaders, forklift trucks; R&D center	91

Fargo	Tractors, wheeled loaders; R&D center	88

Goodfield	Soil management equipment; R&D center	39

Racine	Tractors, transmissions	105

Mt. Joy	R&D center (agricultural equipment)	11

Wichita	Skid steer loaders; R&D center	46

Burr Ridge (Hinsdale)	R&D center (agricultural equipment, construction equipment and diesel engines)	43

Calhoun (*)	Dozers; R&D center	31

St. Nazianz	Sprayers	24

France

Coex	Grape harvesters; R&D center	26

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Location	Primary Functions	Approximate Covered Area (Sqm/000)

Croix	Cabins (agricultural equipment)	12

Tracy-Le-Mont	Hydraulic cylinders (agricultural equipment and construction equipment)	16

Annonay	Buses; R&D center	137

Venissieux	R&D center (commercial vehicles)	11

Rorthais	Buses; R&D center	29

Fourchambault	Engines	22

Bourbon Lancy	Diesel engines; R&D center	102

Fecamp	Diesel engines	25

Brazil

Belo Horizonte	Construction equipment; R&D center	70

Curitiba	Combines and tractors; R&D center	103

Piracicaba	Sugar cane harvesters; R&D center	12

Sorocaba	Crawler loaders, backhoe loaders, excavators, agricultural equipment; R&D center	160

Sete Lagoas	Heavy and light vehicles, defense vehicles; R&D center	119

Sete Lagoas	Engines; R&D center	14

Germany

Berlin	Construction equipment; R&D center	59

Ulm	Firefighting vehicles; R&D center	35

Ulm	R&D center (commercial vehicles)	144

China

Harbin	Tractors, balers; R&D center	250

Chongqing	Diesel engines; R&D centers	76

Foshan	Sugar cane harvesters	11

Argentina

Cordoba	Diesel engines	20

Ferreira	Trucks and buses	44

Cordoba	Agricultural equipment, tractors	30

Belgium

Antwerp	Components (agricultural equipment)	79

Zedelgem	Combines, agricultural equipment; R&D center	159

Spain

Madrid	Heavy vehicles; R&D center	134

Valladolid	Light vehicles	74

India

Pithampur	Backhoe loaders, earth compactors	29

Noida	Tractors; R&D center	82

Others

Basildon (U.K.)	Tractors; R&D center	129

Plock (Poland)	Combines; R&D center	95

Saskatoon (Canada)	Agricultural equipment (sprayers, seeders); R&D center	61

Dandenong (Australia)	Trucks; R&D center	42

St. Valentin (Austria)	Tractors; R&D center	56

Vysoke Myto (Czech Republic)	Buses; R&D center	123

Queretaro (Mexico)	Components (agricultural equipment and construction equipment)	15

Naberezhnye Chelny (Russia)	Agricultural equipment	50

La Victoria (Venezuela)	Assembly of light and heavy vehicles and buses	56

Rosslyn (South Africa)	Trucks and buses	55

Arbon (Switzerland)	R&D (powertrain)	6

(*) The Calhoun facility is expected to be closed in 2015.

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World Class Manufacturing

CNH Industrial, in striving to consolidate and maintain high standards of excellence in its manufacturing systems, applies principles of World Class Manufacturing (“WCM”), the innovative program for continuous improvement that encompasses the most effective manufacturing methodologies. These include: Total Quality Control (“TQC”), Total Productive Maintenance (“TPM”), Total Industrial Engineering (“TIE”), and Just In Time (“JIT”). Applying rigorous methods and procedures WCM aims to eliminate all types of waste and loss, including zero injuries, zero defects, zero breakdowns, zero waste, reduced inventories, and punctual delivery of parts by suppliers to plants, and thereafter to dealers and end users. Actions for continuous improvement are driven by the Cost Deployment pillar, which precisely identifies all plant wastes and losses, guides the activities of the corporate functions in charge of containing and eliminating the sources of waste, evaluates project feasibility, and assesses and certifies the results achieved by carefully monitoring specific performance indicators.

One of the main features of WCM is the way it incentivizes employees to engage and take responsibility, contributing directly to process optimization through a consistent system for collecting suggestions. This allows individuals to acquire and develop skills and good practices that are then shared across plants, forming a network of expertise and knowledge at the service of the Group. In 2014, about 395 thousand suggestions were collected across the plants where WCM principles are applied, with an average of eleven per employee. The projects implemented in 2014 within WCM generated savings of $196 million.

Each pillar involves a seven-step approach and auditing process, culminating in several awards (bronze, silver, gold, and world class). In December 2014, 53 plants were participating in the program, involving 83% of Group’s plants and 98% of revenues from sales of products manufactured in Group’s plants; 19 of them received bronze awards and six received silver awards (Bourbon-Lancy, Foggia, Madrid, Suzzara, Torino-transmissions and axles- and Valladolid).

Environmental impacts of manufacturing processes

The Group’s manufacturing facilities are subject to a variety of laws designed to protect the environment, particularly with respect to solid and liquid wastes, air emissions, energy usage and water consumption. CNH Industrial is committed to continuously improving the environmental performance of its manufacturing processes, beyond the requirements of legislation, adopting the best technologies available and acting responsibly to preserve natural resources and to fight climate change. Environmental protection at CNH Industrial is focused on prevention, protection, information and people engagement, thus facilitating long-term management. CNH Industrial principles are included in its Environmental Policy that describe the short, medium, and long-term commitments toward the responsible management of the environmental aspects, such as: energy, natural resources, raw materials, hazardous substances, polluting emissions, waste, natural habitats and biodiversity.

Most of the Group’s manufacturing operations voluntarily participate in the ISO 14001 and ISO 50001 certification process. Receipt of a certification for environmental or energy management confirms that an organization has a system capable of keeping the impacts of its operations under control, and that it systematically seeks to improve this system in a way that is coherent, effective and, above all, sustainable. As of December 31, 2014, 53 plants were ISO 14001 certified and 39 sites, accounting for 94% of total energy consumption, had been ISO 50001 certified.

CNH Industrial’s expenditure on environmental protection measures totaled approximately $55 million in 2014 (11% over 2013) and included: $35 million on waste disposal and emissions treatment and $20 million for prevention and environmental management. Investment to improve energy performance represented 7% of the total energy expenditure and led to a reduction of more than 306 thousand GJ in energy consumed for the year and 19,467 tons of CO2.

All environmental aspects are monitored, measured and quantified to set improvement targets at both corporate and segment level. The principal environmental KPIs maintained the positive trend recorded in recent years, reconfirming CNH Industrial’s significant commitment to environmental protection. In 2014, the targets on the main environmental aspects were updated for the period 2015-2018, in line with the targets set in CNH Industrial’s Business Plan.

Environmental and energy performance (1)	2014/2013 (%)	2014	2013

Energy consumption (GJ per hour of production)	-13.1	0.1309	0.1505

CO2 emissions (tons per hour of production)	-14.1	0.0085	0.0098

Energy consumption from renewable sources (%)	25.5	20.2	16.1

VOC emissions (g/m2)	-10.7	43.4	48.6

Water withdrawals (m3 per hour of production)	-12.5	0.14	0.16

Hazardous waste generation (kg per hour of production)	-12.5	0.56	0.64

(1)

Environmental performance relates to 55 fully consolidated plants, representing 99% of revenues from sales of products manufactured in Group’s plants. Energy performance relates to 54 fully consolidated plants, representing 98% of revenues from sales of products manufactured in Group’s plants. Energy and CO2 emissions data for 2013 are an estimate.

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Numerous initiatives were rolled out in 2014 to optimize environmental and energy management. A major intervention to reduce environmental impact was undertaken at the plant in Bolzano (Italy). Works were completed to revamp and optimize the system for the treatment of industrial wastewater (from machining and washing) before authorized discharge into the public sewer system. The total amount of waste produced by the plant at standard use will be cut by over 40% compared to 2013 (approximately 1,000 tons), resulting in savings of over $133 thousand per year, thanks to the treatment of wastewater rather than its disposal. As regards energy management, in 2014, the Grand Island plant (USA) followed the example set by the Saskatoon plant (Canada) in 2013, by completely replacing its lighting system with the latest generation of LED ceiling lights. The project involved the replacement of 1,250 metal halide lamps (i.e., the substitution of 360 W lamps with 260 W lamps), saving 27% on electrical power consumption. The total investment was approximately $1,048 thousand. The replacement also doubled average brightness levels on the plant’s production area, with considerable benefits in terms of work area productivity and safety. Per year, this change saves 1,787,500 kWh, equal to approximately. $140 thousand, and eliminates 1,135 tons of CO2 emissions. Furthermore, the expected savings in maintenance costs, as of 2015, amount to $60 thousand, which the plant will use to install additional LED lights in non-manufacturing areas and to enhance automated lighting control systems.

SUPPLIERS

CNH Industrial adopts a responsible approach to the management of its supply chain, establishing relationships that go beyond commercial transactions, fostering long-lasting and mutually satisfying collaborations with qualified partners that share the Group’s principles. CNH Industrial has adopted the Sustainability Guidelines for Suppliers that provide the framework for responsible supply chain management. In addition to compliance with local legislation, the Guidelines call for observance of human rights and working conditions, respect for the environment and business ethics.

At December 31, 2014, CNH Industrial had approximately 5,850 global direct suppliers, focusing the relationships on quality improvement, cost reduction, product innovation and production flexibility.

CNH Industrial’s standards of environmental and social responsibility have been fully integrated into its supply chain management. Supplier selection is an operational phase of the procurement process and is regulated by specific procedures. It is based not only on the quality and competitiveness of their products and services, but also on their compliance with CNH Industrial’s social, ethical and environmental principles. The assessment process is built on objective criteria and tools aimed at ensuring fairness and equal opportunities for all parties involved.

Furthermore, in order to assess whether suppliers meet the sustainability standards set by CNH Industrial and, where necessary, take steps towards improvement and realignment, a monitoring process has been designed and implemented. It consists of an assessment questionnaire and a follow-up on-site audit, mainly focused on the following issues: human rights, environment, compliance and ethics, diversity, health and safety. The self-assessment questionnaire has been recently revised in 2014 in order to improve the process and to align it to worldwide recognized standards. In 2014, 115 suppliers were assessed through the questionnaire and 62 audits were performed worldwide. The analysis of the results highlighted the widespread implementation of sustainability initiatives, with a significant number of suppliers adopting their own social and environmental systems, setting specific targets and drafting periodic reports. In some cases, corrective action plans for areas in need of improvement were formulated in collaboration with suppliers. In fact, this monitoring process is considered also a way to promote the continuous improvement along the supply chain.

In line with previous years, several initiatives continued to promote the exchange of ideas and information, including Technology Days (10 events organized in 2014) attended by approximately 1,000 people where suppliers that are industry-leaders in innovation, technology and quality discussed specific topics and shared information on recent technological developments. Moreover, Supplier Advisory Councils were organized in all the regions. The Councils are intended to promote the exchange of information and opinions with leading suppliers that account for a significant percentage of the value of annual purchases in each region and for each segment.

Other initiatives were in place to incentivize supplier innovation such as the Supplier Performance (Su.Per) program, that encourages suppliers to be proactive by sharing the economic benefits generated by innovative methods and technologies that they have proposed. In 2014, 4 suppliers benefited from this program and 8 supplier proposals were implemented, generating economic benefits in favor of suppliers valued at $53 thousand.

Continuous improvement is also seen in World Class Manufacturing Purchasing, which has continued providing its advice to suppliers intending to implement the WCM system. During the year, WCM was implemented at additional supplier plants, reaching a total of 130 supplier sites. This means they now apply what is considered to be one of the world’s leading set of manufacturing standards. In addition, in order to promote good practice within the supply chain, a selected number of suppliers (more than 100) have been involved in responding to the Carbon Disclosure Project questionnaire to assess the strategies adopted to fight climate change and the initiatives already in place or to be implemented to reduce CO2 emissions.

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LEGAL PROCEEDINGS

As a global company with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, particularly in the areas of product liability (including asbestos-related liability), product performance, retail and wholesale credit, competition and antitrust law, intellectual property matters (including patent infringement), disputes with dealers and suppliers and service providers, environmental risks, and tax and employment matters. The most significant of these matters are described in Note 30 “Guarantees granted, commitments and other contingent liabilities” to the Consolidated Financial Statements for the year ended December 31, 2014.

The outcome of any current or future proceedings cannot be predicted with certainty. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect the Group’s financial position and results. Although the ultimate outcome of legal matters pending against CNH Industrial and its subsidiaries cannot be predicted, the CNH Industrial believes the reasonable possible range of losses for these unresolved legal actions in addition to the amounts accrued would not have a material effect on its financial statements.

As of December 31, 2014, contingent liabilities estimated by the Group amounted to approximately $41 million (compared to approximately $48 million as of December 31, 2013), for which no provisions have been recognised since an outflow of resources is not considered probable as of that date. When it is probable that an outflow of resources embodying economic benefits will be required to resolve obligations and this amount can be reliably estimated, the Group designates specific provisions for this purpose.

Starting January 2011, Iveco and certain of its competitors have been subject to an investigation being conducted by the European Commission into certain business practices of the leading manufacturers of trucks and commercial vehicles in the European Union in relation to possible anti-competitive behavior.

On November 20, 2014, Iveco received a Statement of Objections from the European Commission alleging that Iveco and other companies in the heavy and medium truck industry had breached EU antitrust rules. The Commission indicated that it would seek to impose significant fines on the manufacturers. The Statement of Objections is a formal step in the Commission’s investigative process and details the Commission’s preliminary view of the conduct of the companies involved.

The Statement of Objections is not a final decision and, as such, it does not prejudice the final outcome of the proceedings. Under the applicable procedural rules, the Commission will review the manufacturers’ responses before issuing a decision and any decision would be subject to further appeals.

Iveco is evaluating the Statement of Objections and the documents on the Commission’s case file, and intends to issue its response to the Commission in due course and to avail itself of any opportunity allowed by the procedure to clarify its position in this matter. Given the numerous uncertainties in the next stages of the investigation, CNH Industrial is unable to predict the outcome or to estimate the potential fine at this time.

INSURANCE

CNH Industrial maintains insurance with third-party insurers to cover various risks arising from its business activities including, but not limited to, risk of loss or damage to its assets or facilities, business interruption losses, general liability, automobile liability, product liability and directors and officers liability insurance. CNH Industrial believes that it maintains insurance coverage that is customary in its industry. CNH Industrial uses a broker that is a subsidiary of Fiat Chrysler Automobiles N.V. to place a portion of its insurance coverage.

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RESEARCH AND DEVELOPMENT

In a continuously and rapidly changing competitive environment, CNH Industrial’s research activities are a vital component in its strategic development.

Research and development times are reduced, where possible, to accelerate time-to-market, while taking advantage of specialization and experience in different markets. Technical and operational synergies and rapid technical communication form the basis of the Group’s research and development process. CNH Industrial’s innovation process consists of a series of clear-cut steps, from the evaluation of innovative concepts up to the final step before product development. The Group believes that innovation is essential to offering products that are consistently high-tech, ecofriendly, ergonomic, safe and cost-effective. In particular, the main areas of focus are reducing polluting emissions, assessing the potential of alternative propulsion systems and fuels, reducing the cost of operations, and improving ergonomics and safety.

The following table shows the number of collaborative research projects in which CNH Industrial was involved during 2014:

(number)	2014

Reduction of polluting emissions	6

Optimization of consumption and energy efficiency	30

Alternative fuels	3

Alternative propulsion systems	2

Others	40

Total	81

CNH Industrial considers participation in external working groups and research projects strategically important in developing know-how and promoting the active exchange of ideas. In addition to long-standing collaborations with the University of Turin, Turin Polytechnic and Milan Polytechnic in Italy, the CNH Industrial brands also work with approximately 30 other universities in North America (USA and Canada), Europe (Italy, Spain, Germany and Belgium), Latin America (Brazil) and Asia (China) to further enhance their activities in innovation.

The following table shows the number of research and development scientific collaborations in which CNH Industrial was involved during 2014:

(number)	2014

Universities	41

Research Centers	9

Total	50

In 2014, Group expenditure on research and development (including capitalized development costs and costs charged directly to operations during the year) totaled $1,122 million, or 3.6% of net revenues from Industrial Activities. Research and development activities involved approximately 6,100 employees at 49 sites around the world.

The following table shows the Group’s total research and development expenditures, including capitalized development costs and costs charged directly to operations during the year, by segment for the years ended December 31, 2014 and 2013:

($ million)	2014	2013

Agricultural Equipment	519	564

Construction Equipment	130	151

Commercial Vehicles	350	395

Powertrain	123	130

Eliminations and Other	-	-

Total of Industrial Activities	1,122	1,240

Financial Services	-	-

Eliminations	-	-

Total for the Group	1,122	1,240

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The Group owns a significant number of patents, trade secrets, licenses and trademarks related to its products and services, and that number is expected to grow as the Group’s technological innovation continues. At year end, the Group had 7,518 active patents, including 761 new patents registered during the year (in addition to 2,846 applications pending). The Group files patent applications in Europe, the United States and around the world to protect technology and improvements considered important to the business. Certain trademarks contribute to the Group’s identity and the recognition of its products and services and are an integral part of the its business, and their loss could have a material adverse effect on the Group.

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HUMAN RESOURCES

EMPLOYEES

CNH Industrial’s business is, by nature, labor intensive and this is reflected in the high number of hourly employees the Group employs. A large number of hourly employees are based in European countries and Italy in particular, where 26% of the total employees are based.

The following tables show the breakdown of the number of employees by segment and by region at December 31, 2014 and 2013:

(number)	2014	2013

Agricultural Equipment	27,322	27,972

Construction Equipment	6,431	6,800

Commercial Vehicles	25,881	27,011

Powertrain	8,295	8,232

Other Activities	114	109

Total of Industrial Activities	68,043	70,124

Financial Services	1,164	1,068

Total	69,207	71,192

(number)	2014	2013

EMEA	41,756	41,961

NAFTA	11,647	11,948

LATAM	10,485	12,081

APAC	5,319	5,202

Total	69,207	71,192

As of December 31, 2014, CNH Industrial had 69,207 employees, a decrease of 1,985 over the 71,192 figure at year-end 2013. The change was attributable to the difference between new hires (approximately 5,000) and departures (approximately 7,800) during the year, partially offset by an increase of approximately 800 employees due to changes of the scope of the operations, which included: approximately 230 employees attributable to the acquisition of the assets of the U.S. precision spraying equipment manufacturer Miller, and about 570 employees were due to the insourcing of purchasing activities from FCA in Italy and Financial Services activities in LATAM. Excluding the scope of the operations, the change compared to year-end 2013 is mainly attributable to a decrease of workers for manufacturing activities in LATAM due to the weak market demand and a decrease of salaried employees mainly due to actions to reduce selling, general and administrative costs and business support costs as a result of the transition to CNH Industrial’s regional structure. Minor increases included the first wave of hiring in the new plant of the joint venture Iveco South Africa Works in Rosslyn (South Africa) and new hiring for various functions in the emerging countries.

One of CNH Industrial’s key challenges is the need to grow and adapt to a constantly changing environment. The Group realizes that the nature of today’s socio-economic context calls for leaders with the ability to evolve. A solid people management process is the key to success, as it includes employees in the Group’s business goals, takes advantage of employee talent and fuels workforce motivation. CNH Industrial is committed to supporting its employees with training initiatives and recognizing and rewarding their achievements and contribution to business results. In this manner, the Group not only gauges itself against today’s expected levels of global competitiveness, but also gains insight into potential improvements and succession plans that are essential for the future. In 2014 CNH Industrial spent approximately $6 million in employee training.

As stated in CNH Industrial’s Code of Conduct, occupational health and safety is an employee’s fundamental right and a key part of CNH Industrial’s sustainability model. Safety management engages all employees in creating a culture of accident prevention and risk awareness, sharing common occupational health and safety ethical principles to achieve improvement targets. One of the initiatives developed by CNH Industrial is an effective health and safety management system which conforms to OHSAS 18001 standards. As demonstration of its commitment in this area 54 plants around the world are OHSAS 18001 certified and more than 48,000 people are involved. In 2014, approximately $114 million was spent on improving health and safety protection. The investments in health and safety allowed saving on the insurance premiums paid to the Italian National Institute for Insurance against Accidents at Work (INAIL), for a total of

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over $7 million in 2014. To achieve the challenging targets that the Group has set, all employees are involved in informational activities and in classrooms and hands-on training consistent with their roles and responsibilities. CNH Industrial provided over 295,000 hours of training on occupational health and safety in 2014. More than 32,000 employees were engaged in training on the job activities, 76% of whom were hourly. Owing to the Group’s many initiatives, the overall frequency rate in 2014 was 0.25 injuries per 100,000 hours worked, an 11% drop compared to the previous year.

INDUSTRIAL RELATIONS

Management of production levels

In 2014, CNH Industrial’s work with trade unions and employee representatives, to reach consensus-based solutions for managing market conditions, varied by business and market.

Also in 2014 several plants in EMEA utilized mechanisms to address fluctuations in production volumes such as overtime and temporary contracts, to support growth in demand, and/or plant stoppages, to cope with drops in market volumes. In Italy, compared to 2013, the Powertrain segment, Iveco brand and New Holland Construction Machinery resorted less to temporary layoff. In the first part of the year, almost all the plants of the Agricultural Equipment segment in EMEA made use of overtime as well as of temporary workers to cover production volumes, while, due to a market slowdown whose effects were felt especially in the second half of the year, there were production stoppages at the Italian, UK and Belgian Agricultural Equipment plants. At the Iveco Bus plants in Annonay (France) and Vysoke Myto (Czech Republic) the intense production flow required overtime and agency contracts. In Spain, at the Commercial Vehicle plant in Valladolid, the utilization of temporary layoffs was almost unchanged compared to 2013. In France and Germany, production stoppages through temporary layoff benefit schemes decreased significantly over the previous year. During the year, flexible working time agreements were applied to meet fluctuations in production at the Agricultural Equipment plants in Belgium and Poland as well as at the Commercial Vehicles plants in Annonay and Madrid. In North America, overtime diminished in the second half of the year and employment levels registered a modestly negative trend versus 2013 due to softening in the Agricultural Equipment market and relative stability in the Construction Equipment market. Several NAFTA plants in the Agricultural Equipment segment implemented workforce rebalance initiatives and additional down days to manage cost in light of the weaker business. In LATAM, declines in several CNH Industrial businesses were registered versus the year before. The decline in volumes was managed in the first part of the year mainly through a reduction of temporary workers; initiatives to re-balance the workforce based on the reduced production needs were then put into effect. Commercial Vehicles initially addressed the sharp market decline causing a downturn in production volumes with time banks and extensive use of collective vacation (mainly in Brazil) as well as temporary lay-offs (in Argentina and Venezuela); however the implementation of a restructuring program was then needed. In APAC the production volumes were quite flat compared to the previous year even if the Agricultural Equipment plants of Noida (India) and Harbin (China) experienced production volume increases, the latter due to the new product launch, managed through the use of overtime. Other plants like Naberezhnye Chelny (Russia), belonging to Agricultural Equipment, and Dandenong (Australia), part of the Commercial Vehicles production network, experienced decreased volumes compared to 2013, and implemented down days.

Restructuring and reorganization

At the Valle Ufita plant (Italy), December 31, 2014 marked the end of the third year of extraordinary temporary layoff benefits, granted after the business closure on December 31, 2011. Effective January 1, 2015, approximately 300 workers still employed at the end of December 2014 were transferred, along with the plant and in the framework of a transfer of undertaking, to Industria Italiana Autobus S.p.A., a newly created company belonging to the entrepreneur identified for the re-industrialization of the area by the Ministry of Economic Development.

In the U.S., it was announced in June 2014 that the Calhoun (Georgia) plant which produces excavators and dozers for Construction Equipment would be shut down in the third quarter of 2015. The excavator production at the Calhoun plant ceased in the last quarter of 2014, and dozer production will be transferred to the Burlington plant (Iowa) during 2015. The Calhoun plant closure affects approximately 100 employees. The plant complies and will continue to comply with all federal and state notification laws, and severance payments, benefit continuation, and other assistance consistent with Group policies applicable to non-unionized employees will continue to be provided.

In LATAM, due to the sharp decline registered in Commercial Vehicles, CNH Industrial implemented a restructuring program whose objectives include reducing the permanent workforce at plants in Brazil, Argentina and Venezuela. In the latter country, this has been pursued mainly through voluntary dismissals. Trade unions have been engaged in the workforce reduction process although this was not mandatory.

In China, due to the closure of Shanghai New Holland Agricultural Machinery Corporation Limited, a 60% owned joint venture, an agreement has been reached with the trade unions and the employees representatives on a Placement

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Plan elaborated in accordance to applicable labor laws and regulations with the purpose of minimizing the social impact of this closure. The plan provides for the placement in the company of the former joint venture partner of the employees meeting certain conditions and for a severance payment in the other cases.

Collective bargaining

The main wage and regulatory agreements signed in 2014 at the company/plant level include: in Italy the renewal of the collective labor agreement covering both pay and employment conditions, applicable to all the managers of the Group and valid until December 31, 2015; the renewal of the sections dealing with pay-related and with regulatory aspects of the Collective Labor Agreement (“CLA”) applied in Italy to all CNH Industrial employees (except managers), providing, respectively, for a lump sum payment in July and for some changes to the regulation aimed, among others, at allowing a more flexible use of the paid leaves, at extending the flexible entry time, at establishing some specific provisions for the workers attending education courses at the school or at the University; the agreements reached through the annual negotiations in France, which resulted in salary increases varying from levels slightly below the inflation to levels slightly above it also in consideration of business results; the agreement signed in Czech Republic, which provides wage increases higher than inflation, due to country specificities and positive business results; agreements in Brazil envisaging pay increases, benefit and working conditions in line with the ones applied within the country’s industrial sector, and further agreement on one-off bonuses.

In United States, unions represent a small portion of CNH Industrial’s production and maintenance employees. The collective bargaining agreement with the UAW, which represents approximately 1,250 of the hourly production and maintenance employees, continues through April 2016. The CLA with the International Association of Machinists, which represents approximately 600 of CNH Industrial’s employees in Fargo, North Dakota, expires in April 2018.

In Europe, most employees are covered by CLAs stipulated either at the company level or by the employer association for the specific industry, to which the applicable CNH Industrial companies belong. In some cases, the CLAs in the same country, stipulated at the extra company level, differ by territory.

Labor unrest

In Italy the overall level of labor unrest in the year was low. The hours of work lost were more than in the previous year, but less than the ones of 2012. The overall levels of labor unrest in 2014 in countries outside Italy were negligible.

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FINANCIAL REVIEW

INTRODUCTION

The results presented in this Report are prepared in accordance with IFRS and relate to CNH Industrial Group including the impacts of the merger between Fiat Industrial S.p.A. and CNH Global N.V., which was completed on September 29, 2013. The merger had no impact on the consolidated activities of the former Fiat Industrial Group and therefore the results presented herein are consistent and comparable with those previously published by Fiat Industrial. However, as of the merger closing date, net profit and net equity that previously would have been attributed to the ex-CNH Global minority shareholders, are included in the profit and net equity attributable to owners of the parent.

As already mentioned, financial information included in this Annual Report is prepared in accordance with IFRS and presented in U.S. dollars, with segment reporting based on five segments. Prior year results have been consistently recast.

Principal changes in the scope of consolidation in 2014

There have been no significant changes in the scope of consolidation during 2014.

EFFICIENCY PROGRAM

In July 2014, CNH Industrial launched a comprehensive efficiency program designed to enhance the efficiency and competitiveness of its Industrial Activities.

The program is expected to result in a total cumulative charge of approximately $280 million over three years, with a non-cash impact of approximately 20%. The majority of the restructuring charges impacted or will impact the income statement in 2014 and 2015, respectively. Benefits from this program started to impact the operating performance in the third quarter of 2014, with annualized savings of approximately $160 million by the end of 2016.

Restructuring actions in Agricultural Equipment are mainly related to the closure of the joint venture in China, as the business model is no longer viable in the current environment, and cost reduction activities as a result of negative demand conditions.

Actions identified by Construction Equipment are related to the re-tooling of its industrial footprint in connection with the enlargement of the licensing agreements with Sumitomo, as well as the realignment of the dealer networks in EMEA as a result of the re-positioning of the Case and New Holland brand offerings. The announced closure of the assembly plant in Calhoun, Georgia, USA, represents one of those actions.

Commercial Vehicles actions are focused on selling, general and administrative expenses and business support costs as a result of the transition to CNH Industrial’s regional structure, as well as the completion of manufacturing product specialization programs.

OPERATING PERFORMANCE

Basis of analysis

The following table provides the consolidated statements of income and a breakdown of Group results between Industrial Activities and Financial Services. Industrial Activities represent the activities carried out by the four industrial segments Agricultural Equipment, Construction Equipment, Commercial Vehicles, and Powertrain, as well as Corporate functions.

The segmentation between Industrial Activities and Financial Services represents a sub-consolidation prepared on the basis of the core activities of each Group company.

Investments held by companies belonging to one segment in companies included in the other segment are accounted for under the equity method and are classified in the income statement under result from intersegment investments.

The parent company, CNH Industrial N.V., is included under Industrial Activities.

The sub-consolidation of Industrial Activities also includes companies that provide centralized treasury services (i.e., raising funding in the market and financing Group companies). The activities of the treasury companies do not include the offer of financing to third parties.

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Results of Operations – 2014 compared to 2013

		2014			2013 (1)

($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services

Net revenues	32,957	31,408	2,086	34,231	32,841	1,950

Cost of sales	26,841	26,051	1,327	27,750	27,078	1,232

Selling, general and administrative costs	2,753	2,548	205	2,961	2,754	207

Research and development costs	878	878	-	797	797	-

Other income/(expense)	(86)	(64)	(22)	(86)	(93)	7

TRADING PROFIT/(LOSS)	2,399	1,867	532	2,637	2,119	518

Gains/(losses) on disposal of investments	-	-	-	(25)	(25)	-

Restructuring costs	192	192	-	54	54	-

Other unusual income/(expense)	(40)	(40)	-	(77)	(36)	(41)

OPERATING PROFIT/(LOSS)	2,167	1,635	532	2,481	2,004	477

Financial income/(expense)	(776)	(776)		(615)	(615)	-

Result from investments (*)	91	73	18	136	121	15

PROFIT/(LOSS) BEFORE TAXES	1,482	932	550	2,002	1,510	492

Income taxes	566	378	188	784	632	152

PROFIT/(LOSS)	916	554	362	1,218	878	340

Result from intersegment investments	-	362	2	-	340	(1)

PROFIT/(LOSS)	916	916	364	1,218	1,218	339

PROFIT/(LOSS) ATTRIBUTABLE TO

Owners of the parent	917			1,048

Non-controlling interests	(1)			170

(1)

Amounts recast in order to reflect the change in presentation currency from euro to U.S. dollar. For additional information, refer to the section “Significant accounting policies”, paragraph “Change in presentation currency” in the Notes to the Consolidated Financial Statements.

(*)	Includes income from investments as well as impairment (losses)/reversals on non-intersegment investments accounted for under the equity method.

Net revenues

The Group reported net revenues of $32,957 million for 2014, a 3.7% decrease compared to 2013 (down 2.0% on a constant currency basis). Net revenues of Industrial Activities were $31,408 million in 2014, a 4.4% decrease compared to prior year (down 2.7% on a constant currency basis) with revenue growth for Construction Equipment and Powertrain more than offset by declines in Agricultural Equipment and Commercial Vehicles. Agricultural Equipment reported net revenues of $15,204 million for 2014, a 9.3% decrease from 2013 mainly due to lower volumes and unfavorable product mix primarily in LATAM and NAFTA. Net revenues for Construction Equipment were up 2.7% to $3,346 million, due to positive pricing in NAFTA and LATAM, along with positive volume and mix in NAFTA and EMEA. Commercial Vehicles revenues decreased 3.1% to $11,087 million, due to lower volumes and the negative impact of currency translation, partially offset by better pricing in all regions. Powertrain net revenues at $4,475 million, up 1.2% over 2013, were driven by higher volumes. Financial Services recorded net revenues of $2,086 million in 2014, an increase of 7.0% compared to 2013.

Cost of sales

Cost of sales were $26,841 million in 2014 (81.4% of net revenues), compared to $27,750 million in 2013 (81.1% of net revenues). Cost of sales of Industrial Activities were $26,051 million in 2014 (82.9% of net revenues), compared to $27,078 million in 2013 (82.5% of net revenues).

Selling, general and administrative costs

Selling, general and administrative (“SG&A”) costs amounted to $2,753 million in 2014 (8.4% of net revenues), with a decrease of 7.0% from the $2,961 million recorded in 2013 (8.7% of net revenues) mainly due to cost containment actions at Commercial Vehicles and Construction Equipment.

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Research and development costs

In 2014, research and development costs of $878 million (compared to $797 million in 2013) comprise research and development costs not recognized as assets in the year, amounting to $446 million ($481 million in 2013), the depreciation of capitalized development cost of $12 million (zero million in 2013) and the amortization of previously capitalized development costs of $420 million ($316 million in 2013) with an increase attributable to all segments and mainly linked with the launches of new products. During 2014, the Group capitalized new expenditures for development in the amount of $676 million ($759 million in 2013).

Other income/(expenses)

2014 net other expenses were in line with the previous year amount.

Trading profit/(loss)

Group trading profit was $2,399 million, or 7.3% of net revenues, in 2014. Trading profit decreased of $238 million compared to a trading profit of $2,637 million, or 7.7% of net revenues, in 2013. Trading profit of Industrial Activities was $1,867 million, a decrease of $252 million compared to prior year. Trading profit increases in Construction Equipment and Powertrain were more than offset by declines in Commercial Vehicles and Agricultural Equipment.

Construction Equipment benefitted from favorable volume and mix in all regions, positive price realization, and cost efficiencies. For Powertrain, the improvement was mainly due to the increase in sales, primarily with third parties, and continued industrial cost efficiencies partially offset by an increase in research and development costs. For Commercial Vehicles, positive performance in EMEA and APAC and significant reductions in SG&A costs were more than offset by the negative effects of challenging trading conditions in LATAM, due to a significant decline in market demand. For Agricultural Equipment, lower volume and negative product mix were partially offset by positive net price realization, industrial efficiencies and structural cost reductions in SG&A costs. Trading profit for Financial Services totaled $532 million, an increase of $14 million compared with $518 million for 2013 with the positive impact of the higher average portfolio value partially offset by higher provisions for credit losses.

Gains/(losses) on the disposal of investments

Gains/(losses) on disposal of investments amount to zero in 2014. In 2013, this item amounted to $25 million and included an additional loss of $26 million on the sale of the investment in Kobelco Construction Machinery Co., Ltd, which took place in 2012, following an adverse ruling issued by the arbitrator on the price of the transaction.

Restructuring costs

In 2014, restructuring costs amounted to $192 million, as part of the Group’s Efficiency Program announced in July 2014. Agricultural Equipment recorded $46 million primarily for the planned closure of a 60% owned joint venture in China and cost reduction activities as a result of negative demand conditions. Construction Equipment recorded $43 million restructuring costs mainly due to the realignment of the dealer networks in EMEA as a result of the re-positioning of the Case and New Holland brand offerings, and the announced closure of an assembly plant in Calhoun, Georgia, USA. Commercial Vehicles recorded $103 million mainly due to actions to reduce SG&A costs and business support costs as a result of the transition to CNH Industrial’s regional structure, and costs related to the completion of manufacturing product specialization programs. For 2013, restructuring costs were $54 million, mainly related to Commercial Vehicles as a consequence of the actions initiated in 2012 to rationalize the heavy truck and firefighting businesses.

Other unusual income/(expenses)

Other unusual expenses were $40 million in 2014 mainly due to the closure of an indirect taxes claim, costs for the rationalization of strategic suppliers and other minor items. Other unusual expenses were $77 million in 2013, largely reflecting expenses related to the dissolution of the previous joint venture with Barclays group and its consolidation into Financial Services ($41 million) and costs for the rationalization of strategic suppliers.

Operating profit/(loss)

The Group recorded an operating profit of $2,167 million (or 6.6% of net revenues) in 2014, a decrease of $314 million compared to $2,481 million (or 7.2% of net revenues) recorded for 2013. Operating profit for Industrial Activities was $1,635 million, down $369 million from 2013, with lower trading profit and higher restructuring costs partially offset by lower loss on disposal of investment. Operating profit for Financial Services totaled $532 million, up $55 million over 2013, which was affected by other unusual expenses reflecting costs ($41 million) related to the dissolution of the Financial Services joint venture with Barclays.

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Following is a summary of the principal components of operating profit, by segment:

	Trading profit/(loss)		Gains/(losses) on disposal of investments		Restructuring costs		Other unusual income/(expense)		Operating profit/(loss)

($ million)	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013

Agricultural Equipment	1,689	1,949	-	-	46	-	(2)	-	1,641	1,949

Construction Equipment	66	(109)	-	(26)	43	(3)	(13)	(8)	10	(140)

Commercial Vehicles	2	145	-	1	103	55	(21)	(18)	(122)	73

Powertrain	220	210	-	-	-	2	-	1	220	209

Eliminations and Other	(110)	(76)	-	-	-	-	(4)	(11)	(114)	(87)

Total of Industrial Activities	1,867	2,119	-	(25)	192	54	(40)	(36)	1,635	2,004

Financial Services	532	518	-	-	-	-	-	(41)	532	477

Total for the Group	2,399	2,637	-	(25)	192	54	(40)	(77)	2,167	2,481

Non-operating items

Net financial expenses were $776 million in 2014, compared to $615 million for 2013, and included a pre-tax charge of $71 million due to the re-measurement of Venezuelan assets denominated in bolivars. Based on changes to the way Venezuela’s exchange rate mechanism operates, CNH Industrial changed the bolivar fuerte (“Bs.F.”) rate used to re-measure its Venezuelan Commercial Vehicles business operations financial statements in U.S. dollars. Excluding this exceptional charge, net financial expenses totaled $705 million, an increase of $90 million over the prior year, mainly deriving from higher average net industrial debt, partially offset by more favorable interest rates.

Result from investments was a net gain of $91 million in 2014 (compared to a net gain of $136 million in 2013). The decrease of $45 million is mainly due to lower earnings from the joint ventures in APAC as a result of more difficult trading condition.

Income taxes totaled $566 million in 2014 compared to $784 million in 2013, representing an effective tax rate of 38.2% for the year (2013 effective tax rate of 39.2%). The decrease of the effective tax rate in 2014 was primarily due to the net result of the exceptional pre-tax charge relating to the re-measurement of Venezuelan assets recognized in 2014, for which no corresponding tax benefit was recorded, that was more than offset by the favorable resolution of tax audits recorded in 2014.

Profit/(loss)

Net profit was $916 million in 2014, compared to $1,218 million for 2013. Profit attributable to owners of the parent was $917 million, compared to $1,048 million for 2013.

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Business segments

The following is a discussion of net revenues and trading profit for each segment:

Revenues by segment:

($ million)	2014	2013	% change

Agricultural Equipment	15,204	16,763	-9.3

Construction Equipment	3,346	3,258	2.7

Commercial Vehicles	11,087	11,447	-3.1

Powertrain	4,475	4,423	1.2

Eliminations and Other	(2,704)	(3,050)	-

Total of Industrial Activities	31,408	32,841	-4.4

Financial Services	2,086	1,950	7.0

Eliminations	(537)	(560)	-

Total for the Group	32,957	34,231	-3.7

Trading profit/(loss) by segment:
($ million)	2014	2013	Change

Agricultural Equipment	1,689	1,949	-260

Construction Equipment	66	(109)	175

Commercial Vehicles	2	145	-143

Powertrain	220	210	10

Eliminations and Other	(110)	(76)	-34

Total of Industrial Activities	1,867	2,119	-252

Financial Services	532	518	14

Total for the Group	2,399	2,637	-238

Trading margin (%)	7.3%	7.7%

Agricultural Equipment

Net revenues

Agricultural Equipment full-year net revenues were $15,204 million in 2014, a 9.3% decrease over 2013 (down 7.9% on a constant currency basis), driven by unfavorable volume and product mix, particularly in LATAM and NAFTA with a significant decrease for high horsepower products. This negative impact was partially offset by positive pricing.

The following table shows Agricultural Equipment revenues broken down by geographic region in 2014 compared to 2013:

($ million)	2014	2013	% Change

NAFTA	6,884	7,460	-7.7

EMEA	4,719	4,889	-3.5

LATAM	1,975	2,613	-24.4

APAC	1,626	1,801	-9.7

Total	15,204	16,763	-9.3

Worldwide agricultural equipment industry unit sales were down during 2014, with global demand for tractors and combines down 7% and 18% respectively. NAFTA tractor sales were up 3%, largely concentrated in the lower horsepower segment (under 140 hp). The over 140 hp segment and combine demand were both down 25% year over year. LATAM tractor and combine markets decreased 15% and 24% respectively. EMEA markets were down 8% for tractors and 10% for combines. APAC markets decreased 8% for tractors and 9% for combines.

Agricultural Equipment’s worldwide market share performance was flat for tractors and down for combines, mainly due to transition to Tier 4B engine compliant products in NAFTA and a negative market mix in APAC.

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Trading profit/(loss)

Agricultural Equipment trading profit totaled $1,689 million (trading margin: 11.1%), down $260 million compared to the $1,949 million trading profit for the 2013 (trading margin: 11.6%). Trading profit was down due to negative industrial cost absorption (due to decreased volumes) and unfavorable volume and mix (primarily tractors with horsepower over 140 hp and combines in NAFTA) that were only partially offset by net price realization as well as SG&A cost reductions.

Construction Equipment

Net revenues

Construction Equipment net revenues were $3,346 million, a 2.7% increase compared to 2013, (up 5.1% on a constant currency basis), due to positive pricing in NAFTA and LATAM, along with positive volume and mix in NAFTA and EMEA. This was partially offset by weakened activity in LATAM and APAC.

The following table shows Construction Equipment revenues broken down by geographic region in 2014 compared to 2013:

($ million)	2014	2013	% Change

NAFTA	1,476	1,253	17.8

EMEA	660	633	4.3

LATAM	894	986	-9.3

APAC	316	386	-18.1

Total	3,346	3,258	2.7

In 2014, worldwide heavy and light construction equipment industry sales were down 9% and up 5%, respectively, from the prior year. Industry heavy construction equipment sales were up in NAFTA and EMEA but decreased in LATAM and APAC. Industry light construction equipment sales were up in NAFTA and EMEA, flat in APAC and down considerably in LATAM.

Construction Equipment’s worldwide market share was flat overall, with increases in all regions for heavy equipment being offset by slight decreases in the light construction equipment markets in APAC and EMEA.

Trading profit/(loss)

Construction Equipment trading profit totaled $66 million (trading margin: 2.0%), up $175 million over the $109 million trading loss for 2013, mainly due to favorable pricing in NAFTA and LATAM, positive volume and mix in all regions and continued containment actions in SG&A costs as a result of the realization of the Group’s brand re-alignment initiatives and global excavator strategy.

Commercial Vehicles

Net revenues

Commercial Vehicles reported full-year net revenues of $11,087 million, a decrease of 3.1% from 2013 (down 1.3% on a constant currency basis) due to lower volumes and the negative impact of currency translation, partially offset by better pricing in all regions. Net revenues increased in EMEA driven by higher volumes and favorable mix for trucks, despite lower deliveries in the bus business due to the transition to Euro VI applications. In LATAM, net revenues decreased significantly (-31.4%) as a result of overall weak market conditions, production curtailments to realign dealer inventories to market demand, and the negative impact of currency translation. In APAC, net revenues increased due to higher volumes, mainly for buses, partially offset by the negative impact of currency translation.

The following table shows Commercial Vehicles revenues broken down by geographic region in 2014 compared to 2013:

($ million)	2014	2013	% Change

EMEA	8,225	7,837	5.0

LATAM	1,773	2,583	-31.4

APAC	1,089	1,027	6.0

Total	11,087	11,447	-3.1

During 2014, Commercial Vehicles delivered a total of 128,163 vehicles (including buses and specialty vehicles), representing a 5.5% decrease compared to 2013. Volumes were higher in the light vehicle segment (+2.1%), primarily as a result of the launch of the new Daily, while volumes declined in the heavy (-8.7%) and medium (-24.5%) segments driven by weak trading conditions in LATAM and Euro V pre-buy demand in the second half of 2013 in EMEA.

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Deliveries increased 3.9% in EMEA and 0.9% in APAC, but were down 37.5% in LATAM (with Brazil down approximately 33% and Argentina down approximately 39%).

The European truck market (GVW ≥3.5 tons) registered a 1.0 increase over 2013 to approximately 667,700 units. By category, light vehicles (GVW 3.5-6.0 tons) increased 8.4% while the medium vehicles market (GVW 6.1-15.9 tons) and heavy vehicles (GVW >16.0 tons) registrations were down 18.4% and 6%, respectively, mainly due to increased sales of Euro V vehicles in the second half of 2013 prior to the introduction of Euro VI emissions regulations in January 2014. The industry continued to experience large variations in demand across markets.

The Group’s market share in the European truck market (GVW ≥3.5 tons) remained unchanged year over year at an estimated 10.9%. In the light segment, the share is estimated to be 10.7% (down 0.6 p.p.). In the medium segment, the Group’s market share increased 4.5 p.p. to 29.1%, with gains in nearly all markets, and in the heavy segment was up 0.6 p.p. to 7.5%.

In LATAM, new truck registrations (GVW ≥3.5 tons), at 188,800 units, were down 16.4% compared to 2013. The largest decrease was registered in Venezuela, down 73.1%, while Argentina was down 26.0% and Brazil decreased 9.4%.

The Group’s share of the LATAM market (GVW ≥3.5 tons) was down 0.9 p.p. from 2013 to 10.1%, mainly driven by a 1.0 percentage point decrease in Brazil to 7.8%. Market share increased 0.8 p.p. and 0.4 p.p., respectively, in light and medium segments, while market share declined 1.9 p.p. in the heavy segment.

In APAC, registrations decreased by 2.6% compared to 2013, mainly due to the decline in demand in the Russian Federation (down 21.6%). Group market share was down 0.2 p.p. to 1.9%.

Commercial Vehicles deliveries

By geographic area				By product

(units in thousands)	2014	2013	% change	(units in thousands)	2014	2013	% change

France	18.5	18.3	1.1	Heavy	30.8	33.7	-8.7

Germany & Switzerland	17.8	17.5	1.7	Medium	15.4	20.4	-24.5

UK	6.3	6.6	-4.5	Light	69.5	68.0	2.1

Italy	14.4	14.8	-2.7	Buses	8.6	9.4	-8.0

Iberia (Spain & Portugal)	8.2	6.4	28.1	Specialty vehicles (*)	3.9	4.2	-7.3

Rest of EMEA	32.2	30.1	6.9	Total Sales	128.2	135.7	-5.5

EMEA	97.4	93.7	3.9	(*) Defense and firefighting vehicles

LATAM	18.8	30.1	-37.5

APAC	12.0	11.9	0.9

Total Sales	128.2	135.7	-5.5

Naveco	97.5	126.9	-23.2

SAIC Iveco Hongyan	25.0	28.0	-10.7

Grand total	250.7	290.6	-13.7

Trading profit/(loss)

Commercial Vehicles closed the year with a trading profit of $2 million, compared to trading profit of $145 million for 2013, as result of difficult trading conditions and negative foreign exchange currency impacts in LATAM, that were only partially offset by the recovery of trucks in EMEA and cost control actions within SG&A expenses.

Powertrain

Net revenues

Powertrain reported 2014 revenues of $4,475 million, an increase of 1.2% over the prior year (up 1.4% on a constant currency basis), primarily attributable to higher volumes of engines sold. For 2014, sales to external customers accounted for 41% of total net revenues up from 34% in 2013.

During the year, Powertrain sold a total of 583,589 engines, an increase of 7.1% year over year. By major customer, 24% of engines were supplied to Commercial Vehicles, 24% to Agricultural Equipment, 5% to Construction Equipment, and the remaining 47% to external customers. Additionally, Powertrain delivered 64,174 transmissions (+3.3% compared to 2013) and 156,921 axles, in line with the prior year.

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Trading profit/(loss)

Powertrain closed the year with a trading profit of $220 million, representing a trading margin of 4.9%, compared to $210 million (trading margin of 4.7%) for 2013. The improvement was due to an increase in volumes, a larger proportion of third-party business and industrial efficiencies, which was partially offset by an increase in research and development costs.

Financial Services

Net revenues

Financial Services reported net revenues of $2,086 million in 2014, up 7.0% compared to 2013, primarily due to the increase in the average value of the portfolio.

Trading profit/(loss)

For 2014, Financial Services recorded a trading profit of $532 million, compared to $518 million in 2013. The improvement was mainly attributable to higher average portfolio value, partially offset by higher provisions for credit losses.

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LIQUIDITY AND CAPITAL RESOURCES

The following discussion of liquidity and capital resources principally focuses on CNH Industrial’s consolidated statement of financial position and CNH Industrial’s consolidated statement of cash flows.

Statement of financial position review

Statement of Financial Position by Activity

	At December 31, 2014			At December 31, 2013 (1)

($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services

Intangible assets:	6,031	5,874	157	6,046	5,893	153

Goodwill	2,494	2,359	135	2,514	2,375	139

Other intangible assets	3,537	3,515	22	3,532	3,518	14

Property, plant and equipment	6,733	6,730	3	6,967	6,962	5

Investments and other financial assets	690	3,122	136	758	3,136	129

Leased assets	1,518	20	1,498	1,059	34	1,025

Defined benefit plan assets	20	19	1	44	43	1

Deferred tax assets	1,655	1,460	195	1,672	1,485	187

Total Non-current assets	16,647	17,225	1,990	16,546	17,553	1,500

Inventories	7,140	6,977	163	7,536	7,440	96

Trade receivables	1,054	1,025	92	1,362	1,338	88

Receivables from financing activities	21,472	4,788	22,724	21,986	5,853	23,655

Current taxes receivable	324	200	124	348	332	16

Other current assets	1,434	1,137	588	1,900	1,284	951

Current financial assets:	205	198	9	261	254	10

Current securities	-	-	-	-	-	-

Other financial assets	205	198	9	261	254	10

Cash and cash equivalents	6,141	4,123	2,018	6,489	4,010	2,479

Total Current assets	37,770	18,448	25,718	39,882	20,511	27,295

Assets held for sale	24	4	20	34	10	24

TOTAL ASSETS	54,441	35,677	27,728	56,462	38,074	28,819

Equity	7,577	7,577	2,568	7,662	7,662	2,508

Provisions:	6,386	6,329	57	6,528	6,460	68

Employee benefits	2,831	2,800	31	2,713	2,679	34

Other provisions	3,555	3,529	26	3,815	3,781	34

Debt:	29,701	11,666	24,075	29,946	12,088	25,380

Asset-backed financing	13,587	82	13,561	14,727	120	14,711

Other debt	16,114	11,584	10,514	15,219	11,968	10,669

Other financial liabilities	235	221	16	94	78	19

Trade payables	5,982	5,850	197	7,369	7,162	273

Current taxes payable	206	114	92	418	393	25

Deferred tax liabilities	399	191	208	302	197	105

Other current liabilities	3,955	3,729	515	4,143	4,034	441

Liabilities held for sale	-	-	-	-	-	-

Total Liabilities	46,864	28,100	25,160	48,800	30,412	26,311

TOTAL EQUITY AND LIABILITIES	54,441	35,677	27,728	56,462	38,074	28,819

(1)

Amounts recast in order to reflect the change in presentation currency from euro to U.S. dollar. For additional information, refer to the section “Significant accounting policies”, paragraph “Change in presentation currency” in the Notes to the Consolidated Financial Statements.

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At December 31, 2014, total assets amounted to $54,441 million, a decrease of $2,021 million compared to $56,462 million at year-end 2013.

Non-current assets totaled $16,647 million, an increase of $101 million over year-end 2013, primarily attributable to investments for the period (net of amortization/depreciation).

Current assets decreased $2,112 million to $37,770 million at year-end 2014. The change was primarily attributable to a decrease in receivables from financing activities ($514 million), in other current assets ($466 million decrease), in inventories ($396 million), in trade receivables ($308 million) and in cash and cash equivalents ($348 million).

Receivables from financing activities totaled $21,472 million at December 31, 2014. Net of currency translation differences and write-downs, there was a $799 million increase mainly relating to increases in retail and wholesale receivables in NAFTA and wholesale receivables in LATAM.

Working capital (net of items relating to vehicles sold under buy-back commitments and vehicles no longer subject to lease agreements that are held in inventory) was positive at $1,488 million, representing a $573 million increase for the year.

($ million)		At December 31, 2014	At December 31, 2013	Change

Inventories	(a)	6,857	7,334	(477)

Trade receivables		1,054	1,362	(308)

Trade payables		(5,982)	(7,369)	1,387

Net Current taxes receivable/(payable) & other current receivables/(payables)	(b)	(441)	(412)	(29)

Working capital		1,488	915	573

(a)	Inventories are reported net of vehicles held for sale by Commercial Vehicles segment that have been bought back (under buy-back commitments) or returned following expiry of a lease agreement.

(b)

Other current payables, included under Current taxes receivable/(payable) & other current receivables/(payables), are stated net of amounts due to customers in relation to vehicles sold under buy-back commitments, which consist of the repurchase amount payable at the end of the lease period, together with the value of any lease installments received in advance. The value at the beginning of the contract period, equivalent to the difference between the sale price and the repurchase amount, is recognized on a straight-line basis over the contract period.

Working capital increased $705 million over the year on a comparable scope of operations and on a constant currency basis.

At December 31, 2014, trade receivables, other receivables and receivables from financing activities falling due after that date and sold without recourse (and, therefore, eliminated from the statement of financial position pursuant to the derecognition requirements of IAS 39) totaled $654 million ($1,091 million at December 31, 2013).

At December 31, 2014, CNH Industrial’s debt was $29,701 million ($29,946 million at the end of 2013) of which $13,587 million ($14,727 million at December 31, 2013) related to asset-backed financing operations. Remaining debt of $16,114 million at December 31, 2014 ($15,219 million at the end of 2013) included bonds of $9,519 million ($7,329 million at the end of 2013), bank loans of $5,547 million ($7,101 million at the end of 2013) and other indebtedness of $1,048 million ($789 million at the end of 2013). Debt decreased $245 million during 2014, mainly reflecting a decrease of $1,997 million due to currency translation impact, a decrease of $507 million in asset-backed financing, a net decrease of $497 million in bank debt, net of $2,759 million in new bond issues. See Note 27 to the CNH Industrial Consolidated Financial Statements for additional information on CNH Industrial’s indebtedness at December 31, 2014, including a table summarizing the maturity profile and interest rates payable on its outstanding bonds at that date.

At December 31, 2014, CNH Industrial’s net debt (a non-GAAP measure which is calculated as debt plus other financial liabilities, net of cash, cash equivalents, current securities and other financial assets, all as recorded in the consolidated statement of financial position) was $23,590 million, an increase of $300 million, or 1.3%, compared with the $23,290 million at the end of 2013. Cash from operating activities was more than offset by the increase in the loan portfolios of Financial Services, as well as by capital expenditures and dividend distributions during the year. Currency translation differences positively affected net debt by $1,824 million.

The following table details CNH Industrial’s net debt at December 31, 2014 and 2013, and provides a reconciliation of this non-GAAP measure to debt, the most directly comparable measure included in CNH Industrial’s consolidated statement of financial position. Net debt is one of management’s primary measures for analyzing CNH Industrial’s debt and managing its liquidity, because CNH Industrial believes this measure illustrates how much indebtedness would remain if all of CNH Industrial’s available liquid resources were applied to the repayment of debt. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using the net debt of Industrial Activities (i.e., net industrial debt). Net industrial debt is the principal indicator of changes in financial structure and, as such, is one of the key targets used to measure Group performance.

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	At December 31, 2014			At December 31, 2013

($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services

Debt:	(29,701)	(11,666)	(24,075)	(29,946)	(12,088)	(25,380)

Asset-backed financing	(13,587)	(82)	(13,561)	(14,727)	(120)	(14,711)

Other debt	(16,114)	(11,584)	(10,514)	(15,219)	(11,968)	(10,669)

Intersegment financial receivables (1)	-	4,692	1,348	-	5,707	1,815

Debt, net of intersegment balances	(29,701)	(6,974)	(22,727)	(29,946)	(6,381)	(23,565)

Other financial assets (2)	205	198	9	261	254	10

Other financial liabilities (2)	(235)	(221)	(16)	(94)	(78)	(19)

Liquidity:

Cash and cash equivalents	6,141	4,123	2,018	6,489	4,010	2,479

Net (debt)/cash	(23,590)	(2,874)	(20,716)	(23,290)	(2,195)	(21,095)

(1)

As a result of the role played by the central treasury, debt for Industrial Activities also includes funding raised by the central treasury on behalf of consolidated Financial Services companies (included under intersegment financial receivables). Intersegment financial receivables for Financial Services companies, on the other hand, represent loans or advances to Industrial Activities companies – for receivables sold to Financial Services companies that do not meet the derecognition requirements of IAS 39 – as well as cash deposited temporarily with the central treasury. The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $ 3,344 million and $ 3,892 million as of December 31, 2014 and 2013, respectively.

(2)	Other financial liabilities and other financial assets include, respectively, the negative and positive fair values of derivative financial instruments.

At December 31, 2014, liquidity totaled $6,141 million (down $348 million over the $6,489 million at year-end 2013). Cash and cash equivalents included $978 million at December 31, 2014 ($922 million at December 31, 2013) of restricted cash the use of which is primarily limited to the repayment of the debt relating to securitizations classified as asset-backed financing.

Based on changes to the way Venezuela’s exchange rate mechanism operates, CNH Industrial changed the Bs.F. rate used to re-measure its Venezuelan Commercial Vehicles business operations financial statements in U.S. dollars. Effective March 31, 2014, CNH Industrial started to use the exchange rate determined by U.S. dollar auctions conducted under Venezuela’s Complementary System of Foreign Currency Administration (SICAD I). The SICAD I exchange rate which CNH Industrial used at December 31, 2014 is 12.0 Bs.F. to the U.S. dollar compared with a previously used Official Exchange Rate of 6.3 Bs.F. to the U.S. dollar before March 31, 2014. At December 31, 2014, CNH Industrial’s Venezuelan subsidiary had net monetary assets of $125 million at 12.0 Bs.F., including $106 million of cash and cash equivalents. As the SICAD I rate is based on periodic auctions, there may be significant changes to the exchange rate in future years, as well as other related developments in Venezuela, which may impact CNH Industrial’s Consolidated Financial Statements.

Total available liquidity (including $2,716 million and $2,224 million in undrawn committed facilities at year-end 2014 and 2013, respectively) increased $144 million to $8,857 million, as proceeds from three capital markets issuances (€1 billion bond, 2.75% due March 2019; a €700 million bond, 2.875% due September 2021, both issued by CNH Industrial Finance Europe S.A., and a $500 million bond, 3.375% due July 2019, issued by CNH Industrial Capital LLC) more than offset cash utilized by increase in working capital, by capital expenditures, by reduction of bank debt and by dividend payments and negative currency translation. During the year, a €1.75 billion five-year committed revolving credit facility was signed, replacing an existing €2 billion three-year committed revolving credit facility due to mature in February 2016.

CNH Industrial has traditionally relied upon the ABS market and committed asset-backed facilities as a primary source of funding and liquidity. The Group carried out term securitizations for a total amount of $3,448 million in 2014 ($5,332 million in 2013). CNH Industrial also established or renewed wholesale securitized credit facilities for a total commitment amount of $4,946 million in 2014 ($2,245 million in 2013) and retail securitized credit facilities for a total commitment amount of $2,167 million in 2014 ($2,401 million in 2013).

In January, 2014, CNH Industrial and BNP Paribas reached an agreement to extend the joint venture services (retail financing) to CNH Industrial’s Commercial Vehicles business in Italy, Germany, France, the United Kingdom and other major European markets. As a result of this increase in scope, CNH Industrial Capital Europe is now the captive finance company for all the Group’s current businesses in major European countries.

In 2013, Financial Services further diversified its sources of funding for the Commercial Vehicle business (end customers and dealers) through new arrangements, including receivables factoring agreements and revolving unsecured credit facilities. A pan-European securitization program set in place in 2011, with a maximum amount of

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$827 million, continued to ensure the funding of dealer financing activities.

Change in Net Industrial Debt

($ million)	2014	2013

Net industrial (debt)/cash at beginning of the year	(2,195)	(2,166)

Profit/(loss)	916	1,218

Amortization and depreciation (net of vehicles sold under buy-back commitments and operating lease)	1,145	994

Change in provisions for risks and charges and similar	(115)	84

Change in working capital	(942)	192

Investments in property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating lease)	(1,681)	(1,979)

Change in consolidation scope and other changes	(193)	20

Net industrial cash flow	(870)	529

Capital increases and dividends	(364)	(374)

Currency translation differences	555	(184)

Change in net industrial debt	(679)	(29)

Net industrial (debt)/cash at end of year	(2,874)	(2,195)

During 2014, net industrial debt increased $679 million to $2,874 million. Cash generation in the operations before changes in working capital contributed for $1,946 million. Changes in working capital negatively impacted by $942 million, mainly due to lower payables as a result of the relevant production curtailments in Agricultural Equipment in the fourth quarter, and of Commercial Vehicles in EMEA returning to normalized levels of production as compared to prior year’s Euro V pre-buy activity, as well as in LATAM operations. Capital expenditures activity totaled $1,681 million and dividend payments, net of capital increases, were $364 million. Currency translation differences positively affected net industrial debt by $555 million.

Changes in Net Debt of Financial Services

Net debt of Financial Services at December 31, 2014 was $379 million lower than year-end 2013. The decrease mainly reflects positive currency translation differences ($1,269 million) and cash from operating activities ($329 million), partially offset by the increase in the lending portfolio ($1,004 million) and dividend distributions of $160 million.

Cash flow analysis

CNH Industrial’s operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and company inventories.

CNH Industrial finances its operations through cash flows generated by operations, issuance of bonds and other medium-term borrowings, as well as securitization transactions which principally provide funding and liquidity to Financial Services.

In 2014 operating activities generated $1,173 million of cash. Investing activities absorbed a total of $2,380 million of cash to fund capital expenditures of $1,698 million and increases in receivables from financing activities of $923 million. Financing activities generated a total of $1,373 million in cash.

In 2013, operating activities generated $2,437 million in cash. Investing activities absorbed a total of $4,555 million of cash to fund capital expenditures of $1,985 million and increases in financial receivables of $2,399 million. Financing activities generated a total of $2,532 million in cash.

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Statement of Cash Flows by Activity

			2014			2013

($ million)			Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services

A)	CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		6,489	4,010	2,479	6,084	3,890	2,194

B)	CASH FROM/(USED IN) OPERATING ACTIVITIES:

	Profit/(loss)		916	916	364	1,218	1,218	339

	Amortization and depreciation (net of vehicles sold under buy-back commitments and operating lease)		1,151	1,145	6	997	994	3

	(Gains)/losses on disposal of non- current assets (net of vehicles sold under buy-back commitments) and other non-cash items		156	(340)	132	66	(383)	110

	Dividends received		88	248	-	81	344	7

	Change in provisions		(70)	(66)	(4)	132	128	4

	Change in deferred taxes		108	35	73	(49)	(52)	3

	Changes relating to buy-back commitments	(a)	111	4	107	105	44	61

	Changes relating to operating leases	(b)	(582)	4	(586)	(210)	3	(213)

	Change in working capital		(705)	(942)	237	97	192	(95)

	TOTAL		1,173	1,004	329	2,437	2,488	219

C)	CASH FROM/(USED IN) INVESTING ACTIVITIES:

	Investments in:

	Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating lease)		(1,698)	(1,681)	(17)	(1,985)	(1,979)	(6)

	Subsidiaries and other investments		(104)	(117)	-	(113)	(124)	-

	Proceeds from the sale of non- current assets (net of vehicles sold under buy-back commitments)		25	25	-	7	7	-

	Net change in receivables from financing activities		(923)	81	(1,004)	(2,399)	(41)	(2,358)

	Change in current securities		-	-	-	5	-	5

	Other changes		320	559	(239)	(70)	582	(652)

	TOTAL		(2,380)	(1,133)	(1,260)	(4,555)	(1,555)	(3,011)

D)	CASH FROM/(USED IN) FINANCING ACTIVITIES:

	Net change in debt and other financial assets/liabilities		1,737	995	742	2,906	(467)	3,373

	Increase in share capital		18	18	13	4	4	11

	Dividends paid		(382)	(382)	(160)	(368)	(368)	(270)

	(Purchase)/sale of treasury shares		-	-	-	8	8	-

	(Purchase)/sale of ownership interests in subsidiaries		-	-	-	(18)	(18)	-

	TOTAL		1,373	631	595	2,532	(841)	3,114

	Currency translation differences		(514)	(389)	(125)	(9)	28	(37)

E)	NET CHANGE IN CASH AND CASH EQUIVALENTS		(348)	113	(461)	405	120	285

F)	CASH AND CASH EQUIVALENTS AT END OF YEAR		6,141	4,123	2,018	6,489	4,010	2,479

(a)

Cash generated from the sale of vehicles under buy-back commitments, net of amounts included in profit/(loss), are recognized under operating activities in a single line item, which includes changes in working capital, capital expenditure, depreciation and impairment losses. The item also includes gains and losses arising from the sale of vehicles subject to buy-back commitments before the end of the agreement and without repossession of the vehicle.

(b)	Cash from operating leases is recognized under operating activities in a single line item, which includes capital expenditure, depreciation, write-downs and changes in inventory.

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Net Cash from Operating Activities

Cash generated by operating activities in 2014 totaled $1,173 million (compared to $2,437 million in cash generated in 2013) and comprised the following elements:

■	$916 million profit for 2014;

■	plus $1,151 million in non-cash charges for depreciation and amortization (net of vehicles sold under buy-back commitments and operating lease);

■	plus $156 million in (gains)/losses on disposal and other non-cash items;

■	plus $88 million in dividends received, minus changes in provisions of $70 million and plus change in deferred income taxes of $108 million;

■	plus $111 million for changes in items due to buy-back commitments, minus $582 million for changes in operating lease items and minus $705 million in change in working capital.

In 2013, $2,340 million of the $2,437 million in cash generated by operating activities during the year was from income-related cash inflows (calculated as profit plus amortization and depreciation, dividends, changes in provisions and deferred taxes, various items related to sales with buy-back commitments and operating leases, net of gains/losses on disposals and other non-cash items) with $97 million resulting from an increase in working capital (calculated on a comparable scope of operations and on a constant currency basis).

Net Cash from Investing Activities

In 2014, investing activities absorbed $2,380 million in cash (compared to $4,555 million in cash absorbed by investing activities in 2013). The negative flows were mainly generated by:

■

investments in tangible and intangible assets that used $1,698 million in cash (compared to $1,985 million used in 2013), including $676 million in capitalized development costs. Investments in tangible and intangible assets are net of investments in vehicles for CNH Industrial’s long-term rental operations and of investments relating to vehicles sold under buy-back commitments, which are reflected in cash flows relating to operating activities; and

■	$923 million increase in receivables from financing activities, primarily as a result of higher levels of financing provided to both dealers and customers in NAFTA and dealers in LATAM.

In 2013, cash used in investing activities totaled $4,555 million. Expenditure on tangible and intangible assets (including $759 million in capitalized development costs) totaled $1,985 million. The increase in receivables from financing activities, which accounts for cash absorption of $2,399 million, related primarily to dealer and customer financing for Agricultural Equipment and Construction Equipment.

The following table summarizes CNH Industrial’s investments in tangible and intangible assets by segment for each of the years ended December 31, 2014 and 2013:

($ million)	2014	2013

Agricultural Equipment	730	879

Construction Equipment	129	157

Commercial Vehicles	625	732

Powertrain	192	210

Eliminations and Other	5	1

Total of Industrial Activities	1,681	1,979

Financial Services	17	6

Total	1,698	1,985

The Group incurred these capital expenditures to acquire property, plant and equipment necessary to introduce and manufacture new products, enhance CNH Industrial’s manufacturing efficiency and implement further environmental and safety programs.

Net Cash from Financing Activities

In 2014, cash generated from financing activities totaled $1,373 million (compared to a total of $2,532 million cash generated in 2013). New bond issues ($2,759 million) and issuance of medium-term borrowings ($2,306 million) were partially offset by repayments and by dividend payments of $382 million.

Cash generated from financing activities totaled $2,532 million in 2013. New bond issues ($1,100 million) and issuance of

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medium-term borrowings ($2,520 million) were partially offset by repayments and by dividend payments of $368 million.

Statement of Cash Flows by Activity

For 2014, Industrial Activities generated cash and cash equivalents totaling $113 million. In particular:

■

Operating activities generated $1,004 million in cash, primarily related to profit adjusted for amortization and depreciation, gains/losses on disposals and other non-cash items, changes in provisions and deferred taxes, items related to vehicles sold under buy-back commitments and operating lease and dividends received, totaling $1,946 million, and to an increase in working capital of $942 million (on a comparable scope of operations and on a constant currency basis).

■

Investing activities absorbed a total of $1,133 million in cash, primarily related to investments in fixed assets and in subsidiaries and other equity investments ($1,798 million), partially offset by the changes in financial receivables from/debt payable to Financial Services (included under other changes).

■

Financing activities generated cash of $631 million, essentially due to new bond issues ($2,259 million), medium-term borrowing issuances ($1,032 million), partially offset by borrowing repayments ($2,093 million) and by the distribution of dividends ($382 million).

At December 31, 2014, cash and cash equivalents for Financial Services totaled $2,018 million, down $461 million over December 31, 2013. Changes in cash for Financial Services were attributable to:

■	Operating activities, which generated $329 million in cash, mainly deriving from income-related cash inflows.

■

Investing activities (including changes in financial receivables from/debt payable to Industrial Activities), which absorbed $1,260 million in cash, with a $1,004 million increase in the loan portfolio.

■	Financing activities, which generated a total of $595 million in cash, mainly from proceeds from a new bond issuance ($500 million).

Capital Resources

Funding Policy

The funding requirements and liquidity of CNH Industrial’s companies are managed on a standard and centralized basis. This centralized system is aimed at optimizing the efficiency, effectiveness and security of CNH Industrial’s management of capital resources.

In the major jurisdictions where CNH Industrial operates, its subsidiaries participate in a Group-wide cash management system. In these jurisdictions, the cash balances of all CNH Industrial’s companies are aggregated at the end of each business day to central pooling accounts. The centralized treasury management offers professional financial and systems expertise in managing these accounts, as well as providing related services and consulting to CNH Industrial’s business segments.

In the continuing environment of uncertainty in the financial markets, CNH Industrial’s policy is to keep a high degree of flexibility with its funding and investment options in order to maintain its desired level of liquidity. In managing its liquidity requirements, CNH Industrial is pursuing a financing strategy that includes open access to a variety of financing sources, including capital markets, bank credit lines and ABS transactions.

A summary of CNH Industrial’s strategy is set forth below:

■

To fund Industrial Activities’ short-term financing requirements and to ensure near-term liquidity, Industrial Activities will continue to sell certain of its receivables to Financial Services and rely on internal cash flows including managing working capital. CNH Industrial will also supplement its short-term financing by drawing on existing or new credit lines with banks.

■

To the extent funding needs of Industrial Activities are determined to be of a longer-term nature, CNH Industrial may access public medium-term debt markets as well as private investors and banks, as appropriate, to refinance borrowings and replenish its liquidity.

■

Financial Services’ funding strategy is to maintain a sufficient level of liquidity and flexible access to a wide variety of financial instruments. CNH Industrial expects securitizations, intersegment borrowings and sale of receivables (factoring) to continue to represent a substantial portion of its capital structure. However, CNH Industrial will continue to diversify its funding sources and expand its investor base within Financial Services to create a stand-alone funding profile and support the target of investment grade credit ratings. CNH Industrial will continue to look at the public ABS market as an important source of funding in North America and Australia. In addition to its current funding and liquidity sources, which include a combination of term receivables, securitizations, committed asset-backed facilities and unsecured and secured borrowings, CNH Industrial expects changes to its funding profile as costs and terms of accessing the unsecured term market

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are favorable. In addition to offering unsecured notes and accessing unsecured committed bank facilities, Financial Services will continue to evaluate financing alternatives to further diversify its funding base. CNH Industrial will tailor its offerings to improve investor interest in the Group’s securities while optimizing economic factors and reducing execution risks.

On a global level, CNH Industrial will continue to evaluate alternatives to ensure that Financial Services has access to capital on favorable terms to support its business, including agreements with global or regional partners, new funding arrangements or a combination of the foregoing.

CNH Industrial’s access to external sources of financing, as well as the cost of financing, is dependent on various factors, including its credit ratings. Currently, CNH Industrial is rated below investment grade, with long-term corporate credit ratings of “BB+” (with a stable outlook) and a short-term rating of “B” from S&P, and a “Ba1” corporate family rating with a stable outlook from Moody’s. A credit rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating. A deterioration in CNH Industrial’s ratings could impair its ability to obtain debt financing and would increase the cost of such financing. Ratings are influenced by a number of factors, including, among others: financial leverage on an absolute basis or relative to peers, the composition of the balance sheet and/or capital structure, material changes in earnings trends and volatility, ability to dividend monies from subsidiaries and CNH Industrial’s competitive position. Material deterioration in any one, or a combination, of these factors could result in a downgrade of CNH Industrial’s ratings, thus increasing the cost, and limiting the availability, of financing.

Consolidated Debt

At December 31, 2014, CNH Industrial’s debt was $29,701 million ($29,946 million at the end of 2013) of which $13,587 million ($14,727 million at December 31, 2013) related to asset-backed financing operations. Remaining debt of $16,114 million at December 31, 2014 ($15,219 million at the end of 2013) included bonds of $9,519 million ($7,329 million at the end of 2013), bank loans of $5,547 million ($7,101 million at the end of 2013) and other indebtedness of $1,048 million ($789 million at the end of 2013).

At December 31, 2014, the principal amount of bonds outstanding amounted to $9,339 million, net of hedge accounting effect and amortized cost valuation of $180 million. For information on the terms and conditions of the bonds, including applicable financial covenants, see Note 27 to the CNH Industrial Consolidated Financial Statements.

CNH Industrial has a Global Medium Term Note Program (GMTN), which was established in February 2011 and has a total authorized amount of €10 billion, equivalent to $12 billion, allowing for the placement of debt securities with institutional investors. At December 31, 2014, €3,900 million ($4,735 million) was outstanding under the program, all such debt having been issued by CNH Industrial Finance Europe S.A. and guaranteed by CNH Industrial N.V.

On November 21, 2014, CNH Industrial refinanced the €2 billion ($2.4 billion) three-year, multi-currency revolving credit facility due in February 2016 with a €1.75 billion ($2.1 billion) five-year multi-currency revolving credit facility. The facility, expires in November 2019 and includes typical provisions for contracts of this type and size such as:

■

financial covenants (Net debt/EBITDA and EBITDA/Net interest ratios relating to Industrial Activities) and other customary covenants (including a negative pledge, pari passu and restrictions on the incurrence of indebtedness by certain subsidiaries);

■

customary events of default (some of which are subject to minimum thresholds and customary mitigants), including cross-default provisions, failure to pay amounts due or to comply with certain provisions under the loan agreement and the occurrence of certain bankruptcy-related events; and

■	mandatory prepayment obligations upon a change in control of CNH Industrial or the borrowers.

The failure to comply with the above provisions, in certain cases if not suitably remedied, can lead to the requirement to make early repayment of the outstanding loans.

CNH Industrial N.V. has guaranteed any borrowings under the revolving credit facility with cross-guarantees from each of the Borrowers (i.e., CNH Industrial Finance S.p.A., CNH Industrial Finance Europe S.A., CNH Industrial Finance North America Inc.).

For more information on CNH Industrial’s outstanding indebtedness, see Note 27 to the CNH Industrial Consolidated Financial Statements.

During 2014, CNH Industrial Capital LLC (formerly known as CNH Capital LLC, a Financial Services subsidiary in NAFTA) continued to diversify its funding sources and issued debt securities in the amount of $500 million, at an annual fixed rate of 3.375%, due in 2019. In 2013, CNH Industrial Capital LLC entered into two issuances of debt securities, for an aggregate amount of $1.1 billion. The first issue of debt securities was in the amount of $600 million, at an annual fixed rate of 3.625% due 2018; the second issue of debt securities was in the amount of $500 million, at

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an annual fixed rate of 3.25% due in 2017.

CNH Industrial also sells certain of its finance, trade and tax receivables to third parties in order to improve liquidity, to take advantage of market opportunities and, in certain circumstances, to reduce credit and concentration risk in accordance with its risk management objectives.

The sale of financial receivables is executed primarily through securitization transactions and involves mainly accounts receivable from final (retail) customers and from the network of dealers to Financial Services.

At December 31, 2014, CNH Industrial’s current receivables included receivables sold and financed through both securitization and factoring transactions of $15,301 million ($15,916 million at December 31, 2013), which do not meet IAS 39 derecognition requirements and therefore must be recorded on CNH Industrial’s statement of financial position. These receivables are recognized as such in CNH Industrial’s financial statements even though they have been legally sold; a corresponding financial liability is recorded in the consolidated statement of financial position as debt in Asset-backed financing, as described above (see Note 19 to the CNH Industrial Consolidated Financial Statements).

At December 31, 2014, the Group had discounted receivables without recourse having due dates after December 31, 2014 (and meeting IAS 39 requirements for derecognition) amounting to $654 million ($1,091 million at December 31, 2013, with due dates after that date), which refer to trade receivables and other receivables for $585 million ($1,043 million at December 31, 2013) and receivables from financing activities for $69 million ($48 million at December 31, 2013).

Future Liquidity

CNH Industrial has adopted formal policies and decision-making processes aimed at optimizing its overall financial situation and the allocation of financial funds, cash management processes and financial risk management. CNH Industrial’s liquidity needs could increase in the event of an extended economic slowdown or recession that would reduce its cash flow from operations and impair the ability of its dealers and retail customers to meet their payment obligations. Any reduction of CNH Industrial’s credit ratings would increase its cost of funding and potentially limit its access to the capital markets and other sources of financing.

CNH Industrial believes that funds available under its current liquidity facilities, those realized under existing and planned asset-backed securitization programs and issuances of debt securities and those expected from ordinary course refinancing of existing credit facilities, together with cash provided by operating activities, will allow CNH Industrial to satisfy its debt service requirements for the coming year. At December 31, 2014 CNH Industrial had available committed lines of credit expiring after twelve months of $2.7 billion.

CNH Industrial’s securitized debt is repaid with the cash generated by the underlying amortizing receivables. Accordingly, additional liquidity is not normally necessary for the repayment of such debt. CNH Industrial has traditionally relied upon the term ABS market and committed asset-backed facilities as a primary source of funding and liquidity.

If CNH Industrial were unable to obtain ABS funding at competitive rates, its ability to conduct financing business would be limited.

Off-Balance Sheet Arrangements

CNH Industrial uses certain off-balance sheet arrangements with unconsolidated third parties in the ordinary course of business, including financial guarantees. CNH Industrial’s arrangements are described in more detail below. For additional information, see Note 30 to the CNH Industrial Consolidated Financial Statements.

Financial Guarantees

CNH Industrial’s financial guarantees require it to make contingent payments upon the occurrence of certain events or changes in an underlying instrument that is related to an asset, a liability or the equity of the party in the interest of which the guarantee was issued. These guarantees include arrangements that are in some cases direct obligations, giving the guaranteed party a direct claim against CNH Industrial, or in other cases indirect obligations, under which CNH Industrial has agreed to provide the funds necessary for the party in the interest of which the guarantee was issued to satisfy an obligation.

At December 31, 2014, CNH Industrial had granted guarantees on the debt or commitments of third parties or unconsolidated subsidiaries, joint ventures and associated entities totaling $383 million ($513 million at December 31, 2013). These guarantees mainly consist of obligations of certain CNH Industrial’s companies undertaken in the interest of certain dealers in relation to bank financings, as well as performance guarantees in the interest of a joint venture of Commercial Vehicles.

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Contractual obligations

The following table sets forth CNH Industrial’s contractual obligations and commercial commitments with definitive payment terms that will require significant cash outlays in the future, as of December 31, 2014:

	At December 31, 2014					At December 31, 2013

($ million)	within one year	between one and three years	between three and five years	beyond five years	Total	within one year	between one and three years	between three and five years	beyond five years	Total

Long-term debt obligations (*):

Bonds	2,112	2,788	3,769	850	9,519	148	2,886	4,295	-	7,329

Borrowings from banks	1,218	1,885	1,237	163	4,503	837	3,660	716	240	5,453

Asset-backed financing	6,173	5,526	1,824	64	13,587	7,534	5,151	1,888	154	14,727

Other debt	322	199	142	52	715	(11)	343	110	48	490

Total Long-term debt obligations	9,825	10,398	6,972	1,129	28,324	8,508	12,040	7,009	442	27,999

Capital (Finance) lease obligations	7	13	14	30	64	8	15	12	39	74

Operating lease obligations	72	95	51	35	253	65	88	54	48	255

Purchase obligations	1,080	572	146	20	1,818	1,038	525	134	30	1,727

Uncertain tax positions (1)	18	-	138	-	156	15	-	237	-	252

Total Contractual obligations	11,002	11,078	7,321	1,214	30,615	9,634	12,668	7,446	559	30,307

(*)

Amounts presented exclude the related interest expense that will be paid when due. The table above does not include short term debt obligations; furthermore, it does not include obligations for pension plans, health care plans, other post-employment benefits and other employee benefits. CNH Industrial’s best estimate of expected contributions in 2015 to pension plans and healthcare plans is $28 million and zero, respectively. Potential outflows in the years after 2015 are subject to a number of uncertainties, including future asset performance and changes in assumptions, and therefore CNH Industrial is unable to make sufficiently reliable estimates of future contributions beyond that period.

(1)

The total amount of CNH Industrial’s tax contingencies was $156 million at December 31, 2014. Payment of these liabilities would result from settlements with tax authorities. CNH Industrial estimates that settlements with tax authorities may result in payment of $18 million of these liabilities in 2015 and a final refund of $20 million from Canada related to the 2013 transfer pricing settlement reached with the U.S. and Canada competent authorities. Because of the high degree of uncertainty relating to the timing of future cash outflows associated with these liabilities, CNH Industrial is unable to reasonably estimate the timing of any settlement with tax authorities after 2015.

Long-Term Debt Obligations

For information on CNH Industrial’s long-term debt obligations, see “Capital Resources” above and Note 27 to the CNH Industrial Consolidated Financial Statements.

The Long-term debt obligations reflected in the table above can be reconciled to the amount in the December 31, 2014 statement of financial position as follows:

($ million)	Note	At December 31, 2014	At December 31, 2013

Debt reflected in the statement of financial position	27	29,701	29,946

Less: Capital (Finance) lease obligations	27	(64)	(74)

Total debt obligations		29,637	29,872

Less: Short-term debt obligations		(1.313)	(1,873)

Long-term debt obligations as reported		28,324	27,999

The amount reported as Long-term debt obligations in the table above is that of CNH Industrial’s bonds, borrowings from banks, asset-backed financing and other debt (excluding finance lease obligations, which are reported in a separate line item in the table above), that at inception had a contractual maturity greater than one year.

Capital (Finance) Lease Obligations

CNH Industrial’s capital leases consist mainly of industrial buildings and plant, machinery and equipment used in CNH Industrial’s businesses. The amounts reported above include the minimum future lease payments and payment commitments due under such leases. For information on CNH Industrial’s capital leases, see Note 27 to the CNH Industrial Consolidated Financial Statements.

Operating Lease Obligations

CNH Industrial’s operating leases consist mainly of leases for commercial and industrial properties used in carrying out CNH Industrial’s businesses. The amounts reported above under “Operating lease obligations” include the minimal

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rental and payment commitments due under such leases.

Purchase Obligations

CNH Industrial’s purchase obligations at December 31, 2014, included the following:

■

the repurchase price guaranteed to certain customers on sales with a buy-back commitment which is included in the line item Other current receivables in CNH Industrial’s consolidated statement of financial position in an aggregate amount of $1,421 million; and

■	commitments to purchase tangible fixed assets, largely in connection with planned capital expenditures of various Group companies, in an aggregate amount of approximately $397 million.

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CORPORATE GOVERNANCE

INTRODUCTION

CNH Industrial is a company, organized under the laws of The Netherlands, resulting from a business combination with Fiat Industrial S.p.A. (“Fiat Industrial”) and CNH Global N.V. (“CNH Global”) consummated on September 29, 2013 (the “Merger”). CNH Industrial qualifies as a foreign private issuer under the New York Stock Exchange (“NYSE”) listing standards and its common shares are listed on the NYSE and on the Mercato Telematico Azionario managed by Borsa Italiana S.p.A. (“MTA”).

CNH Industrial has adopted, except as discussed below, the best practice provisions of the Dutch corporate governance code issued by the Dutch Corporate Governance Code Committee, which entered into force on January 1, 2009 (the “Dutch Corporate Governance Code”) and contains principles and best practice provisions that regulate relations between the board of directors of a Dutch company and its shareholders. In accordance with the NYSE Listed Company Manual, CNH Industrial is permitted to follow home country practice with regard to certain corporate governance standards, whereas with respect to other corporate governance standards it is bound to comply with certain other provisions of the NYSE Listed Company Manual.

In this report CNH Industrial addresses its overall corporate governance structure. The Company discloses, and intends to disclose any material departure from the best practice provisions of the Dutch Corporate Governance Code in its future annual reports.

BOARD OF DIRECTORS

Pursuant to CNH Industrial’s Articles of Association, the Board of Directors may have three or more members. At the general meeting of the shareholders held on September 9, 2013, the number of the members of the Board of Directors was set at eleven. The current slate of Directors was appointed by the Company’s shareholders at the annual general meeting of shareholders (“AGM”) on April 16, 2014. The term of office of the current Board of Directors will expire on April 15, 2015, the date of the Company’s next AGM at which shareholders will appoint the Company’s Directors for a term of approximately one-year (i.e. the date of the AGM in 2016). Each Director may be re-appointed at any subsequent general meeting of shareholders.

The Board as a whole has collective responsibility for the strategy of the Company. The Board of Directors is composed of two executive Directors (i.e., the Chairman of the Company and the Chief Executive Officer), having responsibility for the day-to-day management of the Company, and nine non-executive Directors, who have responsibility with respect to the Board’s oversight function. Under Article 16 of CNH Industrial’s Articles of Association, the general authority to represent CNH Industrial shall be vested in the Board of Directors, as well as in each of the executive Directors to whom the title Chairman of the Company or Chief Executive Officer has been granted.

The Board of Directors has also appointed Mr. John Elkann Senior Non-Executive Director for the purpose of Section III.8.1 of the Code.

On September 9, 2013 the Board of Directors of the Company appointed the following internal committees: (i) an Audit Committee, (ii) a Governance and Sustainability Committee, and (iii) a Compensation Committee.

On certain key industrial matters the Board of Directors is advised by the Group Executive Council (“GEC”). The GEC is an operational decision-making body of CNH Industrial, which is responsible for reviewing the operating performance of the businesses, and making decisions on certain operational matters.

Seven directors qualified as independent (representing the majority of the directors) for purposes of the Dutch Corporate Governance Code and NYSE rules, Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Board of Directors has also appointed certain officers of the Company, including the Chief Financial Officer, the Chief Human Resources Officer, the Chief Purchasing Officer, the Corporate Controller and Chief Accounting Officer, the Treasurer, the Secretary of the Board, the Chief Quality Officer, and the Chief Manufacturing Officer.

During 2014, there were five meetings of the Board of Directors. Attendance at the Board meetings was 100%.

The current composition of the Board of Directors is the following:

■	Sergio Marchionne, Chairman (Executive-Director)

Sergio Marchionne is Chairman of CNH Industrial N.V. He was Chairman of Fiat Industrial S.p.A. and CNH Global N.V. until the merger of these companies into CNH Industrial. He also serves as CEO of Fiat Chrysler Automobiles N.V., Chairman and CEO of FCA US LLC and Chairman of Ferrari S.p.A.

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He holds a Bachelor of Arts with a major in Philosophy from the University of Toronto and a Bachelor of Laws from Osgoode Hall Law School at York University in Toronto, as well as a Master of Business Administration and a Bachelor of Commerce from the University of Windsor (Canada). Mr. Marchionne is a barrister, solicitor and chartered accountant. He began his professional career in Canada. From 1983 to 1985, he worked for Deloitte & Touche. From 1985 to 1988, at the Lawson Mardon Group of Toronto. From 1989 to 1990, he served as Executive Vice President of Glenex Industries. From 1990 to 1992, he was Chief Financial Officer (CFO) at Acklands Ltd. From 1992 to 1994, also in Toronto, he held the position of Vice President of Legal and Corporate Development and CFO of the Lawson Mardon Group. From 1994 to 2000, he covered various positions of increasing responsibility at Algroup, headquartered in Zurich (Switzerland), until becoming its CEO. He then went on to head the Lonza Group Ltd first as CEO (2000-2001) and then as Chairman (2002). In February 2002, he became CEO of the SGS Group of Geneva. In March 2006, he was appointed Chairman of the company, a position which he continues to hold. He was non-executive Vice Chairman and Senior Independent Director of UBS from 2008 until April 2010. Mr. Marchionne became a member of the Fiat S.p.A. Board of Directors in May 2003, and Chief Executive Officer on June 1, 2004. In addition, in June 2009, he was appointed CEO of Chrysler Group LLC (renamed FCA US LLC in December 2014) and, in September 2011, also assumed the role of Chairman. On October 13, 2014, he became CEO of Fiat Chrysler Automobiles N.V. and Chairman of Ferrari S.p.A. In May 2010, he joined the Board of Directors of EXOR S.p.A. He is a member of the Board of Philip Morris International Inc. and of the Board of the Peterson Institute for International Economics as well as Chairman of the Council for the United States and Italy.

Born in 1952, Canadian and Italian citizenship.

■

Richard J. Tobin, Chief Executive Officer (Executive-Director) of CNH Industrial N.V., Brand President, Case Construction Equipment and New Holland Construction Equipment, President, Construction Equipment Products Segment.

Mr. Tobin is Chief Executive Officer (Executive-Director), Brand President Case Construction Equipment and New Holland Construction Equipment and President, Construction Equipment Products Segment. Prior to the integration of Fiat Industrial S.p.A. and CNH Global N.V. into CNH Industrial, Mr. Tobin was Group Chief Operating Officer of Fiat Industrial S.p.A. and President and Chief Executive Officer of CNH, a role he assumed in January 2012 after two years as Chief Financial Officer (CFO) for CNH. Mr. Tobin carries forth extensive experience in international finance and management that he acquired through regional and global leadership positions of growing responsibility and scope. He began his career with GTE Corporation in Stamford, Connecticut (U.S.), as Vice President of International Marketing. In 1995, he joined Alusuisse-Lonza SA in Zurich, Switzerland, as General Manager and Vice President, where he remained until 2001, the year when he joined Alcan Aluminum of Montreal, Canada, with a general management role. In 2002, Mr. Tobin joined SGS Group of Geneva, Switzerland, where he became the Chief Operating Officer for North America. In 2004, he became SGS Group’s Chief Finance Officer & Head of Information Technology, a position he retained for six years before finally joining CNH in March 2010. Mr. Tobin holds Bachelor of Arts and Master of Business Administration degrees from Norwich University and Drexel University, respectively. He currently sits on the U.S. Chamber of Commerce Board of Directors and is a member of the Business Roundtable.

Born in 1963, American citizenship.

■	Jacqueline A. Tammenoms Bakker Director (Non-Executive Director - independent), Member of the Governance and Sustainability Committee

Jacqueline A. Tammenoms Bakker was a Director of Fiat Industrial S.p.A. from April 5, 2012 until the merger of the company into CNH Industrial.

Jacqueline A. Tammenoms Bakker studied at Oxford University (BA) and the Johns Hopkins School for Advanced International Studies in Washington D.C. (MA). She joined Shell International in 1977 holding a number of positions in The Netherlands, the U.K. and Turkey. In 1989 she joined McKinsey where she worked as a consultant in the U.K. and The Netherlands until 1995 when she was appointed Vice-President Food Europe at Quest International (Unilever) in The Netherlands. In 1999 she moved to the public sector in The Netherlands, firstly as Director of GigaPort (a public-private initiative to roll out broadband networks), and then as Director-General of Freight Transport (2001-2004) and Director-General of Civil Aviation and Freight Transport (2004-2007) at the Dutch Ministry of Transport. In 2006 she was awarded the Légion d’Honneur for her contribution to cooperation between The Netherlands and France, and in 2006/2007 she chaired the High Level Group on the regulatory framework for civil aviation reporting to the EU Commissioner for Transport. Since 2008 Ms. Tammenoms Bakker has been an independent Board member and is currently also a Board member of TomTom (NL). She is Chairman of the Van Leer Group Foundation (NL) and Vice-Chair of the advisory board of the Rotterdam School of Management. Previously she was a Board member of Vivendi (FR) (2010-2014) and Tesco PLC (UK) (2009-2015).

Born in 1953, Dutch citizenship.

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■	John Elkann, Director (Senior Non-Executive Director), Chairman of the Governance and Sustainability Committee, Chairman of the Compensation Committee

John Elkann was a Director of Fiat Industrial S.p.A. from incorporation of the company until its merger into CNH Industrial. Mr. Elkann holds a degree in Engineering from Politecnico, the Engineering University of Turin (Italy). Mr. Elkann is Chairman of Fiat Chrysler Automobiles N.V., Chairman and Chief Executive Officer of EXOR S.p.A. and Chairman of Giovanni Agnelli e C. Sapaz. In addition, he serves as Chairman of Cushman & Wakefield and Italiana Editrice and is also on the boards of The Economist Group, News Corporation and Banca Leonardo. While at university, he gained work experience at various Fiat Group companies in the UK and Poland (manufacturing), as well as France (sales and marketing). He started his professional career in 2001 at General Electric as a member of the Corporate Audit Staff, with assignments in Asia, the USA and Europe. Mr. Elkann is member of the IAC of Brookings Institution and of MoMA. He also serves as Vice Chairman of the Italian Aspen Institute and the Giovanni Agnelli Foundation.

Born in 1976, Italian citizenship.

■	Mina Gerowin, Director (Non-Executive Director), Member of the Governance and Sustainability Committee

Ms. Gerowin has an A.B. from Smith College in Political Economy, a J.D. from the University of Virginia School of Law and an M.B.A. from Harvard Business School where she was a Baker Scholar. She practiced law in Switzerland and New York then worked as Investment Banker in International Mergers and Acquisitions at Lazard Frères in New York and Paris. Ms. Gerowin formed her own consulting and investing company, completing five LBO transactions and participated in their direction as an officer and director. After their sale she consulted internationally. Ms. Gerowin was a Managing Director and partner of Paulson Europe LLP in London working on event, credit, distressed, recovery and merger arbitrage. She joined Paulson & Co. in 2004, helping establish the hedge fund’s Event fund. Mina Gerowin is a Director of EXOR S.p.A., Lafarge S.A. and a member of the Global Advisory Committee of Samsung Asset Management.

Born in 1951, American citizenship.

■	Maria Patrizia Grieco, Director (Non-Executive Director - independent), Member of the Compensation Committee

Maria Patrizia Grieco was a Director of Fiat Industrial S.p.A. from April 5, 2012 until the merger of the company into CNH Industrial.

Ms. Grieco holds a degree in Law from Milan State University. She began her career in 1977 in the Legal & General Affairs division of Italtel, becoming head of the division in 1994. In 1999 she was appointed as Italtel’s Chief Operating Officer to reorganize and reposition the company, of which she became CEO in 2002. From September 2003 to January 2006, she was CEO of Siemens Informatica, the Siemens Business Services parent company in Italy. She became member of the Executive Council of Siemens Business Services at worldwide level. From February 2006 to September 2008 she was a Partner of Value Partners and CEO of the Value Team Group – now NTT Data - which provides IT consultancy and services in Italy and abroad through approximately 2,700 professionals. From November 2008 to March 2013 she was CEO of Olivetti. She was also Chairman of Olivetti from June 2011 to June 2014. In May 2014 she was appointed Chairman of Enel S.p.A. She is on the Boards of Anima Holding S.p.A. She has been appointed in November 2014 to the Board of Bocconi Universitiy. She serves as a Director of Save the Children and on the Advisory Board of British Telecom Italy.

Born in 1952, Italian citizenship.

■	Léo W. Houle, Director (Non-Executive Director - independent), Member of the Compensation Committee

Mr. Houle was a Director of CNH Global N.V. from April 7, 2006 until the merger of the company into CNH Industrial. On September 6, 2011, Mr. Houle was appointed to the Board of Directors of Chrysler Group LLC now known as FCA US LLC. .

Mr. Houle was Chief Talent Officer of BCE Inc. and Bell Canada, Canada’s largest communications company, from June 2001 until his retirement in July 2008. Prior to joining BCE and Bell Canada, Mr. Houle was Senior Vice-President, Corporate Human Resources of Algroup Ltd., a Swiss-based diversified industrial company. From 1966 to 1987, Mr. Houle held various managerial positions with the Bank of Montreal, the last of which was Senior Manager, Human Resources Administration Centers. In 1987, Mr. Houle joined the Lawson Mardon Group Limited and served as Group Vice-President, Human Resources until 1994 when Algroup Ltd. acquired Lawson Mardon Group at which time he was appointed Head of Human Resources for the packaging division of Algroup and in 1997 Head of Corporate Human Resources of Algroup, Ltd. Mr. Houle completed his studies at the College Saint Jean in Edmonton, attended the Executive Development Program in Human Resources at the University of Western Ontario in 1987 and holds the designation of Certified Human Resources Professional (CHRP) from the Province of Ontario.

Born 1947, Canadian citizenship.

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■	Peter Kalantzis, Director (Non-Executive Director - independent), Member of the Audit Committee, Member of the Compensation Committee

Mr. Kalantzis was a Director of CNH Global N.V. from April 7, 2006 until the merger of the company into CNH Industrial.

Mr. Kalantzis has been a non-executive member of various boards of directors since 2001. Prior to 2000, he was responsible for Alusuisse-Lonza Group’s corporate development and actively involved in the de-merger and stock market launch of Lonza, as well as the merger process of Alusuisse and Alcan. Mr. Kalantzis served as head of the Chemicals Division of Alusuisse-Lonza Group from 1991 until 1996. In 1991 Mr. Kalantzis was appointed Executive Vice-President and member of the Executive Committee of the Alusuisse-Lonza Group. Between 1971 and 1990 he held a variety of positions at Lonza Ltd. in Basel. Mr. Kalantzis is Chairman of the Board of Clair Ltd., Cham (Switzerland); Chairman of Von Roll Holding Ltd., Breitenbach (Switzerland); Chairman of Lamda Development Ltd., Athens (Greece); Chairman of Elpe-Thraki S.A., Athens (Greece) and Chairman of Degussa Sonne/Mond Goldhandel AG, Cham (Switzerland). He is a member of the Board of Movenpick-Holding Ltd., Baar (Switzerland); of Paneuropean Oil and Industrial Holdings, Luxembourg; of Consolidated Lamda Holdings (Luxembourg); of SGS Ltd., Geneva (Switzerland); and of Hardstone Services SA, Geneva (Switzerland). From 1993 until 2002, he served on the Board of the Swiss Chemical and Pharmaceutical Association as Vice-President and in 2001-2002 as President. Mr. Kalantzis holds a Ph.D. in Economics and Political Sciences from the University of Basel and engaged in research as a member of the Institute for Applied Economics Research at the University of Basel between 1969 and 1971.

Born in 1945, Swiss and Greek citizenship.

■	John Lanaway, Director (Non-Executive Director - independent), Member of the Audit Committee

Mr. Lanaway was elected a director of CNH Industrial N.V. in September 2013. Mr. Lanaway previously served as a director of CNH Global N.V. from 2006 to 2013. On September 6, 2011, Mr. Lanaway was appointed to the Board of Directors of Chrysler Group LLC now known as FCA US LLC.

His work and academic background includes: 2011–Present, independent consultant; 2007-2011, Executive Vice President and Chief Financial Officer, North America at McCann Erickson; 2001-2007, various positions of increasing responsibility at Ogilvy North America, finally as Senior Vice President and Chief Financial Officer; 1999-2001, Chief Financial Officer and Senior Vice President at Geac Computer Corporation Limited; 1997-1999, Chief Financial Officer for Algorithmics Incorporated; 1995-1997, Senior Vice President and Chief Financial Officer at Spar Aerospace; 1993-1994, Sector Vice President, Labels North America with Lawson Mardon Group Limited; 1989-1993, Group Vice President and Chief Financial Officer for Lawson Mardon Group Limited; 1988-1989, General Manager at Lawson Mardon Graphics; 1985-1988, Vice President, Financial Reporting and Control at Lawson Mardon Group Limited; 1980-1985, Client Service Partner at Deloitte; and 1971-1980 Student-Staff Accountant-Supervisor-Manager with Deloitte. Mr. Lanaway graduated from the Institute of Chartered Accountants of Ontario, C.A. and has a Bachelor of Arts degree from the University of Toronto.

Born in 1950, American, Canadian and British citizenship.

■	Guido Tabellini Director (Non-Executive Director - independent)

Guido Tabellini was a Director of Fiat Industrial S.p.A. from March 10, 2011 until the merger of the company into CNH Industrial.

Guido Tabellini is a professor at Università Bocconi, where he also served as Rector from November 2008 to October 2012. Also at Bocconi, he served as Director and then President of the Innocenzo Gasparini Institute for Economic Research (IGIER). Prior to that, Mr. Tabellini taught at Stanford University, UCLA, Università di Cagliari and Università di Brescia. He has been a research fellow and advisor for numerous international organizations and research institutes and was a member of the Council of Economic Advisors to the Italian Prime Minister, of the Privatization Committee and of the Advisory Panel on Public Expenditures to the Italian Ministry of the Economy. Mr. Tabellini received a Ph.D. in Economics from UCLA in 1984. He is a Fellow of the Econometric Society and a Foreign Honorary Member of the American Academy of Arts and Sciences. He has won the Y. Jahnsson Award from the European Economic Association and is also a former President of the European Economic Association. Mr. Tabellini has published numerous articles and books on macro-economics and political, international and public economics. He is also columnist for Il Sole 24 Ore. Board memberships at other listed companies: CIR.

Born in 1956, Italian citizenship.

■	Jacques Theurillat Director (Non-Executive Director - independent), Chairman of the Audit Committee

Mr. Theurillat was a Director of CNH Global N.V. from April 7, 2006 until the merger of the company into CNH Industrial.

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Since May, 2008, Mr. Theurillat has served as Partner of Ares Life Sciences, a private equity fund whose objective is to build a portfolio in life sciences. Mr. Theurillat served as the Serono SA Deputy CEO until December 2006. In addition to his role as Deputy CEO, he was appointed Senior Executive Vice President, Strategic Corporate Development in May 2006 and was responsible for developing the company’s global strategy and pursuing Serono’s acquisition and in-licensing initiatives. From 2002 to 2006, Mr. Theurillat served as Serono’s President of European and International Sales & Marketing. In this position he was responsible for Serono’s commercial operations in Europe, IBO, Asia-Pacific, Oceania/Japan, Latin America and Canada. He became a Board member in May 2000. From 1996 to 2002, he was Chief Financial Officer. He previously served as Managing Director of the Istituto Farmacologico Serono in Rome, where he started in 1994. In 1993, he was appointed Vice President Taxes and Financial Planning for Serono. In 1990-1993, Mr. Theurillat worked outside Serono, running his own law and tax firm. Before that, he was Serono’s Corporate Tax Director, a post to which he was appointed in 1988. He first joined Serono in 1987 as a Corporate Lawyer working on projects such as the company’s initial public offering. Mr. Theurillat is a Swiss barrister and holds Bachelor of Law degrees from both Madrid University and Geneva University. He also holds a Swiss Federal Diploma (Tax Expert) and has a Master’s degree in Finance.

Born in 1959, Swiss citizenship.

BOARD REGULATIONS

On September 9, 2013 the Board of Directors adopted regulations governing the operations of the Board of Directors and its Committees.

The regulations contain provisions concerning the manner in which meetings of the Board of Directors are called and held, including the decision-making process. The regulations provide that meetings may be held by telephone conference or video-conference, provided that all participating Directors can follow the proceedings and participate in real-time discussion of the items on the agenda.

The Board of Directors can only adopt valid resolutions when a majority of the Directors in office shall be present at the Board meeting or be represented at such meeting.

A member of the Board of Directors may only be represented by a co-member of the Board of Directors authorized in writing.

The expression in writing shall include any message transmitted by current means of communication.

A member of the Board of Directors may not act as proxy for more than one co-member.

All resolutions shall be adopted by the favorable vote of the majority of the Directors present or represented at the meeting, provided that the regulations may contain specific provisions in this respect. Each Director shall have one vote.

The Board of Directors shall be authorized to adopt resolutions without convening a meeting if all Directors shall have expressed their opinions in writing, unless one or more Directors shall object to a resolution being adopted in this way.

The regulations are available on the Group’s website, www.cnhindustrial.com.

THE AUDIT COMMITTEE

The Audit Committee is responsible for assisting the Board of Directors’ oversight of: (i) the integrity of the Company’s financial statements, (ii) the Company’s policy on tax planning, (iii) the Company’s financing, (iv) the Company’s applications of information and communication technology, (v) the systems of internal controls that management and the Board of Directors have established, (vi) the Company’s compliance with legal and regulatory requirements, (vii) the Company’s compliance with recommendations and observations of internal and external auditors, (viii) the Company’s policies and procedures for addressing certain actual or perceived conflicts of interest, (ix) the independent auditors’ qualifications, independence, remuneration and any non-audit services for the Company, (x) the performance of the Company’s internal audit function and of the independent auditors, (xi) risk management guidelines and policies, and (xii) the implementation and effectiveness of the Company’s ethics and compliance program.

The Audit Committee currently consists of Messrs. Theurillat (Chairman), Kalantzis and Lanaway. The Audit Committee is elected by the Board of Directors and is comprised of at least three members who may be appointed for terms of up to two years, each of whom must be a Non-executive Director. Audit Committee members are also required (i) not to have any material relationship with the Company or to serve as auditors or accountants for the Company, (ii) to be “independent”, for purposes of NYSE rules, Rule 10A-3 of the Exchange Act and the Dutch Corporate Governance Code, and (iii) to be “financially literate” and have “accounting or selected financial management expertise” (as determined by the Board of Directors). At least one member of the Audit Committee shall be a “financial expert” as defined in the Sarbanes-Oxley Act and the rules of the SEC and best practice provision III.5.7 of the Dutch Corporate

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Governance Code. No Audit Committee member may serve on more than four audit committees for other public companies, absent a waiver from the Board of Directors, which must be disclosed in the annual report on Form 20-F. Unless decided otherwise by the Audit Committee, the Company’s independent auditors as well as the Chief Financial Officer attend its meetings.

During 2014 the Audit Committee met ten times and attendance of Directors at those meetings was 99.9%.

THE COMPENSATION COMMITTEE

The Compensation Committee is responsible for, among other things, assisting the Board of Directors in: (i) determining executive compensation consistent with the Company’s remuneration policy, (ii) reviewing and recommending for approval the compensation of executive Directors, (iii) administering equity incentive plans and deferred compensation benefit plans, and (iv) discussing with management the Company’s policies and practices related to compensation and issuing recommendations thereon.

The Compensation Committee currently consists of Mr. Elkann (Chairman), Ms. Grieco and Messrs. Houle and Kalantzis. The Compensation Committee is elected by the Board of Directors and is comprised of at least three directors. No more than one member may be non-independent under the Dutch Corporate Governance Code. The members of the Compensation Committee are appointed for terms of up to two years. Unless decided otherwise by the Compensation Committee, the Chief Human Resources Officer for the Company attends its meetings.

During 2014 the Compensation Committee met three times and attendance of Directors at those meetings was 100%.

THE GOVERNANCE AND SUSTAINABILITY COMMITTEE

The Governance and Sustainability Committee is responsible for, among other things, assisting the Board of Directors with: (i) the identification of the criteria, professional and personal qualifications for candidates to serve as Directors of the Company, (ii) periodic assessment of the size and composition of the Board of Directors, (iii) periodic assessment of the functioning of individual Board members and reporting on this to the Board of Directors, (iv) proposals for appointment of executive and non-executive Directors, (v) supervision of the selection criteria and appointment procedure for senior management, (vi) monitoring and evaluating reports on the Group’s sustainable development policies and practices, management standards, strategy, performance and governance globally, and (vii) reviewing, assessing and making recommendations as to strategic guidelines for sustainability-related issues, and reviewing the Company’s annual Sustainability Report.

The Governance and Sustainability Committee currently consists of Mr. Elkann (Chairman), Ms. Tammenoms Bakker and Ms. Gerowin. The Governance and Sustainability Committee is elected by the Board of Directors and is comprised of at least three Directors. No more than two members may be non-independent, and none of the members may be executive Directors. The members of the Governance and Sustainability Committee are appointed for terms of up to two years.

In addition, as described above, the charters of the Audit Committee, Compensation Committee and Governance and Sustainability Committee set forth independence requirements for their members for purposes of the Dutch Corporate Governance Code. Audit Committee members are also required to qualify as independent for purposes of NYSE rules and Rule 10A-3 of the Exchange Act.

During 2014 the Governance and Sustainability Committee met one time and attendance of Directors at that meeting was 100%.

AMOUNT AND COMPOSITION OF THE REMUNERATION OF THE BOARD OF DIRECTORS

Details of the remuneration of the Board of Directors and its Committees are set forth under the Section Remuneration of Directors.

INDEMNIFICATION OF MEMBERS OF THE BOARD OF DIRECTORS

The Company has committed to indemnify any and all of its Directors, officers, former Directors, former officers and any person who may have served at its request as a Director or officer of another company in which it owns shares or of which it is a creditor, against any and all expenses actually and necessarily incurred by any of them in connection with the defense of any action, suit or proceeding in which they, or any of them, are made parties, or a party, by reason of being or having been Director or officer of the Company, or of such other company, except in relation to matters as to which any such person shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty. Such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled otherwise.

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CONFLICT OF INTEREST

A member of the Board of Directors shall not participate in discussions and decision making with respect to a matter in relation to which he or she has a direct or indirect personal interest that is in conflict with the interests of the Company and the business associated with the Company (“Conflict of Interest”).

In addition, the Board of Directors as a whole may, on an ad hoc basis, resolve that there is such a strong appearance of a Conflict of Interest of an individual member of the Board of Directors in relation to a specific matter, that it is deemed in the best interest of a proper decision making process that such individual member of the Board of Directors be excused from participation in the decision making process with respect to such matter even though such member of the Board of Directors may not have an actual Conflict of Interest.

At least annually, each Director shall assess in good faith whether (i) he or she is independent under (A) best practice provision III.2.2. of the Dutch Corporate Governance Code, (B) the requirements of Rule 10A-3 under the Exchange Act, and (C) Section 303A of the NYSE Listed Company Manual; and (ii) he or she would have a Conflict of Interest in connection with any transactions between the Company and a significant shareholder or related party of the Company, including affiliates of a significant shareholder (such conflict, a “Related-Party Conflict”), it being understood that currently EXOR S.p.A. would be considered a significant shareholder.

The Directors shall inform the Board through the Chairman or the Secretary of the Board as to all material information regarding any circumstances or relationships that may impact their characterization as “independent,” or impact the assessment of their interests, including by responding promptly to the annual director and officer questionnaires circulated by or on behalf of the Chairman that are designed to elicit relevant information regarding business and other relationships.

Based on each Director’s assessment described above, the Board shall make a determination at least annually regarding such Director’s independence and such Director’s Related-Party Conflict. These annual determinations shall be conclusive absent a change in circumstances from those disclosed to the Board that necessitates a change in such determination.

LOYALTY VOTING STRUCTURE

In connection with the Merger, CNH Industrial implemented a loyalty voting structure, pursuant to which the former shareholders of each of Fiat Industrial and CNH Global were able to elect to receive one CNH Industrial special voting share with a nominal value of €0.01 per share for each CNH Industrial common share they were entitled to receive in the Merger, provided that they fulfilled the requirements described in the terms and conditions of the special voting shares. Such shareholders had their CNH Industrial common shares registered in a separate register (the “Loyalty Register”) of CNH Industrial’s share register. Following this registration, a corresponding number of special voting shares were allocated to such shareholders, and the additional voting rights could be exercised at the first CNH Industrial shareholders’ meeting which followed the registration. By signing an election form, whose execution was necessary to elect to receive special voting shares, shareholders also agreed to be bound by the terms and conditions thereof, including the transfer restrictions described below. The terms and conditions applicable to special voting shares are available on the Company’s website (www.cnhindustrial.com).

Following the completion of the Merger, CNH Industrial shareholders may at any time elect to participate in the loyalty voting structure by requesting that CNH Industrial registers all or some of their CNH Industrial common shares in the Loyalty Register. If these CNH Industrial common shares have been registered in the Loyalty Register (and thus blocked from trading in the regular trading system) for an uninterrupted period of three years in the name of the same shareholder, such shares become eligible to receive special voting shares (the “Qualifying Common Shares”) and the relevant shareholder will be entitled to receive one special voting share for each such Qualifying Common Share. If at any time such CNH Industrial common shares are de-registered from the Loyalty Register for whatever reason, the relevant shareholder shall lose his/her/its entitlement to hold a corresponding number of special voting shares.

A holder of Qualifying Common Shares may at any time request the de-registration of some or all such shares from the Loyalty Register, which will allow such shareholder to freely trade its CNH Industrial common shares. From the moment of such request, the holder of Qualifying Common Shares shall be considered to have waived his/her/its rights to cast any votes associated with such Qualifying Common Shares. Upon the de-registration from the Loyalty Register, the relevant shares will therefore cease to be Qualifying Common Shares. Any de-registration request would automatically trigger a mandatory transfer requirement pursuant to which the special voting shares will be acquired by CNH Industrial for no consideration (om niet) in accordance with the terms and conditions of the special voting shares.

CNH Industrial’s common shares are freely transferable. However, any transfer or disposal of CNH Industrial’s common shares with which special voting shares are associated would trigger the de-registration of such common shares from the Loyalty Register and the transfer of all relevant special voting shares to CNH Industrial. Special voting shares are not admitted to listing and are transferable only in very limited circumstances. In particular, no shareholder shall, directly or indirectly: (a) sell, dispose of or transfer any special voting share or otherwise grant any right or interest therein; or (b) create or permit to exist any pledge, lien, fixed or floating charge or other encumbrance over any

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special voting share or any interest in any special voting share.

The purpose of the loyalty voting structure is to grant long-term CNH Industrial shareholders an extra voting right by means of granting a special voting share (shareholders holding special voting shares are entitled to exercise one vote for each special voting share held and one vote for each CNH Industrial common share held), without entitling such shareholders to any economic rights, other than those pertaining to the CNH Industrial common shares. However, under Dutch law, the special voting shares cannot be excluded from economic entitlements. As a result, in accordance with CNH Industrial’s Articles of Association, holders of special voting shares are entitled to a minimum dividend, which is allocated to a separate special dividend reserve (the “Special Dividend Reserve”). The distribution of dividends from the Special Dividend Reserve can only be approved by the general meeting of the holders of special voting shares upon proposal of the Board of Directors of CNH Industrial. The power to vote upon the distribution from the Special Dividend Reserve is the only power that is granted to that meeting, which can only be convened by the Board of Directors as it deems necessary. The special voting shares do not have any other economic entitlement.

Section 10 of the special voting shares terms and conditions includes liquidated damages provisions intended to discourage any attempt by holders of special voting shares to violate the terms thereof. These liquidated damages provisions may be enforced by CNH Industrial by means of a legal action brought by the Company in the courts of The Netherlands. In particular, a violation of the provisions of the above-mentioned terms and condition concerning the transfer of special voting shares may lead to the imposition of liquidated damages.

Pursuant to Section 12 of the special voting shares terms and conditions, any amendment to the terms and conditions (other than merely technical, non-material amendments) may only be made with the approval of the general meeting of shareholders of CNH Industrial.

A shareholder must promptly notify CNH Industrial upon the occurrence of a change of control, which is defined in Article 4(1)(n) of the Articles of Association as including any direct or indirect transfer, carried out through one or a series of related transactions, by a CNH Industrial shareholder that is not an individual (natuurlijk persoon) of (i) the ownership or control of 50% or more of the voting rights of such Shareholder, (ii) the de facto ability to direct the casting of 50% or more of the votes which may be expressed at the general meetings of such Shareholder, or (iii) the ability to appoint or remove half or more of the Directors, executive Directors or Board members or executive officers of such shareholder or to direct the casting of 50% or more of the voting rights at meetings of the Board, governing body or executive committee of such shareholder. In accordance with Article 4(1)(n) of the Articles of Association, no change of control shall be deemed to have occurred if (i) the transfer of ownership and/or control is the result of the succession or the liquidation of assets between spouses or the inheritance, inter vivos donation or other transfer to a spouse or a relative up to and including the fourth degree or (ii) the fair market value of the Qualifying Common Shares held by the relevant CNH Industrial’s shareholder represents less than 20% of the total assets of the Transferred Group at the time of the transfer and the Qualifying Common Shares, in the sole judgment of CNH Industrial, are not otherwise material to the Transferred Group or the change of control transaction. Article 4(1)(n) of the Articles of Association defines “Transferred Group” as comprising the relevant shareholder together with its affiliates, if any, over which control was transferred as part of the same change of control transaction, as such term in defined in Article 4(1)(n) of CNH Industrial’s Articles of Association. A change of control will trigger the de-registration of the relevant Qualifying Common Shares from the Loyalty Register and the suspension of the special voting rights attached to the Qualifying Common Shares.

If the Company were to be dissolved and liquidated, after all the debts of the Company have been paid, any remaining balances would be distributed in the following order of priority: (i) first, to satisfy the aggregate balance of share premium reserves and other reserves to the holders of CNH Industrial common shares in proportion to the number of common shares held by each of them; (ii) second, an amount equal to the aggregate amount of the nominal value of the CNH Industrial common shares to the holders thereof in proportion to the number of common shares held by each of them; (iii) third, an amount equal to the aggregate amount of the Special Dividend Reserve to the holders of special voting shares in proportion to the number of special voting shares held by each of them; and (iv) fourth, the aggregate amount of the nominal value of the special voting shares to the holders thereof in proportion to the number of special voting shares held by each of them. No liquidation payments will be made on shares that the Company holds in treasury.

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GENERAL MEETING OF SHAREHOLDERS

At least one general meeting of Company shareholders shall be held every year, which meeting shall be held within six months after the close of the prior financial year.

Furthermore, general meetings of shareholders shall be held in the situations referred to in Article 2:108a of the Dutch Civil Code and as often as the Board of Directors, the Chairman, the Senior Non-Executive Director or the Chief Executive Officer deems it necessary to hold them, without prejudice to what has been provided in the next paragraph hereof.

Shareholders solely or jointly representing at least ten percent (10%) of the Company’s issued share capital may request the Board of Directors, in writing, to call a general meeting of shareholders, stating the matters to be dealt with.

If the Board of Directors fails to call a meeting, then such shareholders may, on their application, be authorized by the interim provisions judge of the court (voorzieningenrechter van de rechtbank) to convene a general meeting of the Company’s shareholders. The interim provisions judge (voorzieningenrechter van de rechtbank) shall reject the application if he/she is not satisfied that the applicants have previously requested the Board of Directors in writing, stating the exact subjects to be discussed, to convene a general meeting of shareholders.

General meetings of shareholders shall be held in Amsterdam or Haarlemmermeer (Schiphol Airport), and shall be called by the Board of Directors, the Chairman, the Senior Non-Executive Director or the Chief Executive Officer, in such manner as is required to comply with the law and the applicable stock exchange regulations, not later than on the forty-second day prior to the meeting.

All convocations of meetings of shareholders and all announcements, notifications and communications to Company shareholders shall be made by means of an announcement on the Company’s corporate website and such announcement shall remain accessible until the relevant general meeting of shareholders. Any communication to be addressed to the general meeting of shareholders by virtue of law or the Company’s Articles of Association, may be either included in the notice (referred to in the preceding sentence) or, to the extent provided for in such notice, on the Company’s corporate website and/or in a document made available for inspection at the office of the Company and such other place(s) as the Board of Directors shall determine.

Convocations of meetings of shareholders may be sent to shareholders through the use of an electronic means of communication to the address provided by such shareholders to the Company for this purpose.

The notice shall state the place, date and hour of the meeting and the agenda of the meeting as well as the other information required by law.

An item proposed in writing by such number of shareholders who, by law, are entitled to make such proposal, shall be included in the notice or shall be announced in a manner similar to the announcement of the notice, provided that the Company has received the relevant shareholder’s request, including the reasons for putting the relevant item on the agenda, no later than the sixtieth day before the day of the meeting.

The agenda of the annual general meeting shall contain, inter alia, the following items:

a)	adoption of the Company’s annual accounts

b)	granting of discharge to the members of the Board of Directors in respect of the performance of their duties in the relevant financial year;

c)	the policy of the Company on additions to reserves and on dividends, if any;

d)	if applicable, the proposal to pay a dividend;

e)	if applicable, discussion of any substantial change in the corporate governance structure of the Company; and

f)	any matters decided upon by the person(s) convening the meeting and any matters placed on the agenda with due observance of applicable Dutch laws.

The Board of Directors shall provide the general meeting of shareholders with all requested information, unless this would be contrary to an overriding interest of the Company. If the Board of Directors invokes an overriding interest, it must provide shareholders with details of the overriding interest.

When convening a general meeting of shareholders, the Board of Directors shall determine that, for the purpose of Article 18 and Article 19 of the Company’s Articles of Association, persons with the right to vote or attend meetings shall be considered those persons who have these rights at the twenty-eighth day prior to the day of the meeting (the “Record Date”) and are registered as such in a register to be designated by the Board of Directors for such purpose, irrespective whether they will have these rights at the date of the meeting. In addition to the Record Date, the notice of the meeting shall further state the manner in which Company shareholders and other parties with meeting rights may have themselves registered and the manner in which those rights can be exercised.

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The general meeting of shareholders shall be presided over by the Senior Non-Executive Director or, in his absence, by the person chosen by the Board of Directors to act as chairperson for such meeting.

One of the persons present designated for that purpose by the chairperson of the meeting shall act as secretary and take minutes of the business transacted. The minutes shall be confirmed by the chairperson of the meeting and the secretary and signed by them in witness thereof.

The minutes of the general meeting of shareholders shall be made available, on request, to the shareholders no later than three months after the end of the meeting, after which the shareholders shall have the opportunity to react to the minutes in the following three months. The minutes shall then be adopted in the manner as described in the preceding paragraph.

If an official notarial record is made of the business transacted at the shareholders’ meeting then minutes need not be drawn up and it shall suffice that the official notarial record be signed by the notary. Each Director shall at all times have power to give instructions for having an official notarial record made at the Company’s expense.

As a prerequisite to attending the meeting and, to the extent applicable, exercising voting rights, shareholders entitled to attend the meeting shall be obliged to inform the Board of Directors in writing within the time frame mentioned in the convening notice. At the latest this notice must be received by the Board of Directors on the day specified in the convening notice.

Shareholders and those permitted by law to attend the shareholders’ meeting may cause themselves to be represented at any meeting by a proxy duly authorized in writing, provided they shall notify the Company in writing of their wish to be represented at such time and place as shall be stated in the notice of the meeting. For the avoidance of doubt, such attorney is also authorized in writing if the proxy is documented electronically. The Board of Directors may determine further rules concerning the deposit of the powers of attorney and any such additional rules shall be mentioned in the notice of the meeting.

The Company is exempt from the proxy rules under the U.S. Securities Exchange Act of 1934, as amended.

The chairperson of the meeting shall decide on the admittance to the meeting of persons other than those who are entitled to attend.

For each general meeting of shareholders, the Board of Directors may decide that shareholders shall be entitled to attend, address and exercise voting rights at such meeting through the use of electronic means of communication, provided that shareholders who participate in the meeting are capable of being identified through the electronic means of communication and have direct cognizance of the discussions at the meeting and the exercising of voting rights (if applicable). The Board of Directors may set requirements for the use of electronic means of communication and state these in the convening notice. Furthermore, the Board of Directors may for each meeting of shareholders decide that votes cast by the use of electronic means of communication prior to the meeting and received by the Board of Directors shall be considered to be votes cast at the meeting. Such votes may not be cast prior to the Record Date. Whether the provision of the foregoing sentence applies and the procedure for exercising the rights referred to in that sentence shall be stated in the notice.

Prior to being allowed admittance to a meeting, a shareholder or its attorney shall sign an attendance list, stating his/her/its name and, to the extent applicable, the number of votes to which he/she/it is entitled. Each shareholder attending a meeting by the use of electronic means of communication and identified in accordance with the above shall be registered on the attendance list by the Board of Directors. In the event that it concerns an attorney of a shareholder, the name(s) of the person(s) on whose behalf the attorney is acting, shall also be stated. The chairperson of the meeting may decide that the attendance list must also be signed by other persons present at the meeting.

The chairperson of the meeting may determine the time for which shareholders and others who are permitted to attend the general meeting of shareholders may speak if he/she considers this desirable with a view to the orderly conduct of the meeting.

Every share (whether common or special voting) shall confer the right to cast one vote.

Shares in respect of which the law determines that no votes may be cast shall be disregarded for the purposes of determining the proportion of shareholders voting, present or represented or the proportion of the share capital provided or represented.

All resolutions shall be passed with an absolute majority of the votes validly cast unless otherwise specified.

Blank votes shall not be counted as votes cast.

All votes shall be cast in writing or electronically. The chairperson of the meeting may, however, determine that voting by raising hands or in another manner shall be permitted.

Voting by acclamation shall be permitted if none of the shareholders present objects.

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No voting rights shall be exercised in the general meeting of shareholders for shares owned by the Company or by a subsidiary of the Company. Usufructuaries of shares owned by the Company and its subsidiaries shall however not be excluded from exercising their voting rights, if the usufruct was created before the shares were owned by the Company or a subsidiary.

Without prejudice to the other provisions of the Company’s Articles of Association, the Company shall determine for each resolution passed:

a.	the number of shares on which valid votes have been cast;

b.	the percentage that the number of shares as referred to under a. represents in the issued share capital;

c.	the aggregate number of votes validly cast; and

d.	the aggregate number of votes cast in favor of and against a resolution, as well as the number of abstentions.

ISSUANCE OF SHARES

The general meeting of shareholders or alternatively the Board of Directors, if it has been designated to do so by the general meeting of shareholders, shall have authority to resolve on any issuance of shares. The general meeting of shareholders shall, for as long as any such designation of the Board of Directors for this purpose is in force, no longer have authority to decide on the issuance of shares.

The general meeting of shareholders or the Board of Directors if so designated as provided in Article 5, paragraph 1 of the Articles of Association, shall decide on the price and the further terms and conditions of issuance, with due observance of what has been provided in relation thereto in the law and in the Articles of Association.

If the Board of Directors is designated to have authority to decide on the issuance of shares, such designation shall specify the class of shares and the maximum number of shares that can be issued under such designation. When making such designation the duration thereof, which shall not be for more than five years, shall be resolved upon at the same time. The designation may be extended from time to time for periods not exceeding five years. The designation may not be withdrawn unless otherwise provided in the resolution in which the designation is made.

Payment for shares shall be made in cash unless another form of consideration has been agreed. Payment in a currency other than euro may only be made with the consent of the Company.

For a period of five years from September 28, 2013 the Board of Directors has been irrevocably authorized by the shareholders to issue special voting shares up to the maximum aggregate amount of special voting shares as provided for in the Company’s authorized share capital as set forth in Article 3, paragraph 1 of the Company’s Articles of Association.

For a period of five years from September 29, 2013 the Board of Directors has been authorized by the shareholders to execute any issuance of common shares of the Company, which authorization is limited to the issuance of up to a maximum of 15% of the total number of common shares issued in the capital of the Company following the CNH Global N.V. merger effective date plus not more than an additional 15% of the issued share capital of the Company as per the same date in relation to mergers or acquisitions. Furthermore and without application of the 15% limitation, the Board of Directors shall be authorized to issue common shares and grant rights to subscribe for common shares in the capital of the Company pursuant to the equity incentive plans sponsored by the predecessors CNH Global and Fiat Industrial (together with certain amendments due to their mutual alignment) and any future approved equity incentive or compensation plans.

On April 16, 2014 the shareholders at the AGM approved a resolution whereby for a period of eighteen (18) months from April 16, 2014 the Board of Directors has been authorized to acquire common shares in its own capital. The maximum number of common shares the Company may purchase shall not exceed, and the delegation to the Board is therefore limited to, a maximum of up to 10% of the issued commons shares on April 16, 2014. The delegation of authority binds the Board to purchase the Company’s common shares at a price not exceeding 10% of the market price of such common shares on the NYSE and/or the MTA: the market price being the average of the highest price on each of five (5) days of trading prior to the date of acquisition, as shown in the official price list of the applicable stock exchange. Such authorization does not constitute a commitment of the Company to actually purchase the Company’s common shares. At the AGM convened on April 15, 2015 the Board will present the proposal of replacement of the existing delegation to the Board of the authority to purchase common shares for eighteen (18) months from April 15, 2015. The other terms and conditions of such authorization will be the same of the authorization granted in 2014.

The Board of Directors of the Company has been also designated as the authorized body to limit or exclude the rights of pre-emption of shareholders in connection with the proposed authority of the Board to issue common shares and grant rights to subscribe for common shares as referred to above.

In the event of an issuance of common shares, every holder of common shares shall have a right of pre-emption with regard to the shares to be issued of that class in proportion to the aggregate amount of his shares of that class;

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provided, however, that no such right of pre-emption shall exist in respect of shares to be issued to Directors or employees of the Company or of a group company pursuant to any option plan of the Company.

A shareholder shall have no right of pre-emption for shares that are issued against a non-cash contribution.

In the event of an issuance of Special Voting Shares to Qualifying Shareholders, shareholders shall not have any right of pre-emption.

The general meeting of shareholders or the Board of Directors, as the case may be, shall decide when passing the resolution to issue shares in which manner and, subject to paragraph 3 of Article 6 of the Articles of Association, within what period the right of pre-emption may be exercised.

CORPORATE OFFICES

The Company is incorporated under the laws of The Netherlands. It has its corporate seat in Amsterdam and the place of effective management of the Company is in the United Kingdom.

The business address of the Board of Directors and the senior managers is c/o CNH Industrial N.V., Cranes Farm Road, Basildon, Essex, SS143AD, United Kingdom.

The Company is registered at the Commercial Register kept at the Chamber of Commerce in Amsterdam under file number 56532474 and at the Companies House in the United Kingdom under file number FC031116 BR016181.

INTERNAL CONTROL SYSTEM

The Group has in place an internal control system (the “System”), based on the model provided by the COSO Report (Committee of Sponsoring Organizations of the Treadway Commission Report – Enterprise Risk Management model) and the principles of the Dutch Corporate Governance Code, which consists of a set of policies, procedures and organizational structures aimed at identifying, measuring, managing and monitoring the principal risks to which CNH Industrial is exposed. The System is integrated within the organizational and corporate governance framework adopted by CNH Industrial and contributes to the protection of corporate assets, as well as to ensuring the efficiency and effectiveness of business processes, reliability of financial information and compliance with laws, regulations, the Articles of Association and internal procedures.

The System, which has been developed on the basis of international best practices, consists of the following three levels of control:

■	Level 1: operating areas, which identify and assess risk and establish specific actions for management of such risk;

■	Level 2: central functions responsible for risk control, which define methodologies and instruments for managing risk and monitoring such risk;

■	Level 3: internal audit, which conducts independent evaluations of the System in its entirety.

Principal Characteristics of the Internal Control System and Internal Control over Financial Reporting

CNH Industrial has in place a system of risk management and internal control over financial reporting based on the model provided in the COSO Report, according to which the internal control system is defined as a set of rules, procedures and tools designed to provide reasonable assurance of the achievement of corporate objectives. In relation to the financial reporting process, reliability, accuracy, completeness and timeliness of the information contribute to the achievement of such corporate objectives. Risk management is an integral part of the internal control system. A periodic evaluation of the system of internal control over financial reporting is designed to ensure the overall effectiveness of the components of the COSO Framework (control environment, risk assessment, control activities, information and communication, and monitoring) in achieving those objectives.

CNH Industrial – which is listed on the NYSE and, consequently, will be subject to Section 404 of the United States Sarbanes-Oxley Act starting from 2014 – has a system of administrative and accounting procedures in place that seeks to ensure a highly reliable system of internal control over financial reporting.

The approach adopted by CNH Industrial for the evaluation, monitoring and continuous updating of the system of internal control over financial reporting, is based on a ‘top-down, risk-based’ process consistent with the COSO Framework. This enables focus on areas of higher risk and/or materiality, where there is risk of significant errors, including those attributable to fraud, in the elements of the financial statements and related documents. The key components of the process are:

■	identification and evaluation of the source and probability of significant errors in elements of financial reporting;

■	assessment of the adequacy of key controls in enabling ex-ante or ex-post identification of potential misstatements in elements of financial reporting; and

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■	verification of the operating effectiveness of controls based on the assessment of the risk of misstatement in financial reporting, with testing focused on areas of higher risk.

Identification and evaluation of the risk of misstatements which could have material effects on financial reporting is carried out through a risk assessment process that uses a top-down approach to identify the organizational entities, processes and the related accounts, in addition to specific activities, which could potentially generate significant errors. Under the methodology adopted by CNH Industrial, risks and related controls are associated with the accounting and business processes upon which accounting information is based.

Significant risks identified through the assessment process require definition and evaluation of key controls that address those risks, thereby mitigating the possibility that financial reporting will contain any material misstatements.

In accordance with international best practices, the CNH Industrial Group has two principal types of control in place:

■	controls that operate at Group or subsidiary level, such as the delegation of authorities and responsibilities, separation of duties, and assignment of access rights for IT systems; and

■

controls that operate at process level, such as authorizations, reconciliations, verification of consistencies, etc. This category includes controls for operating processes, controls for closing processes and cross-sector controls carried out by service providers that are part of Fiat Chrysler Automobiles N.V. These controls can be preventive (i.e., designed to prevent errors or fraud that could result in misstatements in financial reporting) or detective (i.e., designed to reveal errors or fraud that have already occurred). They may also be defined as manual or automatic, such as application-based controls relating to the technical characteristics and configuration of IT systems supporting business activities.

An assessment of the design and operating effectiveness of key controls is carried out through tests performed by dedicated departments at subsidiary level and by the internal audit function, using sampling techniques based on international best practices. The internal audit function also conducts a qualitative review of the tests performed by subsidiary companies.

The assessment of the controls may require the definition of compensating controls and plans for remediation and improvement. The results of monitoring are subject to periodic review by the manager responsible for preparation of CNH Industrial’s financial reporting and communicated to senior management and to the Audit Committee (which in turn reports to the Board of Directors).

CODE OF CONDUCT

On July 31, 2014, the Board of Directors adopted a new code of conduct (the “Code of Conduct”), which forms an integral part of the internal control system and sets out the principles of business ethics to which CNH Industrial adheres and which Directors, employees, consultants and business “partners” are required to observe. In particular, the Code of Conduct includes specific guidelines on issues relating to the environment, health and safety, business ethics and anti-corruption, suppliers, management of human resources and the respect of human rights.

The CNH Industrial Group uses its best endeavors to ensure that suppliers, consultants and any third party with whom the CNH Industrial Group has a business relationship be informed of the adoption of the principles set forth in the Code of Conduct.

The Code of Conduct is available on the Corporate Governance section of the Group’s website, www.cnhindustrial.com.

The Board of Directors has established a procedure to ensure that the Company’s employees and third parties have the possibility to report alleged irregularities of a general, operational and financial nature with the Company. The Company’s compliance helpline is managed by an independent third party. Reports may be submitted through a dedicated web portal (www.cnhindustrialcompliancehelpline.com), by phone (to a call center managed by a third party), or to a Company representative. Where legally permissible, reports may be submitted on an anonymous basis. In addition, where legally required, the nature of the reports may be limited to certain subject matters. The Company investigates reports submitted and, in appropriate cases, implements corrective actions.

INSIDER TRADING POLICY

On September 9, 2013, the Board of Directors adopted an insider trading policy setting forth guidelines and recommendations to all Directors, officers and employees of the CNH Industrial Group with respect to transactions in CNH Industrial’s securities. This policy, which also applies to immediate family members and members of the households of persons covered by the policy, is designed to prevent insider trading or allegations of insider trading, and to protect CNH Industrial’s reputation for integrity and ethical conduct.

The Insider Trading Policy is available on the Corporate Governance section of the Group’s website, www.cnhindustrial.com.

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SUSTAINABILITY PRACTICES

CNH Industrial is committed to operating in an environmentally and socially-responsible manner.

As discussed above, the Governance and Sustainability Committee was assigned responsibility for strategic oversight of sustainability-related issues and reviews the Company’s annual Sustainability Report. The GEC defines the strategic approach, evaluates the congruity of the Sustainability Plan with business objectives and is regularly updated on the Group’s sustainability performance.

The Sustainability Unit, which is part of the Group’s Finance organization, has operational responsibility for promoting a culture of sustainability throughout the Group. The Sustainability Unit facilitates the process of continuous improvement, and contributes to managing risks and strengthening the relationship with and perceptions of stakeholders, in addition to managing sustainability reporting and communications.

The Group’s Code of Conduct is supplemented by additional corporate policies and guidelines aimed at ensuring the Group’s activities are conducted in a consistent and responsible manner.

The Group also produces a Sustainability Plan, which reports on the progress of existing projects and new targets to drive continuous improvement in the Group’s sustainability performance. It is updated annually to report the status of existing projects and establish new targets to ensure continuous improvement to support long-term growth. The Sustainability Plan is incorporated in the Sustainability Report, which is prepared on a voluntary basis applying the Global Reporting Initiative’s G4 guidelines (GRI – G4). See also previous section on “Our Commitment to Sustainable Development”

COMPLIANCE WITH DUTCH CORPORATE GOVERNANCE CODE

While CNH Industrial endorses the principles and best practice provisions of the Dutch Corporate Governance Code, its current corporate governance structure deviates from the following best practice provisions, only with respect to minor aspects as follow:

■

CNH Industrial deviates from the terms of paragraph III.1.7, which requires that the board will evaluate its own performance and the performance of committees of the board. In 2014 the Company did not conduct such an evaluation but plans to do so in 2015.

■

CNH Industrial deviates from the terms of paragraph III.2.1, which requires that all non-executive members of the Board of Directors, with the exception of not more than one, shall be independent, as two out of nine non-executive members of the Board of Directors do not qualify as non-independent Directors within the meaning of the Dutch Corporate Governance Code.

■

CNH Industrial deviates from the terms of paragraphs III.3.3 and III.6.2, which require that a Board member may not take part in any discussion or decision-making that involves a subject or transaction in relation to which he or she may appear to have a conflict of interest with CNH Industrial, as the definition of conflict of interest set forth in the Board Regulations of CNH Industrial is geared towards an actual conflict of interest, as referred to in the Dutch Civil Code, and does not include the reference to the appearance of a conflict of interest. Nevertheless, the CNH Industrial Board Regulations stipulate that the Board of Directors as a whole may, on an ad hoc basis, resolve that there is such a strong appearance of a conflict of interest of an individual Director in relation to a specific matter, that it is deemed in the best interests of a proper decision making process that such individual Director be recused from participation in the decision making process with respect to such matter even though such Director may not have an actual conflict of interest.

■

CNH Industrial deviates from the terms of paragraph III.5.1, which requires that the terms of reference of the various committees may provide that a maximum of one member of each committee may not be independent, as the terms of reference of the Governance and Sustainability Committee state that a maximum of two members of that committee may not be independent and the composition of the Governance and Sustainability Committee is such that two out of the three members do not qualify as independent.

■

CNH Industrial deviates from the terms of paragraph III.5.11, which requires that the Compensation Committee may not be chaired by a member of the management Board of another listed company. The composition of the Compensation Committee is such that its chairman is also an executive Director of the Board of Directors of other listed companies (although such other listed companies do not operate in the industries in which the Company operates).

Report on Operations  Corporate Governance      88

IN CONTROL STATEMENT

Internal Control System

The Board of Directors is responsible for designing, implementing and maintaining internal controls, including proper accounting records and other management information suitable for running the business.

The principal characteristics of the Internal Control System and Internal Control over Financial Reporting adopted by CNH Industrial are described in the specific paragraph mentioned above.

Based on the assessment performed, the Board of Directors concluded that, as of December 31, 2014, the Group’s and the Company’s Internal Control over Financial Reporting is considered effective.

March 2, 2015

Sergio Marchionne

Chairman

Richard J. Tobin

Chief Executive Officer

Responsibilities in respect of the Annual Report

The Board of Directors is responsible for preparing the Annual Report, inclusive of the Consolidated and Statutory Financial Statements and Report on Operations, in accordance with Dutch law and International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union (IFRS).

In accordance with Section 5:25c, paragraph 2 of the Dutch Financial Supervision Act, the Board of Directors states that, to the best of its knowledge, the Financial Statements prepared in accordance with applicable accounting standards provide a true and fair view of the assets, liabilities, financial position and profit or loss for the year of CNH Industrial N.V. and its subsidiaries and that the Report on Operations provides a true and a fair view of the performance of the business during the financial year and the position at balance sheet date of CNH Industrial N.V. and its subsidiaries, together with a description of the principal risks and uncertainties that CNH Industrial N.V. and the Group face.

March 2, 2015

The Board of Directors

Sergio Marchionne

Richard J. Tobin

Jacqueline A. Tammenoms Bakker

John Elkann

Mina Gerowin

Maria Patrizia Grieco

Léo W. Houle

Peter Kalantzis

John Lanaway

Guido Tabellini

Jacques Theurillat

Report on Operations  Corporate Governance      89

REMUNERATION OF DIRECTORS

INTRODUCTION

This Remuneration Report (the “Report”) describes the Company’s remuneration policy applicable to the Executive Directors (the “Policy”) and the remuneration paid to the members of the Company’s Board of Directors in 2014 (both Executive and Non-Executive Directors).

REMUNERATION POLICY FOR EXECUTIVE DIRECTORS

The Board of Directors determines the compensation for Executive Directors with reference to the Policy (at the recommendation of the Compensation Committee). The Policy has been approved by the Company’s shareholders and it is published on the Group’s website www.cnhindustrial.com as part of the Report.

The objective of the Policy is to provide a compensation structure that allows the Company to attract, develop and retain highly qualified senior executives.

The Policy is based on the remuneration policies adopted in the past by the Company (and its predecessors) as aligned with Dutch law and the Dutch Corporate Governance Code.

Features of the Policy for Executive Directors

CNH Industrial’s compensation philosophy, as set forth in the Policy, aims to provide compensation to its Executive Directors that:

■	attracts, retains and motivates qualified executives;

■	is competitive against the comparable market;

■	reinforces our performance driven culture and meritocracy; and

■	is aligned to shareholders’ interests.

The remuneration structure for Executive Directors provides a fixed component as well as short and long-term variable components. The Company believes that such a remuneration structure promotes the interests of the Company in the short and the long-term and is not intended in any way to encourage Executive Directors to act in their own interests. In determining the level and structure of the compensation of Executive Directors, the Board of Directors will take into account, among other things, the financial and operational results as well as non-financial objectives of the Company.

In general, the fixed remuneration component of Executive Directors adequately compensates individuals for services performed even if the variable components are not received as a result of the performance targets set by the Board of Directors not being met. This is considered fundamental in discouraging behaviour that is aimed solely at achieving short-term results and inconsistent with the target level of risk established by the Group.

Executive Directors are also eligible to receive variable compensation, either immediate or deferred, subject to the achievement of pre-established, challenging economic and financial performance targets.

Report on Operations  Remuneration of Directors      90

REMUNERATION OF EXECUTIVE DIRECTORS

Introduction

The level and structure of the remuneration of the Executive Directors will be determined by the Company’s Board of Directors at the recommendation of the Compensation Committee within the scope of the Policy and taking into account the scenario analyses made and with due regard for the pay differentials within the Group. It will furthermore be based on compensation levels offered in the market in general and for the sector.

The Company periodically benchmarks its executive compensation program and the compensation offered to executive directors against peer companies and monitors compensation levels and trends in the market. The compensation peer group for the Chief Executive Officer (“CEO”) includes a blend of US and non US global industrial companies, including Caterpillar Inc, United Technologies Corp, Johnson Controls, Honeywell International, Deere & Co., Cummins, Paccar, Navistar, AB Volvo, Continental Ag, Magna International, Mitsubishi Heavy Ind., Man Se, Komatsu Ltd, and Scania AB. In addition to these firms, for the Chairman’s benchmark, companies with Executive Chairman roles separate from the CEO role were also reviewed and considered.

Remuneration elements

On such basis, the compensation of Executive Directors consists, inter alia, of the following elements:

Fixed Component

The primary objective of base salary (the fixed part of the annual cash compensation) for Executive Directors is to attract and retain well qualified senior executives.

Variable Components

Executive Directors are also eligible to receive variable compensation subject to the achievement of pre-established, challenging financial and other designated performance objectives.

The variable components of Executive Directors’ remuneration, both the short and the long-term components, are linked to predetermined, assessable and influenceable objectives approved by the Company’s Non-Executive Directors, with more weight on the long-term component.

Annually, scenario analyses are carried out with respect to the possible outcomes of the variable remuneration components and how they may affect the remuneration of the Executive Directors. Such analysis was also carried out for the financial year 2014.

Short-Term Incentives

The primary objective of short-term variable incentives is to focus on the business priorities for the current or next year. Executive Directors’ variable incentive is based on achieving short-term (annual) financial and other designated objectives proposed by the Compensation Committee and approved by the Non-Executive Directors each year.

In regards to the Executive Directors’ annual performance bonus determination, the Compensation Committee and the Non-Executive Directors:

■	approve the Executive Directors’ objectives and maximum allowable bonus,

■	select the choice and weighting of objectives,

■	set the stretch objectives,

■	review any unusual items that occurred in the performance year to determine the appropriate overall measurement of achievement of the objectives, and

■	approve the final bonus determination.

The annual objectives for the Executive Directors are comprised of two equally weighted metrics, Net Income, and Net Industrial Cash Flow. The target achievement for target incentive (which is 100% of base salary for both the CEO and the Chairman) corresponds to the Board approved targets each year and are consistent with the five year business plan and external guidance to investors. The threshold for any incentive earned is 90% of target and maximum pay-out of 2 x base salary is set at achieving 150% of the objectives or greater. Results and achievement are reviewed by the Compensation Committee in the January Board meeting each year.

For the financial year 2014, the threshold results were not met and no bonus was approved for the Executive Directors.

In addition, upon proposal of the Compensation Committee, the Board of Directors retain authority to grant annual bonuses to Executive Directors for specific transactions that are deemed exceptional in terms of strategic importance and effect on the Company’s results. This authority has not been exercised with respect to the Company’s performance in 2014.

Report on Operations  Remuneration of Directors      91

Long-Term Incentives

The primary objective of the long-term variable incentives is to reward and retain qualified Executive Directors over the longer term while aligning their interests with those of shareholders.

In 2014, CNH Industrial introduced a new long term incentive program, covering a five year performance period, from 2014 to 2018, consistent with the Company’s strategic horizon and under which equity awards can be granted to eligible individuals. The CEO was awarded 2,955,000 performance share units under this program, and vesting is conditional on meeting two independent metrics, Net Income and Relative Total Shareholder Return. The awards have three (3) vesting opportunities, one-third after three years’ cumulative results, one-third after four years’ cumulative results and the final third after the full five years’ results. The Net Income target must be achieved in full for 50% of the total award to vest. With respect to the other half of the award, the Relative Shareholder Return metric has a partial vesting if ranked 5th or better among an industry specific peer group of 8 and a maximum pay-out of 150% if ranked 1st among the 8 peers. The peer group includes CNH Industrial, Deere & Co, AGCO Inc., Caterpillar Inc., Cummins Inc., Navistar International Corp., PACCAR Inc. and AB Volvo.

The Chairman was awarded a retention grant of 3,000,000 restricted share units that vest over five years with vesting opportunities at the end of each year. The vesting schedule is 25%, 25%, 20%, 15%, and 15% for the respective years from 2014 to 2018.

As typical with the objective of using equity based awards, these awards help align the Executive Directors’ interests with shareholders’ interests by delivering greater value to Executive Directors as shareholder value increases.

Pension provisions

The CEO participates in the Company sponsored retirement savings programs, available to salaried employees in CNH Industrial America LLC. For the Chairman, CNH Industrial N.V. pays social contribution fees mandatorily due under Swiss law and indemnifies Fiat Chrysler Automobiles N.V. (as the Chairman is the Chief Executive Officer of Fiat Chrysler Automobiles N.V.) for a fully vested Top Hat benefit equivalent to five times the fixed annual compensation at the time of retirement.

Other Benefits

The CEO is entitled to usual and customary fringe benefits such as a company car, medical insurance, accident insurance, and retiree healthcare benefits. A portion of the costs of personal security personnel dedicated to the Chairman are borne by the Company. The Compensation Committee may grant other benefits to the Executive Directors in particular circumstances.

Severance payments

For the CEO, in lieu of severance benefits under the CNH Industrial America LLC Separation Allowance Policy for US salaried employees, an amount is provided equal to 18 months base pay plus an annual bonus at target in the event of a Company initiated termination except in the event of termination for cause.

The severance provision was a competitive offering made at the time of hiring in March 2010 with the Group.

Report on Operations  Remuneration of Directors      92

REMUNERATION FOR NON-EXECUTIVE DIRECTORS

Remuneration of Non-Executive Directors is approved by the Company’s shareholders and periodically reviewed by the Compensation Committee.

The current annual remuneration for the Non-Executive Directors is:

■	US$125,000 annual retainer fee for each Non-Executive Director

■	An additional US$25,000 for each member of the Audit Committee and US$35,000 for the Audit Committee Chairman.

■	An additional US$20,000 for each member of every other Board committee and US$25,000 for the committee chairman.

Non-Executive Directors elect which portion of their annual retainer fee, committee membership and committee chair fee payments will be made in cash, common shares of CNH Industrial, or options to purchase common shares of CNH Industrial. Offering the choice to elect equity in lieu of cash is a preferred Group practice. Remuneration of Non-Executive Directors is fixed and not dependent on CNH Industrial’s financial results. Non-Executive Directors are not eligible for variable compensation and do not participate in any Company incentive plans.

Directors’ Compensation

The following table summarizes remuneration paid or accrued to Directors for the year ended December 31, 2014.

In US$	Office Held	In office from/to	Annual Fee/Salary	Fees paid in equity instruments	Bonus and Other Incentives (non-equity)	Non-Monetary Compensation (Fringe Benefits) (1)	Pension & Similar Benefits	Total Remuneration

MARCHIONNE Sergio	CHAIRMAN	01/01/2014 - 12/31/2014	1,695,587	-	-	-	826,965	2,522,552
TOBIN Richard	CEO	01/01/2014 - 12/31/2014	1,313,343	-	-	15,147	147,885	1,476,375
TAMMENOMS BAKKER Jacqueline	DIRECTOR	01/01/2014 - 12/31/2014	145,000	-	-	-	-	145,000
ELKANN John	DIRECTOR	01/01/2014 - 12/31/2014	175,000	-	-	-	-	175,000
GEROWIN Mina	DIRECTOR	01/01/2014 - 12/31/2014	72,500	85,885	-	-	13,417	171,802
GRIECO Maria Patrizia	DIRECTOR	01/01/2014 - 12/31/2014	145,000	-	-	-	-	145,000
HOULE Léo W.	DIRECTOR	01/01/2014 - 12/31/2014	145,000	-	-	-	-	145,000
KALANTZIS Peter	DIRECTOR	01/01/2014 - 12/31/2014	170,000	-	-	-	-	170,000
LANAWAY John	DIRECTOR	01/01/2014 - 12/31/2014	105,000	45,000	-	-	-	150,000
TABELLINI Guido	DIRECTOR	01/01/2014 - 12/31/2014	145,833	-	-	-	-	145,833
THEURILLAT Jacques	DIRECTOR	01/01/2014 - 12/31/2014	160,000	-	-	-	12,203	172,203

TOTAL			4,272,263	130,885	-	15,147	1,000,470	5,418,765

(1)	It includes the use of company cars.

CNH Industrial N.V. Directors’ Compensation Plan

As mentioned above, remuneration of Non-Executive Directors is approved by the Company’s shareholders and periodically reviewed by the Compensation Committee.

The current remuneration for the Non-Executive Directors is:

■	US$125,000 annual retainer fee for each Non-Executive Director

■	An additional US$25,000 for each member of the Audit Committee and US$35,000 for the Audit Committee Chairman.

■	An additional US$20,000 for each member of every other Board committee and US$25,000 for the committee chairman.

Non-Executive Directors elect which portion of their annual retainer fee, committee membership and committee chair fee payments will be made in cash, common shares of CNH Industrial N.V., or options to purchase common shares. Remuneration of Non-Executive Directors is fixed and not dependent on CNH Industrial financial results. Non-Executive Directors are not eligible for variable compensation and do not participate in any Company incentive plans (collectively, the “Fees”).

Directors eligible to receive compensation under the CNH Industrial Directors’ Compensation Plan do not receive benefits upon termination of their service as directors.

Report on Operations  Remuneration of Directors      93

With effect from September 20, 2013, 200,000 common shares were reserved for issuance under the CNH Industrial Directors’ Compensation Plan, as approved by shareholders.

The tables that follow reflect the stock option and share activity for the year ended December 31, 2014 under the CNH Industrial Directors’ Compensation Plan and the predecessor companies’ plans adopted by CNH Industrial pursuant to the merger agreement terms and condition in September 2013.

Share-Based Compensation

The following table summarizes outstanding stock options held by CNH Industrial Directors as of December 31, 2014 under the CNH Industrial Directors’ Compensation Plan for Non-Executive Directors, the CNH Global Directors’ Compensation Plan (“CNH DCP”) for Non-Executive Directors and the CNH Global Equity Incentive Plan (“CNH EIP”) for Executive Directors. In connection with the Merger, CNH Industrial assumed the sponsorship of the CNH DCP and the CNH EIP on September 29, 2013.

For the Non-Executive Directors, the stock options expire upon the earlier of (i) ten years after the grant date; or (ii) six months after the date an individual ceases to be a director. For further details about outstanding stock options conditions, please refer to Note 24 to the Consolidated Financial Statements and the footnote below.

Report on Operations  Renumeration of Directors      94

	Grant Date	Exercise Price (in $)	Boyanovsky	Gerowin	Hiler	Lipper	Houle	Lanaway	Theurillat	Tobin(1)	Total

Beginning Balance as of 1/1/2014

	05/03/2005	3.72	-	-	9,302	-	-	-	-	-	9,302

	04/07/2006	5.96	-	-	9,302	-	18,604	18,604	-	-	46,510

	10/03/2006	4.80	-	-	-	-	20,835	-	-	-	20,835

	12/29/2006	5.91	-	-	-	-	16,942	-	4,233	-	21,175

	03/30/2007	8.18	-	-	-	-	12,226	-	3,054	-	15,280

	06/30/2007	10.96	-	-	-	-	9,129	-	2,281	-	11,410

	09/28/2007	13.02	-	-	-	6,913	7,682	-	1,917	-	16,512

	12/27/2007	14.28	-	-	-	6,304	7,001	-	-	-	13,305

	03/19/2008	10.77	-	-	-	-	9,286	-	-	-	9,286

	06/17/2008	9.15	-	-	-	-	10,940	-	-	-	10,940

	04/30/2010	6.82	-	-	-	-	-	-	-	234,824	234,824

	04/29/2011	10.15	-	-	-	-	-	-	-	189,183	189,183

	07/02/2012	8.47	5,898	-	-	-	-	-	-	-	5,898

	09/28/2012	8.78	-	-	-	-	-	-	-	483,468	483,468

	10/01/2012	8.45	5,918	-	-	-	-	-	-	-	5,918

	12/28/2013	11.33	-	6,402	-	-	-	-	-	-	6,402

Beginning Total			11,816	6,402	18,604	13,217	112,645	18,604	11,485	907,475	1,100,248

Vested/Not Exercised			11,816	-	18,604	13,217	112,645	18,604	11,485	522,099	714,872

Not Vested			-		-	-	-	-	-	385,376	385,376

Options Granted in 2014

	03/28/2014	11.26	-	6,442	-	-	-	-	-	-	6,442

	06/26/2014	10.25	-	7,073	-	-	-	-	-	-	7,073

	09/24/2014	7.82	-	9,271	-	-	-	-	-	-	9,271

	12/28/2014	8.26	-	8,777	-	-			-	-	8,777

Total Options Granted in 2014			-	31,563	-	-	-	-	-	-	31,563

Options Exercised in 2014	05/03/2005	3.72	-	-	9,302	-	-	-	-	-	9,302

	04/07/2006	5.96	-	-	9,302	-	-	-	-	-	9,302

	07/02/2012	8.47	5,898	-	-	-	-	-	-	-	5,898

	10/01/2012	8.45	5,918	-	-	-	-	-	-	-	5,918

Total Options Exercised in 2014			11,816	-	18,604	-	-	-	-	-	30,420

Options Expired in 2014	09/28/2007	13.02	-	-	-	6,913	-	-	-	-	6,913

	12/27/2007	14.28	-	-	-	6,304	-	-	-	-	6,304

Total Options Expired in 2014			-	-	-	13,217	-	-	-	-	13,217

Ending Balance as of 12/31/2014

	04/07/2006	5.96	-	-	-	-	18,604	18,604	-	-	37,208

	10/03/2006	4.80	-	-	-	-	20,835	-	-	-	20,835

	12/29/2006	5.91	-	-	-	-	16,942	-	4,233	-	21,175

	03/30/2007	8.18	-	-	-	-	12,226	-	3,054	-	15,280

	06/30/2007	10.96	-	-	-	-	9,129	-	2,281	-	11,410

	09/28/2007	13.02	-	-	-	-	7,682	-	1,917	-	9,599

	12/27/2007	14.28	-	-	-	-	7,001	-	-	-	7,001

	03/19/2008	10.77	-	-	-	-	9,286	-	-	-	9,286

	06/17/2008	9.15	-	-	-	-	10,940	-	-	-	10,940

	04/30/2010	6.82	-	-	-	-	-	-	-	234,824	234,824

	04/29/2011	10.15	-	-	-	-	-	-	-	189,183	189,183

	09/28/2012	8.78	-	-	-	-	-	-	-	483,468	483,468

	12/28/2013	11.33	-	6,402	-	-	-	-	-	-	6,402

	03/28/2014	11.26	-	6,442	-	-	-	-	-	-	6,442

	06/26/2014	10.25	-	7,073	-	-	-	-	-	-	7,073

	09/24/2014	7.82	-	9,271	-	-	-	-	-	-	9,271

	12/28/2014	8.26	-	8,777	-	-	-	-	-	-	8,777

Closing Total			-	37,965	-	-	112,645	18,604	11,485	907,475	1,088,174

Vested/Not Exercised			-	37,965	-	-	112,645	18,604	11,485	746,318	927,017

Not Vested			-		-	-	-	-	-	161,157	161,157

1.

Regarding the outstanding options of Richard Tobin, the remaining unvested options completely vested on February 25, 2015. The expiration of his options will be on 2/16/2016, 2/26/2017, and 2/24/2018 for the grants of 4/30/2010, 4/29/2011, and 9/28/2012, respectively.

Report on Operations  Remuneration of Directors      95

The following table summarizes unvested performance share units held by Executive Directors as of December 31, 2014. In connection with the Merger, the performance targets for those performance share units granted prior to the Merger had been deemed to be met and the units vested in February 2015. For further details about outstanding performance share unit conditions, please refer to Note 24 to the Consolidated Financial Statements.

	Grant Date	Vesting Date	Price	Tobin	Marchionne	Total

Beginning Balance as of 1/1/2014
	09/30/2010	02/01/2014, 02/01/2015	$7.47	232,551	-	232,551
	01/01/2012	02/01/2015	$8.09	365,103	-	365,103
	04/05/2012	02/01//2015	€7.795	-	1,000,000	1,000,000

Beginning Total				597,654	1,000,000	1,597,654

Granted in 2014	06/09/2014	02/01/2017, 02/01/2018, 02/01/2019	$9.52	2,955,000	-	2,955,000

Vested in 2014	09/30/2010	02/01/2014	$7.47	116,276	-	116,276

Ending Balance as of 12/31/2014
	09/30/2010	02/01/2015	$7.47	116,275	-	116,275
	01/01/2012	02/01/2015	$8.09	365,103	-	365,103
	04/05/2012	02/01/2015	€7.795	-	1,000,000 (1)	1,000,000
	06/09/2014	02/01/2017, 02/01/2018, 02/01/2019	$9.52	2,955,000	-	2,955,000

Closing Total				3,436,378	1,000,000	4,436,378

1.	These share units vested on February 1, 2015 and were exercised on February 23, 2015.

The following table summarizes outstanding (as of December 31, 2014) restricted share units held by Executive Directors (due to their current or former employment by the Company) with respect to which vesting has not yet occurred. For further details about outstanding restricted share unit condition, please refer to Note 24 to the Consolidated Financial Statements.

	Grant Date	Vesting Date	Price	Tobin	Marchionne	Total

Beginning Balance as of 1/1/2014
	09/30/2011	09/30/2014	$5.73	6,976	-	6,976
	04/05/2012	02/22/2014, 02/22/2015	€7.795	-	733,333	733,333

Beginning Total				6,976	733,333	740,309

Granted in 2014	06/09/2014	12/31/2014, 12/31/2015, 12/31/2016, 12/31/2017, 12/31/2018	$10.41		3,000,000	3,000,000

Vested in 2014
	09/30/2011	09/30/2014	$5.73	6,976	-	6,976
	04/05/2012	02/22/2014	€7.795	-	366,667	366,667
	06/09/2014	12/31/2014	$10.41	-	750,000 (1)	750,000

Total Vested in 2014				6,976	1,116,667	1,123,643

Ending Balance as of 12/31/2014
	04/05/2012	02/22/2015	€7.795	-	366,666 (2)	366,666
	06/09/2014	12/31/2015, 12/31/2016, 12/31/2017, 12/31/2018	$10.41	-	2,250,000	2,250,000

Closing Total				-	2,616,666	2,616,666

1.	These share units vested on December 31, 2014 and were exercised on February 23, 2015.
2.	These share units vested on February 22, 2015 and were exercised on February 23, 2015.

EXECUTIVE OFFICERS’ COMPENSATION

The aggregate amount of compensation paid to or accrued for executive officers that held office during 2014 was approximately $17.5 million, including $7.0 million of pension and similar benefits paid or set aside by us. The aggregate amounts include 17 executives at December 31, 2014. During 2014, organizational changes occurred that were taken into consideration, pro-rata temporis, in the total compensation figures. Variable compensation was paid out following scenario analyses.

Report on Operations  Remuneration of Directors      96

SUBSEQUENT EVENTS AND OUTLOOK

SUBSEQUENT EVENTS

No subsequent events to be reported.

OUTLOOK

In 2015, the Group expects improved profitability in the Commercial Vehicles and Construction Equipment segments, structural cost improvements from the full-year benefit of the Group’s Efficiency Program, and a decline in research and development expense as a result of the completion of the transition to the Euro VI/Tier 4B engine products. These actions are expected to mitigate, but not fully offset, the continuing negative impact of challenging trading conditions in the agricultural row crop sector, as well as the negative translation impact on the Group’s consolidated accounts from the recent significant appreciation of the U.S. dollar.

The Group expects to reduce capital expenditures compared to the prior year, based on the completion of the engine emissions transition and the completion of the new greenfield operations in China during 2014. Net industrial debt is expected to benefit from actions to realign the finished goods inventory to new market demand levels, particularly in the Agricultural Equipment segment.

March 2, 2015

The Board of Directors

Sergio Marchionne

Richard J. Tobin

Jacqueline A. Tammenoms Bakker

John Elkann

Mina Gerowin

Maria Patrizia Grieco

Léo W. Houle

Peter Kalantzis

John Lanaway

Guido Tabellini

Jacques Theurillat

Report on Operations  Subsequent Events and Outlook      97

CNH INDUSTRIAL

CONSOLIDATED

FINANCIAL STATEMENTS

At December 31, 2014

CNH Industrial  Consolidated Financial Statements at December 31, 2014    98

CONSOLIDATED INCOME STATEMENT

($ million)	Note	2014	2013 (*)

Net revenues	(1)	32,957	34,231

Cost of sales	(2)	26,841	27,750

Selling, general and administrative costs	(3)	2,753	2,961

Research and development costs	(4)	878	797

Other income/(expenses)	(5)	(86)	(86)

TRADING PROFIT/(LOSS)		2,399	2,637

Gains/(losses) on the disposal of investments	(6)	-	(25)

Restructuring costs	(7)	192	54

Other unusual income/(expenses)	(8)	(40)	(77)

OPERATING PROFIT/(LOSS)		2,167	2,481

Financial income/(expenses)	(9)	(776)	(615)

Result from investments:	(10)	91	136

Share of the profit/(loss) of investees accounted for using the equity method		90	135

Other income/(expenses) from investments		1	1

PROFIT/(LOSS) BEFORE TAXES		1,482	2,002

Income taxes	(11)	566	784

PROFIT/(LOSS) FROM CONTINUING OPERATIONS		916	1,218

Profit/(loss) from discontinued operations		-	-

PROFIT/(LOSS)		916	1,218

PROFIT/(LOSS) ATTRIBUTABLE TO:

Owners of the parent		917	1,048

Non-controlling interests		(1)	170

(in $)

BASIC EARNINGS/(LOSS) PER COMMON SHARE	(13)	0.68	0.83

DILUTED EARNINGS/(LOSS) PER COMMON SHARE	(13)	0.68	0.83

(*)

Amounts recast in order to reflect the change in presentation currency from euro to U.S. dollar. Reference should be made to the section Significant accounting policies, paragraph Change in presentation currency, for further details.

CNH Industrial  Consolidated Financial Statements at December 31, 2014    99

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

($ million)	Note	2014	2013 (*)

PROFIT/(LOSS) (A)		916	1,218

Other comprehensive income that will not be reclassified subsequently to profit or loss:

Gains/(losses) on the remeasurement of defined benefits plans	(24)	(417)	155

Income tax relating to Other comprehensive income that will not be reclassified subsequently to profit or loss	(24)	102	(88)

Total Other comprehensive income that will not be reclassified subsequently to profit or loss, net of tax (B1)		(315)	67

Other comprehensive income that may be reclassified subsequently to profit or loss:

Gains/(losses) on cash flow hedges	(24)	(215)	144

Gains/(losses) on fair value of available-for-sale financial assets	(24)	-	-

Gains/(losses) on exchange differences on translating foreign operations	(24)	(141)	(520)

Share of other comprehensive income of entities consolidated by using the equity method	(24)	(45)	(23)

Income tax relating to components of Other comprehensive income that may be reclassified subsequently to profit or loss	(24)	63	(42)

Total Other comprehensive income that may be reclassified subsequently to profit or loss, net of tax (B2)		(338)	(441)

TOTAL OTHER COMPREHENSIVE INCOME, NET OF TAX (B) = (B1) + (B2)		(653)	(374)

TOTAL COMPREHENSIVE INCOME (A)+(B)		263	844

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:

Owners of the parent		269	663

Non-controlling interests		(6)	181

(*)

Amounts recast in order to reflect the change in presentation currency from euro to U.S. dollar. Reference should be made to the section Significant accounting policies, paragraph Change in presentation currency, for further details.

CNH Industrial  Consolidated Financial Statements at December 31, 2014    100

CONSOLIDATED STATEMENT OF

FINANCIAL POSITION

($ million)	Note	At December 31, 2014	At December 31, 2013 (*)

ASSETS

Intangible assets	(14)	6,031	6,046

Property, plant and equipment	(15)	6,733	6,967

Investments and other financial assets:	(16)	690	758

Investments accounted for using the equity method		633	674

Other investments and financial assets		57	84

Leased assets	(17)	1,518	1,059

Defined benefit plan assets		20	44

Deferred tax assets	(11)	1,655	1,672

Total Non-current assets		16,647	16,546

Inventories	(18)	7,140	7,536

Trade receivables	(19)	1,054	1,362

Receivables from financing activities	(19)	21,472	21,986

Current tax receivables	(19)	324	348

Other current assets	(19)	1,434	1,900

Current financial assets:		205	261

Current securities	(20)	-	-

Other financial assets	(21)	205	261

Cash and cash equivalents	(22)	6,141	6,489

Total Current assets		37,770	39,882

Assets held for sale	(23)	24	34

TOTAL ASSETS		54,441	56,462

(*)

Amounts recast in order to reflect the change in presentation currency from euro to U.S. dollar. Reference should be made to the section Significant accounting policies, paragraph Change in presentation currency, for further details.

CNH Industrial  Consolidated Financial Statements at December 31, 2014    101

CONSOLIDATED STATEMENT OF

FINANCIAL POSITION

(CONTINUED)

($ million)	Note	At December 31, 2014	At December 31, 2013 (*)

EQUITY AND LIABILITIES

Issued capital and reserves attributable to owners of the parent		7,534	7,591

Non-controlling interests		43	71

Total Equity	(24)	7,577	7,662

Provisions:		6,386	6,528

Employee benefits	(25)	2,831	2,713

Other provisions	(26)	3,555	3,815

Debt:	(27)	29,701	29,946

Asset-backed financing	(27)	13,587	14,727

Other debt	(27)	16,114	15,219

Other financial liabilities	(21)	235	94

Trade payables	(28)	5,982	7,369

Current tax payables		206	418

Deferred tax liabilities	(11)	399	302

Other current liabilities	(29)	3,955	4,143

Liabilities held for sale		-	-

Total Liabilities		46,864	48,800

TOTAL EQUITY AND LIABILITIES		54,441	56,462

(*)

Amounts recast in order to reflect the change in presentation currency from euro to U.S. dollar. Reference should be made to the section Significant accounting policies, paragraph Change in presentation currency, for further details.

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CONSOLIDATED STATEMENT OF CASH FLOWS

($ million)	Note	2014	2013 (*)

A) CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	(22)	6,489	6,084

B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:

Profit/(loss)		916	1,218

Amortization and depreciation (net of vehicles sold under buy-back commitments and operating lease)		1,151	997

(Gains)/losses on disposal of:

Property plant and equipment and intangible assets (net of vehicles sold under buy-back commitments)		(1)	3

Investments		-	25

Other non-cash items	(37)	157	38

Dividends received		88	81

Change in provisions		(70)	132

Change in deferred income taxes		108	(49)

Change in items due to buy-back commitments	(37)	111	105

Change in operating lease items	(37)	(582)	(210)

Change in working capital	(37)	(705)	97

TOTAL		1,173	2,437

C) CASH FLOWS FROM/(USED IN) INVESTMENT ACTIVITIES:

Investments in:

Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating lease)		(1,698)	(1,985)

Consolidated subsidiaries, net of cash acquired		-	-

Other investments		(104)	(113)

Proceeds from the sale of:

Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments)		25	7

Other investments		-	-

Net change in receivables from financing activities	(37)	(923)	(2,399)

Change in current securities		-	5

Other changes		320	(70)

TOTAL		(2,380)	(4,555)

D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:

Bonds issued		2,759	1,100

Repayment of bonds		-	(1,000)

Issuance of other medium-term borrowings		2,306	2,520

Repayment of other medium-term borrowings		(2,520)	(2,297)

Net change in other financial payables and other financial assets/liabilities	(37)	(808)	2,583

Capital increase		18	4

Dividends paid		(382)	(368)

(Purchase)/sale of treasury shares		-	8

(Purchase)/sale of ownership interests in subsidiaries		-	(18)

TOTAL		1,373	2,532

Translation exchange differences		(514)	(9)

E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS		(348)	405

F) CASH AND CASH EQUIVALENTS AT END OF YEAR	(22)	6,141	6,489

(*)

Amounts recast in order to reflect the change in presentation currency from euro to U.S. dollar. Reference should be made to the section Significant accounting policies, paragraph Change in presentation currency, for further details.

CNH Industrial  Consolidated Financial Statements at December 31, 2014    103

CONSOLIDATED STATEMENT OF

CHANGES IN EQUITY (*)

($ million)	Share capital	Capital reserves	Earnings reserves	Cash flow hedge reserve	Cumulative translation adjustment reserve	Available- for-sale financial assets reserve	Defined benefit plans remeasurement reserve	Cumulative share of OCI of entities consolidated under the equity method	Non- controlling interests	Total

AT DECEMBER 31, 2012	2,565	581	3,131	(42)	111	-	(247)	8	986	7,093

Capital increase	-	-	-	-	-	-	-	-	4	4

Dividends distributed	-	-	(366)	-	-	-	-	-	(2)	(368)

Purchase and sale of ownership interests in subsidiaries from/to non-controlling interests	-	(38)	-	-	-	-	2	-	64	28

Increase/(decrease) in the Reserve for share-based payments	-	29	(8)	-	-	-	-	-	-	21

Total comprehensive income for the year	-	-	1,049	95	(495)	-	68	(20)	147	844

Other changes	-	-	21	-	-	-	-	-	19	40

Presentation of the effects of the Merger:

Cancellation of Fiat Industrial S.p.A. share capital and issuance of CNH Industrial N.V. share capital	(2,541)	2,541	-	-	-	-	-	-	-	-

Purchase of ownership interests in CNH Global N.V. from non-controlling interests	1	1	1,178	2	5	-	(30)	(10)	(1,147)	-

AT DECEMBER 31, 2013	25	3,114	5,005	55	(379)	-	(207)	(22)	71	7,662

Capital increase	-	18	-	-	-	-	-	-	-	18

Dividends distributed	-	-	(375)	-	-	-	-	-	(7)	(382)

Increase/(decrease) in the Reserve for share-based payments	-	38	-	-	-	-	-	-	-	38

Total comprehensive income for the year	-	-	917	(152)	(139)	-	(312)	(45)	(6)	263

Other changes	-	-	(7)	-	-	-	-	-	(15)	(22)

AT DECEMBER 31, 2014	25	3,170	5,540	(97)	(518)	-	(519)	(67)	43	7,577

(*)

Amounts recast in order to reflect the change in presentation currency from euro to U.S. dollar. Reference should be made to the section Significant accounting policies, paragraph Change in presentation currency, for further details.

CNH Industrial  Consolidated Financial Statements at December 31, 2014    104

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

FOREWORD

Until December 31, 2013, CNH Industrial N.V. (or the “Company” and collectively with its subsidiaries, “CNH Industrial” or the “CNH Industrial Group” or the “Group”) presented its Consolidated Financial Statements, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union, in euros and including three reportable segments: Agricultural and Construction Equipment inclusive of its financial services activities, Trucks and Commercial Vehicles inclusive of its financial services activities, and Powertrain.

Beginning with the filing with the SEC of its Annual Report on Form 20-F for the fiscal year ended December 31, 2013, prepared in accordance with accounting standards generally accepted in the United States (“U.S. GAAP”), CNH Industrial reports quarterly and annual financial results both under U.S. GAAP for SEC reporting purposes and under IFRS for European listing purposes and Dutch law requirements. Financial statements under both sets of accounting principles use the U.S. dollar as the reporting currency. Prior period results, prepared in euro, have been consistently recast. The functional currency of the parent company (CNH Industrial N.V.) remained the euro.

IFRS differs in certain significant respects from U.S. GAAP. In order to help readers understand the difference between the CNH Industrial’s two sets of financial statements, the Group has provided, on a voluntary basis, a reconciliation from IFRS to U.S. GAAP as included in Note 38 “IFRS to U.S. GAAP reconciliation”.

In addition, CNH Industrial has expanded its reportable segments from three (Agricultural and Construction Equipment inclusive of its financial services activities, Trucks and Commercial Vehicles inclusive of its financial services activities, and Powertrain) to five (Agricultural Equipment, Construction Equipment, Commercial Vehicles, Powertrain and Financial Services). The activities carried out by the four industrial segments Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain, as well as Corporate functions, are collectively referred to as “Industrial Activities”. Prior period results have been consistently recast.

For a description of the accounting treatment of the change in the presentation currency and in the reportable segments, refer to paragraphs “Change in presentation currency” and “Change in reportable segments”, in section “Significant accounting policies”.

PRINCIPAL ACTIVITIES

CNH Industrial N.V. is the company formed by the merger, completed on September 29, 2013, between Fiat Industrial S.p.A. and its majority owned subsidiary CNH Global N.V (the “Merger”). The Merger represented a “business combination involving entities or businesses under common control” and was outside the scope of application of IFRS 3 – Business Combinations, and its main effect was the acquisition of the non-controlling interests in the profit and loss and shareholder’s equity of former CNH Global N.V. since the closing date for no consideration. This effect was immaterial on the CNH Industrial’s consolidated profit and loss for the year ended December 31, 2013.

CNH Industrial N.V. is incorporated in, and under the laws of, The Netherlands. CNH Industrial N.V. has its corporate seat in Amsterdam, The Netherlands, and its principal office in Basildon, United Kingdom. The Group is involved in the manufacture and sale of agricultural and construction equipment, trucks and commercial vehicles and industrial and marine engines and transmission systems and axles.

The Consolidated Financial Statements are presented in U.S. dollars.

SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB and adopted by the European Union. The designation “IFRS” also includes all valid International Accounting Standards (“IAS”), as well as all interpretations of the IFRS Interpretations Committee, formerly the Standing Interpretations Committee (“SIC”) and then the International Financial Reporting Interpretations Committee (“IFRIC”).

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The financial statements are prepared under the historical cost convention, modified as required for the measurement of certain financial instruments, as well as on a going concern basis. In this respect, despite operating in a continuingly difficult economic and financial environment, the Group’s assessment is that no material uncertainties (as defined in paragraph 25 of IAS 1) exist about its ability to continue as a going concern, in view also of the measures already undertaken by the Group to adapt to the changed levels of demand and its industrial and financial flexibility.

Change in presentation currency

Until December 31, 2013, CNH Industrial presented its Consolidated Financial Statements, prepared in accordance with IFRS, in euros.

As previously described in the Foreword, in order to improve comparability with its main peers, CNH Industrial changed its presentation currency from euro to U.S. dollars for all financial reporting publications subsequent to its Annual report at December 31, 2013 prepared in accordance with IFRS.

Under IFRS, a change in the presentation currency is a change in accounting policy that, in accordance with IAS 8 - Accounting Policies, Changes in Accounting Estimates, is accounted for retrospectively as if the new presentation currency had always been the presentation currency.

As a consequence, comparative figures included in these Consolidated Financial Statements, previously reported in euros, have been recast into U.S. dollars as follows:

■

assets and liabilities denominated in non-U.S. dollar currencies were translated into U.S. dollars at the closing rates of exchange on the relevant balance sheet date, as detailed in paragraph “Basis of consolidation” of this section;

■

income and expenditure denominated in non-U.S. dollar currencies were translated at the average rates of exchange for the relevant period, as detailed in paragraph “Basis of consolidation” of this section;

■

cumulative translation reserve had been set to nil at January 1, 2004, the date of transition to IFRS of the Group, and this reserve was recast on the basis that the Group reported in U.S. dollars since that date. Share capital, share premium and the other reserves were translated at the historic rates and subsequent rates on the date of each transaction.

Change in reportable segments

Until December 31, 2013, CNH Industrial presented its Consolidated Financial Statements, prepared in accordance with IFRS, including three reportable segments: (i) Agricultural and Construction Equipment inclusive of its financial services activities, (ii) Trucks and Commercial Vehicles inclusive of its financial services activities, and (iii) Powertrain.

In order to enhance its reporting following the merger between Fiat Industrial S.p.A. and CNH Global N.V., CNH Industrial has realigned its reportable segments reflecting the five businesses now directly managed by CNH Industrial N.V., consisting of: (i) Agricultural Equipment, which designs, produces and sells agricultural equipment; (ii) Construction Equipment, which designs, produces and sells construction equipment; (iii) Commercial Vehicles, which designs, produces and sells trucks, commercial vehicles, buses and special use vehicles; (iv) Powertrain, which designs, manufactures and offers a range of propulsion and transmission systems for on- and off-road applications, as well as engines for marine application and power generation; and (v) Financial Services, which offers a range of financial services to dealers and customers.

The activities carried out by the four industrial segments Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain, as well as Corporate functions, are collectively referred to as “Industrial Activities”.

The segment information presented in these Consolidated Financial Statements reflects the five reportable segments above described. Segment information presented for comparative purposes has been recast, as required by IFRS 8 – Operating Segments, to conform to the current year’s presentation. For further information, refer to Note 31 “Segment reporting”.

Format of the financial statements

The Group presents an income statement using a classification based on the function of expenses (otherwise known as the “cost of sales” method), rather than one based on their nature, as this is believed to provide information that is more relevant. The format selected is that used for managing the business and for management reporting purposes. In this income statement, the Group also presents subtotals for both Trading Profit and Operating Profit. Trading Profit is one of the measures used by the Chief Operating Decision Maker to assess the trading performance of the Group’s businesses and is therefore, together with Operating Profit, one of the measures of segment profit that the Group presents under IFRS. Trading Profit represents Operating Profit before specific items that are considered to hinder comparison of the trading performance of the Group’s businesses either on a year-on-year basis or with other

CNH Industrial  Consolidated Financial Statements at December 31, 2014    106

businesses. In detail, Trading Profit is a measure that excludes Gains/(losses) on the disposal of investments, Restructuring costs and Other unusual income/(expenses) which impact, and are indicative of, operational performance, but whose effects occur on a less frequent basis; each of these items is described as follows:

■

Gains/(losses) on the disposal of investments are defined as gains or losses incurred on the disposal of investments (both consolidated subsidiaries and unconsolidated associates or other investments), inclusive of transaction costs. The caption also includes gains/losses recognized in business combinations achieved in stages, when the Group’s previously held equity interest in the acquiree is re-measured at its acquisition-date fair value;

■

Restructuring costs are defined as costs associated with involuntary employee termination benefits pursuant to a one-time benefit arrangement, costs to consolidate or close facilities and relocate employees, and any other cost incurred for the implementation of restructuring plans; those plans reflect specific actions taken by management to improve the Group’s future profitability;

■

Other unusual income/(expenses) are defined as asset write-downs (of plant, equipment or inventory) and provisions (or their subsequent reversal) arising from infrequent external events or market conditions.

CNH Industrial excludes the above items from Trading Profit because they are individually or collectively material items that are not considered to be representative of the routine trading performance of the Group’s businesses. Operating Profit captures all items which are operational in nature regardless of the rate of occurrence. By distinguishing operational items between Trading Profit and Operating Profit, the Group’s performance may be evaluated in a more effective manner, while still disclosing a higher level of detail.

For the statement of financial position, a mixed format has been selected to present current and non-current assets and liabilities, as permitted by IAS 1. Companies carrying out industrial activities and those carrying out financial activities are both consolidated in the Group’s financial statements. The investment portfolios of Financial Services are included in current assets, as the investments will be realized in their normal operating cycle. Financial Services, though, obtains funds only partially from the market: the remainder are obtained from CNH Industrial N.V. through the Group’s treasury companies (included in Industrial Activities), which lend funds both to Industrial Activities and to Financial Services companies as the need arises. This Financial Services structure within the Group means that any attempt to separate current and non-current liabilities in the consolidated statement of financial position is not meaningful. Disclosure of the due dates of liabilities is however provided in the notes.

The statement of cash flows is presented using the indirect method.

Basis of consolidation

Subsidiaries

Subsidiaries are entities over which the Group has control. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

When the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

■	the contractual arrangement with the other vote holders of the investee;

■	rights arising from other contractual arrangements;

■	the Group’s voting rights and potential voting rights.

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. The financial statements of subsidiaries are included in the Consolidated Financial Statements from the date that control commences until the date that control ceases. Non-controlling interests in the net assets of consolidated subsidiaries and non-controlling interests in the profit or loss of consolidated subsidiaries are presented separately from the interests of the owners of the parent in the consolidated statement of financial position and income statement respectively. Losses applicable to non-controlling interests which exceed the non-controlling interests in the subsidiary’s equity are debited to non-controlling interests.

Changes in the Group’s ownership interests in subsidiaries that do not result in the loss of control are accounted for as equity transactions. The carrying amounts of the equity attributable to owners of the parent and non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the book value of the non-controlling interests and the fair value of the relevant consideration is recognized directly in the equity attributable to the owners of the parent.

CNH Industrial  Consolidated Financial Statements at December 31, 2014    107

If the Group loses control of a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between (i) the aggregate of the fair value of the relevant consideration and the fair value of any retained interest and (ii) the carrying amount of the assets (including goodwill) and liabilities of the subsidiary and any non-controlling interests. Any profits or losses recognized in other comprehensive income in respect of the subsidiary are accounted for as if the subsidiary had been sold (i.e. are reclassified to profit or loss or transferred directly to retained earnings depending on the applicable IFRS).

Subsidiaries that are either dormant or generate a negligible volume of business, are not consolidated. Their impact on the Group’s assets, liabilities, financial position and profit/(loss) attributable to the owners of the parent is immaterial.

Joint ventures

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. Investments in joint ventures are accounted for using the equity method from the date that joint control commences until the date that joint control ceases.

Associates

Associates are enterprises over which the Group has significant influence. As defined in IAS 28 – Investments in Associates and Joint Ventures, significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control of those policies. Investments in associates are accounted for using the equity method from the date that significant influence commences until the date that significant influence ceases. When the Group’s share of losses of an associate, if any, exceeds the carrying amount of the associate in the Group’s statement of financial position, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associate.

Investments in other companies

Investments in other companies that are available-for-sale financial assets are measured at fair value, when this can be reliably determined. Gains or losses arising from changes in fair value are recognized directly in other comprehensive income until the assets are sold or are impaired, when the cumulative gains and losses previously recognized in equity are recognized in profit or loss of the period.

Investments in other companies for which fair value is not available or is not reliable are stated at cost less any impairment losses.

Dividends received from these investments are included in Other income/(expenses) from investments.

Transactions eliminated on consolidation

All significant intragroup balances and transactions and any unrealized gains and losses arising from intragroup transactions are eliminated in preparing the Consolidated Financial Statements. Unrealized gains and losses arising from transactions with associates and joint ventures are eliminated to the extent of the Group’s interest in those entities.

Foreign currency transactions

Transactions in foreign currencies are recorded at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the exchange rate prevailing at that date. Exchange differences arising on the settlement of monetary items or on reporting monetary items at rates different from those at which they were initially recorded during the period or in previous financial statements, are recognized in profit or loss.

Consolidation of foreign entities

All assets and liabilities of foreign consolidated companies with a functional currency other than the U.S. dollar are translated using the exchange rates in effect at the balance sheet date. Income and expenses are translated at the average exchange rate for the period. Translation differences resulting from the application of this method are classified as equity until the disposal of the investment. Average rates of exchange are used to translate the cash flows of foreign subsidiaries in preparing the consolidated statement of cash flows.

The goodwill, assets acquired and liabilities assumed arising from the acquisition of entities with a functional currency other than the U.S. dollar are recognized in the functional currency and translated at the exchange rate at the acquisition date. These balances are subsequently retranslated at the exchange rate at the balance sheet date.

CNH Industrial  Consolidated Financial Statements at December 31, 2014    108

The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	Average 2014	At December 31, 2014	Average 2013	At December 31, 2013

Euro	0.753	0.824	0.753	0.725

Pound sterling	0.607	0.642	0.640	0.605

Swiss franc	0.914	0.990	0.927	0.890

Polish zloty	3.149	3.520	3.161	3.012

Brazilian real	2.349	2.653	2.159	2.362

Canadian dollar	1.104	1.158	1.030	1.064

Argentine peso	8.115	8.551	5.469	6.518

Turkish lira	2.188	2.333	1.907	2.147

Re-measurement of Venezuelan assets

Based on changes to the way Venezuela’s exchange rate mechanism operates, CNH Industrial has changed the bolivar fuerte (“Bs.F.”) rate used to re-measure its Venezuelan Commercial Vehicles business operations financial statements in U.S. dollars. Effective March 31, 2014, CNH Industrial started to use the exchange rate determined by U.S. dollar auctions conducted under Venezuela’s Complementary System of Foreign Currency Administration (SICAD I). The SICAD I exchange rate which CNH Industrial used at December 31, 2014 is 12.0 Bs.F to the U.S. dollar compared with a previously used Official Exchange Rate of 6.3 Bs.F. to the U.S. dollar before March 31, 2014. As a result, CNH Industrial recorded a pre-tax re-measurement charge of $71 million for the year ended December 31, 2014. At December 31, 2014, the Venezuelan subsidiary had net monetary assets of $125 million, including $106 million of cash and cash equivalents. As the SICAD I rate is based on periodic auctions, there may be significant changes to the exchange rate in future years, as well as other related developments in Venezuela, which may impact the Consolidated Financial Statements.

The operating environment in Venezuela continues to be challenging, reflecting economic uncertainty and the CNH Industrial’s limited ability to convert Bs.F. to U.S. dollars. Various restrictions on CNH Industrial’s ability to manage its operations, including restrictions on the distribution of foreign exchange by the authorities, have affected CNH Industrial’s Venezuelan operation’s ability to pay obligations denominated in U.S. dollars, thereby restricting CNH Industrial’s ability to benefit from its investment in this operation. However, the participation in some SICAD auctions resulted in the opportunity to generate some new business in the country. Moreover, SICAD rules allow CNH Industrial to generate this additional business keeping the current foreign currency exposure, considering its suppliers’ prepayment mechanism. As such, Commercial Vehicles resumed limited manufacturing operations in Venezuela during the third quarter of 2014 after temporarily suspending operations in April 2014.

Business combinations

Business combinations are accounted for using the acquisition method. Under this method:

■

the consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred and liabilities assumed by the Group and the equity interests issued in exchange for control of the acquiree. Acquisition-related costs are generally recognized in profit or loss as incurred;

■

at the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at that date, except for deferred tax assets and liabilities, assets and liabilities relating to employee benefit arrangements, liabilities or equity instruments relating to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquire, assets (or disposal groups) that are classified as held for sale, which are measured in accordance with the relevant standard;

■

goodwill is measured as the excess of the aggregate of the consideration transferred in the business combination, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the aggregate of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a gain from a bargain purchase;

CNH Industrial  Consolidated Financial Statements at December 31, 2014    109

■

non-controlling interest is initially measured either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. The selection of the measurement method is made on a transaction-by-transaction basis;

■

any contingent consideration arrangement in the business combination is measured at its acquisition-date fair value and included as part of the consideration transferred in the business combination in order to determine goodwill. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are recognized retrospectively, with corresponding adjustments to goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which may not exceed one year from the acquisition date) about facts and circumstances that existed as of the acquisition date. Any changes in fair value after the measurement period are recognized in profit or loss.

When a business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is remeasured at its acquisition-date fair value and the resulting gain or loss, if any, is recognized in profit or loss. Changes in the equity interest in the acquiree that have been recognized in Other comprehensive income in prior reporting periods are reclassified to profit or loss as if the interest had been disposed of.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete in the Consolidated Financial Statements. Those provisional amounts are adjusted during the above-mentioned measurement period to reflect new information obtained about facts and circumstances that existed at the acquisition date which, if known, would have affected the amounts recognized at that date.

Business combinations that took place prior to January 1, 2010 were accounted for in accordance with the version of IFRS 3 effective before the 2008 amendments, as permitted by the revised standard.

Fair value measurement

Some of the Group’s assets and liabilities are measured at fair value at the balance sheet date. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In estimating the fair value of an asset or a liability, the Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. Additional information about fair value, fair value hierarchy, valuation techniques and inputs used in determining the fair value of assets and liabilities is provided in Note 21, Note 34 and, where required, in the individual notes relating to the assets and liabilities whose fair value were determined.

In addition, fair value measurements are categorized within the fair value hierarchy, described as follows, based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety:

■	Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

■	Level 2 — inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) on the market;

■	Level 3 — inputs that are not based on observable market data.

Intangible assets

Goodwill

Goodwill is not amortized, but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

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Development costs

Development costs for vehicle production project (trucks, buses, agricultural and construction equipment and engines) are recognized as an asset if and only if both of the following conditions are met: a) development costs can be measured reliably and b) the technical feasibility of the product, volumes and pricing support the view that the development expenditure will generate future economic benefits. Capitalized development costs include all direct and indirect costs that may be directly attributed to the development process. Capitalized development costs are amortized on a systematic basis from the start of production of the related product over the product’s estimated average life, as follows:

N° of years

Trucks and buses	4-8

Agricultural and construction equipment	5

Engines	8-10

All other development costs are expensed as incurred.

Intangible assets with indefinite useful lives

Intangible assets with indefinite useful lives consist principally of acquired trademarks which have no legal, contractual, competitive, economic, or other factors that limit their useful lives. Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually or more frequently whenever there is an indication that the asset may be impaired.

Other intangible assets

Other purchased and internally-generated intangible assets are recognized as assets in accordance with IAS 38 – Intangible Assets, where it is probable that the use of the asset will generate future economic benefits and where the costs of the asset can be determined reliably.

Such assets are measured at purchase or manufacturing cost and amortized on a straight-line basis over their estimated useful lives, if these assets have finite useful lives.

Other intangible assets acquired as part of the acquisition of a business are capitalized separately from goodwill if their fair value can be measured reliably.

Property, plant and equipment

Cost

Property, plant and equipment are stated at acquisition or production cost.

Subsequent expenditures and the cost of replacing parts of an asset are capitalized only if they increase the future economic benefits embodied in that asset. All other expenditures are expensed as incurred. When such replacement costs are capitalized, the carrying amount of the parts that are replaced is recognized in profit or loss.

Property, plant and equipment also include vehicles sold with a buy-back commitment, which are recognized under the method described in the paragraph Revenue recognition if the buy-back commitment originates from Commercial Vehicles.

Assets held under finance leases, which provide the Group with substantially all the risks and rewards of ownership, are recognized as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the financial statement as a debt. The assets are depreciated by the method and at the rates indicated below.

Leases under which the lessor retains substantially all the risks and rewards of ownership of the assets are classified as operating lease. Operating lease expenditures are expensed on a straight-line basis over the lease terms.

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Depreciation

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

Depreciation rates

Buildings	2.5% - 10%

Plant, machinery and equipment	4% - 20%

Other assets	10% - 33%

Land is not depreciated.

Finance leases

Future minimum lease payments from lessees are classified as Receivables from financing activities. Lease payments are recognized as the repayment of the principal and financial income remunerating the initial investment and the services provided.

Leased assets

Leased assets include vehicles leased to retail customers by the Group’s leasing companies under operating lease arrangements. They are stated at cost and depreciated at annual rates of between 20% and 33%.

When such assets are no longer leased and become held for sale, the Group reclassifies their carrying amount to Inventories.

Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets (as defined under IAS 23 – Borrowing Costs), which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalized and amortized over the useful life of the class of assets to which they refer.

All other borrowing costs are expensed when incurred.

Impairment of assets

The Group reviews, at least annually, the recoverability of the carrying amount of intangible assets (including capitalized development costs) and property, plant and equipment, in order to determine whether there is any indication that those assets have suffered an impairment loss. Goodwill and Intangible assets with indefinite useful lives are tested for impairment annually or more frequently, if there is an indication that an asset may be impaired.

If indicators of impairment are present, the carrying amount of the assets is reduced to its recoverable amount that is the higher of its fair value less disposal costs and its value in use. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. In assessing its value in use, the pre-tax estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognized when the recoverable amount is lower than the carrying amount.

Where a previous impairment loss for assets other than goodwill no longer exists or has decreased, the carrying amount of the asset or cash-generating unit is increased up to the revised estimate of its recoverable amount, but not in excess of the carrying amount that would have been recorded had no impairment loss been recognized. A reversal of an impairment loss is recognized in profit or loss immediately.

Financial instruments

Presentation

Financial instruments held by the Group are presented in the financial statements as described in the following paragraphs.

Investments and other non-current financial assets comprise investments in unconsolidated companies and other non-current financial assets (held-to-maturity securities, non-current loans and receivables and other non-current available-for-sale financial assets).

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Current financial assets, as defined in IAS 39, include trade receivables, receivables from financing activities (retail financing, dealer financing, lease financing and other current loans to third parties), current securities and other current financial assets (which include derivative financial instruments stated at fair value as assets), as well as cash and cash equivalents.

In particular, Cash and cash equivalents include cash at banks, units in liquidity funds and other money market securities that are readily convertible into cash and are subject to an insignificant risk of changes in value.

Current securities include short-term or marketable securities which represent temporary investments of available funds and do not satisfy the requirements for being classified as cash equivalents; current securities include both available-for-sale and held-for-trading securities.

Financial liabilities refer to debt, which includes asset-backed financing, and other financial liabilities (which include derivative financial instruments stated at fair value as liabilities), trade payables and other payables.

Measurement

Investments in unconsolidated companies classified as non-current financial assets are accounted for as described in the section Basis of consolidation.

Non-current financial assets other than investments, as well as current financial assets and financial liabilities, are accounted for in accordance with IAS 39 – Financial Instruments: Recognition and Measurement.

Current financial assets and held-to-maturity securities are recognized on the basis of the settlement date and, on initial recognition, are measured at fair value, including transaction costs.

Subsequent to initial recognition, available-for-sale and held-for-trading financial assets are measured at fair value. When market prices are not available, the fair value of available-for-sale financial assets is measured using appropriate valuation techniques (e.g. discounted cash flow analysis based on market information available at the balance sheet date).

Gains and losses on available-for-sale financial assets are recognized directly in other comprehensive income until the financial asset is disposed of or is determined to be impaired; when the asset is disposed of, the cumulative gains or losses, including those previously recognized in other comprehensive income, are reclassified to profit or loss for the period; when the asset is impaired, accumulated losses are recognized to profit or loss. Gains and losses arising from changes in the fair value of held-for-trading financial instruments are included in profit or loss for the period.

Loans and receivables which are not held by the Group for trading (loans and receivables originating in the course of business), held-to-maturity securities and all financial assets for which published price quotations in an active market are not available and whose fair value cannot be determined reliably, are measured, to the extent that they have a fixed term, at amortized cost, using the effective interest method. When the financial assets do not have a fixed term, they are measured at acquisition cost. Receivables with maturities of over one year which bear no interest or an interest rate significantly lower than market rates are discounted using market rates.

Assessments are made regularly as to whether there is any objective evidence that a financial asset or group of assets may be impaired. If any such evidence exists, an impairment loss is included in profit or loss for the period.

Except for derivative instruments, financial liabilities are measured at amortized cost using the effective interest method.

Financial assets and liabilities hedged by derivative instruments are measured in accordance with hedge accounting principles applicable to fair value hedges: gains and losses arising from remeasurement at fair value, due to changes in the respective hedged risk, are recognized in profit or loss and are offset by the effective portion of the loss or gain arising from remeasurement at fair value of the hedging instrument.

Derivative financial instruments

Derivative financial instruments are used for hedging purposes, in order to reduce currency, interest rate and market price risks. In accordance with IAS 39, derivative financial instruments qualify for hedge accounting only when at the inception of the hedge there is formal designation and documentation of the hedging relationship, the hedge is expected to be highly effective, its effectiveness can be reliably measured and it is highly effective throughout the financial reporting periods for which it is designated.

All derivative financial instruments are measured in accordance with IAS 39 at fair value.

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When derivative financial instruments qualify for hedge accounting, the following accounting treatment applies:

■

Fair value hedges – Where a derivative financial instrument is designated as a hedge of the exposure to changes in fair value of a recognized asset or liability that is attributable to a particular risk and could affect profit or loss, the gain or loss from remeasuring the hedging instrument at fair value is recognized in profit or loss. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in profit or loss.

■

Cash flow hedges – Where a derivative financial instrument is designated as a hedge of the exposure to variability in future cash flows of a recognized asset or liability or a highly probable forecasted transaction and could affect profit or loss, the effective portion of any gain or loss on the derivative financial instrument is recognized directly in other comprehensive income. The cumulative gain or loss is removed from other comprehensive income and recognized in profit or loss at the same time as the economic effect arising from the hedged item affects income. The gain or loss associated with a hedge or part of a hedge that has become ineffective is recognized in profit or loss immediately. When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss realized to the point of termination remains in other comprehensive income and is recognized in profit or loss at the same time as the underlying transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealized gain or loss held in other comprehensive income is recognized in profit or loss immediately.

If hedge accounting cannot be applied, the gains or losses from the fair value measurement of derivative financial instruments are recognized immediately in profit or loss.

Transfers of financial assets

The Group derecognizes financial assets when, and only when, the contractual rights to the cash flows arising from the assets no longer hold or if the Group transfers the financial activities. When the Group transfers a financial asset:

■

if the Group transfers substantially all the risks and rewards of ownership of the financial asset, it derecognizes the financial asset and recognizes separately as assets or liabilities any possible rights and obligations created or retained in the transfer;

■	if the Group retains substantially all the risks and rewards of ownership of the financial asset, it continues to recognize the financial asset;

■

if the Group neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, it determines whether it has retained control of the financial asset. In this case:

☐

if the Group has not maintained control, it derecognizes the financial asset and recognizes separately as assets and liabilities any possible rights and obligations created or retained in the transfer;

☐	if the Group has retained control, it continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

On derecognition of a financial asset, the difference between the carrying amount of the asset and the consideration received or receivable for the transfer of the asset is recognized in profit or loss.

Inventories

Inventories of raw materials, semi-finished products and finished goods, (including assets leased out under operating lease) are stated at the lower of cost and net realizable value, cost being determined on a first-in-first-out (FIFO) basis. Cost includes the direct costs of materials, labor and indirect costs (variable and fixed). Provision is made for obsolete and slow-moving raw materials, finished goods, spare parts and other supplies based on their expected future use and realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs for sale and distribution.

The measurement of construction contracts is based on the stage of completion determined as the proportion that cost incurred to the balance sheet date bears to the estimated total contract cost. These items are presented net of progress billings received from customers. Any losses on such contracts are fully recorded in profit or loss when they become known.

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Assets and liabilities held for sale

Non-current assets are classified as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or the disposal group) is available for immediate sale in its present condition. When the Group is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Group will retain a non-controlling interest in its former subsidiary after the sale.

Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amounts and fair value less costs to sell.

Employee benefits

Pension plans

The present value of a defined benefit obligation and the related current service cost (and past service cost, where applicable) for defined benefit pension plans are determined on an actuarial basis using the projected unit credit method.

The net defined benefit liability that the Group recognizes in the statement of financial position represents the present value of the defined benefit obligation reduced by the fair value of any plan assets (deficit). In case of a surplus, a net defined benefit asset is recognized at the lower of the surplus and the asset ceiling.

Remeasurements of the net defined benefit liability/asset (that comprise: a) actuarial gains and losses, b) return on plan assets, excluding amounts included in net interest on the net defined benefit liability/asset, and c) any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability/asset) are recognized directly in other comprehensive income without reclassification to profit or loss in subsequent years.

Past service cost resulting from a plan amendment (the introduction or withdrawal of, or changes to, a defined benefit plan) or a curtailment (a significant reduction in the number of employees covered by a plan) and gain or loss on settlements (a transaction that eliminates all further legal or constructive obligations for part or all of the benefits) are recognized in profit or loss in the period in which they occur (or, in case of past service costs, when the entity recognizes related restructuring costs or termination benefits, if earlier).

Net interest is calculated by applying the discount rate to the net defined benefit liability or asset and is recognized as Financial income/(expenses) in profit or loss. Current service cost and all other costs and income arising from the measurement of pension plan provisions are allocated to costs by function in profit or loss.

Post-employment plans other than pensions

The Group provides certain post-employment defined benefits, mainly healthcare plans. The method of accounting and the frequency of valuations are similar to those used for defined benefit pension plans.

Defined contribution plans

Costs arising from defined contribution plans are recognized as an expense in profit or loss as incurred.

Share-based compensation plans

The Group provides additional benefits to certain members of senior management and employees through equity compensation plans (stock option plans and stock grants). In accordance with IFRS 2 – Share-based Payment, these plans represent a component of recipient remuneration. The compensation expense, corresponding to the fair value of the instruments at the grant date, is recognized in profit or loss on a straight-line basis over the period from the grant date to the vesting date, with the offsetting credit recognized directly in equity. Any subsequent changes to fair value do not have any effect on the initial measurement.

Provisions

The Group records provisions when it has an obligation, legal or constructive, to a third party, as a result from a past event, when it is probable that an outflow of Group resources will be required to satisfy the obligation and when a reliable estimate of the amount can be made.

Changes in estimates are reflected in profit or loss in the period in which the change occurs.

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Treasury shares

Treasury shares are presented as a deduction from equity. The original cost of treasury shares and the proceeds of any subsequent sale are presented as movements in equity.

Revenue recognition

Revenue is recognized if it is probable that the economic benefits associated with a transaction will flow to the Group and the revenue can be measured reliably. Revenues are stated net of discounts, allowances, settlement discounts and rebates, as well as costs for sales incentive programs, determined on the basis of historical costs, country by country, and charged against profit for the period in which the corresponding sales are recognized. The Group’s sales incentive programs include the granting of retail financing at significant discount to market interest rates. The corresponding cost is recognized at the time of the initial sale.

Revenues from the sale of products are recognized when the risks and rewards of ownership of the goods are transferred to the customer, the sales price is agreed or determinable and receipt of payment can be assumed: this corresponds generally to the date when the vehicles are made available to non-group dealers, or the delivery date in the case of direct sales. New vehicle sales with a buy-back commitment are not recognized at the time of delivery but are accounted for as operating lease. More specifically, vehicles sold with a buy-back commitment from Commercial Vehicles are accounted for as Property, plant and equipment because agreements usually have a long-term buy-back commitment. The difference between the carrying value (corresponding to the manufacturing cost) and the estimated resale value (net of refurbishing costs) at the end of the buy-back period is depreciated on a straight-line basis over the same period. The initial sale price received is recognized as an advance payment (liability). The difference between the initial sale price and the buy-back price is recognized as rental revenue on a straight-line basis over the term of the operating lease. Assets sold under a buy-back commitment that are initially recognized in Property, plant and equipment are reclassified to Inventories at the end of the agreement term if they are held for sale. The proceeds from the sale of such assets are recognized as Revenues.

Revenues from construction contracts are recognized by reference to the stage of completion.

Revenues from the sale of extended warranties and maintenance contracts are recognized over the life of the contract and matched to related costs. Given their nature, margins on these contracts are recognized only when all associated costs can be estimated reliably, which is generally in the final period of the contractual term. In the event that estimated costs to fulfill the contract obligations exceed contract revenues, the estimated contract loss is recognized as soon as it is identified.

Revenues also include lease rentals and interest income from Financial Services.

Cost of sales

Cost of sales comprises the cost of manufacturing products and the acquisition cost of purchased merchandise which has been sold. It includes all directly attributable material and production costs and all production overheads. These include the depreciation of property, plant and equipment and the amortization of intangible assets relating to production and write-downs of inventories. Cost of sales also includes freight and insurance costs relating to deliveries to dealers and agency fees in the case of direct sales.

Cost of sales also includes provisions made to cover the estimated cost of product warranties at the time of sale to dealer networks or to the end customer.

Expenses which are directly attributable to the Financial Services business, including the interest expense related to the financing of Financial Services business as a whole and charges for risk provisions and write-downs, are reported in cost of sales.

Research and development costs

This item includes research costs, development costs not eligible for capitalization and the amortization of development costs recognized as assets in accordance with IAS 38.

Government grants

Government grants are recognized in the financial statements when there is reasonable assurance that the grants themselves will be received and that the company concerned will comply with the conditions for receiving such grants. Government grants are recognized as income over the periods necessary to match them with the related costs which they are intended to offset.

The benefit of a government loan at a below-market rate of interest is treated as a government grant. The benefit of the below-market rate of interest is measured as the difference between the initial carrying amount of the loan (fair

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value plus transaction costs) and the proceeds received, and is accounted for in accordance with the policies already used for the recognition of government grants.

Income taxes

Income taxes include all taxes based upon the taxable profits of the Group. Taxes on income are recognized in profit or loss except to the extent that they relate to items recognized directly in equity or in other comprehensive income, in which case the related tax effect is recognized directly in equity or in other comprehensive income. Provisions for income taxes that could arise on the distribution of a subsidiary’s undistributed profits are only made where there is a current intention to distribute such profits. Other taxes not based on income, such as property taxes and taxes on capital, are included in operating expenses. Deferred taxes are provided using the full liability method. They are calculated on all temporary differences between the tax base of an asset or liability and the carrying amounts in the Consolidated Financial Statements, except for those arising from non-tax-deductible goodwill and for those related to investments in subsidiaries where it is possible to control the reversal of the differences and reversal will not take place in the foreseeable future. Deferred tax assets relating to the carry-forward of unused tax losses and tax credits, as well as those arising from temporary differences, are recognized to the extent that it is probable that future profits will be available against which they can be utilized. Current and deferred income tax assets and liabilities are offset when the income taxes are levied by the same taxation authority and where there is a legally enforceable right of offset. Deferred tax assets and liabilities are measured at the substantively enacted tax rates in the respective jurisdictions in which the Group operates that are expected to apply to taxable income in the periods in which temporary differences reverse or expire.

Dividends

Dividends payable by the Group are reported as a change in equity in the period in which they are approved by shareholders in their Annual General Meeting.

Earnings per share

Basic earnings per share is calculated by dividing the Profit/(loss) attributable to owners of the parent by the weighted average number of common shares outstanding during the year. Special voting shares are not included in the earnings per share calculation as they are not eligible for dividends and have only limited economic rights. For diluted earnings per share, the weighted average number of common shares outstanding is adjusted assuming conversion of dilutive potential common shares. Before the Transaction, Fiat Industrial S.p.A. had no equity instruments with potential dilutive effect.

Use of estimates

The preparation of financial statements and related disclosures that conform to IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of income, expenses, assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. The estimates and related assumptions are based on available information at the date of preparation of the financial statements, on historical experience and other relevant factors. Actual results may differ from the estimates.

Particularly in light of the current economic uncertainty, developments occurring during 2014 and following years may differ from CNH Industrial’s estimates and assumptions, and therefore might require significant adjustments to the carrying amount of certain items, which as of the date of these Consolidated Financial Statements cannot be accurately estimated or predicted. The principal items affected by estimates are the allowances for doubtful accounts receivable and inventories, non-current assets (tangible and intangible assets), the residual values of vehicles leased out under operating lease arrangements or sold with buy-back clauses, sales allowances, product warranties, pension and other post-employment benefits, deferred tax assets and contingent liabilities.

Estimates and assumptions are reviewed periodically and the effects of any changes are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the critical judgments and the key assumptions concerning the future that management has made in the process of applying the Group’s accounting policies and that may have the most significant effect on the amounts recognized in the Consolidated Financial Statements or that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

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Allowance for doubtful accounts

The allowance for doubtful accounts reflects management’s estimate of losses inherent in the wholesale and retail credit portfolio. This allowance is based on CNH Industrial’s estimate of the losses to be incurred, which derives from past experience with similar receivables, current and historical past due amounts, dealer termination rates, write-offs and collections, the careful monitoring of portfolio credit quality and current and projected economic and market conditions. Should the present economic and financial situation persist or even worsen, there could be a further deterioration in the financial situation of the Group’s debtors compared to that already taken into consideration in calculating the allowances recognized in the financial statements.

Allowance for obsolete and slow-moving inventory

The allowance for obsolete and slow-moving inventory reflects management’s estimate of the expected loss in value, and has been determined on the basis of past experience and historical and expected future trends in the used vehicle market. A worsening of the economic and financial situation could cause a further deterioration in conditions in the used vehicle market compared to that taken into consideration in calculating the allowances recognized in the financial statements.

Recoverability of non-current assets (including goodwill)

Non-current assets include property, plant and equipment, intangible assets (including goodwill), investments and other financial assets. The Group reviews the carrying value of non-current assets held and used and that of assets to be disposed of when events and circumstances warrant such a review. For goodwill and intangible assets with indefinite useful lives such analysis is carried out at least annually and when events and circumstances warrant such a review.

The analysis of the recoverable amount of non-current assets other than goodwill is usually performed using estimates of future expected cash flows from the use or disposal of the asset and an appropriate discount rate in order to calculate present value. If the carrying amount is deemed to be impaired, the Group recognizes an impairment loss for the amount by which the carrying amount of the asset exceeds its estimated recoverable amount from use or disposal determined by reference to the cash flows included in its most recent business forecasts.

With reference to goodwill, around 68% of capitalized goodwill relates to the Agricultural Equipment amounting to $1,704 million at December 31, 2014, while around 24% of capitalized goodwill relates to the Construction Equipment amounting to $588 million at December 31, 2014. The impairment test of such goodwill is performed at the cash generating unit level, the segment level. The recoverable amount of the cash generating units is determined using multiple valuation methodologies, relying largely on an income approach (based on the present value of estimated future cash flows) but also incorporating value indicators from a market approach. The carrying amount of a cash generating unit is then compared to the recoverable amount to determine if there is an impairment loss. Further details on the goodwill impairment test are included in Note 14.

In view of the present economic and financial situation, the Group has the following considerations in respect of its future prospects:

■

When carrying out impairment testing of tangible and intangible assets, the Group took into account its expected performance in the period 2015-2018 consistent with the business plan presented to the financial community in May 2014, as adjusted to take into consideration changes in the applicable economic environment for each cash - generating unit. The analysis performed in the current year (and consistently with prior year) did not indicate the need to recognize any significant impairment loss.

■	Should the assumptions underlying the forecast deteriorate further the following is noted:

☐

The Group’s tangible and intangible assets with a finite useful life (mostly development costs) relate to models or products with high technological content in line with the latest environmental laws and regulations, which consequently makes them competitive in the current economic environment, especially in the more mature economies in which particular attention is placed on the eco-sustainability of those types of products. Consequently, despite the fact that the capital goods sector (in particular, commercial vehicles and construction equipment in certain specific geographical areas) is one of the markets most affected by the crisis in the immediate term, management considers that is highly probable that the life cycle of these products can be lengthened to extend over the period of time involved in a slower economic recovery, allowing the Group to achieve sufficient cash flows to cover the investments, although over a longer period of time.

☐	With reference to goodwill, the Group performed a sensitivity analysis on impairment, as disclosed in Note 14.

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Residual values of assets leased out under operating lease arrangements or sold with a buy-back commitment

CNH Industrial records assets rented to customers or leased to them under operating lease as tangible assets. Furthermore, new vehicle sales with a buy-back commitment are not recognized as sales at the time of delivery but are accounted for as operating lease if it is probable that the vehicle will be bought back. Income from such operating lease is recognized on a straight-line basis over the term of the lease. Depreciation expense for assets subject to operating lease is recognized on a straight-line basis over the lease term in amounts necessary to reduce the cost of an asset to its estimated residual value at the end of the lease term. The estimated residual value of leased assets is calculated at the lease commencement date on the basis of published industry information and historical experience.

Realization of the residual values is dependent on CNH Industrial’s future ability to market the assets under the then-prevailing market conditions. The Group continually evaluates whether events and circumstances have occurred which impact the estimated residual values of the assets on operating lease. The used vehicle market was carefully monitored throughout 2014 to ensure that write-downs were properly determined. However, it cannot be dismissed that additional write-downs may be required if market conditions should deteriorate further.

Sales allowances

At the later of the time of sale or the time an incentive is announced to dealers, CNH Industrial records the estimated impact of sales allowances in the form of dealer and customer incentives as a reduction of revenue. There may be numerous types of incentives available at any particular time. The determination of sales allowances requires management to make estimates based upon historical data, estimated future market demand for CNH Industrial products, dealer inventory levels, announced incentive programs, competitive pricing and interest rates among other factors.

Product warranties

CNH Industrial makes provisions for estimated expenses related to product warranties at the time products are sold. Management establishes these estimates based on historical information on the nature, frequency and average cost of warranty claims. The Group seeks to improve vehicle quality and minimize warranty expenses arising from claims. Warranty costs may differ from those estimated if actual claim rates are higher or lower than historical rates.

Pension and other post-employment benefits

Group companies sponsor pension and other post-employment benefits in various countries, mainly in the United States, the United Kingdom and Germany.

Employee benefit liabilities, related assets, costs and net interest connected with them are measured on an actuarial basis which requires the use of estimates and assumptions to determine the net defined benefit liability/asset for the Group. The actuarial method takes into consideration parameters of a financial nature such as the discount rate, the rate for expected return on plan assets, the rate of salary increases and the healthcare costs trend rate and takes into consideration the likelihood of potential future events by using certain demographic parameters such as mortality rates and dismissal or retirement rates. The discount rates selected are based on yields or yield curves of high quality corporate bonds in the relevant market. Trends in healthcare costs are developed on the basis of historical experience, the near-term outlook for costs and likely long-term trends. Rates of salary increases reflect the Group’s long-term actual expectations in the reference market and inflation trends. Changes in any of these assumptions may have an effect on future contributions to the plans.

The effects resulting from revising the estimates for the above parameters (“re-measurements”) are recognized directly in other comprehensive income without reclassification to profit or loss in subsequent years: refer to Employee benefits section above for further details.

Significant future changes in the yields of corporate bonds, other actuarial assumptions referred to above and returns on plan assets may significantly impact the net liability/asset.

Realization of deferred tax assets

At December 31, 2014, CNH Industrial had net deferred tax assets and theoretical tax benefits arising from tax loss carry forwards of $2,000 million, of which $744 million is not recognized in the financial statements. The corresponding amounts at December 31, 2013 were $2,054 million and $684 million, respectively. Management has recorded deferred tax assets at the amount that it believes is more likely than not to be recovered. In making such adjustments, management has taken into consideration figures from budgets and plans consistent with those used for the impairment testing and discussed in paragraph “Recoverability of non-current assets (including goodwill)” above. CNH Industrial believes that the adjustments that have been recognized are sufficient to protect against the risk of a further deterioration of the assumptions in these forecasts, taking into account that the net deferred assets accordingly recognized relate to temporary differences and tax losses which, to a significant extent, may be recovered over a very long period.

CNH Industrial  Consolidated Financial Statements at December 31, 2014    119

Contingent liabilities

CNH Industrial is the subject of legal proceedings and tax issues covering a range of matters, which are pending in various jurisdictions. Due to the uncertainty inherent in such matters, it is difficult to predict the final outcome of such matters. The cases and claims against CNH Industrial often raise difficult and complex factual and legal issues, which are subject to many uncertainties, including but not limited to the facts and circumstances of each particular case and claim, the jurisdiction and the differences in applicable law. In the normal course of business management consults with legal counsel and certain other experts on matters related to litigation and taxes. The Group accrues a liability when it is determined that an adverse outcome is probable and the amount of the loss can be reasonably estimated. In the event an adverse outcome is possible or an estimate is not determinable, the matter is disclosed.

Accounting standards, amendments and interpretations adopted from January 1, 2014

On December 16, 2011, the IASB issued certain amendments to IAS 32 – Financial Instruments: Presentation, to clarify the application of certain offsetting criteria for financial assets and financial liabilities in IAS 32. CNH Industrial retrospectively applied these amendments from January 1, 2014. The application of these amendments did not have any significant effect on these Consolidated Financial Statements.

On May 20, 2013, the IASB issued IFRIC Interpretation 21: Levies, an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, on the accounting for levies imposed by governments other than income taxes. The interpretation clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy and includes guidance illustrating how it should be applied. The interpretation is effective retrospectively for annual periods beginning on or after January 1, 2014. The application of this interpretation had no effect on these Consolidated Financial Statements.

On May 29, 2013, the IASB issued amendments to IAS 36 – Impairment of Assets, entitled Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36), addressing the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less cost of disposal. The Group retrospectively applied these amendments from January 1, 2014 excluding periods and comparative periods, in which IFRS 13 – Fair Value Measurement, was not applied. The application of these amendments did not have any effect on these Consolidated Financial Statements.

On June 27, 2013, the IASB issued amendments to IAS 39 – Financial Instruments: Recognition and Measurement, entitled Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39), that allow hedge accounting to continue in a situation where a derivative, which has been designated as a hedging instrument, is novated to effect clearing with a central counterparty as a result of laws or regulation, if specific conditions are met. CNH Industrial retrospectively applied these amendments from January 1, 2014. The application of these amendments did not have any effect on these Consolidated Financial Statements.

Accounting standards, amendments and interpretations not yet applicable and not early adopted by the Group

The Group is in the process of assessing the impacts on its Consolidated Financial Statements of the adoption of the following standards and amendments not yet applicable and not early adopted by the Group.

On November 21, 2013, the IASB issued an amendment to IAS 19 – Employee Benefits, entitled Defined Benefit Plans: Employee Contributions (Amendments to IAS 19). The amendment applies to contributions from employees or third parties to defined benefit plans, in order to simplify the accounting for contributions that are independent of the number of years of employee service (for example, employee contributions that are calculated according to a fixed percentage of salary). The amendment is effective, retrospectively, from July 1, 2014, with earlier application permitted.

On December 12, 2013, the IASB issued the Annual Improvements to IFRSs 2010–2012 Cycle and Annual Improvements to IFRSs 2011– 2013 Cycle. The most important topics addressed in these amendments are, among others, the definition of vesting conditions in IFRS 2 – Share Based Payment, the aggregation of operating segments in IFRS 8 – Operating Segments, the definition of key management personnel in IAS 24 – Related Party Disclosures, the extension of the exclusion from the scope of IFRS 3 – Business Combinations to all types of joint arrangements (as defined in IFRS 11 – Joint Arrangements) and clarifications about the application of certain exceptions in IFRS 13 – Fair Value Measurement. These amendments are effective for annual periods beginning on or after July 1, 2014, with early application permitted.

At the date of these Consolidated Financial Statements, the European Union has not yet completed its endorsement process for the following standards and amendments.

On May 6, 2014 the IASB issued amendments to IFRS 11 – Joint Arrangements: Accounting for Acquisitions of Interests in Joint Operations, adding a new guidance on how to account for the acquisition of an interest in a joint

CNH Industrial  Consolidated Financial Statements at December 31, 2014    120

operation that constitutes a business. These amendments are effective, retrospectively, for annual periods beginning on or after January 1, 2016, with earlier application permitted.

On May 12, 2014, the IASB issued an amendment to IAS 16 – Property, Plant and Equipment and to IAS 38 – Intangible Assets. The IASB has clarified that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate and also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. These amendments are effective for annual periods beginning on or after January 1, 2016, with early application permitted.

On May 28, 2014, the IASB issued the new standard IFRS 15 – Revenue from Contracts with Customers. The standard requires that an entity recognizes revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services. The new standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. The new standard supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue and IFRICs 13, 15 and 18, as well as SIC-31, and is effective on a retrospectively basis for annual periods beginning on or after January 1, 2017.

On July 24, 2014 the IASB completed and issued the new IFRS 9 – Financial Instruments. The improvement package introduced by the new standard includes a logical model for classification and measurement of financial instruments, a single expected loss impairment model for financial assets and a substantially reformed approach for hedge accounting. Entities should apply this new standard retrospectively from January 1, 2018. Early application is permitted. On September 11, 2014, the IASB issued amendments to IFRS 10 - Consolidated Financial Statements and IAS 28 - Investments in Associates and Joint Ventures (2011). The amendments deal with the sale or contribution of assets between an investor and its associate or joint venture, and provide that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. The amendments will be effective from annual periods commencing on or after 1 January 2016.

On September 25, 2014, the IASB issued the Annual Improvements to IFRSs 2012–2014 Cycle. The most important topics addressed in these amendments are changes in method of disposal in IFRS 5 – Non-current Assets Held for Sale and Discontinued operations, the definition of servicing contracts and the applicability of the amendments to IFRS 7 – Financial Instruments: Disclosures to condensed interim financial statements, the issue of the discount rate to be used for regional markets in IAS 19 – Employee benefits and other disclosures to be incorporated by cross-reference to information outside the interim financial statements according to IAS 34 – Interim Financial Reporting. These amendments are effective for annual periods beginning on or after January, 2016.

On December 18, 2014, the IASB issued amendments to IAS 1 - Presentation of Financial Statements as part of its major initiative to improve presentation and disclosure in financial reports. The amendments make clear that materiality applies to the whole of financial statements and that the inclusion of immaterial information can inhibit the usefulness of financial disclosures. Furthermore, the amendments clarify that companies should use professional judgment in determining where and in what order information is presented in the financial disclosures. The application of these amendments is mandatory for annual periods beginning on or after January 1, 2016, with early application permitted.

CNH Industrial  Consolidated Financial Statements at December 31, 2014    121

RISK MANAGEMENT

Credit risk

The Group’s credit concentration risk differs in relation to the activities carried out by the individual segments and various sales markets in which the Group operates; in all cases, however, the risk is mitigated by the large number of counterparties and customers. Considered from a global point of view, however, there is a concentration of credit risk in trade receivables and receivables from financing activities, in particular dealer financing and finance leases in the European Union market and in North America, as well as in Latin America for the main segments.

Financial assets are recognized in the statement of financial position net of write-downs for the risk that counterparties may be unable to fulfill their contractual obligations, determined on the basis of the available information as to the creditworthiness of the customer and historical data.

Liquidity risk

The Group is exposed to funding risk if there is difficulty in obtaining finance for operations at any given point in time.

The cash flows, funding requirements and liquidity of Group companies are monitored on a centralized basis, under the control of the Group Treasury. The aim of this centralized system is to optimize the efficiency and effectiveness of the management of the Group’s capital resources.

Additionally, as part of its activities the Group regularly carries out funding operations on the various financial markets which may take on different technical forms and which are aimed at ensuring that it has an adequate level of current and future liquidity.

The continuation of a difficult economic situation in the markets in which the Group operates and the uncertainties that characterize the financial markets necessitate giving special attention to the management of liquidity risk. In that sense measures taken to generate financial resources through operations and to maintain an adequate level of available liquidity are an important factor in ensuring normal operating conditions and addressing strategic challenges over the next few years. The Group therefore plans to meet its requirements to settle liabilities as they fall due and to cover expected capital expenditures by using cash flows from operations and available liquidity, renewing or refinancing bank loans and making recourse to the bond market and other forms of funding.

Interest rate risk and currency risk

As a multinational group that has operations throughout the world, the Group is exposed to market risks from fluctuations in foreign currency exchange and interest rates.

The exposure to foreign currency risk arises both in connection with the geographical distribution of the Group’s industrial activities compared to the markets in which it sells its products, and in relation to the use of external borrowing denominated in foreign currencies.

The exposure to interest rate risk arises from the need to fund industrial and financial operating activities and the necessity to deploy surplus funds. Changes in market interest rates may have the effect of either increasing or decreasing the Group’s net profit/(loss), thereby indirectly affecting the costs and returns of financing and investing transactions.

The Group regularly assesses its exposure to interest rate and foreign currency risk and manages those risks through the use of derivative financial instruments in accordance with its established risk management policies.

The Group’s policy permits derivatives to be used only for managing the exposure to fluctuations in exchange and interest rates connected with future cash flows and assets and liabilities, and not for speculative purposes.

The Group utilizes derivative financial instruments designated as fair value hedges, mainly to hedge:

■	the currency risk on financial instruments denominated in foreign currency;

■	the interest rate risk on fixed rate loans and borrowings.

The instruments used for these hedges are mainly currency swaps, forward contracts, interest rate swaps and combined interest rate and currency financial instruments.

The Group uses derivative financial instruments as cash flow hedges for the purpose of pre-determining:

■	the exchange rate at which forecasted transactions denominated in foreign currencies will be accounted for;

■

the interest paid on borrowings, both to match the fixed interest received on loans (customer financing activity), and to achieve a pre-defined mix of floating versus fixed rate funding structured loans.

CNH Industrial  Consolidated Financial Statements at December 31, 2014    122

The exchange rate exposure on forecasted commercial flows is hedged by currency swaps, forward contracts and currency options. Interest rate exposures are usually hedged by interest rate swaps and, in limited cases, by forward rate agreements.

Counterparties to these agreements are major and diverse financial institutions.

Information on the fair value of derivative financial instruments held at the balance sheet date is provided in Note 21 “Other financial assets and Other financial liabilities”.

Additional qualitative information on the financial risks to which the Group is exposed is provided in Note 33 “Information on financial risks”.

SCOPE OF CONSOLIDATION

The Consolidated Financial Statements of the Group as of December 31, 2014 include CNH Industrial N.V. and 192 consolidated subsidiaries in which CNH Industrial N.V., directly or indirectly, has a majority of the voting rights, over which it exercises control, or from which it is able to derive benefit by virtue of its power to govern corporate financial and operating policies. A total of 199 subsidiaries were consolidated at December 31, 2013.

Excluded from consolidation are 17 subsidiaries that are either dormant or generate a negligible volume of business: their proportion of the Group’s assets, liabilities, financial position and earnings is immaterial. In particular, 15 of such subsidiaries are accounted for using the cost method, and represent in aggregate less than 0.01 percent of Group revenues, equity and total assets.

The Group has not subsidiaries with material non-controlling interests and has no unconsolidated structured entities.

There have been no significant changes in the scope of consolidation during 2014.

Interests in joint ventures consist of 17 companies at December 31, 2014 (16 companies at December 31, 2013) and mainly include:

■

Turk Traktor Ve Ziraat Makineleri A.S., Turkey: listed entity (37.5% CNH Industrial and 37.5% Koç Holding) for the production of tractors under the Case IH Agriculture and New Holland Agriculture brands, and import and distribution of agricultural equipment in Turkey;

■

Naveco (Nanjing IVECO Motor Co.) Ltd, People’s Rep. of China: joint venture (50% Iveco S.p.A. and 50% Nanjing Automotive Corporation, a subsidiary of the SAIC Group) which designs, produces and sells Daily model and light trucks.

Interests in joint ventures are all accounted for using the equity method.

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Summarized financial information relating to the material joint ventures of the Group, prepared in accordance with IFRS, is as follows:

	At December 31, 2014		At December 31, 2013

($ million)	Naveco Ltd.	Turk Traktor Ve Ziraat Makineleri A.S.	Naveco Ltd.	Turk Traktor Ve Ziraat Makineleri A.S.

Cash and cash equivalents	434	142	463	66

Non-current assets	211	245	221	145

Current assets	665	448	699	382

Total Assets	1,310	835	1,383	593

Debt	256	298	230	95

Other liabilities	624	246	679	186

Total Liabilities	880	544	909	281

Total Equity	430	291	474	312

	2014		2013

($ million)	Naveco Ltd.	Turk Traktor Ve Ziraat Makineleri A.S.	Naveco Ltd.	Turk Traktor Ve Ziraat Makineleri A.S.

Net revenues	1,307	1,228	1,422	1,066

Depreciation and amortization	53	16	41	13

Trading profit/(loss)	8	140	57	168

Operating profit/(loss)	10	140	59	168

Net Financial income/(expenses)	11	(8)	9	(12)

Profit/(loss) before taxes	21	137	68	156

Income taxes	3	17	9	21

Profit/(loss) from continuing operations	18	120	59	135

Profit/(loss) from discontinued operations	-	-	-	-

Profit/(loss)	18	120	59	135

Total Other comprehensive income, net of tax	-	-	-	-

Total Comprehensive income	18	120	59	135

This summarized financial information may be reconciled to the carrying amount of the % interest held in the joint ventures as follows:

	At December 31, 2014		At December 31, 2013

($ million)	Naveco Ltd.	Turk Traktor Ve Ziraat Makineleri A.S.	Naveco Ltd.	Turk Traktor Ve Ziraat Makineleri A.S.

Total Equity	430	291	474	312

Group’s interest (%)	50.0	37.5	50.0	37.5

Pro-quota equity	215	109	237	117

Adjustments made by using the equity method	-	(2)	-	9

Carrying amount	215	107	237	126

Summarized financial information relating to the % interest held in the other joint ventures that are not individually material, is as follows:

($ million)	2014	2013

Profit/(loss) from continuing operations	21	36

Profit/(loss) from discontinued operations	-	-

Profit/(loss)	21	36

Total Other comprehensive income, net of tax	-	-

Total Comprehensive income	21	36

CNH Industrial  Consolidated Financial Statements at December 31, 2014    124

At December 31, 2014, 5 associates are accounted for using the equity method (6 associates at December 31, 2013), and mainly include CNH Industrial Capital Europe S.a.S. (49.9% CNH Industrial N. V. and 50.1% BNP Paribas Group), managing end-customer financing in Europe.

At December 31, 2014, 4 associates (4 associates at December 31, 2013), that are not individually material, are accounted for using the cost method.

Summarized financial information relating to CNH Industrial Capital Europe S.a.S., material associate of the Group, is as follows:

($ million)	At December 31, 2014	At December 31, 2013

Non-current assets	-	-

Current assets	2,836	2,492

Total Assets	2,836	2,492

Debt	2,465	2,117

Other liabilities	155	170

Total Liabilities	2,620	2,287

Total Equity	216	205

($ million)	2014	2013

Net revenues	79	66

Trading profit/(loss)	50	39

Operating profit/(loss)	50	39

Profit/(loss) before taxes	50	39

Profit/(loss) from continuing operations	33	28

Profit/(loss) from discontinued operations	-	-

Profit/(loss)	33	28

Total Other comprehensive income, net of tax	-	-

Total Comprehensive income	33	28

This summarized financial information may be reconciled to the carrying amount of the % interest held in the associate as follows:

($ million)	At December 31, 2014	At December 31, 2013

Total Equity	216	205

Group’s interest (%)	49.9	49.9

Pro-quota equity	108	102

Adjustments made by using the equity method	2	6

Carrying amount	110	108

Summarized financial information relating to the Group’s pro-rata interest in associates that are not individually material, accounted for using the equity method, is as follows:

($ million)	2014	2013

Profit/(loss) from continuing operations	(2)	8

Profit/(loss) from discontinued operations	-	-

Profit/(loss)	(2)	8

Total Other comprehensive income, net of tax	-	-

Total Comprehensive income	(2)	8

CNH Industrial  Consolidated Financial Statements at December 31, 2014    125

BUSINESS COMBINATIONS

On November 26, 2014, the Group completed the acquisition of substantially all of the assets of Miller-St. Nazianz, Inc. (“Miller”) for total consideration of $106 million. The acquisition was funded using existing cash balances. Miller is a leading manufacturer of precision spraying equipment. The results of the acquired business for the period from the acquisition date are included in the accompanying Consolidated Financial Statements and are reported in the Agricultural Equipment.

Of the $106 million purchase price, $12 million was attributable to accounts receivable, $18 million to inventory, $16 million to property, plant and equipment, $8 million to goodwill, $62 million to other intangible assets and $10 million to liabilities assumed. Any subsequent changes to the fair value of the assets and liabilities will be recorded as adjustments to those assets and liabilities and the residual amounts will be allocated to goodwill in 2015.

For the intangible assets acquired, the dealer network has a useful life of 20 years, trademarks have a useful life of 3 years, the order backlog has a useful life of 1 year, the patent portfolio has a useful life of 10 years, and developed technology has a useful life of 10 years.

Goodwill generated from the business acquisition is primarily attributable to access to Miller technology and expected synergies from geographic and network expansion, utilization of powertrain engines in Miller sprayers and cost savings as a result of increased purchasing power and operational synergies. Goodwill of $8 million is deductible for tax purposes.

No significant business combinations took place in 2013, except for the Merger described in the above section “Principal activities”.

CNH Industrial  Consolidated Financial Statements at December 31, 2014    126

COMPOSITION AND PRINCIPAL CHANGES

1. Net revenues

Net revenues may be analyzed as follows:

($ million)	2014	2013

Revenues from:

Sales of goods	30,556	31,920

Interest income from customers and other financial income of Financial Services	1,015	962

Rendering of services	799	814

Rents on assets sold with a buy-back commitment	274	300

Rents on operating lease	248	211

Other	65	24

Total Net revenues	32,957	34,231

2. Cost of sales
Cost of sales comprises the following:

($ million)	2014	2013

Interest cost and other financial charges from Financial Services	791	721

Other costs of sales	26,050	27,029

Total Cost of sales	26,841	27,750

3.   Selling, general and administrative costs

Selling costs amount to $1,284 million in 2014 ($1,372 million in 2013) and comprise mainly marketing, advertising and sales personnel costs.

General and administrative costs amount to $1,469 million in 2014 ($1,589 million in 2013) and comprise mainly expenses for administration which are not attributable to sales, production and research and development functions.

Selling, general and administrative costs decreased $ 208 million compared to 2013 mainly due to cost containment actions at Commercial Vehicles and Construction Equipment.

4.   Research and development costs

In 2014, Research and development costs of $878 million ($797 million in 2013) comprise all the research and development costs not recognized as assets in the year, amounting to $446 million ($481 million in 2013), the depreciation of capitalized development costs of $12 million (zero million in 2013) and the amortization of capitalized development costs of $420 million ($316 million in 2013). During 2014, the Group incurred new expenditure for capitalized development costs of $676 million ($759 million in 2013).

5.   Other income/(expenses)

This item consists of miscellaneous operating costs which cannot be allocated to specific functional areas, such as indirect taxes and duties, and accruals for various provisions not attributable to other items of Cost of sales or Selling, general and administrative costs, net of income arising from trading operations which is not attributable to the sale of goods and services.

6.   Gains/(losses) on the disposal of investments

Gains/(losses) on the disposal of investments amount to zero in 2014. In 2013, this item mainly included an additional loss of $26 million on the sale of the investment in Kobelco Construction Machinery Co. occurred in 2012, following an adverse ruling issued by the arbitrator on the price of the transaction.

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7.   Restructuring costs

In 2014, restructuring costs amounted to $192 million, as part of the Group’s Efficiency Program announced in July 2014. Agricultural Equipment recorded $46 million primarily for the planned closure of a 60% owned joint venture in China and cost reduction activities as a result of negative demand conditions. Construction Equipment recorded $43 million restructuring costs mainly due to the realignment of the dealer networks in EMEA as a result of the re-positioning of the Case and New Holland brand offerings, and the announced closure of an assembly plant in Calhoun, Georgia, USA. Commercial Vehicles recorded $103 million mainly due to actions to reduce SG&A costs and business support costs as a result of the transition to CNH Industrial’s regional structure, and costs related to the completion of manufacturing product specialization programs. For 2013, restructuring costs were $54 million, mainly related to Commercial Vehicles as a consequence of the actions initiated in 2012 to rationalize the heavy truck and firefighting businesses.

8.   Other unusual income/(expenses)

Other unusual expenses were $40 million in 2014, mainly due to the closure of an indirect taxes claim, to costs for the rationalization of strategic suppliers and other minor items. In 2013, Other unusual expenses amounted to $77 million, mainly including expenses related to the dissolution of the previous joint venture with Barclays and its consolidation into the Group’s Financial Services business of $41 million, as well as costs for the rationalization of strategic suppliers.

9.   Financial income/(expenses)

In addition to the items forming part of the specific lines of profit or loss, the following analysis of Net financial income/(expenses) in 2014 also takes into account the Interest income from customers and other financial income of Financial Services included in Net revenues for $1,015 million ($962 million in 2013) and the costs incurred by Financial Services included in Interest expense and other financial charges from Financial Services included in Cost of sales for $791 million ($721 million in 2013).

A reconciliation to the income statement is provided under the following table.

($ million)	2014	2013

Financial income:

Interest income and other financial income	67	55

Interest income from customers and other financial income of Financial Services	1,015	962

Total financial income	1,082	1,017

of which:

Financial income, excluding Financial Services (a)	67	55

Interest and other financial expenses:

Interest cost and other financial expenses	1,269	1,186

Write-downs of financial assets	151	124

Interest costs on employee benefits	82	82

Total interest and other financial expenses	1,502	1,392

Net (income)/expenses from derivative financial instruments and exchange differences	132	(1)

Total interest and other financial expenses, net (income)/expenses from derivative financial instruments and exchange differences	1,634	1,391

of which:

Interest and other financial expenses, effects resulting from derivative financial instruments and exchange differences, excluding Financial Services (b)	843	670

Net financial income/(expenses) excluding Financial Services (a) - (b)	(776)	(615)

Interest earned and other financial income may be analyzed as follows:

($ million)	2014	2013

Interest income from banks	18	15

Other interest income and financial income	49	40

Total Interest income and other financial income	67	55

CNH Industrial  Consolidated Financial Statements at December 31, 2014    128

Interest cost and other financial expenses may be analyzed as follows:

($ million)	2014	2013

Interest expenses on bonds	458	494

Bank interest expenses	326	225

Interest expenses on trade payables	1	1

Commission expenses	16	17

Other interest cost and other financial expenses	468	449

Total Interest cost and other financial expenses	1,269	1,186

Interest cost and other financial expenses includes in 2014 a pre-tax charge of $71 million due to the re-measurement of Venezuelan assets denominated in bolivares following the changes in Venezuela’s exchange rate mechanism.

Other interest cost and other financial expenses include, amongst other things, interest cost on asset-backed financing.

10. Result from investments

In 2014 the net gain of $91 million (a net gain amounting to $136 million in 2013) includes the Group’s share of $90 million ($135 million in 2013) in the net profit or loss of the investees accounted for using the equity method, and a net gain of $1 million (net gain of $1 million in 2013) consisting of impairment losses and reversals of impairment losses, accruals to the investment provision and dividend income. In detail the item mainly includes: entities of Agricultural Equipment $75 million ($91 million in 2013), entities of Construction Equipment zero (zero in 2013), entities of Commercial Vehicles $-2 million ($30 million in 2013) and entities of Financial Services $18 million ($15 million in 2013). In particular, in 2014 dividend income includes: Turk Traktor Ve Ziraat Makineleri A.S. $52 million ($41 million in 2013), Naveco Ltd $25 million ($23 million in 2013) and CNH Industrial Capital Europe S.a.S. zero ($6 million in 2013).

11. Income taxes

Income taxes recognized in the consolidated income statement consist of the following:

($ million)	2014	2013

Current taxes	568	808

Deferred taxes	68	(41)

Taxes relating to prior periods	(70)	17

Total Income taxes	566	784

Taxes relating to prior periods include the costs arising from certain disputes with tax authorities net of adjustments to tax contingency reserves.

The effective tax rate for 2014 was 38.2% (effective tax rate of 39.2% in 2013). The decrease of the effective tax rate in 2014 was primarily due to the net result of the exceptional pre-tax charge relating to the re-measurement of Venezuelan assets recognized in 2014, for which no corresponding tax benefit was recorded, that was more than offset by the favorable resolution of tax audits recorded during 2014.

CNH Industrial  Consolidated Financial Statements at December 31, 2014    129

The reconciliation between the tax charges recorded in the Consolidated Financial Statements and the product of the Profit before taxes multiplied by the applicable tax rate is as follows:

($ million)	2014	2013

Statutory income taxes	319	465

Tax effect of permanent differences	10	8

Taxes relating to prior years	(70)	17

Difference between foreign tax rates and the statutory tax rate	171	272

Deferred taxes relating to prior years	(70)	(72)

Deferred tax assets not recognized	104	120

Use of tax losses for which no deferred tax assets were recognized	(1)	(39)

Other differences	103	13

Current and deferred income tax recognized in the Consolidated Financial Statements	566	784

In the tax rate reconciliation the applicable tax rate (average UK tax rate) is 21.5% for 2014 and 23.25% for 2013. Permanent differences in the above reconciliations include the tax effect of non-taxable income of $166 million in 2014 ($219 million in 2013) and of non-deductible costs of $176 million in 2014 ($227 million in 2013).

In 2014, deferred tax assets had an overall negative effect of $33 million on the reconciliation as the result of the non-recognition of deferred tax assets on temporary differences and tax losses arising during the year of $104 million, partially offset by the recognition of previously unrecognized deferred tax assets of $71 million.

In 2013, deferred tax assets had an overall negative effect of $9 million on the reconciliation as the result of the non-recognition of deferred tax assets on temporary differences and tax losses arising during the year of $120 million, partially offset by the recognition of previously unrecognized deferred tax assets of $111 million.

Other differences include local taxes, including Italy IRAP taxes.

CNH Industrial recognizes in its consolidated statement of financial position within Deferred tax asset, the amount of Deferred tax assets less the Deferred tax liabilities of the individual consolidated companies, where these may be offset. Amounts recognized are as follows:

($ million)	At December 31, 2014	At December 31, 2013

Deferred tax assets	1,655	1,672

Deferred tax liabilities	(399)	(302)

Total	1,256	1,370

The decrease of $114 million in net deferred tax assets is mainly due to the following:

■	for $75 million to the positive tax effect of items recognized directly in equity;

■

for $68 million to the negative effect recognized in profit or loss of the utilization, net of valuation allowances, of deferred tax assets/liabilities recognized on temporary differences and tax losses arising during the year; and

■	for $121 million to the negative effect of foreign exchange differences (exchange losses of $136 million) and other changes (increases of $15 million).

CNH Industrial  Consolidated Financial Statements at December 31, 2014    130

In 2014 and 2013, Deferred tax assets, net of Deferred tax liabilities may be analyzed by source as follows:

($ million)	At December 31, 2013	Recognized in income statement	Charged to equity	Translation differences and other changes	At December 31, 2014

Deferred tax assets arising from:

Taxed provisions	1,061	84	-	(88)	1,057

Inventories	237	20	-	(12)	245

Taxed allowances for doubtful accounts	229	(2)	-	(27)	200

Provision for employee benefits	561	(54)	13	53	573

Intangible assets	232	(44)	-	(26)	162

Write-downs of financial assets	95	(15)	-	(10)	70

Measurement of derivative financial instruments	(21)	66	4	-	49

Other	374	26	6	(40)	366

Total	2,768	81	23	(150)	2,722

Deferred tax liabilities arising from:

Accelerated depreciation	(466)	(101)	-	6	(561)

Deferred tax on gains on disposal	-	-	-	-	-

Inventories	(134)	(4)	-	3	(135)

Provision from employee benefits	(17)	1	2	2	(12)

Capitalisation of development costs	(477)	(51)	-	28	(500)

Other	(339)	(77)	59	23	(334)

Total	(1,433)	(232)	61	62	(1,542)

Theoretical tax benefit arising from tax loss carryforwards	719	132	2	(33)	820

Adjustments for assets whose recoverability is not probable	(684)	(49)	(11)	-	(744)

Total Deferred tax assets, net of Deferred tax liabilities	1,370	(68)	75	(121)	1,256

The decision to recognize Deferred tax assets is taken for each company in the Group by assessing critically whether the conditions exist for the future recoverability of such assets on the basis of updated strategic plans, accompanied by the related tax plans. For this reason, the total theoretical future tax benefits arising from deductible temporary differences of $2,722 million at December 31, 2014 and of $2,768 million at December 31, 2013 and tax loss carryforwards of $820 million at December 31, 2014 and of $719 million at December 31, 2013 have been reduced by $744 million at December 31, 2014 and by $684 million at December 31, 2013.

In particular, Deferred tax assets, net of Deferred tax liabilities, include $343 million at December 31, 2014 ($305 million at December 31, 2013) of tax benefits arising from tax loss carryforwards. At December 31, 2014, a further tax benefit of $477 million ($414 million at December 31, 2103) arising from tax loss carryforwards has not been recognized.

Deferred taxes have not been provided on the undistributed earnings of subsidiaries since the Group is able to control the timing of the distribution of these reserves and it is probable that they will not be distributed in the foreseeable future.

The totals of deductible and taxable temporary differences and accumulated tax losses at December 31, 2014, together with the amounts for which deferred tax assets have not been recognized, analyzed by year of expiry, are as follows:

		Year of expiry
($ million)	Total at December 31, 2014	2015	2016	2017	2018	Beyond 2018	Unlimited/ indeterminable

Temporary differences and tax losses:

Deductible temporary differences	10,162	4,190	1,610	1,479	1,172	1,704	7

Taxable temporary differences	(4,617)	(760)	(969)	(961)	(877)	(994)	(56)

Tax losses	3,596	29	23	29	683	523	2,309

Temporary differences and tax losses for which deferred tax assets have not been recognized	(3,923)	(331)	(282)	(362)	(970)	(793)	(1,185)

Temporary differences and tax losses	5,218	3,128	382	185	8	440	1,075

CNH Industrial  Consolidated Financial Statements at December 31, 2014    131

12. Other information by nature

The income statement includes personnel costs for $4,552 million in 2014 ($4,662 million in 2013).

An analysis of the average number of employees by category is as follows:

	2014	2013

Managers	890	889

White-collar	24,839	24,165

Blue-collar	44,770	44,980

Average number of employees	70,499	70,034

13. Earnings per share

The basic earnings per common share for 2014 and 2013 is determined by dividing the Profit/(loss) attributable to the owners of the parent by the weighted average number of common shares outstanding during the year.

For 2013, newly issued CNH Industrial N.V. common shares were counted for three months only, consistently with the accounting treatment of the mergers of Fiat Industrial S.p.A. and CNH Global N.V. with and into CNH Industrial N.V. (completed on September 29, 2013).

The special voting shares have minimal economic entitlements as the purpose of the special voting shares is to grant long-term shareholders with an extra voting right by means of granting an additional special voting share, without granting such shareholders with any additional economic rights. However, as a matter of Dutch law, such special voting shares cannot be fully excluded from economic entitlements. Therefore, the Articles of Association provide that only a minimal dividend accrues to the special voting shares, which is not distributed, but allocated to a separate special dividend reserve. The impact of this special voting dividend reserve on the earnings per share of the common shares is not material. For more detailed information on the composition of share capital, refer to Note 24 “Equity”.

The following table sets out the Profit/(loss) attributable to the owners of the parent and the weighted average number of common shares outstanding used to calculate basic earnings per share for 2014 and 2013:

		2014	2013

Profit/(loss) attributable to the owners of the parent	$ million	917	1,048

Weighted average number of common shares outstanding during the year – basic	thousand	1,354,008	1,255,082

Basic earnings per common share	$	0.68	0.83

The diluted earnings per common share for 2014 and 2013 has been determined by increasing the weighted average number of common shares outstanding to take into consideration the dilutive share equivalents outstanding during each period, deriving from the CNH Industrial share-based payments awards.

In connection with the Merger, CNH Industrial N.V. assumed the sponsorship of the share-based payment awards issued on Fiat Industrial S.p.A. shares and on CNH Global N.V. shares. The diluted earnings per share for 2013 has been determined by increasing the weighted average number of common shares outstanding to take into consideration the theoretical effect, counted for three months only for the reasons above specified, that would arise if the share-based payments awards on CNH Industrial N.V. shares have been exercised.

The following table sets out for 2014 and 2013 the Profit/(loss) attributable to the owners of the parent and the weighted average number of common shares outstanding during the period used in the calculation of diluted earnings per share:

		2014	2013

Profit/(loss) attributable to the owners of the parent	$ million	917	1,048

Weighted average number of common shares outstanding during the year – diluted (a)	thousand	1,359,501	1,256,546

Diluted earnings per common share	$	0.68	0.83

(a)

At December 31, 2014, approximately 2.9 million shares of Restricted Shares and 1.5 million of shares of Stock option plans were outstanding but not included in the calculation of diluted earnings per share as the impact of these shares would have been anti-dilutive.

CNH Industrial  Consolidated Financial Statements at December 31, 2014    132

14. Intangible assets

In 2014 and in 2013 changes in the gross carrying amount of Intangible assets were as follows:

($ million)	At December 31, 2013	Additions	Divestitures	Translation differences and other changes	At December 31, 2014

Goodwill	3,163	-	-	(22)	3,141

Trademarks and other intangible assets with indefinite useful lives	293	2	-	-	295

Development costs externally acquired	1,183	115	-	(232)	1,066

Development costs internally generated	4,271	561	(49)	(310)	4,473

Total Development costs	5,454	676	(49)	(542)	5,539

Patents, concessions and licenses externally acquired	992	43	-	(65)	970

Other intangible assets externally acquired	736	69	(1)	22	826

Advances and intangible assets in progress externally acquired	29	14	-	(25)	18

Total gross carrying amount of Intangible assets	10,667	804	(50)	(632)	10,789

($ million)	At December 31, 2012	Additions	Divestitures	Translation differences and other changes	At December 31, 2013

Goodwill	3,197	-	-	(34)	3,163

Trademarks and other intangible assets with indefinite useful lives	293	-	-	-	293

Development costs externally acquired	983	150	-	50	1,183

Development costs internally generated	3,602	609	(18)	78	4,271

Total Development costs	4,585	759	(18)	128	5,454

Patents, concessions and licenses externally acquired	940	20	(1)	33	992

Other intangible assets externally acquired	655	69	(25)	37	736

Advances and intangible assets in progress externally acquired	15	17	-	(3)	29

Total gross carrying amount of Intangible assets	9,685	865	(44)	161	10,667

CNH Industrial  Consolidated Financial Statements at December 31, 2014    133

In 2014 and in 2013 changes in accumulated amortization and impairment losses were as follows:

($ million)	At December 31, 2013	Amorti- zation	Impairment losses	Divestitures	Translation differences and other changes	At December 31, 2014

Goodwill	649	-	-	-	(2)	647

Trademarks and other intangible assets with indefinite useful lives	60	-	-	-	-	60

Development costs externally acquired	648	70	12	-	(93)	637

Development costs internally generated	1,944	350	13	(35)	(189)	2,083

Total Development costs	2,592	420	25	(35)	(282)	2,720

Patents, concessions and licenses externally acquired	806	48	-	-	(71)	783

Other intangible assets externally acquired	514	60	-	-	(26)	548

Advances and intangible assets in progress externally acquired	-	-	-	-	-	-

Total accumulated amortization and impairment of Intangible assets	4,621	528	25	(35)	(381)	4,758

($ million)	At December 31, 2012	Amorti- zation	Impairment losses	Divestitures	Translation differences and other changes	At December 31, 2013

Goodwill	682	-	-	-	(33)	649

Trademarks and other intangible assets with indefinite useful lives	60	-	-	-	-	60

Development costs externally acquired	519	102	-	-	27	648

Development costs internally generated	1,705	214	-	(16)	41	1,944

Total Development costs	2,224	316	-	(16)	68	2,592

Patents, concessions and licenses externally acquired	728	53	-	-	25	806

Other intangible assets externally acquired	484	48	-	(21)	3	514

Advances and intangible assets in progress externally acquired	-	-	-	-	-	-

Total accumulated amortization and impairment of Intangible assets	4,178	417	-	(37)	63	4,621

CNH Industrial  Consolidated Financial Statements at December 31, 2014    134

In 2014 and in 2013 changes in the net carrying amount of Intangible assets were as follows:

($ million)	At December 31, 2013	Additions	Amorti- zation	Impairment losses	Divesti- tures	Translation differences and other changes	At December 31, 2014

Goodwill	2,514	-	-	-	-	(20)	2,494

Trademarks and other intangible assets with indefinite useful lives	233	2	-	-	-	-	235

Development costs externally acquired	535	115	(70)	(12)	-	(139)	429

Development costs internally generated	2,327	561	(350)	(13)	(14)	(121)	2,390

Total Development costs	2,862	676	(420)	(25)	(14)	(260)	2,819

Patents, concessions and licenses externally acquired	186	43	(48)	-	-	6	187

Other intangible assets externally acquired	222	69	(60)	-	(1)	48	278

Advances and intangible assets in progress externally acquired	29	14	-	-	-	(25)	18

Total net carrying amount of Intangible assets	6,046	804	(528)	(25)	(15)	(251)	6,031

($ million)	At December 31, 2012	Additions	Amorti- zation	Impairment losses	Divesti- tures	Translation differences and other changes	At December 31, 2013

Goodwill	2,515	-	-	-	-	(1)	2,514

Trademarks and other intangible assets with indefinite useful lives	233	-	-	-	-	-	233

Development costs externally acquired	464	150	(102)	-	-	23	535

Development costs internally generated	1,897	609	(214)	-	(2)	37	2,327

Total Development costs	2,361	759	(316)	-	(2)	60	2,862

Patents, concessions and licenses externally acquired	212	20	(53)	-	(1)	8	186

Other intangible assets externally acquired	171	69	(48)	-	(4)	34	222

Advances and intangible assets in progress externally acquired	15	17	-	-	-	(3)	29

Total net carrying amount of Intangible assets	5,507	865	(417)	-	(7)	98	6,046

Foreign exchange losses of $327 million in 2014 (gains of $54 million in 2013) principally reflect the devaluation of the euro against the U.S. dollar.

CNH Industrial  Consolidated Financial Statements at December 31, 2014    135

Goodwill, trademarks and intangible assets with indefinite useful lives

Goodwill is allocated to the Group’s cash-generating units identified as the Group’s operating segments. The following table presents the allocation of goodwill across the segments:

($ million)	At December 31, 2014	At December 31, 2013

Agricultural Equipment	1,704	1,709

Construction Equipment	588	588

Commercial Vehicles	61	72

Powertrain	5	6

Financial Services	136	139

Goodwill net carrying amount	2,494	2,514

Trademarks and Other intangible assets with indefinite useful lives are mainly attributable to Agricultural Equipment and Construction Equipment and consist of acquired trademarks and similar rights which have no legal, contractual, competitive or economic factors that limit their useful lives. For the purposes of impairment testing, these assets were attributed to the respective cash-generating units. No impairment loss was recognized.

The vast majority of goodwill, representing approximately 92% of the total, relates to Agricultural Equipment (68%) and to Construction Equipment (24%), where the cash-generating units considered for the testing of the recoverability of the goodwill are the segments.

To determine the recoverable amount of these cash-generating units, multiple valuation methodologies are used, relying largely on an income approach but also incorporating value indicators from a market approach.

Under the income approach, the recoverable amount of a cash-generating unit is calculated based on the present value of estimated future cash flows. The income approach is dependent on several critical management assumptions, including estimates of future sales, gross margins, operating costs, income tax rates, terminal value growth rates, capital expenditures, changes in working capital requirements and the weighted average cost of capital (discount rate). Discount rate assumptions include an assessment of the risk inherent in the future cash flows of the respective cash-generating units. The following discount rates before taxes as of December 31, 2014 and 2013 were selected:

	2014	2013

Agricultural Equipment	17.4%	17.4%

Construction Equipment	14.3%	15.4%

Financial Services	22.6%	20.2%

Expected cash flows used under the income approach are developed in conjunction with the Group budgeting and forecasting processes. The Group uses nine years of expected cash flows for the Agricultural Equipment and Construction Equipment cash-generating units and four years of expected cash flows for the Financial Services cash-generating unit as management believes that these periods generally reflect the underlying market cycles for its businesses. Under the market approach, the Group estimates the recoverable amount of the Agricultural Equipment and Construction Equipment cash-generating units using revenue and EBITDA multiples and estimates the recoverable amount of the Financial Services cash-generating unit using book value, tangible book value and interest margin multiples. The multiples are derived from comparable publicly-traded companies with similar operating and investment characteristics as the respective cash-generating units. The guideline company method makes use of market price data of corporations whose stock is actively traded in a public, free and open market, either on an exchange or over-the counter basis. Although it is clear no two companies are entirely alike, the corporations selected as guideline companies must be engaged in the same, or a similar, line of business or be subject to similar financial and business risks, including the opportunity for growth.

A terminal value is included at the end of the projection period used in the discounted cash flow analyses in order to reflect the remaining value that each cash-generating unit is expected to generate. The terminal value represents the present value in the last year of the projection period of all subsequent cash flows into perpetuity. The terminal value growth rate is a key assumption used in determining the terminal value as it represents the annual growth of all subsequent cash flows into perpetuity. The terminal value growth rate for the Agricultural Equipment cash-generating unit was 1% in 2014 and 2013, respectively, and for Construction Equipment was 3% in 2014 and 2013, respectively. The terminal value growth rate for Financial Services was 1.5% in 2014 and 2013, respectively.

CNH Industrial  Consolidated Financial Statements at December 31, 2014    136

As of December 31, 2014, the estimated recoverable amount, calculated using the above method, of the Agricultural Equipment and Financial Services cash-generating units substantially exceeded the respective carrying values. The Construction Equipment cash-generating unit’s excess of recoverable amount over carrying value was approximately 7%. A 0.8% increase in the discount rate, holding all other assumptions constant, or a further decline in market demand for construction equipment could result in an impairment loss in future reporting periods.

The results obtained for the Commercial Vehicles and related sensitivity analyses confirmed the absence of an impairment loss.

Finally, the estimates and budget data to which the above mentioned parameters have been applied are those determined by management based on past performance and expectations of developments in the markets in which the Group operates. Estimating the recoverable amount of cash generating units requires discretion and the use of estimates by management. The Group cannot guarantee that there will be no goodwill impairment in future periods. Circumstances and events, which could potentially cause further impairment losses, are constantly monitored by the Group.

Development costs

The amortization of development costs and impairment losses are reported in the income statement as Research and development costs.

Development costs are tested for impairment at the cash-generating unit level.

15. Property, plant and equipment

In 2014 and in 2013, changes in the gross carrying amount of Property, plant and equipment were as follows:

($ million)	At December 31, 2013	Additions	Divestitures	Translation differences	Other changes	At December 31, 2014

Land	331	-	(2)	(28)	(1)	300

Owned industrial buildings	3,083	132	(45)	(277)	58	2,951

Industrial buildings leased under finance leases	64	5	-	(6)	(8)	55

Total Industrial buildings	3,147	137	(45)	(283)	50	3,006

Owned plant, machinery and equipment	8,387	620	(109)	(869)	234	8,263

Plant, machinery and equipment leased under finance leases	94	12	-	(12)	-	94

Total Plant, machinery and equipment	8,481	632	(109)	(881)	234	8,357

Assets sold with a buy-back commitment	2,611	793	(143)	(330)	(389)	2,542

Owned other tangible assets	960	40	(13)	(86)	(34)	867

Other tangible assets leased under finance leases	-	-	-	-	1	1

Total Other tangible assets	960	40	(13)	(86)	(33)	868

Advances and tangible assets in progress	516	85	(11)	(22)	(355)	213

Total gross carrying amount of Property, plant and equipment	16,046	1,687	(323)	(1,630)	(494)	15,286

CNH Industrial  Consolidated Financial Statements at December 31, 2014    137

($ million)	At December 31, 2012	Additions	Divestitures	Translation differences	Other changes	At December 31, 2013

Land	304	1	(1)	3	24	331

Owned industrial buildings	2,780	189	(11)	34	91	3,083

Industrial buildings leased under finance leases	52	10	-	1	1	64

Total Industrial buildings	2,832	199	(11)	35	92	3,147

Owned plant, machinery and equipment	8,015	369	(387)	156	234	8,387

Plant, machinery and equipment leased under finance leases	81	13	(1)	4	(3)	94

Total Plant, machinery and equipment	8,096	382	(388)	160	231	8,481

Assets sold with a buy-back commitment	2,059	796	-	104	(348)	2,611

Owned other tangible assets	943	23	(47)	15	26	960

Other tangible assets leased under finance leases	3	-	(3)	-	-	-

Total Other tangible assets	946	23	(50)	15	26	960

Advances and tangible assets in progress	324	515	(2)	4	(325)	516

Total gross carrying amount of Property, plant and equipment	14,561	1,916	(452)	321	(300)	16,046

CNH Industrial  Consolidated Financial Statements at December 31, 2014    138

In 2014 and in 2013, changes in accumulated depreciation and impairment losses were as follows:

($ million)	At December 31, 2013	Depreciation	Impairment losses	Divestitures	Translation differences	Other changes	At December 31, 2014

Land	4	-	-	-	-	1	5

Owned industrial buildings	1,627	109	-	(38)	(158)	(38)	1,502

Industrial buildings leased under finance leases	8	1	-	-	(1)	(2)	6

Total Industrial buildings	1,635	110	-	(38)	(159)	(40)	1,508

Owned plant, machinery and equipment	6,052	455	-	(103)	(649)	(10)	5,745

Plant, machinery and equipment leased under finance leases	30	6	-	-	-	-	36

Total Plant, machinery and equipment	6,082	461	-	(103)	(649)	(10)	5,781

Assets sold with a buy-back commitment	611	250	22	(62)	(80)	(152)	589

Owned other tangible assets	747	52	-	(16)	(73)	(40)	670

Other tangible assets leased under finance leases	-	-	-	-	-	-	-

Total Other tangible assets	747	52	-	(16)	(73)	(40)	670

Advances and tangible assets in progress	-	-	-	-	-	-	-

Total accumulated depreciation and impairment of Property, plant and equipment	9,079	873	22	(219)	(961)	(241)	8,553

($ million)	At December 31, 2012	Depreciation	Impairment losses	Divestitures	Translation differences	Other changes	At December 31, 2013

Land	4	-	-	-	-	-	4

Owned industrial buildings	1,502	97	-	(9)	37	-	1,627

Industrial buildings leased under finance leases	7	1	-	-	-	-	8

Total Industrial buildings	1,509	98	-	(9)	37	-	1,635

Owned plant, machinery and equipment	5,830	426	-	(372)	148	20	6,052

Plant, machinery and equipment leased under finance leases	25	6	-	(1)	1	(1)	30

Total Plant, machinery and equipment	5,855	432	-	(373)	149	19	6,082

Assets sold with a buy-back commitment	442	274	37	-	24	(166)	611

Owned other tangible assets	717	50	-	(45)	17	8	747

Other tangible assets leased under finance leases	2	-	-	(2)	-	-	-

Total Other tangible assets	719	50	-	(47)	17	8	747

Advances and tangible assets in progress	-	-	-	-	-	-	-

Total accumulated depreciation and impairment of Property, plant and equipment	8,529	854	37	(429)	227	(139)	9,079

CNH Industrial  Consolidated Financial Statements at December 31, 2014    139

In 2014 and in 2013, changes in the net carrying amount of Property, plant and equipment were as follows:

($ million)	At December 31, 2013	Additions	Depreciation	Impairment losses	Divestitures	Translation differences	Other changes	At December 31, 2014

Land	327	-	-	-	(2)	(28)	(2)	295

Owned industrial buildings	1,456	132	(109)	-	(7)	(119)	96	1,449

Industrial buildings leased under finance leases	56	5	(1)	-	-	(5)	(6)	49

Total Industrial buildings	1,512	137	(110)	-	(7)	(124)	90	1,498

Owned plant, machinery and equipment	2,335	620	(455)	-	(6)	(220)	244	2,518

Plant, machinery and equipment leased under finance leases	64	12	(6)	-	-	(12)	-	58

Total Plant, machinery and equipment	2,399	632	(461)	-	(6)	(232)	244	2,576

Assets sold with a buy-back commitment	2,000	793	(250)	(22)	(81)	(250)	(237)	1,953

Owned other tangible assets	213	40	(52)	-	3	(13)	6	197

Other tangible assets leased under finance leases	-	-	-	-	-	-	1	1

Total Other tangible assets	213	40	(52)	-	3	(13)	7	198

Advances and tangible assets in progress	516	85	-	-	(11)	(22)	(355)	213

Total net carrying amount of Property, plant and equipment	6,967	1,687	(873)	(22)	(104)	(669)	(253)	6,733

($ million)	At December 31, 2012	Additions	Depreciation	Impairment losses	Divestitures	Translation differences	Other changes	At December 31, 2013

Land	300	1	-	-	(1)	3	24	327

Owned industrial buildings	1,278	189	(97)	-	(2)	(3)	91	1,456

Industrial buildings leased under finance leases	45	10	(1)	-	-	1	1	56

Total Industrial buildings	1,323	199	(98)	-	(2)	(2)	92	1,512

Owned plant, machinery and equipment	2,185	369	(426)	-	(15)	8	214	2,335

Plant, machinery and equipment leased under finance leases	56	13	(6)	-	-	3	(2)	64

Total Plant, machinery and equipment	2,241	382	(432)	-	(15)	11	212	2,399

Assets sold with a buy-back commitment	1,617	796	(274)	(37)	-	80	(182)	2,000

Owned other tangible assets	226	23	(50)	-	(2)	(2)	18	213

Other tangible assets leased under finance leases	1	-	-	-	(1)	-	-	-

Total Other tangible assets	227	23	(50)	-	(3)	(2)	18	213

Advances and tangible assets in progress	324	515	-	-	(2)	4	(325)	516

Total net carrying amount of Property, plant and equipment	6,032	1,916	(854)	(37)	(23)	94	(161)	6,967

CNH Industrial  Consolidated Financial Statements at December 31, 2014    140

Additions of $1,687 million in 2014 mainly relate to Agricultural Equipment, Construction Equipment and Commercial Vehicles.

During 2014 Commercial Vehicles recognized impairment losses on Assets sold with a buy-back commitment for an amount of $22 million ($37 million in 2013) in order to align their carrying amount to market value. These losses are fully recognized in Cost of sales.

The column Other changes mainly includes the reclassification of the prior year balances for Advances and tangible assets in progress to the appropriate categories when the assets were effectively acquired and put into operation, as well as the reclassification to Inventory of Assets sold with a buy-back commitment that are held for sale at the agreement expiry date of $237 million.

At December 31, 2014, land and industrial buildings of the Group pledged as security for debt amounted to $93 million ($101 million at December 31, 2013); plant, machinery and equipment pledged as security for debt and other commitments amounted to $98 million ($103 million at December 31, 2013) and other assets pledged as security for debt and other commitments amounted to $1 million (zero at December 31, 2013); these relate to suppliers’ assets recognized in the Consolidated Financial Statements in accordance with IFRIC 4, with the simultaneous recognition of a financial lease payable.

At December 31, 2014, the Group had contractual commitments for the acquisition of property, plant and equipment amounting to $397 million ($348 million at December 31, 2013).

16. Investments and other financial assets

($ million)	At December 31, 2014	At December 31, 2013

Investments accounted for using the equity method	633	674

Investments at cost	12	7

Total Investments	645	681

Other securities	1	1

Non-current financial receivables	44	76

Total Investments and other financial assets	690	758

Investments

Changes in Investments in 2014 and in 2013 are set out below:

($ million)	At December 31, 2013	Revaluations/ (Write-downs)	Acquisitions and capitalizations	Translation differences	Disposals and other changes	At December 31, 2014

Investments in:

Unconsolidated subsidiaries	8	-	2	(1)	3	12

Joint ventures	526	76	5	(32)	(86)	489

Associates	147	14	-	(12)	(5)	144

Total Investments	681	90	7	(45)	(88)	645

($ million)	At December 31, 2012	Revaluations/ (Write-downs)	Acquisitions and capitalizations	Translation differences	Disposals and other changes	At December 31, 2013

Investments in:

Unconsolidated subsidiaries	10	(2)	-	-	-	8

Joint ventures	473	116	33	(24)	(72)	526

Associates	137	21	-	-	(11)	147

Total Investments	620	135	33	(24)	(83)	681

Revaluations and Write-downs include the Group’s share of the profit or loss for the year of investments accounted for using the equity method for an amount of $90 million in 2014 ($135 million in 2013).

Disposals and other changes, a decrease of $88 million in 2014, mainly consist of dividends by companies accounted for using the equity method. The item Investments in joint ventures comprises the following:

CNH Industrial  Consolidated Financial Statements at December 31, 2014    141

	At December 31, 2014		At December 31, 2013

	% of interest	($ million)	% of interest	($ million)

Naveco (Nanjing Iveco Motor Co.) Ltd.	50.0	215	50.0	237

Turk Traktor Ve Ziraat Makineleri A.S.	37.5	107	37.5	126

Other Joint ventures:

New Holland HFT Japan Inc.	50.0	69	50.0	63

CNH de Mexico SA de CV	50.0	30	50.0	30

SAIC Iveco Investment Company Limited	50.0	63	50.0	61

Other		5		9

Total Other Joint ventures		167		163

Total Investments in joint ventures		489		526

The item Investments in associates comprises the following:
	At December 31, 2014		At December 31, 2013

	% of interest	($ million)	% of interest	($ million)

CNH Industrial Capital Europe S.a.S.	49.9	110	49.9	108

Other associates:

Al-Ghazi Tractors Ltd.	43.2	34	43.2	31

Other		-		8

Total Other associates		34		39

Total Investments in associates		144		147

At December 31, 2014, the fair value of Investments in main listed joint ventures and listed associates, based on prices quoted on regulated markets, is as follows:

($ million)	Carrying value	Fair value

Turk Traktor Ve Ziraat Makineleri A.S.	107	659

At December 31, 2014 and 2013, no Non-current financial receivables had been pledged as security for loans.

17. Leased assets

This item changed as follows in 2014 and 2013:

($ million)	At December 31, 2013	Additions	Depreciation	Translation differences	Disposals and other changes	At December 31, 2014

Gross carrying amount	1,343	1,021	-	(46)	(504)	1,814

Less: Depreciation and impairment	(284)	-	(159)	17	130	(296)

Net carrying amount of Leased assets	1,059	1,021	(159)	(29)	(374)	1,518

($ million)	At December 31, 2012	Additions	Depreciation	Translation differences	Disposals and other changes	At December 31, 2013

Gross carrying amount	1,070	643	-	(13)	(357)	1,343

Less: Depreciation and impairment	(249)	-	(140)	1	104	(284)

Net carrying amount of Leased assets	821	643	(140)	(12)	(253)	1,059

CNH Industrial  Consolidated Financial Statements at December 31, 2014    142

At December 31, 2014 minimum lease payments from non-cancellable operating lease amount to $357 million ($314 million at December 31, 2013) and fall due as follows:

($ million)	At December 31, 2014	At December 31, 2013

Within one year	162	145

Between one and five years	192	160

Beyond five years	3	9

Total Minimum lease payments	357	314

Assets leased out under operating lease and acting as security for loans received amount to zero at December 31, 2014 and to $4 million at December 31, 2013.

18. Inventories

($ million)	At December 31, 2014	At December 31, 2013

Raw materials, supplies and finished goods	7,107	7,509

Gross amount due from customers for contract works	33	27

Total Inventories	7,140	7,536

At December 31, 2014, Inventories include assets which are no longer subject to operating lease arrangements or buy-back commitments and are held for sale for $283 million ($202 million at December 31, 2013). Excluding this item, Inventories decreased by $477 million in 2014.

At December 31, 2014, the amount of Inventories measured at net realizable value (estimated selling price less the estimated costs of completion and the estimated costs necessary to make the sale) is $1,803 million ($1,764 million at December 31, 2013).

The amount of inventory write-downs recognized as an expense during 2014 is $124 million ($58 million in 2013). Amounts recognized as income from the reversal of write-downs on items sold during the year were not significant.

There were no inventories pledged as security at December 31, 2014 and 2013.

19. Current receivables and Other current assets

This item may be analyzed as follows:

($ million)	At December 31, 2014	At December 31, 2013

Trade receivables	1,054	1,362

Receivables from financing activities	21,472	21,986

Current tax receivables	324	348

Other current assets:

Other current receivables	1,264	1,674

Accrued income and prepaid expenses	170	226

Total Other current assets	1,434	1,900

Total Current receivables and Other current assets	24,284	25,596

An analysis by due date is as follows:

	At December 31, 2014				At December 31, 2013

($ million)	due within one year	due between one and five years	due beyond five years	Total	due within one year	due between one and five years	due beyond five years	Total

Trade receivables	1,043	10	1	1,054	1,351	11	-	1,362

Receivables from financing activities	12,659	8,500	313	21,472	13,270	8,574	142	21,986

Current tax receivables	291	33	-	324	212	136	-	348

Other current receivables	1,077	146	41	1,264	1,507	130	37	1,674

Total Current receivables	15,070	8,689	355	24,114	16,340	8,851	179	25,370

CNH Industrial  Consolidated Financial Statements at December 31, 2014    143

Trade receivables

Trade receivables are shown net of allowances for doubtful accounts of $207 million at December 31, 2014 ($248 million at December 31, 2013), determined on the basis of historical losses on receivables. Changes in the allowance accounts during 2014 were as follows:

($ million)	At December 31, 2013	Provision	Use and other changes	At December 31, 2014

Allowances for doubtful accounts	248	53	(94)	207

The carrying amount of Trade receivables is considered in line with their fair value at the date.

Receivables from financing activities

Receivables from financing activities include the following:

($ million)	At December 31, 2014	At December 31, 2013

Retail financing	11,023	11,202

Dealer financing	9,400	9,113

Finance leases	955	1,535

Other	94	136

Total Receivables from financing activities	21,472	21,986

CNH Industrial provides and administers financing for stock and retail purchases of new and used equipment sold through its dealer network. The terms of retail financing generally range from two to six years and interest rates vary depending on prevailing market interest rates and certain incentive programs offered by Industrial Activities.

Wholesale receivables arise primarily from the sale of goods to dealers and distributors and, to a lesser extent, the financing of dealer operations. Under the standard terms of the wholesale receivable agreements, these receivables typically have “interest-free” periods of up to twelve months and stated original maturities of up to twenty-four months, with repayment accelerated upon the sale of the underlying equipment by the dealer. During the “interest free” period, Financial Services is compensated by Industrial Activities for the difference between market interest rates and the amount paid by the dealer. After the expiration of any “interest-free” period, interest is charged to dealers on outstanding balances until CNH Industrial receives payment in full. The “interest-free” periods are determined based on the type of equipment sold and the time of year of the sale. Interest rates are set based on market factors and based on Euribor or the equivalent financial market rate (e.g. FHBR, Finance House Base Rate for UK). CNH Industrial evaluates and assesses dealers on an ongoing basis as to their credit worthiness. CNH Industrial may be obligated to repurchase the dealer’s equipment upon cancellation or termination of the dealer’s contract for such causes as change in ownership, closeout of the business, or default. There were no significant losses in 2014 and 2013 relating to the termination of dealer contracts.

Total Receivables from financing activities increased by $799 million over the period excluding currency translation differences which decreased the portfolio by $1,321 million. The increase, on a constant currency basis, was mainly due to increases in retail and wholesale receivables in NAFTA, as well as in wholesale receivables in LATAM. The negative impact of currency translation was mainly due to the changes between the U.S. dollar and the euro, the Brazilian real, the Canadian dollar and the British pound.

Receivables from financing activities are shown net of an allowance for doubtful accounts determined on the basis of specific insolvency risks. At December 31, 2014 the allowance amounts to $650 million ($726 million at December 31, 2013). Changes in the allowance accounts during 2014 were as follows:

($ million)	At December 31, 2013	Provision	Use and other changes	At December 31, 2014

Allowance for receivables regarding:

Retail financing	249	46	(51)	244

Dealer financing	160	71	(49)	182

Finance leases	317	40	(133)	224

Total Allowance on Receivables from financing activities	726	157	(233)	650

Finance lease receivables mainly relate to vehicles of Commercial Vehicles, Agricultural Equipment and Construction Equipment leased out under finance lease arrangements. The interest rate implicit in the lease is determined at the commencement of the lease for the whole lease term. The average interest rate implicit in total finance lease receivables varies depending on prevailing market interest rates.

CNH Industrial  Consolidated Financial Statements at December 31, 2014    144

The item may be analyzed as follows stated gross of an allowance of $224 million at December 31, 2014 ($317 million at December 31, 2013):

	At December 31, 2014				At December 31, 2013

($ million)	due within one year	due between one and five years	due beyond five years	Total	due within one year	due between one and five years	due beyond five years	Total

Receivables for future minimum lease payments	671	760	77	1,508	949	1,292	123	2,364

Less: unrealized interest income	(125)	(191)	(13)	(329)	(190)	(302)	(20)	(512)

Present value of future minimum lease payments	546	569	64	1,179	759	990	103	1,852

No contingent rents were recognized as finance lease income during 2014 or 2013 and unguaranteed residual values at December 31, 2014 and 2013 are not significant.

Other current assets

At December 31, 2014, Other current assets mainly consist of other tax receivables for VAT and other indirect taxes of $954 million ($1,267 million at December 31, 2013), Receivables from employees of $57 million ($51 million at December 31, 2013) and Accrued income and prepaid expenses of $170 million ($226 million at December 31, 2013).

At the balance sheet date the carrying amount of Other current assets is considered to be in line with their fair value.

Refer to section “Risk Management” and Note 33 “Information on financial risks” for additional information on the credit risk to which CNH Industrial is exposed and the way it is managed by the Group.

Transfers of financial assets

The Group transfers a number of its financial, trade and tax receivables under securitization programs or factoring transactions.

A securitization transaction entails the sale of a portfolio of receivables to a securitization vehicle. This structured entity finances the purchase of the receivables by issuing asset-backed securities (i.e. securities whose repayment and interest flow depend upon the cash flow generated by the portfolio). Asset-backed securities are divided into classes according to their degree of seniority and rating: the most senior classes are placed with investors on the market; the junior class, whose repayment is subordinated to the senior classes, is normally subscribed for by the seller. The residual interest in the receivables retained by the seller is therefore limited to the junior securities it has subscribed for. In accordance with IFRS 10, all securitization vehicles are included in the scope of consolidation because the subscription of the junior asset-backed securities by the seller implies its control in substance over the structured entity.

Furthermore, factoring transactions may be either with recourse or without recourse; certain without recourse transfers include deferred payment clauses (for example, when the payment by the factor of a minor part of the purchase price is dependent on the total amount collected from the receivables), requiring first loss cover, meaning that the transferor takes priority participation in the losses, or require a significant exposure to the cash flows arising from the transferred receivables to be retained. These types of transactions do not comply with the requirements of IAS 39 for the derecognition of the assets since the risks and rewards connected with collection are not substantially transferred, and accordingly the Group continues to recognize the receivables transferred by this means in its balance sheet and recognizes a financial liability of the same amount under Asset-backed financing (Note 27). The gains and losses arising from the transfer of these assets are only recognized when the assets are derecognized.

CNH Industrial  Consolidated Financial Statements at December 31, 2014    145

At December 31, 2014 and 2013, the carrying amount of such transferred financial assets and the related liability and the respective fair values were as follows:

	At December 31, 2014				At December 31, 2013

($ million)	Trade receivables	Receivables from financing activities	Other financial assets	Total	Trade receivables	Receivables from financing activities	Other financial assets	Total

Carrying amount of assets	429	13,631	1,241	15,301	584	14,048	1,284	15,916

Carrying amount of the related liabilities	(429)	(11,917)	(1,241)	(13,587)	(584)	(12,859)	(1,284)	(14,727)

Liabilities for which the counterparty has the right to obtain relief on the transferred assets:

Fair value of the assets	429	13,694	1,241	15,364	584	14,070	1,284	15,938

Fair value of the liabilities	(429)	(11,916)	(1,241)	(13,586)	(584)	(12,879)	(1,284)	(14,747)

Net position	-	1,778	-	1,778	-	1,191	-	1,191

Other financial assets also include the cash with a pre-determined use restricted to the repayment of the securitization debt.

For completeness of information, it is recalled that the Group has discounted receivables without recourse having due dates after December 31, 2014 amounting to $654 million ($1,091 million at December 31, 2013, with due date after that date), which refer to trade receivables and other receivables for $585 million ($1,043 million at December 31, 2013) and receivables from financing activities for $69 million ($48 million at December 31, 2013).

20. Current securities

This item amounts to zero at December 31, 2014 and 2013.

21. Other financial assets and Other financial liabilities

These items consist of derivative financial instruments measured at fair value at the balance sheet date.

Specifically:

	At December 31, 2014		At December 31, 2013

($ million)	Positive fair value	Negative fair value	Positive fair value	Negative fair value

Fair value hedges:

Interest rate risk - Interest rate swaps	37	(1)	46	(3)

Total Fair value hedges	37	(1)	46	(3)

Cash flow hedges:

Currency risks - Forward contracts, Currency swaps and Currency options	74	(177)	159	(41)

Interest rate risk - Interest rate swaps	-	(12)	3	(11)

Other derivatives	1	-	-	(1)

Total Cash flow hedges	75	(189)	162	(53)

Derivatives for trading	93	(45)	53	(38)

Other financial assets/(liabilities)	205	(235)	261	(94)

CNH Industrial  Consolidated Financial Statements at December 31, 2014    146

The fair value of derivative financial instruments is calculated by using market parameters at the balance sheet date and using valuation techniques widely accepted in the financial business environment. In particular:

■	the fair value of forward contracts and currency swaps is calculated by taking the prevailing exchange rate and interest rates in the two currencies at the balance sheet date;

■

the fair value of currency options is calculated by using appropriate valuation techniques and market parameters at the balance sheet date (in particular exchange rates, interest rates and volatility rates);

■	the fair value of interest rate swaps and forward rate agreements is calculated by using the discounted cash flow method;

■

the fair value of derivatives hedging commodity price risk is calculated by using the discounted cash flow method, taking the market parameters at the balance sheet date (and in particular the future price of the underlying and interest rates).

All these valuation techniques take into consideration also the credit quality of counterparties that, at December 31, 2014, is not significant.

The overall decrease in Other financial assets from $261 million at December 31, 2013 to $205 million at December 31, 2014, and the increase in Other financial liabilities from $94 million at December 31, 2013 to $235 million at December 31, 2014 is mostly due to changes in exchange rates and interest rates during the year.

As this item consists principally of hedging instruments, the change in their value is offset by the change in the value of the hedged item.

Derivatives for trading consist mainly of derivatives (mostly currency based derivatives) acquired to hedge receivables and payables subject to currency risk and/or interest rate risk which are not formally designated as hedges at Group level.

At December 31, 2014, the notional amount of outstanding derivative financial instruments is as follows:

($ million)	At December 31, 2014	At December 31, 2013

Currency risk	8,606	9,725

Interest rate risk	5,585	5,672

Interest rate and currency risk	34	-

Other derivative financial instruments	10	11

Total notional amount	14,235	15,408

At December 31, 2014 and 2013, the notional amount of Other derivative instruments consists of the notional amount of derivatives linked to commodity prices hedging specific exposures arising from supply agreements. Under these agreements there is a regular updating of the prices on the basis of trends in the quoted prices of the raw material.

The following table provides an analysis by due date of outstanding derivative financial instruments at December 31, 2014 and 2013 based on their notional amounts:

	At December 31, 2014				At December 31, 2013

($ million)	due within one year	due between one and five years	due beyond five years	Total	due within one year	due between one and five years	due beyond five years	Total

Currency risk	8,421	185	-	8,606	9,414	311	-	9,725

Interest rate risk	1,184	4,065	336	5,585	1,331	3,856	485	5,672

Interest rate and currency risk	34	-	-	34	-	-	-	-

Other derivative financial instruments	10	-	-	10	11	-	-	11

Total notional amount	9,649	4,250	336	14,235	10,756	4,167	485	15,408

CNH Industrial  Consolidated Financial Statements at December 31, 2014    147

Cash flow hedges

The effects on profit or loss mainly refer to the management of the currency risk and, to a lesser extent, to the hedges relating to the debt of the Group’s financial companies and Group treasury.

The policy of the Group for managing currency risk normally requires that future cash flows from trading activities which will occur for accounting purposes within the following twelve months, and from orders acquired (or contracts in progress), whatever their due dates, be hedged. As a result, it is considered reasonable to suppose that the hedging effect arising from this and recognized in the cash flow hedge reserve will be recognized in profit or loss, mainly during the following year.

In 2014 the Group reclassified loss of $35 million (gains of $55 million in 2013) stated net of the tax effect, to the following profit or loss items; these had previously been recognized directly in Other comprehensive income:

($ million)	2014	2013

Currency risk:

Increase/(decrease) in Net revenues	14	15

Decrease/(increase) in Cost of sales	(7)	17

Financial income/(expenses)	(30)	49

Interest rate risk:

Decrease/(increase) in Cost of sales	(8)	(10)

Financial income/(expenses)	(3)	(5)

Taxes income/(expenses)	(1)	(12)

Total recognized in profit or loss	(35)	54

The ineffectiveness of cash flow hedges was not material in 2014 or 2013.

The total economic effect of hedges which subsequently turned out to be in excess of the future flows being hedged (overhedges) amounted to $1 million in 2014 and $12 million in 2013.

Fair value hedges

The gains and losses arising from the measurement of interest rate and currency derivatives (mostly for managing currency risk) and interest rate derivatives (for managing the interest rate risk) recognized in accordance with fair value hedge accounting and the gains and losses arising from the respective hedged items are set out in the following table:

($ million)	2014	2013

Interest rate risk:

Net gains/(losses) on qualifying hedges	35	42

Fair value changes in hedged items	(34)	(40)

Net gains/(losses)	1	2

The ineffective portion of transactions treated as fair value hedges amounted to $1 million in 2014 ($2 million in 2013).

22. Cash and cash equivalents

Cash and cash equivalents consist of:

($ million)	At December 31, 2014	At December 31, 2013

Cash at banks	4,568	5,119

Cash with a pre-determined use	978	922

Money market securities	595	448

Total Cash and cash equivalents	6,141	6,489

Amounts shown are readily convertible into cash and are subject to an insignificant risk of changes in value. The carrying amount of cash and cash equivalents is considered to be in line with their fair value at the balance sheet date.

Cash with a pre-determined use mainly consists of amounts whose use is restricted to the repayment of the debt relating to securitizations classified as Asset-backed financing.

CNH Industrial  Consolidated Financial Statements at December 31, 2014    148

At December 31, 2014, cash and cash equivalents includes, $106 million of cash and cash equivalents held by CNH Industrial’s Venezuelan subsidiary.

The credit risk associated with Cash and cash equivalents is considered not significant, because it mainly relates to deposits spread across primary national and international financial institutions.

23. Assets held for sale

At December 31, 2014 and 2013, Assets held for sale consist of buildings and factories mainly attributable to Financial Services and Agricultural Equipment.

The items included in Assets held for sale may be summarized as follows:

($ million)	At December 31, 2014	At December 31, 2013

Property, plant and equipment	24	34

Total Assets	24	34

24. Equity

Consolidated shareholder’s equity at December 31, 2014 decreased for an amount of $85 million compared to December 31, 2013. The profit for the year of $916 million has been more than offset by dividend distributed of $382 million and by negative changes in Other comprehensive income arising from losses on the remeasurement of defined benefit plans ($315 million), from a decrease in cash flow hedge reserve ($152 million) and the effect of currency translation differences negative for $186 million.

Share capital

Share capital, fully paid-in, amounts to €18,297,939.16 (equivalent to $25 million) at December 31, 2014 and consists of 1,355,319,640 common shares and 474,474,276 special voting shares, of which 59,074,773 acquired by CNH Industrial N.V. (“the Company”) following the de-registration of the corresponding amount of qualifying common shares from the Loyalty Register, all with a par value of €0.01 each.

Upon the completion of the merger of Fiat Industrial S.p.A. and CNH Global N.V. with and into CNH Industrial N.V., CNH Industrial N.V. issued 1,348,867,772 common shares - which were allotted to Fiat Industrial S.p.A. and CNH Global N.V. shareholders on the basis of established exchange ratios - and 474,474,276 special voting shares (non-tradable) - which were allotted to eligible Fiat Industrial S.p.A. and CNH Global N.V. shareholders who had elected to receive special voting shares – both with a par value of €0.01 each. See the following section Special voting shares for more detailed information about Special voting shares and the special-voting structure.

During 2014, the Company issued a total of 5,246,110 new common shares in relation to certain share-based incentive plans (1,205,758 common shares issued during 2013 relating to certain share-based incentive plans granted by the predecessor companies CNH Global N.V. and Fiat Industrial S.p.A. before the completion of the Merger).

CNH Industrial  Consolidated Financial Statements at December 31, 2014    149

The following table shows a reconciliation between the composition of the share capital of CNH Industrial N.V. at September 30, 2013 on the basis of the shares issued according to the exchange ratios with Fiat Industrial S.p.A. and CNH Global N.V. shares upon the completion of the Merger, and the composition of the share capital of CNH Industrial N.V. at December 31, 2014:

(number of shares)	At September 29, 2013	Effects of the Merger	At September 30, 2013	Capital increase	(Purchases)/ Sales of treasury shares	At December 31, 2013	Capital increase	(Purchases)/ Sales of treasury shares	At December 31, 2014

Fiat Industrial S.p.A. common shares pre- merger issued	1,222,568,882	(1,222,568,882)	-	-	-	-	-	-	-

Less: Treasury shares pre-merger	(8,635)	8,635	-	-	-	-	-	-	-

Total Fiat Industrial S.p.A. common shares pre- merger outstanding	1,222,560,247	(1,222,560,247)	-	-	-	-	-	-	-

CNH Global N.V. Common Shares pre-merger (non-controlling interests)	32,995,696	(32,995,696)	-	-	-	-	-	-	-

CNH Industrial N.V. common shares issued		1,348,867,772 (*)	1,348,867,772	1,205,758	-	1,350,073,530	5,246,110	-	1,355,319,640

Less: Treasury shares		-	-	-	-	-	-	-	-

CNH Industrial N.V. common shares outstanding		1,348,867,772	1,348,867,772	1,205,758	-	1,350,073,530	5,246,110	-	1,355,319,640

CNH Industrial N.V. special voting shares issued		474,474,276 (**)	474,474,276	-	-	474,474,276	-	-	474,474,276

Less: Treasury shares (a)		-	-	-	(5,479,890)	(5,479,890)	-	(53,594,883)	(59,074,773)

CNH Industrial N.V. special voting shares outstanding		474,474,276	474,474,276	-	(5,479,890)	468,994,386	-	(53,594,883)	415,399,503

Total Shares issued by CNH Industrial N.V.			1,823,342,048	1,205,758	-	1,824,547,806	5,246,110	-	1,829,793,916

Less: Treasury shares			-	-	(5,479,890)	(5,479,890)	-	(53,594,883)	(59,074,773)

Total CNH Industrial N.V. outstanding shares			1,823,342,048	1,205,758	(5,479,890)	1,819,067,916	5,246,110	(53,594,883)	1,770,719,143

(a)	Special voting shares acquired by the Company following the de-registration of the corresponding amount of qualifying common shares from the Loyalty Register.
(*)

Allotted on the basis of the established exchange ratios of one common share of CNH Industrial N.V. for each share of Fiat Industrial S.p.A. and 3.828 common shares of CNH Industrial N.V for each share of CNH Global N.V.

(**)	Allotted to eligible Fiat Industrial S.p.A. and CNH Global N.V. shareholders who had elected to receive special voting shares.

The Company shall maintain a special capital reserve to be credited against the share premium exclusively for the purpose of facilitating any issuance or cancellation of special voting shares. The special voting shares shall not carry any entitlement to the balance of the special capital reserve. The Board of Directors shall be authorized to resolve upon (i) any distribution out of the special capital reserve to pay up special voting shares or (ii) re-allocation of amounts to credit or debit the special capital reserve against or in favor of the share premium reserve.

The Company shall maintain a separate dividend reserve for the special voting shares. The special voting shares shall not carry any entitlement to any other reserve of the Company. Any distribution out of the special voting shares dividend reserve or the partial or full release of such reserve will require a prior proposal from the Board of Directors and a subsequent resolution of the general meeting of holders of special voting shares.

From the profits, shown in the annual accounts, as adopted, such amounts shall be reserved as the Board of Directors may determine.

CNH Industrial  Consolidated Financial Statements at December 31, 2014    150

The profits remaining thereafter shall first be applied to allocate and add to the special voting shares dividend reserve an amount equal to one percent (1%) of the aggregate nominal amount of all outstanding special voting shares. The calculation of the amount to be allocated and added to the special voting shares dividend reserve shall occur on a time-proportionate basis. If special voting shares are issued during the financial year to which the allocation and addition pertains, then the amount to be allocated and added to the special voting shares dividend reserve in respect of these newly issued special voting shares shall be calculated as from the date on which such special voting shares were issued until the last day of the financial year concerned. The special voting shares shall not carry any other entitlement to the profits.

Any profits remaining thereafter shall be at the disposal of the general meeting of shareholders for distribution of dividend on the common shares only subject to the provision that the distribution of profits shall be made after the adoption of the annual accounts, from which it appears that the same is permitted.

Subject to a prior proposal of the Board of Directors, the general meeting of shareholders may declare and pay dividends in U.S. dollars. Furthermore, subject to the approval of the general meeting of shareholders and the Board of Directors having been designated as the body competent to pass a resolution for the issuance of shares in accordance with Article 5 of the Articles of Association, the Board of Directors may decide that a distribution shall be made in the form of shares or that shareholders shall be given the option to receive a distribution either in cash or in the form of shares.

At the Annual General Meeting (the “AGM”) held by CNH Industrial on April 16, 2014 shareholders approved a dividend of €0.20 per common share. The cash dividend was declared in euro and paid on April 30, 2014 for a total amount of $375 million (€271 million). Shareholders who held common shares on the record date traded on the New York Stock Exchange received the dividend in U.S. dollars at the USD/EUR exchange rate reported by the European Central Bank on April 17, 2014 ($0.2771 per common share).

On March 2, 2015, the Board of Directors of CNH Industrial N.V. recommended to the Company’s shareholders a dividend of €0.20 per common share, totaling approximately $305 million at the exchange rate of 1.124 U.S. dollars per euro (€271 million). The proposal will be submitted for approval to the AGM to be held on April 15, 2015.

The Company shall only have power to make distributions to shareholders and other persons entitled to distributable profits to the extent the Company’s equity exceeds the sum of the paid-up portion of the share capital and the reserves that must be maintained in accordance with provision of law. No distribution of profits may be made to the Company itself for shares that the Company holds in its own share capital.

The Board of Directors shall have power to declare one or more interim dividends, provided that the requirements of the Article 22 paragraph 5 of the Articles of Association are duly observed as evidenced by an interim statement of assets and liabilities as referred to in Article 2:105 paragraph 4 of the Dutch Civil Code and provided further that the policy of the Company on additions to reserves and dividends is duly observed. The provisions of the Article 22 paragraphs 2 and 3 of the Articles of Association shall apply mutatis mutandis.

The Board of Directors may determine that dividends or interim dividends, as the case may be, shall be paid, in whole or in part, from the Company’s share premium reserve or from any other reserve, provided that payments from reserves may only be made to the shareholders that are entitled to the relevant reserve upon the dissolution of the Company.

Dividends and other distributions of profit shall be made payable in the manner and at such date(s) - within four weeks after declaration thereof - and notice thereof shall be given, as the general meeting of shareholders, or in the case of interim dividends, the Board of Directors shall determine, provided, however, that the Board of Directors shall have the right to determine that each payment of annual dividends in respect of shares be deferred for a period not exceeding five consecutive annual periods.

Dividends and other distributions of profit, which have not been collected within five years and one day after the same have become payable, shall become the property of the Company.

In the event of a winding-up, a resolution to dissolve the Company can only be passed by a general meeting of shareholders pursuant to a prior proposal of the Board of Directors. In the event a resolution is passed to dissolve the Company, the Company shall be wound-up by the Board of Directors, unless the general meeting of shareholders would resolve otherwise.

The general meeting of shareholders shall appoint and decide on the remuneration of the liquidators.

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Until the winding-up of the Company has been completed, the Articles of Association of the Company shall to the extent possible, remain in full force and effect.

Policies and processes for managing capital

The objectives identified by the Group for managing capital are to create value for shareholders as a whole, safeguard business continuity and support the growth of the Group. As a result, the Group endeavors to maintain an adequate level of capital that at the same time enables it to obtain a satisfactory economic return for its shareholders and guarantee economic access to external sources of funds, including by means of achieving an adequate rating.

The Group constantly monitors the evolution of its debt/equity ratio and in particular the level of net debt and the generation of cash from its Industrial Activities.

To reach these objectives the Group aims at a continuous improvement in the profitability of the business in which it operates. Further, in general, it may sell part of its assets to reduce the level of its debt, while the Board of Directors may make proposals to shareholders in general meeting to reduce or increase share capital or, where permitted by law, to distribute reserves.

The Company shall at all times have the authority to acquire fully paid-up shares in its own share capital, provided that such acquisition is made for no consideration (om niet).

The Company shall also have authority to acquire fully paid-up shares in its own share capital for consideration, if:

■

the general meeting of shareholders has authorized the Board of Directors to make such acquisition – which authorization shall be valid for no more than eighteen months – and has specified the number of shares which may be acquired, the manner in which they may be acquired and the limits within which the price must be set;

■

the Company’s equity, after deduction of the acquisition price of the relevant shares, is not less than the sum of the paid-up portion of the share capital and the reserves that have to be maintained by provision of law; and

■

the aggregate par value of the shares to be acquired and the shares in its share capital the Company already holds, holds as pledgee or are held by a subsidiary company, does not amount to more than one half of the aggregate par value of the issued share capital.

If no annual accounts have been confirmed and adopted when more than six months have expired after the end of any financial year, then it shall not be allowed any acquisition.

No authorization shall be required, if the Company acquires its own shares for the purpose of transferring the same to directors or employees of the Company or a Group company as defined in Article 2:24b of the Dutch Civil Code, under a scheme applicable to such employees. Such own shares must be officially listed on a price list of an exchange.

The preceding provisions shall not apply to shares which the Company acquires under universal title of succession (algemene titel).

No voting rights may be exercised in the general meeting of shareholders for any share held by the Company or any of its subsidiaries. Beneficiaries of a life interest on shares that are held by the Company and its subsidiaries are not excluded from exercising the voting rights provided that the life interest was created before the shares were held by the Company or any of its subsidiaries. The Company or any of its subsidiaries may not exercise voting rights for shares in respect of which it holds a usufruct.

Any acquisition by the Company of shares that have not been fully paid up shall be void.

Any disposal of shares held by the Company will require a resolution of the Board of Directors. Such resolution shall also stipulate the conditions of the disposal.

Special voting shares

In order to foster the development and continued involvement of a core base of long-term shareholders in a manner that reinforces the Group’s stability, as well as providing the Group enhanced flexibility in pursuing strategic opportunities in the future, CNH Industrial’s Articles of association provide for a special-voting structure that rewards shareholder loyalty by granting long-term Group shareholders with the equivalent of two votes for each CNH Industrial N.V. common share that they hold through the issuance of special voting shares.

After closing of the above Merger, a shareholder may at any time elect to participate in the loyalty voting structure by requesting the registration of all or some of the common shares held by such shareholder in a separate register (the “Loyalty Register”) of the Company. If such common shares have been registered in the Loyalty Register for an uninterrupted period of three years in the name of the same shareholder, such shares will become “Qualifying

CNH Industrial  Consolidated Financial Statements at December 31, 2014    152

Common Shares” and the relevant shareholder will be entitled to receive one special voting share for each such Qualifying Common Share.

As mentioned above, CNH Industrial N.V. issued special voting shares with a nominal value of €0.01 each to those eligible shareholders for and elect to receive such special voting shares upon completion of the merger of Fiat Industrial S.p.A. and of CNH Global N.V. respectively with and into CNH Industrial N.V.; the Company could issue further special voting shares, following the completion of such merger, pursuant to the “Terms and Conditions” of the special voting shares.

The electing shareholders are not required to pay any amount to the Company in connection with the allocation of the special voting shares.

Common shares are freely transferable, while, as described below, special voting shares are transferable exclusively in limited circumstances, as described below, and they are not admitted to listing. In particular, at any time, a holder of common shares that are Qualifying Common Shares wishing to transfer such common shares other than in limited specified circumstances (e.g., transfers to affiliates or relatives through succession, donation or other transfers) must first request a de-registration of such Qualifying Common Shares from the Loyalty Register and to move back into the Regular Trading System. After de-registration from the Loyalty Register, such common shares no longer qualify as Qualifying Common Shares and, as a result, the holder of such common shares is required to offer and transfer the special voting shares associated with the transferred common shares to the Company for no consideration.

The special voting shares have minimal economic entitlements as per the purpose of the special voting shares is to grant long-term shareholders with an extra voting right by means of granting an additional special voting share, without granting such shareholders with any economic rights additional to the ones pertaining to the common shares. However, as a matter of Dutch law, such special voting shares cannot be fully excluded from economic entitlements. Therefore, the Articles of Association provide that only a minimal dividend accrues to the special voting shares, which is not distributed, but allocated to a separate special dividend reserve.

Treasury shares

At the AGM held on April 16, 2014 shareholders granted the Board of Directors (the “Board”) the authority to acquire up to a maximum of 10% of the Company’s issued common shares at the same date. The authorization is an instrument available to the Board, but places no obligation on the Company to repurchase its own shares. Under the authorization, which is valid for a period of 18 months from the date of the AGM and therefore up to and including October 15, 2015, the Board may acquire the Company’s common shares in accordance with applicable regulations at a price not exceeding 10% of the market price of such common shares on the New York Stock Exchange (NYSE) and/or the Mercato Telematico Azionario (MTA), the market price being the average of the highest price on each of the five days of trading prior to the date of acquisition, as shown in the Official Price List of the selected stock exchange.

At December 31, 2014, CNH Industrial N.V. does not own directly or indirectly treasury common shares since that instrument was not exercised by the Board. As above discussed with reference to Share capital, at December 31, 2014 the Company only owns 59,074,773 special voting shares acquired following the de-registration of the corresponding amount of qualifying common shares from the Loyalty Register. At the AGM on April 15, 2015 the Board will present a proposal to replace the existing authority for a period of 18 months and therefore up to and including October 14, 2016.

Capital reserves

At December 31, 2014 capital reserves amounting to $3,170 million ($3,114 million at December 31, 2013) mainly include the effects of the Merger.

Earnings reserves

Earnings reserves, amounting to $5,540 million at December 31, 2014 ($5,005 million at December 31, 2013) consist mainly of retained earnings and profits attributable to the owners of the parent.

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Other comprehensive income

The amount of Other comprehensive income can be analyzed as follows:

($ million)	2014	2013

Other comprehensive income that will not be reclassified subsequently to profit or loss:

Gains/(losses) on the remeasurement of defined benefit plans	(417)	155

Total Other comprehensive income that will not be reclassified subsequently to profit or loss (A)	(417)	155

Other comprehensive income that may be reclassified subsequently to profit or loss:

Gains/(losses) on cash flow hedging instruments arising during the period	(249)	210

Gains/(losses) on cash flow hedging instruments reclassified to profit or loss	34	(66)

Gains/(losses) on cash flow hedging instruments	(215)	144

Gains/(losses) on the remeasurement of available-for-sale financial assets arising during the period	-	-

Gains/(losses) on the remeasurement of available-for-sale financial assets reclassified to profit or loss	-	-

Gains/(losses) on the remeasurement of available-for-sale financial assets	-	-

Exchange gains/(losses) on translating foreign operations arising during the period	(141)	(520)

Exchange gains/(losses) on translating foreign operations reclassified to profit or loss	-	-

Exchange gains/(losses) on translating foreign operations	(141)	(520)

Share of Other comprehensive income of entities accounted for using the equity method arising during the period	(45)	(23)

Reclassification adjustment for the share of Other comprehensive income of entities accounted for using the equity method	-	-

Share of Other comprehensive income of entities accounted for using the equity method	(45)	(23)

Total Other comprehensive income that may be reclassified subsequently to profit or loss (B)	(401)	(399)

Tax effect of the other components of Other comprehensive income (C)	165	(130)

Total Other comprehensive income, net of tax (A) + (B) + (C)	(653)	(374)

The income tax effect relating to Other comprehensive income can be analyzed as follows:

			2014			2013

($ million)	Before tax amount	Tax (expense)/ benefit	Net-of- tax amount	Before tax amount	Tax (expense)/ benefit	Net-of- tax amount

Other comprehensive income that will not be reclassified subsequently to profit or loss:

Gains/(losses) on the remeasurement of defined benefit plans	(417)	102	(315)	155	(88)	67

Total Other comprehensive income that will not be reclassified subsequently to profit or loss	(417)	102	(315)	155	(88)	67

Other comprehensive income that may be reclassified subsequently to profit or loss:

Gains/(losses) on cash flow hedging instruments	(215)	63	(152)	144	(42)	102

Gains/(Losses) on the remeasurement of available-for-sale financial assets	-	-	-	-	-	-

Exchange gains/(losses) on translating foreign operations	(141)	-	(141)	(520)	-	(520)

Share of Other comprehensive income of entities accounted for using the equity method	(45)	-	(45)	(23)	-	(23)

Total Other comprehensive income that may be reclassified subsequently to profit or loss	(401)	63	(338)	(399)	(42)	(441)

Total Other comprehensive income	(818)	165	(653)	(244)	(130)	(374)

CNH Industrial  Consolidated Financial Statements at December 31, 2014    154

Share-based compensation

In connection with the Merger, CNH Industrial N.V. assumed the sponsorship of the Fiat Industrial Long-Term Incentive Plan (the “Fiat Industrial Plan”), the CNH Global N.V. Equity Incentive Plan (the “CNH EIP”) and the CNH Global N.V. Directors’ Compensation Plan (“CNH DCP”), effective as of September 29, 2013.

For the year ended December 31, 2014 and 2013 CNH Industrial recognized total share-based compensation expense of $49 million and $39 million, respectively. For the years ended December 31, 2014 and 2013, CNH Industrial recognized a total tax benefit relating to share-based compensation expense of $10 million and $9 million, respectively. As of December 31, 2014, CNH Industrial had unrecognized share-based compensation expense related to non-vested awards of approximately $110 million based on current assumptions related to achievement of specified performance objectives, when applicable. Unrecognized share-based compensation costs will be recognized over a weighted-average period of 2.8 years.

CNH Industrial’s equity awards are governed by several plans: (i) CNH Industrial N.V. Directors’ Compensation Plan (“CNH Industrial DCP”); (ii) CNH Industrial N.V. Equity Incentive Plan (“CNH Industrial EIP”); (iii) CNH Global N.V. Directors’ Compensation Plan (“CNH DCP”); (iv) CNH Global N.V. Equity Incentive Plan (“CNH EIP”); and, (v) Fiat Industrial Long-Term Incentive Plan (“Fiat Industrial Plan”).

CNH Industrial N.V. Directors’ Compensation Plan (“CNH Industrial DCP”)

On September 9, 2013 the CNH Industrial DCP was approved by the shareholders and adopted by the Board of Directors of CNH Industrial N.V. This plan provides for the payment of the following to eligible members of the CNH Industrial N.V. Board in the form of cash, and/or common shares of CNH Industrial N.V., and/or options to purchase common shares of CNH Industrial N.V., provided that such members do not receive salary or other employment compensation from CNH Industrial N.V. or Fiat S.p.A. (which, effective October 12, 2014, was merged into Fiat Chrysler Automobiles N.V., “FCA”), and their subsidiaries and affiliates:

■	$125,000 fee for each Non-Executive Director;

■	an additional $25,000 for each member of the Audit Committee and $35,000 for the Audit Committee Chairman;

■	an additional $20,000 for each member of every other Board committee and $25,000 for the committee chairman (collectively, the “fees”);

Each quarter of the CNH Industrial DCP year, the eligible directors elect the form of payment of their fees. If the elected form is common shares, the eligible director will receive as many common shares as equal to the amount of fees the director elects to be paid in common shares, divided by the fair market value of a CNH Industrial N.V. common share on the date that the quarterly payment is made. Common shares issued to the eligible director vest immediately upon grant. If an eligible director elects to receive all or a portion of fees in the form of a stock option, the number of common shares underlying the stock option is determined by dividing (i) by (ii) where (i) equals the dollar amount of the quarterly payment that the eligible director elects to receive in the form of stock options multiplied by four and (ii) the fair market value of the common shares on the date that the quarterly payment is made. The CNH Industrial DCP defines fair market value, as applied to each ordinary share, to be equal to the average of the highest and lowest sale price of a CNH Industrial N.V. common share during normal trading hours on the last trading day of each plan quarter in which sales of common shares on the New York Stock Exchange are recorded. Stock options granted as a result of such an election vest immediately, but shares purchased under options cannot be sold for six months following the date of exercise. Stock options terminate upon the earlier of: (1) ten years after the grant date; or (2) six months after the date an individual ceases to be a director.

There were 200,000 common shares authorized for issuance under the CNH Industrial DCP. In 2014, 31,563 stock options were issued under the CNH Industrial DCP at a weighted average exercise price of $9.19 per share and weighted average fair value of $2.72 per share.

CNH Industrial  Consolidated Financial Statements at December 31, 2014    155

CNH Industrial N.V. Equity Incentive Plan (“CNH Industrial EIP”)

At the AGM held on April 16, 2014, shareholders approved the adoption of the CNH Industrial Equity Incentive Plan (“EIP”), an umbrella program defining the terms and conditions for any subsequent long-term incentive program, whose main features are as follows:

■

The EIP allows grants of the following specific types of equity awards to any current or prospective executive director, officer or employee of, or service provider to, CNH Industrial: stock options, stock appreciation rights, restricted share units, restricted stock, performance shares or performance share units and other stock-based awards that are payable in cash, common shares or any combination thereof subject to the terms and conditions established by the Compensation Committee.

■

The EIP authorizes 25 million common shares over a five-year period, of which a maximum of 7 million would be authorized for awards to executive directors. These shares may be newly issued shares or treasury shares.

■

The EIP will terminate at, and no more awards will be permitted to be granted thereunder ten years after its adoption by the Board of Directors of CNH Industrial N.V. The termination of the EIP will not affect previously granted awards.

The following paragraphs describe the new grants occurred during 2014.

Performance Share Units

In 2014, CNH Industrial issued to its Chief Executive Officer and selected key employees approximately 12 million Performance Share Units (PSUs) with financial performance goals covering a five-year period from January 1, 2014 to December 31, 2018. The performance goals include a performance condition as well as a market condition, with each weighted at 50% and paying out independently of the other. Half of the award will vest if the performance condition is met; whereas the other half, which is based on the market condition, has a payout scale ranging from 0% to 150%. Accordingly, the total number of shares that will eventually be granted may vary from the original estimate of 12 million shares. One third of total grant will vest in February 2017, a cumulative two-thirds in February 2018, and a cumulative 100% in February 2019 if the respective financial goals for 2014 to 2016, 2014 to 2017 and 2014 to 2018 are achieved.

The fair values of the awards that are contingent upon the achievement of the performance condition were measured using stock prices on respective grant dates adjusted for the present value of future dividends that employees will not receive during the vesting period. The weighted average fair value for the PSUs that were issued in 2014 is based on the performance condition is $9.48 per share.

The following table reflects performance-based share activity under the CNH Industrial EIP:

		2014

	Number of shares	Weighted average grant date fair value (in $)

Non-vested at the beginning of the year	-	-

Granted	12,237,960	8.84

Forfeited	(136,200)	8.72

Vested	-	-

Non-vested at the end of the year	12,101,760	8.84

The fair values of the awards that are based on the market condition were calculated using the Monte Carlo Simulation model. The weighted average fair value for the awards that were issued in 2014 is $8.19 per share. As a significant majority of the awards were issued on June 9 and 25, 2014, the key assumptions utilized to calculate the grant-date fair values for awards issued on these two grant dates are listed below:

	Key Assumptions for awards issued on:

	June 9, 2014	June 25, 2014

Grant date stock price (in $)	10.88	10.19

Expected Volatility (%)	44.5	44.1

Dividend yield (%)	2.6	2.7

Risk-free rate (%)	1.69	1.68

CNH Industrial  Consolidated Financial Statements at December 31, 2014    156

The expected volatility is based on a weighted average of historical volatility experienced by the common shares of CNH Global N.V., Fiat Industrial S.p.A. and CNH Industrial N.V. over a five-year period ending on the grant date. The expected dividend yield was based on CNH Industrial’s historical dividend payout as management expected the dividend payout for future years to be consistent. The risk-free interest rate was based on the yields of five-year U.S. Treasury bonds.

Restricted Share Units

In 2014, CNH Industrial issued to selected employees approximately one million shares of Restricted Share Units (RSUs) with a weighted average fair value of $9.21 per share. These shares will vest in three equal tranches over a three-year period. The fair value of the award is measured using the stock price on the grant date adjusted for the present value of future dividends that employees will not receive during the vesting period.

Additionally, CNH Industrial issued 3 million restricted share units to the Chairman of CNH Industrial N.V., in June 2014. These shares are service based and will vest in five tranches at the end of each year. The weighted average fair value of these shares is $10.41 per share, measured using the stock price on the grant date adjusted for the present value of future dividends that the Chairman will not receive during the vesting period. The first tranche of 750 thousand shares were vested on December 31, 2014 and were exercised on February 23, 2015.

The following table reflects restricted share activity under the CNH Industrial EIP:

		2014

	Number of shares	Weighted average grant date fair value (in $)

Non-vested at the beginning of the year	-	-

Granted	4,283,859	10.05

Forfeited	(21,720)	9.40

Vested	(750,000)	10.88

Non-vested at the end of the year	3,512,139	9.88

CNH Global Directors’ Compensation Plan (“CNH DCP”)

CNH Global Director’s Compensation Plan stipulates the right for directors of former CNH Global to be compensated in the form of cash, and/or common shares of CNH Global N.V., and/or options to purchase common shares of CNH Global N.V. On September 29, 2013, CNH Industrial N.V. assumed the sponsorship of the CNH DCP in connection with the Merger. Stock options issued under the CNH DCP were converted using the CNH Global exchange ratio of 3.828 CNH Industrial N.V. shares for each CNH Global N.V. common share and exercisable for common shares of CNH Industrial N.V. upon September 29, 2013. As of December 31, 2014, approximately 143 thousand stock options from the CNH DCP were still outstanding. The CNH DCP was terminated effective as of the Merger and no new equity awards will be issued under the CNH DCP.

CNH Global Equity Incentive Plan (the “CNH EIP”)

This plan provides for grants of stock options, restricted share units and performance share units to former officers and employees of CNH Global. On September 29, 2013, CNH Industrial N.V. assumed the sponsorship of the CNH EIP in connection with the Merger. CNH Industrial can not issue any new equity awards under the CNH EIP; however, CNH Industrial is required to issue shares under the CNH EIP to settle the exercise or vesting of the existing equity awards.

On September 29, 2013, outstanding stock options, unvested restricted share units and performance share units under the CNH EIP became exercisable or convertible for common shares of CNH Industrial N.V. The number of shares of outstanding equity awards was increased and exercise price of stock options reduced to take into account the CNH Global exchange ratio of 3.828 CNH Industrial N.V. shares for each CNH Global N.V. common share. The conversion did not change the aggregate fair value of the outstanding equity awards and, therefore, resulted in no additional share-based compensation expense in 2013.

Stock option plan

In September 2012, approximately 2,680 thousand performance-based stock options (at target award levels) were issued under the CNH EIP (the “2012 Grant”). Upon the achievement of CNH Global’s 2012 target performance objective, approximately four million of options were granted. These options vested in three equal tranches in February 2012, 2013 and 2014. Options granted under the CNH EIP have a contractual life of five years from the initial vesting date.

No stock options were issued in 2014 and 2013 under the CNH EIP.

CNH Industrial  Consolidated Financial Statements at December 31, 2014    157

The following table summarizes outstanding stock options under the CNH EIP:

	At December 31, 2014			At December 31, 2013

Exercise Price (in US$)	Number of options Outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price (in $)	Number of options Outstanding	Weighted average exercise price (in $)

2.92 - 5.00	13,688	0.1	2.92	495,631	2.92

5.01 - 10.00	5,873,839	2.4	8.09	6,522,657	8.03

10.01 - 15.00	4,974,025	2.2	10.15	5,603,457	10.16

Total	10,861,552			12,621,745

Changes during the period in stock option plans are as follows:

		2014		2013

	Number of options	Weighted average exercise price (in $)	Number of options	Weighted average exercise Price (in $)

Outstanding at the beginning of the year	12,621,745	8.77	17,666,452	10.57

Anti-dilution adjustment for special dividend	-	-	3,796,997	8.70

Granted	-	-	171,575	8.77

Forfeited	(222,861)	9.64	(390,612)	9.36

Exercised	(1,398,229)	6.51	(8,277,318)	8.45

Expired	(139,103)	10.35	(345,349)	11.04

Outstanding at the end of the year	10,861,552	9.03	12,621,745	8.77

Exercisable at the end of the year	9,320,898	9.07	6,731,719	8.23

The Black-Scholes pricing model was used to calculate the fair value of stock options for the 2012 Grant. As part of the 2012 Grant, options issued in 2013 had the same per share fair value. The assumptions used under the Black-Scholes pricing model were as follows:

2012

Equity incentive plan

Option life (years)	3.39

Price volatility of CNH Global N.V. shares (%)	51.7

Expected dividend yield (%)	0.0

Risk-free interest rate (%)	0.4

The risk-free interest rate was based on the U.S. Treasury rate for a bond of approximately the expected life of the options. The expected volatility was based on the historical activity of common shares of CNH Global N.V. over a period at least equal to the expected life of the options. The expected life for the CNH EIP grant was based on the average of the vesting period of each tranche and the original contract term of 65 to 70 months. The expected dividend yield was determined to be zero as management did not expect CNH Global N.V. to pay ordinary dividends.

Based on this model, the weighted-average fair value of stock options awarded for the 2012 Grant, before the Merger, under CNH EIP was $3.60 each.

Performance Share Units

In 2012, CNH Global issued several grants of performance-based share units. These shares were originally designed to cliff vest in February 2015 based on the achievement of their respective performance targets of CNH Global. In the context of the Merger, the performance targets for these awards had been deemed to be met and the outstanding shares continued to vest in February 2015 when employees have provided the required service. Awards that were modified in the same manner included the third tranche of several performance-based share units issued prior to 2012 which were scheduled to vest in February 2015 upon the achievement of certain performance targets of CNH Global.

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Overall approximately 3 million of performance-based share units were converted to service based restricted shares. This modification did not result in any additional compensation cost in 2014.

The total number of shares granted in 2012 was 520,371 with a weighted average fair value of $10.62 per share. No performance-based shares were granted in 2014 and 2013 under the CNH EIP.

The following table reflects performance-based share activity under the CNH EIP:

		2014		2013

	Number of shares	Weighted average grant date fair value (in $)	Number of shares	Weighted average grant date fair value (in $)

Non-vested at the beginning of the year	5,615,524	7.61	7,367,897	9.21

Anti-dilution adjustment for special dividend			1,584,060	7.58

Converted to Restricted Share Units (RSU)	(3,103,937)	7.67	-	-

Granted	-	-	-	-

Forfeited	-	-	(415,239)	7.54

Vested	(2,511,587)	7.53	(2,921,194)	7.54

Non-vested at the end of the year	-	-	5,615,524	7.61

Restricted Share Units

In 2012, 723,236 restricted share units were granted under the CNH EIP with a weighted average fair value of $11.40 per share. Restricted share units are service based and vest in three equal installments over three years starting from the grant date. Compensation cost for the restricted share units is recognized on a straight-line basis over the requisite service period for each separate vesting portion of the award as of the award was, in substance, multiple award.

No restricted shares units were granted in 2014 and 2013 under the CNH EIP.

The following table reflects restricted share activity under the CNH EIP:

		2014		2013

	Number of shares	Weighted average grant date fair value (in $)	Number of shares	Weighted average grant date fair value (in $)

Non-vested at the beginning of the year	930,525	7.95	1,696,715	9.28

Anti-dilution adjustment for special dividend			363,988	7.64

Converted from Performance Share Units (PSU)	3,103,937	7.67	-	-

Granted	-	-	-	-

Forfeited	(240,415)	7.65	(102,703)	7.66

Vested	(602,603)	7.32	(1,027,475)	7.36

Non-vested at the end of the year	3,191,444	7.82	930,525	7.95

The fair value of performance-based shares and restricted shares under the CNH EIP was based on the market value of CNH Global’s common shares on the date of the grant.

Special Dividend

On December 28, 2012, CNH Global had paid a special dividend of $10 per common share to its minority shareholders of record as of December 20, 2012, as part of the merger agreement with Fiat Industrial S.p.A. In accordance with the anti-dilutive provisions of both the CNH EIP and CNH DCP, on January 28, 2013, the CNH Global Corporate Governance and Compensation Committee approved required equitable adjustments to outstanding equity awards. The adjustments were retrospectively made to outstanding options under the CNH EIP and CNH DCP, unvested performance share units and unvested restricted share units under the CNH EIP, as of the ex-dividend date on December 18, 2012. The exercise price was reduced and the number of outstanding shares increased for stock options, and the number of unvested share units was increased for performance share units and restricted share units, to maintain the pre-dividend fair value. The weighted average exercise price of outstanding options decreased from $40.45 to $33.34, the number of outstanding options increased from 4.6 million to 5.6 million, the number of unvested performance share units increased from 1.9 million to 2.3 million and the number of unvested restricted share units increased from 451,000 to 548,000. These additional shares were issued in January 2013. The aggregate

CNH Industrial  Consolidated Financial Statements at December 31, 2014    159

fair value, the aggregate intrinsic value and the ratio of the exercise price to the market price are approximately equal immediately before and after the adjustment. Therefore, no additional compensation expense was recognized in 2013.

Fiat Industrial Plan

In the Annual General Meeting of shareholders held on April 5, 2012, Fiat Industrial S.p.A. shareholders approved the adoption of a Long Term Incentive Plan (the “Fiat Industrial Plan”) consisting of two components (Company Performance LTI and Retention LTI) taking the form of stock grants. According to the Fiat Industrial Plan, Fiat Industrial granted the Chairman of Fiat Industrial S.p.A. 1 million rights as part of the Company Performance LTI and 1.1 million rights as part of the Retention LTI.

On September 29, 2013, CNH Industrial N.V. assumed the sponsorship of the Fiat Industrial Plan. On the Effective Date, the unvested equity awards under the former Fiat Industrial Plan became convertible for common shares of CNH Industrial N.V. on a one-for-one basis.

The conversion did not change the aggregate fair value of the outstanding equity awards and, therefore, resulted in no additional share-based compensation expense in 2013.

1.1 million rights from the Retention LTI have vested ratably over three years on February 22, 2013, 2014 and 2015.

Under the terms of the Long Term Incentive Plan, the rights to the Company Performance LTI will vest on condition that predetermined financial performance targets for the period from January 1, 2012 to December 31, 2014 are met and on condition that the beneficiary remains in office up to the date of approval of the Consolidated Financial Statements at December 31, 2014 by the Board of Directors; the rights will become exercisable and may be exercised in a single installment subsequent to the date of approval of the Consolidated Financial Statements at December 31, 2014 by the Board of Directors.

In the context of the Merger, upon recommendation of the Compensation Committee, the Board of Directors of CNH Industrial resolved to consider the performance conditions met for the Chairman’s Company performance share units. This modification did not result in any additional compensation expenses. The units vested on February 1, 2015.

The two awards were settled by issuing new shares.

At December 31, 2014, the contractual terms of the Long Term Incentive Plan were therefore as follows:

Plan	Beneficiary	Number of shares	Vesting date	Vesting portion

Company Performance LTI	Chairman	1,000,000 (*)	February 1, 2015	1,000,000

Retention LTI	Chairman	366,666 (*)	February 22, 2015	366,666

(*) These share units were exercised on February 23, 2015.

The following table reflects share activity under the Company Performance LTI:

		2014		2013

	Number of shares	Weighted average grant date fair value (in €)	Number of shares	Weighted average grant date fair value (in €)

Non-vested at the beginning of the year	1,000,000	7.795	1,000,000	7.795

Granted	-	-	-	-

Forfeited	-	-	-	-

Vested	-	-	-	-

Non-vested at the end of the year	1,000,000	7.795	1,000,000	7.795

CNH Industrial  Consolidated Financial Statements at December 31, 2014    160

The following table reflects share activity under the Retention LTI:

		2014		2013

	Number of shares	Weighted average grant date fair value (in €)	Number of shares	Weighted average grant date fair value (in €)

Non-vested at the beginning of the year	733,333	7.795	1,100,000	7.795

Granted	-	-	-	-

Forfeited	-	-	-	-

Vested	(366,667)	7.795	(366,667)	7.795

Non-vested at the end of the year	366,666	7.795	733,333	7.795

The fair value of these awards was based on the market value of Fiat Industrial S.p.A.’s common shares on the date of the grant.

25. Provisions for employee benefits

Group companies provide post-employment benefits for their active employees and for retirees, either directly or by contributing to independently administered funds. The way these benefits are provided varies according to the legal, fiscal and economic conditions of each country in which the Group operates, the benefits generally being based on the employees’ remuneration and years of service.

Group companies provide post-employment benefits under defined contribution and defined benefit plans.

In the case of defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been paid, the Group has no further payment obligations. The entity recognizes the contribution cost when the employee has rendered his service and includes this cost by function in Cost of sales, Selling, general and administrative costs and Research and development costs. In 2014, these expenses totaled $698 million ($644 million in 2013).

Defined benefit plans may be unfunded, or they may be wholly or partly funded by contributions made by an entity, and sometimes by its employees, into an entity, or fund, that is legally separate from the employer from which the employee benefits are paid. Benefits are generally payable under these plans after the completion of employment. The plans are classified by the Group on the basis of the type of benefit provided as follows: Healthcare plans, Pension plans and Other post-employment benefits.

Healthcare plans

The item Healthcare plans comprises obligations for healthcare and insurance plans granted to employees of the Group working in the United States and Canada (relating to Agricultural Equipment and Construction Equipment). These plans generally cover employees retiring on or after reaching the age of 55 who have had at least 10 years of service. CNH Industrial United States salaried and non-represented hourly employees and Canadian employees hired after January 1, 2001 and January 1, 2002, respectively, are not eligible for postretirement healthcare and life insurance benefits under the CNH Industrial plans. These benefits may be subject to deductibles, co-payment provisions and other limitations, and CNH Industrial has reserved the right to change or terminate these benefits, subject to the provisions of any collective bargaining agreement. Until December 31, 2006 these plans were fully unfunded; starting in 2007, the Group began making contributions on a voluntary basis to a separate and independently managed fund established to finance the North American healthcare plans.

Pension plans

The item Pension plans consists principally of the obligations of companies operating in the United States, in the United Kingdom and in Germany (towards certain employees and former employees of the Group).

Under these plans, a contribution is generally made to a separate fund (trust) which independently administers the plan assets. The Group’s funding policy is to contribute amounts to the plan equal to the amounts required to satisfy the minimum funding requirements prescribed by the laws and regulations of each individual country. Prudently the Group makes discretionary contributions in addition to the funding requirements. If these funds are overfunded, that is if they present a surplus compared to the requirements of law, the Group companies concerned could not be required to contribute to the plan in respect of a minimum performance requirement as long as the fund is in surplus.

The investment strategy varies by country depending on the circumstances of the underlying plan. Typically, less mature plan benefit obligations are funded by using more equity securities as they are expected to achieve long-term

CNH Industrial  Consolidated Financial Statements at December 31, 2014    161

growth while exceeding inflation. More mature plan benefit obligations are funded using more fixed income securities as they are expected to produce current income with limited volatility. Risk management practices include the use of multiple asset classes and investment managers within each asset class for diversification purposes. Specific guidelines for each asset class and investment manager are implemented and monitored.

Other post-employment benefits

The item Other post-employment benefits mainly includes loyalty bonuses, which are due to employees who reach a specified seniority and are generally settled when an employee leaves the company as well as the Italian employee leaving entitlements (TFR) for those benefits accruing up to December 31, 2006 as, after the legislation changes occurred in 2007, this scheme is classified as a defined contribution plan. Schemes included in this item are unfunded.

Provisions for employee benefits at December 31, 2014 and 2013 are as follows:

($ million)	At December 31, 2014	At December 31, 2013

Post-employment benefits:

Healthcare plans	1,136	1,010

Pension plans	958	848

Other	449	498

Total Post-employment benefits	2,543	2,356

Other provisions for employees	210	266

Other long-term employee benefits	78	91

Total Provision for employee benefits	2,831	2,713

Defined benefit plan assets	20	44

Total Defined benefit plan assets	20	44

The item Other provisions for employees consists of the best estimate at the balance sheet date of short-term employee benefits payable by the Group within twelve months from the end of the period in which the employees render the related service.

The item Other long-term employee benefits consists of the Group’s obligation for those benefits generally payable during employment on reaching a certain level of seniority in the company or when a specified event occurs, and reflects the probability of payment and the length of time over which this will be made.

CNH Industrial  Consolidated Financial Statements at December 31, 2014    162

In 2014 and in 2013 changes in Other provisions for employees and in Other long-term employee benefits are as follows:

($ million)	At December 31, 2013	Provision	Utilization	Change in the scope of consolidation and other changes	At December 31, 2014

Other provisions for employees	266	186	(230)	(12)	210

Other long-term employee benefits	91	16	(10)	(19)	78

Total	357	202	(240)	(31)	288

($ million)	At December 31, 2012	Provision	Utilization	Change in the scope of consolidation and other changes	At December 31, 2013

Other provisions for employees	317	238	(274)	(15)	266

Other long-term employee benefits	94	6	(12)	3	91

Total	411	244	(286)	(12)	357

Post-employment benefits are calculated on the basis of the following main assumptions:

	Assumptions used to determine funded status at year-end

	At December 31, 2014			At December 31, 2013

(in %)	Healthcare plans	Pension plans	Other	Healthcare plans	Pension plans	Other

Weighted-average discount rates	3.96	3.21	1.81	4.67	4.05	2.97

Weighted-average rate of compensation increase	3.00	3.11	2.27	3.42	3.35	2.63

Weighted-average, initial healthcare cost trend rate	7.23	n/a	n/a	8.19	n/a	n/a

Weighted-average, ultimate healthcare cost trend rate	5.00	n/a	n/a	5.00	n/a	n/a

	Assumptions used to determine expense at year-end

	At December 31, 2014			At December 31, 2013

(in %)	Healthcare plans	Pension plans	Other	Healthcare plans	Pension plans	Other

Weighted-average discount rates	4.67	4.05	2.97	3.79	3.75	3.30

Weighted-average rate of compensation increase	3.42	3.35	2.64	3.42	2.99	2.75

Weighted-average, initial healthcare cost trend rate	8.19	n/a	n/a	7.04	n/a	n/a

Weighted-average, ultimate healthcare cost trend rate	5.00	n/a	n/a	5.00	n/a	n/a

The weighted-average discount rates are used in measurements of pension and postretirement benefit obligations and net interest on the net defined benefit liability/asset. The weighted-average discount rates are based on a benefit cash flow-matching approach and represent the rates at which the benefit obligations could effectively be settled as of the measurement date. The benefit cash flow-matching approach involves analyzing Group’s projected cash flows against a high quality bond yield curve, mainly calculated using a wide population of AA-graded corporate bonds subject to minimum amounts outstanding and meeting other defined selection criteria. The discount rates for the Group’s remaining obligations are based on benchmark yield data of high-quality fixed income investments for which the timing and amounts of payments approximate the timing and amounts of projected benefit payments.

The weighted-average healthcare trend rate represents the rate at which healthcare costs are assumed to increase. Rates are determined based on CNH Industrial’s specific experience, consultation with actuaries and outside consultants, and various trend factors including general and healthcare sector-specific inflation projections from the United States Department of Health and Human Services Health Care Financing Administration for CNH Industrial’s U.S. assumptions. The weighted-average initial trend is a short-term assumption based on recent experience and prevailing market conditions. The weighted-average ultimate trend is a long-term assumption of healthcare cost inflation based on general inflation, incremental medical inflation, technology, new medicine, government cost-shifting, utilization changes, aging population, and a changing mix of medical services. CNH Industrial expects to achieve the ultimate healthcare cost trend rate in 2017 and 2018 for US and Canada plans, respectively.

CNH Industrial  Consolidated Financial Statements at December 31, 2014    163

In October 2014, the Society of Actuaries (“SOA”) in the United States issued an updated mortality table (“RP-2014”) and mortality improvement scale (“MP-2014”). Accordingly, CNH Industrial reviewed the historical mortality experience and demographic characteristics of its U.S. Pension and Healthcare plan participants and has decided to adopt variants of the Blue Collar tables of RP-2014, set back to 2006, as the based mortality tables, and Male Scale BB as opposed to MP-2014 as the mortality improvement scale. CNH Industrial management believes the new mortality assumptions most appropriately represent its plan’s experience and characteristics. The adoption of the new mortality assumptions resulted in a total increase of $69 million to the Group’s benefit obligations at December 31, 2014, of which, $37 million was related to Pension plans and $32 million to Healthcare plans.

Assumed discount rates and healthcare cost trend rates have a significant effect on the amount recognized in the 2014 financial statements. A one percentage point change in assumed discount rates would have the following effects:

($ million)	One percentage point increase	One percentage point decrease

Effect on healthcare defined benefit obligation at December 31, 2014	(142)	163

Effect on pension plans defined benefit obligation at December 31, 2014	(426)	511

A one percentage point change in assumed healthcare cost trend rates would have the following effects:

($ million)	One percentage point increase	One percentage point decrease

Effect on healthcare defined benefit obligation at December 31, 2014	181	(152)

The amounts recognized in the statement of financial position for post-employment benefits at December 31, 2014 and 2013 are as follows:

	Healthcare plans		Pension plans		Other

	At December 31,		At December 31,		At December 31,

($ million)	2014	2013	2014	2013	2014	2013

Present value of obligations	1,243	1,108	3,621	3,445	449	498

Less: Fair value of plan assets	(107)	(98)	(2,689)	(2,669)	-	-

Deficit/(surplus)	1,136	1,010	932	776	449	498

Effect of the asset ceiling	-	-	6	28	-	-

Net liability/(Net asset)	1,136	1,010	938	804	449	498

Reimbursement rights	-	-	1	-	-	-

Amounts at year-end:

Liabilities	1,136	1,010	958	848	449	498

Assets	-	-	(20)	(44)	-	-

Net liability	1,136	1,010	938	804	449	498

CNH Industrial  Consolidated Financial Statements at December 31, 2014    164

Changes in the present value of post-employment obligations in 2014 and 2013 are as follows:

	Healthcare plans		Pension plans		Other

($ million)	2014	2013	2014	2013	2014	2013

Present value of obligation at the beginning of the year	1,108	1,191	3,445	3,458	498	496

Current service cost	9	9	25	27	12	13

Interest expense	51	43	134	126	8	10

Other costs	-	-	4	4	-	-

Contribution by plan participants	9	7	3	3	-	-

Remeasurements:

Actuarial losses/(gains) from changes in demographic assumptions	31	2	60	7	-	(1)

Actuarial losses/(gains) from changes in financial assumptions	136	(59)	363	(51)	48	12

Other remeasurements	(17)	(16)	4	15	1	3

Total remeasurements	150	(73)	427	(29)	49	14

Exchange rate differences	(5)	(3)	(177)	55	(60)	22

Benefits paid	(78)	(78)	(200)	(199)	(31)	(36)

Past service cost	(12)	-	1	-	(24)	-

Change in scope of consolidation	-	-	-	-	-	-

Curtailments	-	-	-	-	-	-

Settlements	-	-	(41)	-	-	-

Other changes	11	12	-	-	(3)	(21)

Present value of obligation at the end of the year	1,243	1,108	3,621	3,445	449	498

Other remeasurements mainly include in 2014 and 2013 the amount of experience adjustments.

Changes in the fair value of plan assets in 2014 and 2013 are as follows:

	Healthcare plans		Pension plans

($ million)	2014	2013	2014	2013

Fair value of plan assets at the beginning of the year	98	91	2,669	2,604

Interest income	5	3	110	97

Remeasurements:

Return on plan assets	6	6	180	84

Actuarial gains/(losses) from changes in financial assumptions	-	-	-	-

Total remeasurements	6	6	180	84

Exchange rate differences	-	-	(99)	23

Contribution by employer	-	70	28	54

Contribution by plan participants	-	6	3	3

Benefits paid	(2)	(78)	(165)	(186)

Change in scope of consolidation	-	-	-	-

Settlements	-	-	(37)	-

Other changes	-	-	-	(10)

Fair value of plan assets at the end of the year	107	98	2,689	2,669

CNH Industrial  Consolidated Financial Statements at December 31, 2014    165

Net benefit cost/(income) recognized during 2014 and 2013 is as follows:

	Healthcare plans		Pension plans		Other

($ million)	2014	2013	2014	2013	2014	2013

Service cost:

Current service cost	9	9	25	27	12	13

Past service cost and (gain)/loss from curtailments and settlements	(12)	-	(3)	-	(24)	-

Total Service cost	(3)	9	22	27	(12)	13

Net interest expense	46	40	24	29	8	10

Other costs	-	-	4	4	-	-

Net benefit cost/(income) recognized to profit or loss	43	49	50	60	(4)	23

Remeasurements:

Return on plan assets	(6)	(6)	(180)	(84)	-	-

Actuarial losses/(gains) from changes in demographic assumptions	31	2	60	7	-	(1)

Actuarial losses/(gains) from changes in financial assumptions	136	(58)	363	(51)	48	12

Other remeasurements	(17)	(16)	4	15	1	3

Total remeasurements	144	(78)	247	(113)	49	14

Exchange rate differences	(5)	(3)	(78)	32	(60)	22

Net benefit cost/(income) recognized to other comprehensive income	139	(81)	169	(81)	(11)	36

Total net benefit cost/(income) recognized during the year	182	(32)	219	(21)	(15)	59

Changes in the effects of the asset ceiling for 2014 and 2013 are as follows:

	Healthcare plans		Pension plans

($ million)	2014	2013	2014	2013

Effect of the asset ceiling at the beginning of the year	-	-	28	9

Other comprehensive (income)/loss	-	-	(23)	23

Other increase/(decrease)	-	-	1	(4)

Effect of the asset ceiling at the end of the year	-	-	6	28

CNH Industrial  Consolidated Financial Statements at December 31, 2014    166

Plan assets do not include treasury shares of CNH Industrial N.V. or properties occupied by Group companies. The fair value of the plan assets at December 31, 2014 may be disaggregated by asset class and level as follows. Fair value levels presented below are described in the Significant accounting policies – Fair value measurement section of these Notes.

	At December 31, 2014

	Healthcare plans				Pension plans

($ million)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Equity securities:

U.S. equities – Large cap	-	-	-	-	-	-	-	-

U.S. equities – Mid cap	-	-	-	-	-	-	-	-

U.S. equities – Small cap	-	-	-	-	-	-	-	-

Non-U.S. equities	15	-	-	15	-	-	-	-

Total equity securities	15	-	-	15	-	-	-	-

Fixed income securities:

U.S. government bonds	5	5	-	10	331	5	-	336

Non-U.S. government bonds	-	25	-	25	-	509	-	509

U.S. corporate bonds	-	2	-	2	17	663	-	680

Non-U.S. corporate bonds	-	6	-	6	-	110	-	110

Mortgage backed securities	-	1	-	1	-	-	-	-

Other fixed income securities	-	5	-	5	-	26	-	26

Total fixed income securities	5	44	-	49	348	1,313	-	1,661

Other types of investments:								-

Mutual funds (1)	-	-	-	-	-	556	-	556

Investment funds	-	-	-	-	-	-	-	-

Insurance contracts	-	-	-	-	-	-	128	128

Derivatives - Credit contracts	-	-	-	-	4	-	-	4

Real estate	-	-	-	-	-	-	-	-

Other (2)	-	40	-	40	-	310	-	310

Total other types of investments	-	40	-	40	4	866	128	998

Cash and cash equivalents	-	3	-	3	-	30	-	30

Total	20	87	-	107	352	2,209	128	2,689

(1)	This category includes mutual funds which primarily invest in non-U.S. equities and non-U.S. corporate bonds.
(2)	This category includes one commingle fund, which invests in both U.S. and non-U.S. equity securities.

CNH Industrial  Consolidated Financial Statements at December 31, 2014    167

The fair value of the plan assets at December 31, 2013 may be disaggregated by asset class and level as follows. Fair value levels presented below are described in the Significant accounting policies – Fair value measurement section of these Notes.

	At December 31, 2013
	Healthcare plans				Pension Plans

($ million)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Equity securities:

U.S. equities – Large cap	-	-	-	-	113	-	-	113

U.S. equities – Mid cap	-	-	-	-	36	-	-	36

U.S. equities – Small cap	-	-	-	-	45	-	-	45

Non-U.S. equities	15	-	-	15	94	-	-	94

Total equity securities	15	-	-	15	288	-	-	288

Fixed income securities:

U.S. government bonds	-	-	-	-	345	-	-	345

Non-U.S. government bonds	-	-	-	-	101	382	-	483

U.S. corporate bonds	-	-	-	-	-	323	-	323

Non-U.S. corporate bonds	-	-	-	-	1	109	-	110

Mortgage backed securities	-	-	-	-	-	9	-	9

Other fixed income securities	-	-	-	-	37	38	-	75

Total fixed income securities	-	-	-	-	484	861	-	1,345

Other types of investments:

Mutual funds (1)	-	-	-	-	-	708	-	708

Investment funds	-	-	-	-	-	-	-	-

Insurance contracts	-	-	-	-	1	-	33	34

Derivatives - Credit contracts	-	-	-	-	-	14	-	14

Real estate	-	-	-	-	35	-	-	35

Other (2)	-	83	-	83	-	184	-	184

Total other types of investments	-	83	-	83	36	906	33	975

Cash and cash equivalents	-	-	-	-	32	29	-	61

Total	15	83	-	98	840	1,796	33	2,669

(1)	This category includes mutual funds which primarily invest in non-U.S. equities and non-U.S. corporate bonds.
(2)	This category includes primarily commingled funds, which invest in equities.

Provided that the above plan assets are measured at fair value at December 31, 2014 and 2013 there was no exposure to sovereign debt securities which might have suffered impairment losses.

CNH Industrial  Consolidated Financial Statements at December 31, 2014    168

The best estimate of expected contribution to pension and healthcare plans for 2015 is as follows:

($ million)	2015

Pension plans	28

Healthcare plans	-

Total expected contribution	28

The best estimate of expected benefit payments in 2015 and in the following ten years is as follows:

	Expected benefit payments

($ million)	2015	2016	2017	2018	2019	2020 to 2025	Total

Post-employment benefits:

Healthcare plans	72	72	73	72	71	335	695

Pension plans	192	191	191	189	194	977	1,934

Other	33	27	30	36	32	151	309

Total Post-employment benefits	297	290	294	297	297	1,463	2,938

Other long-term employee benefits	6	6	6	7	7	30	62

Total	303	296	300	304	304	1,493	3,000

Potential outflows in the years after 2015 are subject to a number of uncertainties, including future asset performance and changes in assumptions.

The weighted average durations of post-employment benefits obligations are as follows:

N° of years

Healthcare plans	12

Pension plans	13

Other	9

26. Other provisions

Changes in Other provisions are as follows:

($ million)	At December 31, 2013	Charge	Utilization	Release to income	Other changes	At December 31, 2014

Warranty and technical assistance provision	1,111	866	(837)	(19)	(101)	1,020

Restructuring provision	83	115	(79)	-	(12)	107

Investment provision	7	-	-	-	(1)	6

Other risks	2,614	4,163	(4,014)	(92)	(249)	2,422

Total Other provisions	3,815	5,144	(4,930)	(111)	(363)	3,555

The warranty and technical assistance provision represents management’s best estimate of commitments given by the Group for contractual, legal or constructive obligations arising from product warranties given for a specified period of time which begins at the date of delivery to the customer. This estimate has been calculated considering past experience and specific contractual terms. This provision also includes management’s best estimate of the costs that are expected to be incurred in connection with product defects that could result in a larger recall of vehicles. This provision for risks is developed through an assessment of reported damages or returns on a case-by-case basis.

The restructuring provision comprises the estimated amount of benefits payable to employees on termination in connection with restructuring plans amounting to $80 million at December 31, 2014 ($76 million at December 31, 2013), costs for exit activities amounting to $22 million at December 31, 2013 ($1 million at December 31, 2013) and other costs totaling $5 million at December 31, 2013 ($6 million at December 31, 2013).

The total balance at December 31, 2014 relates to restructuring programs of the following segments: Commercial Vehicles $58 million ($73 million at December 31, 2013), Agricultural Equipment $21 million ($6 million at December 31, 2013), Construction Equipment $25 million (nil at December 31, 2013), Powertrain $3 million ($4 million at December 31, 2013).

CNH Industrial  Consolidated Financial Statements at December 31, 2014    169

The provision for other risks represents the amounts set aside by the individual companies of the Group principally in connection with contractual and commercial risks and disputes. The more significant balances of these provisions are as follows:

($ million)	At December 31, 2014	At December 31, 2013

Sales incentives	1,413	1,340

Legal proceedings and other disputes	414	572

Commercial risks	390	467

Environmental risks	38	46

Other reserves for risk and charges	167	189

Total Other risks	2,422	2,614

A description of these follows:

■

Sales incentives - these provisions relate to sales incentives that are offered on a contractual basis to the dealer networks and primarily given if the dealers achieve a specific cumulative level of sales transactions during the calendar year. This provision is estimated based on information available for the sales made by the dealers during the calendar year.

■	Legal proceedings and other disputes - this provision represents management’s best estimate of the liability to be recognized by the Group with regard to:

☐	Legal proceedings arising in the ordinary course of business with dealers, customers, suppliers or regulators (such as contractual, patent or antitrust disputes).

☐	Legal proceedings involving claims with active and former employees.

☐	Legal proceedings involving certain tax authorities.

None of these provisions is individually significant. Each Group company recognizes a provision for legal proceedings when it is deemed probable that the proceedings will result in an outflow of resources. In determining their best estimate of the probable liability, each Group company assesses its legal proceedings on a case-by-case basis to estimate the probable losses that typically arise from events of the type giving rise to the liability. Their estimate takes into account, as applicable, the views of legal counsel and other experts, the experience of the company and others in similar situations and the company’s intentions with regard to further action in each proceeding. CNH Industrial’s consolidated provision combines the individual provisions established by each of the Group’s companies.

■

Commercial risks - this provision includes the amount of obligations arising in connection with the sale of products and services such as maintenance contracts. An accrual is made when the expected costs to complete the services under these contracts exceed the revenues expected to be realized.

■

Environmental risks – this provision represents management’s best estimate of the Group’s probable environmental obligations. Amounts included in the estimate comprise direct costs to be incurred in connection with environmental obligations associated with current or formerly owned facilities and sites. This provision also includes costs related to claims on environmental matters.

CNH Industrial  Consolidated Financial Statements at December 31, 2014    170

27. Debt

An analysis of debt by nature and due date is as follows:

	At December 31, 2014				At December 31, 2013

($ million)	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total

Asset-backed financing	6,173	7,350	64	13,587	7,534	7,039	154	14,727

Other debt:

Bonds	2,112	6,557	850	9,519	147	7,182	-	7,329

Borrowings from banks	2,257	3,127	163	5,547	2,477	4,380	244	7,101

Payables represented by securities	392	309	-	701	120	421	-	541

Other	211	54	82	347	109	56	83	248

Total Other debt	4,972	10,047	1,095	16,114	2,853	12,039	327	15,219

Total Debt	11,145	17,397	1,159	29,701	10,387	19,078	481	29,946

The item Asset-backed financing represents the financing received through both securitization and factoring transactions which does not meet IAS 39 derecognition requirements and is recognized as an asset in the statement of financial position. In 2014 there was a decrease of approximately $507 million in asset backed financing, excluding exchange differences.

During the year Other debt increased, net of exchange differences, by $2,259 million. This increase is mainly due to the issue of new bonds for $2,759 million net of a decrease of $497 million in borrowings from banks.

The major bond issues outstanding at December 31, 2014 by the Group are the following:

	Currency	Face value of outstanding bonds (in million)	Coupon	Maturity	Outstanding amount ($ million)

Global Medium Term Notes:

CNH Industrial Finance Europe S.A. (1)	EUR	1,000	5.25%	March 11, 2015	1,214

CNH Industrial Finance Europe S.A. (1)	EUR	1,200	6.25%	March 9, 2018	1,457

CNH Industrial Finance Europe S.A. (1)	EUR	1,000	2.75%	March 18, 2019	1,214

CNH Industrial Finance Europe S.A. (1)	EUR	700	2.875%	September 27, 2021	850

Total Global Medium Term Notes					4,735

Other bonds:

CNH Industrial Capital LLC	USD	750	3.875%	November 1, 2015	750

CNH Industrial America LLC	USD	254	7.25%	January 15, 2016	254

CNH Industrial Capital LLC	USD	500	6.25%	November 1, 2016	500

CNH Industrial Capital LLC	USD	500	3.25%	February 1, 2017	500

Case New Holland Industrial Inc.	USD	1,500	7.875%	December 1, 2017	1,500

CNH Industrial Capital LLC	USD	600	3.625%	April 15, 2018	600

CNH Industrial Capital LLC	USD	500	3.375%	July 15, 2019	500

Total Other bonds					4,604

Hedging effect and amortized cost valuation					180

Total Bonds					9,519

(1)	Bond listed at the Irish Stock Exchange.

CNH Industrial  Consolidated Financial Statements at December 31, 2014    171

During 2014, the following bonds were issued:

■

in March 2014, in the context of the Global Medium Term Note Programme, CNH Industrial Finance Europe S.A. issued a €1 billion bond (equivalent to $1.3 billion) at a price of 99.471% of the principal amount, maturing in 2019 and bearing fixed interest at a rate of 2.75% payable annually;

■

in June 2014, CNH Industrial Capital LLC issued a $500 million bond at a price of 99.426% of the principal amount, maturing in 2019 and bearing fixed interest at a rate of 3.375% payable semi-annually;

■

in September 2014, in the context of the Global Medium Term Note Programme, CNH Industrial Finance Europe S.A. issued a €700 million bond (equivalent to $930 million) at a price of 99.22% of the principal amount, maturing in 2021 and bearing fixed interest at a rate of 2.875% payable annually.

The unaudited prospectuses and offering circulars, or their abstracts, relating to the above-mentioned principal bond issues are available on the Group’s website at www.cnhindustrial.com under “Investors – Fixed income investors”.

The bonds issued by the Group may contain commitments of the issuer, and in certain cases commitments of CNH Industrial N.V. in its capacity as guarantor, which are typical of international practice for bond issues of this type such as, in particular, negative pledge, pari passu and cross default clauses. A breach of these commitments can lead to the early repayment of the issued notes. In addition, the bonds guaranteed by CNH Industrial N.V. under the Global Medium Term Note Programme, contain clauses which could lead to early repayment if there is a change of control of CNH Industrial N.V. associated with a downgrading by a ratings agency.

The Group intends to repay the issued bonds in cash at the due date by utilizing available liquid resources. In addition, the companies in the Group may from time to time buy back their issued bonds, also for purposes of their cancellation. Such buy backs, if made, depend upon market conditions, the financial situation of the Group and other factors which could affect such decisions.

Available committed credit lines expiring after twelve months amount to $2.7 billion at December 31, 2014 ($2.2 billion at December 31, 2013). During the year, a €1.75 billion five-year committed multi-currency revolving credit facility was signed, replacing an existing €2 billion three-year committed revolving credit facility due to mature in February 2016. The €1.75 billion ($2.1 billion) facility, guaranteed by the parent company with cross-guarantees from each of the borrowers (i.e., CNH Industrial Finance S.p.A., CNH Industrial Finance Europe S.A. and CNH Industrial Finance North America Inc.), envisages typical provisions for contracts of this type and size, such as: financial covenants (Net debt/EBITDA and EBITDA/Net interest ratios relating to Industrial Activities), other covenants mainly relating to Industrial Activities including negative pledges, pari passu, restrictions on the incurrence of indebtedness by certain subsidiaries, customary events of default (some of which are subject to minimum thresholds and customary mitigants) including cross-default provisions, failure to pay amounts due or to comply with certain provisions under the loan agreement, the occurrence of certain bankruptcy-related events and mandatory prepayment obligations upon a change in control of CNH Industrial or the borrowers. The failure to comply with these provisions, in certain cases if not suitably remedied, can lead to the requirement to make early repayment of the outstanding advances.

At December 31, 2014 there were no breaches of the above commitments.

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The annual interest rates and the nominal currencies of debt at December 31, 2014 are as follows:

	Interest rate

($ million)	less than 5%	from 5% to 7.5%	from 7.5% to 10%	from 10% to 12.5%	greater than 12.5%	Total at December 31, 2014

U.S. dollar	11,310	767	1,500	-	-	13,577

Euro	8,120	1,463	-	-	-	9,583

Brazilian real	131	1,359	412	610	781	3,293

Canadian dollar	1,787	-	-	-	-	1,787

Australian dollar	717	-	-	-	-	717

British pound	249	-	-	-	-	249

Chinese renminbi	1	202	-	-	-	203

Argentine peso	-	-	22	-	121	143

Polish zloty	82	-	-	-	-	82

Danish krone	21	1	-	-	-	22

South African rand	-	17	-	-	-	17

Other	1	-	3	2	22	28

Total Debt	22,419	3,809	1,937	612	924	29,701

Debt with annual nominal interest rates in excess of 12.5% relates principally to the companies operating in Argentina and Brazil.

For further information on the management of interest rate and currency risk reference should be made to the section “Risk Management” and to Note 33.

At December 31, 2014 the Group had outstanding financial lease agreements for certain property, plant and equipment whose net carrying amount totaling $108 million ($119 million at December 31, 2013) is included in Property, plant and equipment (Note 15). Payables for finance leases included in Other debt amount to $64 million at December 31, 2014 ($74 million at December 31, 2013) and may be analyzed as follows:

	At December 31, 2014				At December 31, 2013

($ million)	due within one year	due between one and five years	due beyond five years	Total	due within one year	due between one and five years	due beyond five years	Total

Minimum future lease payments	7	28	31	66	8	27	39	74

Interest expense	-	(1)	(1)	(2)	-	-	-	-

Present value of minimum lease payments	7	27	30	64	8	27	39	74

As discussed in Note 15, finance lease payables also relate to suppliers’ assets recognized in the Consolidated Financial Statements in accordance with IFRIC 4.

Debt secured with mortgages and other liens on assets of the Group amounts to $150 million at December 31, 2014 ($160 million at December 31, 2013); this amount includes $64 million ($74 million at December 31, 2013) due to creditors for assets acquired under finance leases. The total carrying amount of assets acting as security for loans amounts to $192 million at December 31, 2014 ($208 million at December 31, 2013). In addition, the Group’s assets include current receivables and cash with a pre-determined use to settle asset-backed financing of $13,587 million at December 31, 2014 ($14,727 million at December 31, 2013).

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28. Trade payables

An analysis by due date of trade payables is as follows:

	At December 31, 2014				At December 31, 2013

($ million)	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total

Trade payables	5,975	6	1	5,982	7,358	10	1	7,369

The carrying amount of Trade payables is in line with their fair value at the balance sheet date.

29. Other current liabilities

An analysis of Other current liabilities is as follows:

($ million)	At December 31, 2014	At December 31, 2013

Advances on buy-back agreements	1,962	1,902

Indirect tax payables	471	559

Accrued expenses and deferred income	570	624

Payables to personnel	260	312

Social security payables	228	252

Other	464	494

Total Other current liabilities	3,955	4,143

An analysis of Other current liabilities (excluding Accrued expenses and deferred income) by due date is as follows:

	At December 31, 2014				At December 31, 2013

($ million)	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total

Other current liabilities (excluding Accrued expenses and deferred income)	2,262	1,040	83	3,385	2,458	935	126	3,519

Advances on buy-back agreements refer to agreements entered into by the Group during the year or which still remain effective at the balance sheet date, and relate to assets included in Property, plant and equipment. The item Advances on buy-back agreements consists of the following:

■	at the date of the sale, the price received for the product is recognized as an advance in liabilities;

■

subsequently, since the difference between the original sales price and the repurchase price is recognized in profit or loss as operating lease installments on a straight-line basis over the lease term, the balance represents the remaining lease installments yet to be recognized in income plus the repurchase price.

The carrying amount of Other current liabilities is in line with their fair value.

CNH Industrial  Consolidated Financial Statements at December 31, 2014    174

30. Guarantees granted, commitments and other contingent liabilities

Guarantees granted

At December 31, 2014, the Group has provided guarantees on the debt or commitments of third parties or unconsolidated subsidiaries, joint ventures and associates totaling $383 million ($513 million at December 31, 2013). These guarantees mainly consist of obligations of certain CNH Industrial’s companies undertaken in the interest of certain dealers in relation to bank financings, as well as performance guarantees in the interest of a joint venture of Commercial Vehicles.

Operating lease contracts

The Group has entered operating lease contracts for the right to use industrial buildings and equipment with an average term of 10-20 years and 3-5 years, respectively. Total future minimum lease payments under non-cancellable lease contracts are as follows:

	At December 31, 2014				At December 31, 2013

($ million)	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total

Future minimum lease payments under operating lease contracts	72	146	35	253	64	143	48	255

In 2014, the Group recognized costs for lease payments of $58 million ($64 million in 2013).

Contingent liabilities

As a global Group with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, particularly in the areas of product liability, product performance, retail and wholesale credit, competition and antitrust law, intellectual property matters, disputes with dealers and suppliers and service providers, environmental risks, and tax and employment matters. The outcome of any current or future proceedings cannot be predicted with certainty. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect CNH Industrial’s financial position and results. When it is probable that an outflow of resources embodying economic benefits will be required to settle obligations and this amount can be reliably estimated, CNH Industrial recognizes specific provisions for this purpose. At December 31, 2014, contingent liabilities estimated by the Group amount to approximately $41 million (approximately $48 million at December 31, 2013), for which no provisions have been recognized since an outflow of resources is not considered probable at the present time. At December 31, 2014 and 2013, no contingent assets and expected reimbursements have been estimated.

Although the ultimate outcome of legal matters pending against CNH Industrial and its subsidiaries cannot be predicted, CNH Industrial believes the reasonable possible range of losses for these unresolved legal matters in addition to the amounts accrued would not have a material effect on its Consolidated Financial Statements.

Starting January 2011, Iveco and certain of its competitors have been subject to an investigation being conducted by the European Commission into certain business practices of the leading manufacturers of trucks and commercial vehicles in the European Union in relation to possible anti-competitive behavior.

On November 20, 2014, Iveco received a Statement of Objections from the European Commission alleging that Iveco and other companies in the heavy and medium truck industry had breached EU antitrust rules. The Commission indicated that it would seek to impose significant fines on the manufacturers. The Statement of Objections is a formal step in the Commission’s investigative process and details the Commission’s preliminary view of the conduct of the companies involved.

The Statement of Objections is not a final decision and, as such, it does not prejudice the final outcome of the proceedings. Under the applicable procedural rules, the Commission will review the manufacturers’ responses before issuing a decision and any decision would be subject to further appeals.

Iveco is evaluating the Statement of Objections and the documents on the Commission’s case file, and intends to issue its response to the Commission in due course and to avail itself of any opportunity allowed by the procedure to clarify its position in this matter. Given the numerous uncertainties in the next stages of the investigation, CNH Industrial is unable to predict the outcome or to estimate the potential fine at this time.

CNH Industrial N.V. is successor to Fiat Industrial S.p.A., the company formed as a result of the demerger of Fiat S.p.A. (now FCA) (the “Demerger”). As such, CNH Industrial N.V. continues to be liable jointly with FCA for the liabilities of FCA that arose prior to the effective date of the Demerger (January 1, 2011) and were still outstanding at

CNH Industrial  Consolidated Financial Statements at December 31, 2014    175

that date (“the Liabilities”). This statutory provision is limited to the value of the net assets transferred to Fiat Industrial in the Demerger and survives until the Liabilities are satisfied in full. Furthermore, CNH Industrial N.V. may be responsible jointly with FCA in relation to tax liabilities, even if such tax liabilities exceed the value of the net assets transferred to Fiat Industrial in the Demerger. At December 31, 2014, the outstanding Liabilities amount to approximately $3.5 billion (of which $3.2 billion consists of bonds guaranteed by FCA). CNH Industrial evaluated as extremely remote the risk of FCA’s insolvency and therefore no specific provision has been accrued in respect of the above mentioned potential joint liability.

31. Segment reporting

The operating segments through which CNH Industrial manages its operations are based on the internal reporting used by the CNH Industrial’s Chief Operating Decision Maker (“CODM”) to assess performance and make decisions about resource allocation. The segments are organized based on products and services provided by CNH Industrial.

As described in the Foreword, until December 31, 2013, CNH Industrial presented its Consolidated Financial Statements, prepared in accordance with IFRS, including three reportable segments: (i) Agricultural and Construction Equipment inclusive of its financial services activities, (ii) Trucks and Commercial Vehicles inclusive of its financial services activities, and (iii) Powertrain.

In order to enhance its reporting, CNH Industrial has realigned its reportable segments reflecting the five businesses now directly managed by CNH Industrial N.V., consisting of: (i) Agricultural Equipment, (ii) Construction Equipment, (iii) Commercial Vehicles, (iv) Powertrain, and (v) Financial Services. Segment information for comparative periods has been recast to conform to the current year’s presentation.

CNH Industrial has the following five operating segments:

■

Agricultural Equipment, which designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors, combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH Agriculture brands, as well as the Steyr brand in Europe. Subsequent to the acquisition of Miller in November 2014, certain products are also sold under the Miller brand, primarily in North America.

■

Construction Equipment, which designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, telehandlers and trenchers. Construction equipment is sold under the New Holland Construction and Case Construction brands.

■

Commercial Vehicles, which designs, produces and sells a full range of light, medium and heavy vehicles for the transportation and distribution of goods through the Iveco brand, commuter buses and touring coaches through the Iveco Bus (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment through the Iveco Astra brand, firefighting vehicles through the Magirus brand and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.

■

Powertrain, which designs, manufactures and offers a range of propulsion, transmission systems and axles for on and off-road applications, as well as engines for marine application and power generation through the FPT Industrial brand; and

■

Financial Services, which offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial’s dealers. In addition, Financial Services provides wholesale financing to CNH Industrial’s dealers, which primarily consists of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products.

The activities carried out by the four industrial segments Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain, as well as Corporate functions, are collectively referred to as “Industrial Activities”.

Revenues for each reported segment are those directly generated by or attributable to the segment as a result of its usual business activities and include revenues from transactions with third parties as well as those deriving from transactions with other segments, recognized at normal market prices. Segment expenses represent expenses deriving from each segment’s business activities both with third parties and other operating segments or which may otherwise be directly attributable to it. Expenses deriving from business activities with other segments are recognized at normal market prices.

Historically and through 2014, the CODM assessed the performance of the operating segments mainly on the basis of Trading profit/(loss), earned by those segments, prepared in accordance with IFRS. Due to the CNH Industrial’s transition to reporting under U.S. GAAP during 2014, the CODM also reviewed the performance of operating

CNH Industrial  Consolidated Financial Statements at December 31, 2014    176

segments using Operating profit prepared in accordance with U.S.GAAP. Operating profit of Industrial Activities under U.S. GAAP is defined as net sales less cost of goods sold, selling, general and administrative expenses and research and development expenses. Operating Profit of Financial Services under U.S. GAAP is defined as revenues, less selling, general and administrative expenses, interest expenses and certain other operating expenses. The CODM will utilize Operating profit under US GAAP to assess segment performance in 2015 and, accordingly, CNH Industrial is presenting segment performance using both Trading profit under IFRS and Operating profit under U.S. GAAP. The CODM also reviews expenditures for long-lived assets under US GAAP by operating segment, therefore, this information is presented below as well.

The income statement under IFRS by reportable segment for the years 2014 and 2013 are as follows:

	2014

($ million)	Agricultural Equipment	Construction Equipment	Commercial Vehicles	Powertrain	Unallocated items, eliminations and other	Total Industrial Activities	Financial Services	Eliminations and other	CNH Industrial Group

Segment revenues	15,204	3,346	11,087	4,475	(2,704)	31,408	2,086	(537)	32,957

Revenues from transactions with other operating segments	(3)	(1)	(60)	(2,640)	2,704	-	(537)	537	-

Revenues from external customers	15,201	3,345	11,027	1,835	-	31,408	1,549	-	32,957

Trading profit/(loss)	1,689	66	2	220	(110)	1,867	532	-	2,399

Unusual income/(expense)	(48)	(56)	(124)	-	(4)	(232)	-	-	(232)

Operating profit/(loss)	1,641	10	(122)	220	(114)	1,635	532	-	2,167

Financial income/(expense)					(776)	(776)	-	-	(776)

Interest in profit/(loss) of joint ventures and associates accounted for using the equity method	75	-	(3)	-	-	72	18	-	90

Other profit/(loss) from investments	-	-	1	-	-	1	-	-	1

Result from investments	75	-	(2)	-	-	73	18	-	91

Profit/(loss) before taxes						932	550	-	1,482

Income taxes					378	378	188	-	566

Profit/(loss) from Continuing Operations						554	362	-	916

Result from intersegment investments						362	2	(364)	-

Profit/(loss) from Continuing Operations						916	364	(364)	916

Amortization and depreciation	(464)	(128)	(353)	(201)	1	(1,145)	(6)	-	(1,151)

Goodwill impairment	-	-	-	-	-	-	-	-	-

Non-cash items other than depreciation and amortization	(3,794)	(497)	(837)	(65)	-	(5,193)	2	-	(5,191)

Reversal of impairment losses on Intangible assets and Property, plant and equipment	-	-	-	-	-	-	-	-	-

CNH Industrial  Consolidated Financial Statements at December 31, 2014    177

	2013

($ million)	Agricultural Equipment	Construction Equipment	Commercial Vehicles	Powertrain	Unallocated items, eliminations and other	Total Industrial Activities	Financial Services	Eliminations and other	CNH Industrial Group

Segment revenues	16,763	3,258	11,447	4,423	(3,050)	32,841	1,950	(560)	34,231

Revenues from transactions with other operating segments	-	-	(113)	(2,937)	3,050	-	(560)	560	-

Revenues from external customers	16,763	3,258	11,334	1,486	-	32,841	1,390	-	34,231

Trading profit/(loss)	1,949	(109)	145	210	(76)	2,119	518	-	2,637

Unusual income/(expense)	-	(31)	(72)	(1)	(11)	(115)	(41)	-	(156)

Operating profit/(loss)	1,949	(140)	73	209	(87)	2,004	477	-	2,481

Financial income/(expense)					(615)	(615)	-	-	(615)

Interest in profit/(loss) of joint ventures and associates accounted for using the equity method	91	-	29	-	-	120	15	-	135

Other profit/(loss) from investments	-	-	1	-	-	1	-	-	1

Result from investments	91	-	30	-	-	121	15	--	136

Profit/(loss) before taxes						1,510	492	-	2,002

Income taxes						632	152	-	784

Profit/(loss) from Continuing Operations						878	340	-	1,218

Result from intersegment investments						340	(1)	(339)	-

Profit/(loss) from Continuing Operations						1,218	339	(339)	1,218

Amortization and depreciation	(392)	(114)	(283)	(208)	3	(994)	(3)	-	(997)

Goodwill impairment	-	-	-	-	-	-	-	-	-

Non-cash items other than depreciation and amortization	(3,960)	(323)	(895)	(95)	(39)	(5,312)	-	-	(5,312)

Reversal of impairment losses on Intangible assets and Property, plant and equipment	-	-	-	-	-	-	-	-	-

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Operating profit under U.S. GAAP by reportable segment is summarized as follows:

($ million)	2014	2013

Agricultural Equipment	1,770	2,008

Construction Equipment	79	(97)

Commercial Vehicles	29	74

Powertrain	223	187

Eliminations and other	(113)	(77)

Total Industrial Activities	1,988	2,095

Financial Services	554	514

Eliminations and other	(343)	(332)

Total Operating profit under U.S. GAAP	2,199	2,277

A reconciliation from consolidated Operating profit under U.S. GAAP to Profit/(loss) before taxes under IFRS for the years ended December 31, 2014 and 2013 is provided below:

($ million)	2014	2013

Operating profit under U.S. GAAP	2,199	2,277

Adjustments/reclassifications to convert from Operating profit under U.S. GAAP to Profit/(loss) before taxes under IFRS:

Gains/(losses) on the disposal of investments under IFRS	-	(25)

Other unusual income/(expenses) under IFRS	(40)	(77)

Financial income/(expenses) under IFRS	(776)	(615)

Result from investments under IFRS	91	136

Development costs, net	231	443

Restructuring provisions	(192)	(54)

Other adjustments	(31)	(83)

Total adjustments/reclassifications	(717)	(275)

Profit/(loss) before taxes under IFRS	1,482	2,002

Expenditures for long-lived assets by operating segment for the years ended December 31, 2014 and 2013 is summarized as follows:

($ million)	2014	2013

Agricultural Equipment	408	542

Construction Equipment	65	72

Commercial Vehicles	391	458

Powertrain	136	148

Other	5	1

Total Industrial Activities	1,005	1,221

Financial Services	17	6

Total Expenditures for long-lived assets (1) under U.S. GAAP	1,022	1,227

(1) Excluding assets sold with buy-back commitments and equipment on operating lease. It should be noted that these amounts do not include expenditure for development costs, as not capitalized under U.S. GAAP (for additional information, refer to Note 38 “IFRS to U.S. GAAP reconciliation”).

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32. Information by geographical area

CNH Industrial N.V. has its principal office in Basildon, United Kingdom. In 2014, Group’s revenues earned in the United Kingdom from external customers totaled $1,064 million ($1,001 million in 2013) and Group’s revenues earned in the Rest of the World from external customers totaled $31,893 million ($33,230 million in 2013). The following is an analysis of revenues earned from external customers in the Rest of the World:

($ million)	2014	2013

United States	7,679	7,908

Brazil	3,688	4,737

France	2,970	3,081

Italy	2,854	2,686

Germany	1,922	1,741

Canada	1,656	1,734

Australia	926	1,015

Argentina	553	920

Spain	843	700

Poland	561	503

Other	8,241	8,205

Total revenues from external customers in RoW	31,893	33,230

Total non-current Assets located in United Kingdom, excluding financial assets, deferred tax assets, defined benefit assets and rights arising under insurance contracts totaled $284 million at December 31, 2014 ($268 million at December 31, 2013) and the total of such assets located in the Rest of the World totaled $14,644 million at December 31, 2014 ($14,487 million at December 31, 2013). Non-current assets located in the Rest of the World may be analyzed as follows:

($ million)	At December 31, 2014	At December 31, 2013

United States	5,531	4,940

Italy	3,061	3.198

France	1,133	1,196

Germany	856	880

Spain	733	852

Brazil	633	673

China	560	538

Canada	485	479

Other	1,652	1,731

Total non-current assets in RoW	14,644	14,487

In 2014 and 2013, no single external customer of the Group accounted for 10% or more of consolidated revenues.

33. Information on financial risks

The Group is exposed to the following financial risks connected with its operations:

■	credit risk, regarding its normal business relations with customers and dealers, and its financing activities;

■	liquidity risk, with particular reference to the availability of funds and access to the credit market and to financial instruments in general;

■	market risk (principally relating to exchange rates, interest rates), since the Group operates at an international level in different currencies and uses financial instruments which generate interest.

As described in the section “Risk management”, the Group constantly monitors the financial risks to which it is exposed, in order to detect those risks in advance and take the necessary action to mitigate them.

The following section provides qualitative and quantitative disclosures on the effect that these risks may have upon the Group.

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The quantitative data reported in the following do not have any predictive value, in particular the sensitivity analysis on market risks cannot reflect the complexity of the market or the associated market reaction which may result from any of the assumed changes.

Credit risk

The maximum credit risk to which the Group is theoretically exposed at December 31, 2014 is represented by the carrying amounts stated for financial assets in the statement of financial position and the nominal value of the guarantees provided on liabilities or commitments of third parties as discussed in Note 30.

Dealers and final customers are subject to specific assessments of their creditworthiness under a detailed scoring system; in addition to carrying out this screening process, the Group also obtains financial and non-financial guarantees for risks arising from credit granted for the sale of trucks and commercial vehicles and agricultural and construction equipment. These guarantees are further strengthened where possible by retention of title clauses or specific guarantees on financed vehicle sales to the sales network and on vehicles assigned under finance lease agreements.

Balances which are objectively uncollectible either in part or for the whole amount are written down on a specific basis if they are individually significant. The amount of the write-down takes into account an estimate of the recoverable cash flows and the date of receipt, the costs of recovery and the fair value of any guarantees received. Impairment losses are recognized for receivables which are not written down on a specific basis, determined on the basis of historical experience and statistical information.

Receivables for financing activities amounting to $21,472 million at December 31, 2014 ($21,986 million at December 31, 2013) include balances totaling $128 million ($106 million at December 31, 2013) that have been written down on an individual basis. Of the remainder, balances totaling $405 million ($494 million at December 31, 2013) are past due by up to one month, while balances totaling $375 million are past due by more than one month ($582 million at December 31, 2013). In the event of installment payments, even if only one installment is overdue, the whole amount of the receivable is classified as such.

Trade receivables and Other current receivables totaling $2,318 million at December 31, 2014 ($3,038 million at December 31, 2013) include balances totaling $85 million ($73 million at December 31, 2013) that have been written down on an individual basis. Of the remainder, balances totaling $28 million ($139 million at December 31, 2013) are past due by up to one month, while balances totaling $239 million ($308 million at December 31, 2013) are past due by more than one month.

The significant decrease in the past due component in receivables from financing activities is primarily attributable to a reduction in EMEA past dues related to the Commercial vehicles related portfolio.

Liquidity risk

Liquidity risk arises if the Group is unable to obtain the funds needed to carry out its operations under economic conditions.

The two main factors that determine the Group’s liquidity situation are on the one hand the funds generated by or used in operating and investing activities and on the other the debt lending period and its renewal features or the liquidity of the funds employed and market terms and conditions.

CNH Industrial has adopted a series of policies and procedures whose purpose is to optimize the management of funds and to reduce the liquidity risk, as follows:

■	centralizing the management of receipts and payments, where it may be economical in the context of the local statutory, currency and fiscal regulations of the countries in which the Group is present;

■	maintaining an adequate level of available liquidity;

■	diversifying the means by which funds are obtained and maintaining a continuous and active presence on the capital markets;

■	obtaining adequate credit lines; and

■	monitoring future liquidity on the basis of business planning.

Details as to the repayment structure of the Group’s financial assets and liabilities are provided in Note 19 “Current Receivables and Other current assets” and in Note 27 “Debt”. Details of the repayment structure of derivative financial instruments are provided in Note 21.

Management believes that the funds currently available, together with the funds that will be generated from operating and financing activities, will enable the Group to satisfy its requirements resulting from its investing activities and its working capital needs and to fulfill its obligations to repay its debts at their natural due date.

CNH Industrial  Consolidated Financial Statements at December 31, 2014    181

Currency risk

The Group is exposed to risk resulting from changes in exchange rates, which can affect its earnings and equity. In particular:

■

Where a Group company incurs costs in a currency different from that of its revenues, any change in exchange rates can affect the operating profit/(loss) of that company. In 2014, the total net trade flows exposed to currency risk amounted to the equivalent of 18% of the Group’s turnover (19% in 2013). The principal exchange rates to which the Group is exposed are the following:

☐

US$/EUR, in relation to the production/purchases of Agricultural Equipment and Construction Equipment in the Euro area and to sales in dollars made by Commercial Vehicles; US$/BRL and EUR/BRL, in relation to production in Brazil and the respective import/export flows;

☐	US$/AUD, mainly in relation to sales made by Agricultural Equipment and Construction Equipment in Australia;

☐	US$/GBP, in relation to the production/purchases of Agricultural Equipment and Construction Equipment in the UK;

☐	EUR/GBP, predominately in relation to sales made by Commercial Vehicles on the UK market and purchases made by Agricultural Equipment and Construction Equipment in the Euro area.

Taken overall trade flows exposed to changes in these exchange rates in 2014 made up approximately 72% of the exposure to currency risk from trade transactions.

■

It is the Group’s policy to use derivative financial instruments to hedge a certain percentage, on average between 55% and 85%, of the forecast trading transaction exchange risk exposure for the coming 12 months (including such risk beyond that date where it is believed to be appropriate in relation to the characteristics of the business) and to hedge completely the exposure resulting from firm commitments.

■

Group companies may find themselves with trade receivables or payables denominated in a currency different from the functional currency of the company itself. In addition, in a limited number of cases, it may be convenient from an economic point of view, or it may be required under local market conditions, for companies to obtain financing or use funds in a currency different from their functional currency. Changes in exchange rates may result in exchange gains or losses arising from these situations. It is the Group’s policy to hedge fully, whenever possible, the exposure resulting from receivables, payables and securities denominated in foreign currencies different from the company’s functional currency.

■

Certain of the Group’s subsidiaries are located in countries not adopting the U.S. dollar as local currency, such as the members of the European monetary union, the United Kingdom, Brazil, Australia, Canada, India, China, Argentina and Poland. As the Group’s reference currency is the U.S. dollar, the income statements of those countries are converted into U.S. dollar using the average exchange rate for the period, and while revenues and margins are unchanged in local currency, changes in exchange rates may lead to effects on the converted balances of revenues, costs and the result in U.S. dollar.

■

The assets and liabilities of consolidated companies whose functional currency is different from the U.S. dollar may acquire converted values in U.S. dollar which differ as a function of the fluctuation in exchange rates. The effects of these changes are recognized directly in the Cumulative Translation Adjustments reserve, included in Other comprehensive income (see Note 24).

The Group monitors its principal exposure to translation exchange risk, although there was no specific hedging in this respect at the balance sheet date.

There were no substantial changes in 2014 in the nature or structure of exposure to currency risk or in the Group’s hedging policies.

Sensitivity analysis

The potential loss in fair value of derivative financial instruments held for currency risk management (currency swaps/forwards, currency options, interest rate and currency swaps) at December 31, 2014 resulting from a hypothetical, unfavorable and instantaneous change of 10% in the exchange rates amounts to approximately $255 million ($281million at December 31, 2013).

Receivables, payables and future trade flows whose hedging transactions have been analyzed were not considered in this analysis. It is reasonable to assume that changes in exchange rates will produce the opposite effect, of an equal or greater amount, on the underlying transactions that have been hedged.

CNH Industrial  Consolidated Financial Statements at December 31, 2014    182

Interest rate risk

The manufacturing companies and treasuries of the Group make use of external funds obtained in the form of financing and invest in monetary and financial market instruments. In addition, Group companies make sales of receivables resulting from their trading activities on a continuing basis. Changes in market interest rates can affect the cost and return of the various forms of financing, including the sale of receivables, and the employment of funds, causing an impact on the level of net financial expenses incurred by the Group.

In addition, Financial Services companies provide loans (mainly to customers and dealers), financing themselves primarily using various forms of direct debt or asset-backed financing (e.g. securitization of receivables). Where the characteristics of the variability of the interest rate applied to loans granted differ from those of the variability of the cost of the financing obtained, changes in the current level of interest rates can affect the operating profit/(loss) of those companies and the Group as a whole.

In order to manage these risks, the Group uses interest rate derivative financial instruments, mainly interest rate swaps and forward rate agreements, with the object of mitigating, under economically acceptable conditions, the potential variability of interest rates on net profit/(loss).

Sensitivity analysis

In assessing the potential impact of changes in interest rates, the Group separates out fixed rate financial instruments (for which the impact is assessed in terms of fair value) from floating rate financial instruments (for which the impact is assessed in terms of cash flows).

The fixed rate financial instruments used by the Group consist principally of part of the portfolio of the Financial Services companies (basically customer financing and financial leases) and part of debt (including subsidized loans and bonds).

The potential loss in fair value of fixed rate financial instruments (including the effect of interest rate derivative financial instruments) held at December 31, 2014 resulting from a hypothetical, unfavorable and instantaneous change of 10% in market interest rates, would have been approximately $25 million (approximately $34 million at December 31, 2013).

Floating rate financial instruments consist principally of cash and cash equivalents, loans provided by the Financial Services companies to the sales network and part of debt. The effect of the sale of receivables is also considered in the sensitivity analysis as well as the effect of hedging derivative instruments.

A hypothetical, unfavorable and instantaneous change of 10% in short-term interest rates at December 31, 2014, applied to floating rate financial assets and liabilities, operations for the sale of receivables and derivative financial instruments, would have caused increased net expenses before taxes, on an annual basis, of approximately $5 million (approximately $5 million at December 31, 2013).

This analysis is based on the assumption that there is a general and instantaneous change of 10% in interest rates across homogeneous categories. A homogeneous category is defined on the basis of the currency in which the financial assets and liabilities are denominated.

Other risks on derivative financial instruments

The Group has entered derivative contracts linked to commodity prices to hedge specific exposures on supply contracts.

Sensitivity analysis

In the event of a hypothetical, unfavorable and instantaneous change of 10% in the underlying raw materials prices, the potential loss in fair value of outstanding derivative financial instruments at December 31, 2014 linked to commodity prices would have been not significant (not significant at December 31, 2013).

CNH Industrial  Consolidated Financial Statements at December 31, 2014    183

34. Fair value measurement

Fair value levels presented below are described in the “Significant accounting policies – Fair value measurement” section of these Notes.

Assets and liabilities measured at fair value

The following table provides the fair value hierarchy for financial assets and liabilities that are measured at fair value, on a recurring or not-recurring basis, in the statement of financial position at December 31, 2014 and 2013:

		At December 31, 2014				At December 31, 2013

($ million)	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Other non-current securities	(16)	1	-	-	1	1	-	-	1

Other financial assets	(21)	-	205	-	205	-	261	-	261

Total Assets		1	205	-	206	1	261	-	262

Other financial liabilities	(21)	-	(235)	-	(235)	-	(94)	-	(94)

Total Liabilities		-	(235)	-	(235)	-	(94)	-	(94)

In 2014 and 2013 there were no transfers between levels in the fair value hierarchy.

Description of the valuation techniques used to determine the fair value of derivative financial instruments is included in Note 21 “Other financial assets and Other financial liabilities”.

Assets and liabilities not measured at fair value

With reference to Cash and cash equivalents, Trade receivables, Current tax receivables, Other current assets, Trade payables and Other current liabilities, their carrying amount approximates their fair value due to the short maturity of these items.

The following tables provide the fair value and fair value hierarchy for the most relevant categories of financial assets and liabilities that are not measured at fair value in the Statement of financial position at December 31, 2014 and 2013:

		At December 31, 2014

($ million)	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying value

Retail financing	(19)	-	-	10,976	10,976	11,023

Dealer financing	(19)	-	-	9,398	9,398	9,400

Finance leases	(19)	-	-	959	959	955

Other receivables from financing activities	(19)	-	-	94	94	94

Total Receivables from financing activities		-	-	21,427	21,427	21,472

Assets-backed financing	(27)	-	13,586	-	13,586	13,587

Bonds	(27)	5,119	4,789	-	9,908	9,519

Borrowings from banks	(27)	-	5,343	-	5,343	5,547

Payable represented by securities	(27)	-	699	-	699	701

Other debt	(27)	-	347	-	347	347

Total Debt		5,119	24,764	-	29,883	29,701

CNH Industrial  Consolidated Financial Statements at December 31, 2014    184

		At December 31, 2013

($ million)	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying value

Retail financing	(19)	-	-	11,200	11,200	11,202

Dealer financing	(19)	-	-	9,119	9,119	9,113

Finance leases	(19)	-	-	1,529	1,529	1,535

Other receivables from financing activities	(19)	-	-	136	136	136

Total Receivables from financing activities		-	-	21,984	21,984	21,986

Assets-backed financing	(27)	-	14,747	-	14,747	14,727

Bonds	(27)	3,471	4,497	-	7,968	7,329

Borrowings from banks	(27)	-	6,940	-	6,940	7,101

Payable represented by securities	(27)	-	538	-	538	541

Other debt	(27)	-	248	-	248	248

Total Debt		3,471	26,970	-	30,441	29,946

The fair values of Receivables from financing activities are included in the Level 3 and have been estimated based on discounted cash flows analysis with the most significant inputs being the market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristic, adjusted to take into account the credit risk of the counterparties.

The fair values of Bonds are included in the Level 2, with the exception of the bonds issued by CNH Industrial Finance Europe S.A. which are included in the Level 1 and have been estimated with reference to quoted prices in active markets.

The fair value of Asset backed financing, Borrowings from banks, Payable represented by securities and Other debt are included in the Level 2 and have been estimated based on discounted cash flows analysis using the current market interest rates at year-end adjusted for the Group non-performance risk over the remaining term of the financial liability.

35. Related party transactions

In accordance with IAS 24, CNH Industrial’s related parties are companies and persons who are capable of exercising control or joint control or who have a significant influence over the Group, CNH Industrial N.V.’s parent company EXOR S.p.A. and the companies that EXOR S.p.A. controls or has a significant influence over, including Fiat Chrysler Automobiles N.V. and its subsidiaries and affiliates (“FCA”), unconsolidated subsidiaries of CNH Industrial and the associates or joint ventures of CNH Industrial. Finally, the members of the Board of Directors, the statutory auditors (in 2013 for Fiat Industrial S.p.A.) and managers of CNH Industrial with strategic responsibility and members of their families are considered related parties too.

As of December 31, 2014, on the basis of the information published on the website of the Netherlands Authority for the Financial Markets and in reference to the up-to-date information on the files of CNH Industrial, EXOR S.p.A. held 41.44% of CNH Industrial’s voting power and had the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets and issuances of equity and the incurrence of indebtedness. The percentage above has been calculated as the ratio of (i) the aggregate number of common shares and special voting shares beneficially owned by EXOR S.p.A. and (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial as of December 31, 2014.

CNH Industrial engages in transactions with unconsolidated subsidiaries, joint ventures, associates and other related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. The Company’s Audit Committee conducts a review to determine that all related party transactions are on what the Committee believes to be arm’s-length terms.

Relations between CNH Industrial N.V. and its unconsolidated subsidiaries, its joint ventures, its associates and other related parties consist mainly of transactions of a commercial nature, which have an effect on revenues, cost of sales and trade receivables and payables.

CNH Industrial  Consolidated Financial Statements at December 31, 2014    185

Transactions with FCA

In connection with the Demerger, Fiat and Fiat Industrial entered into a Master Services Agreement (“MSA”) which sets forth the primary terms and conditions pursuant to which the various service provider subsidiaries of such entities provide services (such as purchasing, tax, accounting and other back office services, security and training) to the various service receiving subsidiaries. As structured, the applicable service provider and service receiver subsidiaries become parties to the MSA through the execution of an Opt-In letter which may contain additional terms and conditions. Pursuant to the MSA, service receivers are required to pay to service providers the actual cost of the services plus a negotiated margin. In 2011, various entities of CNH Industrial approved the MSA and the applicable related Opt-In letters. Companies of FCA provide CNH Industrial with administrative services such as accounting, cash management, maintenance of plant and equipment, security, research and development, information systems and training under the terms and conditions of the MSA and the applicable Opt-in Letters.

Additionally, CNH Industrial sells engines and light commercial vehicles to, and purchases engine blocks and other components from, the companies of FCA. The main effects of such transactions reflected on this Consolidated Annual Report are as follows:

($ million)	2014	2013

Net revenues	943	904

Cost of sales	551	631

Selling, general and administrative costs	234	275

($ million)	At December 31, 2014	At December 31, 2013

Trade receivables	27	36

Trade payables	139	178

Transactions with joint ventures

CNH Industrial sells commercial vehicles, agricultural and construction equipment, and provides technical services to joint ventures such as Iveco Oto Melara Società consortile, CNH de Mexico SA de CV, Turk Traktor ve Ziraat Makineleri A.S., SAIC Iveco Commercial Vehicle Investment Company Limited and New Holland HFT Japan Inc. CNH Industrial also purchases equipment from joint ventures, such as Turk Traktor ve Ziraat Makineleri A.S. The main effects of such transactions reflected on this Consolidated Annual Report are as follows:

($ million)	2014	2013

Net revenues	746	664

Cost of sales	564	505

($ million)	At December 31, 2014	At December 31, 2013

Trade receivables	79	68

Trade payables	132	154

Transactions with associates

CNH Industrial sells trucks and commercial vehicles and provides services to associates. In 2014, revenues from associates totaled $97 million ($54 million in 2013) and mainly related to transactions with IVECO-AMT Ltd. At December 31, 2014 receivables arising from the revenues discussed above amounted to $68 million ($26 million at December 31, 2013).

Transactions with other related parties

In 2014, no such transactions occurred. In 2013, the cost of sales included $25 million due to purchases of components from the Brembo Group, controlled by Alberto Bombassei who was a member of the Board of Directors of Fiat Industrial S.p.A. until the Merger.

CNH Industrial  Consolidated Financial Statements at December 31, 2014    186

Compensation to Directors, Statutory Auditors and Key Management

The fees of the Directors and Statutory Auditors of CNH Industrial N.V. for carrying out their respective functions, including those in other consolidated companies, are as follows

(in thousands of dollars)	2014	2013

Directors (a)	30,003	17,652

Statutory auditors (b)	-	252

Total Compensation	30,003	17,904

a.

This amount includes the notional compensation cost of $25,084 thousand in 2014 ($9,950 thousand in 2013) arising from stock grants awarded to the Chairman, the Chief Executive Officer and certain Directors.

b.	Statutory Auditors refer to Fiat Industrial S.p.A. before the Merger.

The aggregate expense incurred in 2014 for the compensation of Executives with strategic responsibilities of the Group amounts to approximately $28 million ($27 million in 2013). This amount is inclusive of the notional compensation cost for share-based payments.

Commitments and guarantees with related parties

At December 31, 2014 the Group had issued guarantees on commitments of its joint ventures for amount of $277 million ($272 million at December 31, 2013), mainly related to Iveco - Oto Melara Società consortile.

36. Acquisitions and Disposals of subsidiaries and other investments

Acquisitions

As discussed in the section “Business combinations”, on November 26, 2014, CNH Industrial completed the acquisition of substantially all of the assets of Miller, a leading manufacturer of precision spraying equipment, for total consideration of $106 million. This transaction has been accounted for as an acquisition in accordance with IFRS 3 - Business Combinations, and the Group has accordingly applied the acquisition method, finalized in December.

The identifiable assets acquired and liabilities assumed have been recognized at their fair values at the Acquisition date (November 26, 2014) and are set out below:

($ million)	At the Acquisition date

Non-current assets	86

Current assets	30
Total assets acquired (a)	116

Liabilities assumed (b)	10

Net assets acquired/(Net liabilities assumed) (a) – (b)	106

The transaction led to the recognition of goodwill of $8 million given the favorable earnings prospects of the business forming part of the transaction.

The consideration paid in this business combination is set out below, together with the resulting cash flows:

($ million)	At the Acquisition date

Consideration due	106

Consideration deferred	-

Total Consideration	106

Cash outflows:

Cash and cash equivalents paid	106

Cash and cash equivalents received	-

Total cash flows paid/(received)	106

The Group made no significant acquisitions of subsidiaries in 2013.

During 2013 the Group acquired non-controlling interests in companies in which it already held control, leading to the recognition of a total cash outflow of $19 million. In particular, the Group purchased:

CNH Industrial  Consolidated Financial Statements at December 31, 2014    187

¡	a non-controlling interest of 35.0% in Case Construction Machinery America LLC, with a cash outflow of $6 million;

¡	a non-controlling interest of 49.0% of CNH Industrial (Russia) Commercial Operations B.V. and of 50.0% in CNH Industrial (Russia) Industrial Operations B.V., for a total outflow of $13 million.

The changes in the ownership interests in subsidiaries described above did not have any significant effect on the Group’s equity attributable to the owners of the parent.

With reference to the Merger occurred in 2013, the main effect was the acquisition of the non-controlling interests in the profit and loss and shareholder’s equity of former CNH Global N.V. for no consideration. This effect was immaterial on the CNH Industrial’s consolidated profit and loss for the year ended December 31, 2013.

Disposals

The Group made no significant disposals of investments in 2014 and 2013.

37. Explanatory notes to the Statement of Cash Flows

The Statement of cash flows sets out changes in cash and cash equivalents during the year. As required by IAS 7 - Cash Flow  Statements, cash flows are separated into operating, investing and financing activities. The effects of changes in exchange rates on cash and cash equivalents are shown separately under the line item Translation exchange differences.

The Group presents supplemental discussion and disclosure regarding the statement of cash flows within this Note for the purpose of additional analysis. Certain items discussed below, are reflected within the consolidated statement of cash flows either on an aggregate or net basis, and accordingly have been discussed further as set forth below.

Operating activities

Cash flows from/(used in) operating activities derive mainly from the Group’s main revenue producing activities.

Adjustments to exclude non-cash effects related to the sale of vehicles under buy-back commitments are included under operating activities in a single line item which includes changes in working capital, capital expenditures, amortization, depreciation and impairment losses. This item also includes gains and losses arising from the sales of vehicles transferred under buy-back commitments that occur before the end of the agreement term without repossession of the vehicle.

Change in operating lease items comprises capital expenditures for assets under operating lease and reflects adjustments to exclude non-cash items such as amortization, depreciation, impairment losses and changes in inventories.

The adjustment to exclude Other non-cash items of $157 million in 2014 ($38 million in 2013) includes an amount of $108 million ($-9 million in 2013) related to result from investments net of impairment losses on assets recognized during the year.

Changes in working capital for 2014 and 2013 are summarized as follows:

($ million)	2014	2013

Change in trade receivables	281	408

Change in inventories	(167)	(1,227)

Change in trade payables	(862)	969

Change in other receivables/payables	43	(53)

Change in working capital	(705)	97

The Cash flows for income tax payments net of refunds in 2014 amount to $744 million ($521 million in 2013).

Total interest of $944 million was paid and interest of $1,000 million was received in 2014 (interest of $1,013 million was paid in 2013, and interest of $942 million was received in 2013).

Investing activities

Cash flows from/(used in) investing activities represent the extent to which expenditures have been made for resources intended to generate future income and cash flows. Only expenditures resulting in an asset recognized in the balance sheet are classified as investing activities in the Statement of cash flows. In particular, Cash flows from/(used in) investing activities include net change in receivables from financing activities that may be analyzed as follows:

CNH Industrial  Consolidated Financial Statements at December 31, 2014    188

($ million)	2014	2013

Change in dealer financing	(1,089)	(1,094)

Change in retail financing	(300)	(1,640)

Change in finance leases	405	227

Change in other receivables from financing activities	61	108

Net change in receivables from financing activities	(923)	(2,399)

Liquidity absorbed by the increase in receivables from financing activities in 2014 principally referred to higher levels of financing provided to both dealers and customers in NAFTA and dealers in LATAM.

Consideration for the acquisition and disposal of subsidiaries and of other investments is discussed in Note 36.

Financing activities

The net change in other financial payables and other financial assets/liabilities mainly reflects changes in borrowings from banks and in asset-backed financing, together with changes in other financial assets and other financial liabilities (consisting of derivative financial instruments measured at fair value at the balance sheet date, as indicated in Note 21 above).

Changes in 2014 and 2013 are summarized as follows:

($ million)	2014	2013

Change in asset-backed financing	(507)	1,993

Change in borrowings from banks and other financial payables	(286)	579

Net change in other financial payables	(793)	2,572

Net change in other financial assets and other financial liabilities	(15)	11

Net change in other financial payables and other financial assets/liabilities	(808)	2,583

38. IFRS to U.S. GAAP reconciliation

These Consolidated Financial Statements have been prepared in accordance with the IFRS as issued by the IASB and as adopted by the European Union (refer to section “Significant accounting policies”, paragraph “Basis of preparation”, for additional information).

Starting from the Annual Report on Form 20-F at December 31, 2013, CNH Industrial has begun to report financial results under U.S. GAAP for U.S. reporting and investor presentation purposes, continuing to report under IFRS for European listing purposes and Dutch law requirements.

IFRS differ in certain significant respects from U.S. GAAP. In order to help readers understand the difference between the Group’s two sets of financial statements, CNH Industrial has provided, on a voluntary basis, a reconciliation from IFRS to U.S. GAAP as follows:

Reconciliation of Profit

($ million)	Note	2014	2013

Profit in accordance with IFRS		916	1,218

Adjustments to conform with U.S. GAAP:

Development costs, net	(a)	(231)	(443)

Goodwill and other intangible assets	(b)	(8)	(8)

Defined benefit plans	(c)	(56)	(16)

Restructuring provisions	(d)	8	(17)

Other adjustments	(e)	(20)	(19)

Tax impact on adjustments	(f)	103	158

Deferred tax assets and tax contingencies recognition	(g)	(4)	(45)

Total adjustments		(208)	(390)

Net income in accordance with U.S. GAAP		708	828

CNH Industrial  Consolidated Financial Statements at December 31, 2014    189

Reconciliation of Total Equity

($ million)	Note	At December 31, 2014	At December 31, 2013

Total Equity in accordance with IFRS		7,577	7,662

Adjustments to conform with U.S. GAAP:

Development costs, net	(a)	(2,819)	(2,862)

Goodwill and other intangible assets	(b)	122	130

Defined benefit plans	(c)	6	29

Restructuring provisions	(d)	12	6

Other adjustments	(e)	16	15

Tax impact on adjustments	(f)	815	773

Deferred tax assets and tax contingencies recognition	(g)	(768)	(798)

Total adjustments		(2,616)	(2,707)

Total Equity in accordance with U.S. GAAP		4,961	4,955

Description of reconciling items

Reconciling items presented in the tables above are described as follows:

a.	Development costs, net

Under IFRS, costs relating to development projects are recognized as intangible assets when costs can be measured reliably and the technical feasibility of the product, volumes and pricing support the view that the development expenditure will generate future economic benefits. Under U.S. GAAP, development costs are expensed as incurred. As a result, costs incurred related to development projects that have been capitalized under IFRS are expensed as incurred under U.S. GAAP. Amortization expenses, net result on disposal and impairment charges of previously capitalized development costs recorded under IFRS have been reversed under U.S. GAAP. In 2014, under IFRS the Group capitalized $676 million ($759 million in 2013) of development costs, amortized $420 million ($316 million in 2013) of previously capitalized development costs that were reversed under U.S. GAAP, and recognized an impairment for an amount of $25 million. In 2013, no impairment charges and no result on disposal were recorded.

b.	Goodwill and other intangible assets

Goodwill is not amortized under but rather tested for impairment at least annually both IFRS and U.S. GAAP. The difference in goodwill and other intangible assets between the Group’s two sets of financial statements is primarily due to the different times when IFRS and ASC 350 - Intangibles – Goodwill and Other, where adopted. CNH Industrial transitioned to IFRS on January 1, 2004. Prior to the adoption of IFRS, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over its estimated period of recoverability, not exceeding 20 years. CNH Industrial adopted ASC 350 on January 1, 2002. Under U.S. GAAP, through December 31, 2001, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over a period not exceeding 40 years. In addition, IFRS and U.S. GAAP differ in the determination of the goodwill impairment amount, if any goodwill impairment needs to be recognized. However, no difference arose as no goodwill impairment was required in 2014 and 2013.

c.	Defined benefit plans

The differences related to defined benefit plans are mainly due to the different accounting for actuarial gains and losses and the net interest component of the defined benefit cost between IFRS and U.S. GAAP. Under IFRS, actuarial gains and losses are recognized immediately in other comprehensive income without reclassification to profit or loss in subsequent years; net interest expense or income is recognized by applying the discount rate to the net defined benefit liability or asset (the defined benefit obligation less the fair value of plan assets, allowing for any assets ceiling restriction). Under U.S. GAAP, actuarial gain and losses are deferred through use of the corridor method; interest cost applicable to the liability is recognized using the discount rate, while an expected return on assets is recognized reflecting management’s expectations on long-term average rates of return on funds invested to provide for benefits included in the projected benefit obligations.

d.	Restructuring provisions

The principal difference between IFRS and U.S. GAAP with respect to accruing for restructuring costs is that IFRS places emphasis on the recognition of the costs of the exit plan as a whole, whereas U.S. GAAP requires

CNH Industrial  Consolidated Financial Statements at December 31, 2014    190

that each type of cost is examined individually to determine when it may be accrued. Under IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, a provision for restructuring costs is recognized when the Group has a constructive obligation to restructure. Under U.S. GAAP, termination benefits are recognized in the period in which a liability is incurred. The application of U.S. GAAP often results in different timing recognition for the Group’s restructuring activities.

e.	Other adjustments

Other adjustments refer to differences that are not individually material for the Group and are therefore shown as a combined total.

f.	Tax impact on adjustments

This item includes the tax effects of adjustments from (a) to (e) and mainly refers to development costs.

g.	Deferred tax assets and tax contingencies recognition

The Group’s policy for accounting for deferred income taxes under IFRS is described in section “Significant accounting” policies. This policy is similar to U.S. GAAP which states that a deferred tax asset or liability is recognized for the estimated future tax effects attributable to temporary differences and tax loss carry forwards. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized based on available evidence. The most significant accounting difference between IFRS and U.S. GAAP relates to development costs, which also has a significant impact on accumulated deferred tax assets or liabilities and on U.S. GAAP pretax book income or loss in certain jurisdictions. As a result, the assessment of tax contingencies and recoverability of deferred tax assets in each jurisdiction can vary significantly between IFRS and U.S. GAAP for financial reporting purposes. This adjustment relates primarily to foreign jurisdictions with U.S. GAAP pretax book losses in recent years higher than those recorded for IFRS purposes.

39. Subsequent events

No subsequent events to be reported.

March 2, 2015

The Board of Directors

Sergio Marchionne

Richard J. Tobin

Jacqueline A. Tammenoms Bakker

John Elkann

Mina Gerowin

Maria Patrizia Grieco

Léo W. Houle

Peter Kalantzis

John Lanaway

Guido Tabellini

Jacques Theurillat

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CNH INDUSTRIAL N.V.

STATUTORY

FINANCIAL STATEMENTS

At December 31, 2014

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INCOME STATEMENT

(€ thousand)	Notes	2014	2013

Net revenues	(1)	1,007,130	-

Cost of sales		868,182	-

GROSS PROFIT		138,948	-

Selling, general and administrative costs	(2)	99,496	54,361

Research and development costs	(3)	21,173	-

Other income/(expenses)	(4)	23,922	10,962

Restructuring expenses	(5)	1,900	-

OPERATING PROFIT/(LOSS)		40,301	(43,399)

Financial income/(expenses)	(6)	(111,313)	(116,959)

Result from investments	(7)	691,230	979,967

PROFIT/(LOSS) BEFORE TAXES		620,218	819,609

Income taxes	(8)	69,919	(30,647)

PROFIT/(LOSS) FROM CONTINUING OPERATIONS		690,137	788,962

Profit/(loss) from discontinued operations		-	-

PROFIT/(LOSS)		690,137	788,962

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STATEMENT OF FINANCIAL POSITION

(€ thousand)	Notes	At December 31, 2014	At December 31, 2013

ASSETS

Intangible assets	(10)	69,569	430

Property, plant and equipment	(11)	62,288	45

Equity investments	(12)	10,270,608	9,180,971

Other financial assets	(13)	458,693	11,175

Deferred tax assets	(8)	88,158	3,339

Total Fixed assets		10,949,316	9,195,960

Inventories	(14)	197,239	-

Trade receivables	(15)	177,798	5,233

Current financial receivables	(16)	190,526	366

Other current assets	(17)	168,211	149,310

Cash and cash equivalents	(18)	5,579	765

Total Current assets		739,353	155,674

TOTAL ASSETS		11,688,669	9,351,634

EQUITY AND LIABILITIES

Equity	(19)

Share capital		18,297	18,245

Capital reserve		2,372,100	2,330,703

Legal reserve		2,614,736	2,044,936

Retained profit/(loss)		510,150	321,677

Profit/(loss) for the year		690,137	788,962

Total Equity		6,205,420	5,504,523

Provision for employee benefits	(20)	254,682	1,120

Non-current debt	(21)	137,728	11,175

Deferred tax liabilities	(8)	6,582	-

Total Non-current liabilities		398,992	12,295

Other provisions	(22)	55,446	6,658

Trade payables	(23)	269,728	16,567

Current debt	(24)	4,642,116	3,675,564

Other debt	(25)	116,967	136,027

Total Current liabilities		5,084,257	3,834,816

TOTAL EQUITY AND LIABILITIES		11,688,669	9,351,634

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NOTES TO THE

STATUTORY FINANCIAL STATEMENTS

PRINCIPAL ACTIVITIES

CNH Industrial N.V. is the company formed by the merger, completed on September 29, 2013, between Fiat Industrial S.p.A. and its majority owned subsidiary CNH Global N.V. The Company, incorporated in the Netherlands, has its principal office in Basildon, United Kingdom.

CNH Industrial N.V.’s statutory financial statements are presented in euros. The Company’s functional currency is euros.

As parent company, CNH Industrial N.V. has also prepared consolidated financial statements for CNH Industrial Group for the year ended December 31, 2014.

Merger of Fiat Industrial and CNH

During 2013 the process of combining the activities of CNH and Fiat Industrial was completed with the following steps:

¡	the cross-border merger of Fiat Netherlands Holding N.V. (“FNH”) with and into Fiat Industrial S.p.A. (the “FNH Merger”) which occurred on August 1, 2013;

¡	the cross-border reverse merger of Fiat Industrial S.p.A. with and into FI CBM Holdings N.V. (the “FI Merger”); and

¡

the Dutch merger of CNH Global N.V. with and into FI CBM Holdings N.V. (the “CNH Merger” and, together with the FI Merger, the “Merger” or the “Transaction”), subsequently renamed CNH Industrial N.V. That Company has taken, as a consequence of the Transaction, the role of CNH Industrial Group’s parent company.

All the companies (i.e., Fiat Industrial S.p.A., FI CBM Holdings N.V., FNH and CNH Global N.V.) involved in the reorganization process were part of the Fiat Industrial Group; in particular: (i) FNH was a wholly-owned direct subsidiary of Fiat Industrial S.p.A.; (ii) FI CBM Holdings N.V. was a wholly-owned direct subsidiary of Fiat Industrial S.p.A.; and (iii) CNH Global N.V. was an indirect subsidiary of Fiat Industrial S.p.A. (controlled through FNH which owned approximately 87% of CNH Global N.V.’s capital stock).

The deeds of merger for the merger of Fiat Industrial S.p.A. and CNH Global N.V. with and into CNH Industrial N.V. were executed, respectively, on September 27 and 28, 2013. The effective date of the merger transactions (the “Transaction”) was September 29, 2013.

The merger between CNH Industrial N.V. (former FI CBM Holdings N.V.) and Fiat Industrial S.p.A. and Fiat Netherland Holdings N.V. has been accounted for using the “pooling of interest method”, therefore comparative figures for the year ended December 31, 2012 have been adjusted as the merger was already happened at that time. Instead, the merger between CNH Industrial N.V. and CNH Global N.V. has been accounted for from the date in which the transaction occurred on September 29, 2013, due to a minority presence until that date.

Acquisition of Basildon Plant

During 2014 the Company acquired the activities of the plant located in Basildon, United Kingdom. These activities, which were previously held by a subsidiary, were transferred to the Company. The principal activity of the plant is the manufacture and sale of tractors and the sale of agricultural and construction equipment and machinery in the local market acting as distributor of product manufactured in other Group Companies. With effect May 1, 2014 and as a consequence of the transfer, CNH Industrial N.V. shows in its notes to the statutory financial statements the figures related to the operations of the Basildon plant.

SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The 2014 statutory financial statements of the parent company, CNH Industrial N.V., have been prepared in accordance with the legal requirements of Title 9, Book 2 of the Dutch Civil Code. Section 362 (8), Book 2, Dutch Civil Code, allows companies that apply IFRS as adopted by the European Union

CNH Industrial N.V.  Statutory Financial Statements at December 31, 2014    195

in their consolidated financial statements to use the same measurement principles in their statutory financial statements. The accounting policies are described in a specific section, Significant accounting policies, of the Consolidated Financial Statements included in this Annual Report. However, as allowed by the law, subsidiaries are accounted for using the net equity value in the statutory financial statements.

Format of the financial statements

As a consequence of the acquisition of the manufacturing activity carried out in Basildon, CNH Industrial N.V. presents an income statement using a classification based on the function of the expenses (also referred to as the “cost of sales” method) rather than one based on their nature, as this is believed to provide information that is more relevant.

In 2014, the presentation within certain income statement headings has been modified with respect to previous year.

Comparatives have been reclassified accordingly.

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COMPOSITION AND PRINCIPAL CHANGES

As the Company has applied carry over accounting with regard to the acquisition of the Basildon operations, the values contained in the Income Statement and the Statement of the Financial Position include those of the business of Basildon plant starting from the date of its acquisition (May 1, 2014). Therefore, previous year figures may not always be comparable to those of the current year.

The Basildon operations have a GBP functional currency. All assets and liabilities of the Basildon operations were therefore translated into euros, which is the functional currency of CNH Industrial N.V. Translation differences resulting from the application of this method are recorded in equity.

1. Net revenues

As a result and through the transfer of Basildon operations, the Company operates primarily in the agricultural manufacturing industry in the United Kingdom. Net revenues comprise the following:

(€ thousand)	2014	2013

Revenues from:

Third parties	314,855	-

Group companies	692,275	-

Total Net revenues	1,007,130	-

Net revenues are made of agricultural sales (€951,051 thousand) and construction equipment sales (€56,079 thousand).

2. Selling, general and administrative costs

Selling costs amount to €10,100 thousand in 2014 and mainly comprise marketing, advertising and sales personnel costs.

General and administrative costs amount to €89,396 thousand in 2014 (€54,361 thousand in 2013) and mainly comprise expenses which are not attributable to sales, production and research and development functions net of any intercompany recharge due to services provided to Group subsidiaries.

3. Research and development costs

In 2014, Research and development costs of €21,173 thousand were incurred. Out of the €39,577 thousand, €31,579 thousand were capitalized. On top of this, €891 thousand related to interest were capitalized as development costs.

4. Other operating income/(expenses)

The Other operating income/(expenses) were a net income of €23,922 thousand in 2014 (€10,962 thousand in 2013) and consist of miscellaneous operating costs which cannot be allocated to specific functional areas, such as indirect taxes and duties, and accruals for various provisions not attributable to other items of Cost of sales or Selling, general and administrative costs, net of income arising from trading operations which is not attributable to the sale of goods and services.

5. Restructuring expenses

Restructuring expenses amount to €1,900 thousand in 2014 and represent the total costs associated to the restructuring due to the Company downsizing of the workforce in anticipation of a decrease in market demand for the Company’s Agricultural Equipment products.

6. Financial income/(expenses)

The breakdown of financial income and expense was as follows:

CNH Industrial N.V.  Statutory Financial Statements at December 31, 2014    197

(€ thousand)	2014	2013

Financial income	45,894	11,592

Financial expenses	(157,207)	(128,551)

Total financial income/(expenses)	(111,313)	(116,959)

Financial income consisted of the following:

(€ thousand)	2014	2013

Financial income from Group companies	45,683	11,319

Financial income from third parties	211	208

Currency exchange gains	-	65

Total financial income	45,894	11,592

Financial expenses consisted of the following:

(€ thousand)	2014	2013

Financial expense payable to Group companies	150,669	127,846

Financial expense payable to third parties	5,101	705

Currency exchange losses	1,437	-

Total financial expense	157,207	128,551

7. Result from investments Following is a breakdown of result of investments:

(€ thousand)	2014	2013

Share of the profit/(loss) of investees	691,230	998,909

Gains/(Losses) on sale of investments	-	(18,942)

Total result of investments	691,230	979,967

Share of the profit/(loss) of investees

The item includes the Company’s share in the net profit or loss of the investees.

8. Income taxes

A breakdown of taxes recognized in the income statement is provided below:

(€ thousand)	2014	2013

Current taxes:

- Italian corporate income taxes	(4,378)	30,711

- English corporate income taxes	(4,330)	3,275

Total current taxes	(8,708)	33,986

Deferred taxes for the period:

- Deferred taxes	(61,211)	(3,339)

Total deferred taxes for the period	(61,211)	(3,339)

Taxes relating to prior periods	-	-

Total income taxes	(69,919)	30,647

The amount of Italian corporate income taxes is related to the remuneration of 2014 losses transferred by the Italian branch to the Italian fiscal unit (income €1,221 thousand) and to the true-up referred to the previous year (€3,157 thousand).

The UK current corporate income taxes of €4,330 thousand are related to a current tax charge €6,665 thousand and a current tax credit of €10,995 thousand for compensation of tax losses utilized in the CNH Industrial N.V. UK tax group.

The deferred tax asset of €61,211 thousand relates to pension deficit, UK tax losses carry forward and other timing differences.

CNH Industrial N.V.  Statutory Financial Statements at December 31, 2014    198

Reconciliation between theoretical income taxes determined on the basis of tax rates applicable in the UK and income taxes reported in the financial statements is as follows:

(€ thousand)	2014	2013

Theoretical income taxes	133,347	190,559

Difference between foreign tax rates and the statutory UK tax rate	5,727	(4,676)

Tax effect of permanent differences	(150,231)	(140,520)

Deferred taxes not recognized in previous periods	(32,540)	1,263

Theoretical tax benefit arising from tax loss carryforwards	(26,222)	(15,979)

Current and deferred income tax recognized in the financial statements	(69,919)	30,647

Theoretical income taxes are calculated by applying the UK corporation tax rate of 21.5% (23.25% in 2013) to the result before taxes.

9. Other information by nature

The income statement includes personnel costs for €52,815 thousand in 2014 (€13,482 thousand in 2013) and they consist of the following:

(€ thousand)	2014	2013

Wages and salaries	36,580	7,488

Defined contribution plans	3,291	128

Social security costs	5,719	2,660

Other personnel costs	7,225	3,206

Total personnel costs	52,815	13,482

An analysis of the average number of employees by category is as follows:

	2014	2013

Managers	47	33

White-collar	356	52

Blue-collar	588	-

Average number of employees	991	85

None of these employees are based in The Netherlands. Some of the Company’s managers carried out their activities at the principal subsidiaries of the Group and the associated costs were charged back to the legal entities concerned.

10. Intangible assets

At December 31, 2014, intangible assets totaled €69,569 thousand and were subject to the following changes during the year:

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(€ thousand)	At December 31, 2013	Acquisition of Basildon plant	Additions	Amortization	Divestments and other changes	Translation differences	At December 31, 2014

Development costs

- Gross carrying amount	-	117,412	32,470	-	-	6,283	156,165

- Accumulated amortization	-	(76,077)	-	(13,174)	-	(4,493)	(93,744)

- Net carrying amount	-	41,335	32,470	(13,174)	-	1,790	62,421

Concessions, licenses and similar rights

- Gross carrying amount	29	3,995	2,984	-	895	258	8,161

- Accumulated amortization	(25)	(3,446)	-	(262)	-	(205)	(3,938)

- Net carrying amount	4	549	2,984	(262)	895	53	4,223

Intangible assets in progress and advances

- Gross carrying amount	35	640	1,180	-	(948)	45	952

Goodwill

- Gross carrying amount	375	1,508	-	-	-	85	1,968

Other intangible assets

- Gross carrying amount	69	-	5	-	-	-	74

- Accumulated amortization	(53)	-	-	(16)	-	-	(69)

- Net carrying amount	16	-	5	(16)	-	-	5

Total Intangible assets	430	44,032	36,639	(13,452)	(53)	1,973	69,569

11. Property, plant and equipment

At December 31, 2014, property, plant and equipment totaled €62,288 thousand and were subject to the following changes during the year:

CNH Industrial N.V.  Statutory Financial Statements at December 31, 2014    200

(€ thousand)	At December 31, 2013	Acquisition of Basildon plant	Additions	Depreciation	Divestments and other changes	Translation differences	At December 31, 2014

Land and buildings

- Gross carrying amount	-	39,156	-	-	(12,239)	1,788	28,705

- Accumulated depreciation	-	(27,277)	-	(751)	12,507	(1,132)	(16,653)

- Net carrying amount	-	11,879	-	(751)	268	656	12,052

Plant and machinery

- Gross carrying amount	-	15,190	-	-	(237)	852	15,805

- Accumulated depreciation	-	(7,353)	-	(468)	924	(400)	(7,297)

- Net carrying amount	-	7,837	-	(468)	687	452	8,508

Special tools

- Gross carrying amount	-	127,932	-	-	3,849	7,378	139,159

- Accumulated depreciation	-	(99,472)	-	(3,813)	-	(5,766)	(109,051)

- Net carrying amount	-	28,460	-	(3,813)	3,849	1,612	30,108

Other tangible assets

- Gross carrying amount	58	12,495	-	-	311	718	13,582

- Accumulated depreciation	(13)	(12,021)	-	(187)	-	(687)	(12,908)

- Net carrying amount	45	474	-	(187)	311	31	674

Tangible assets in progress

- Gross carrying amount	-	6,818	8,681	-	(5,066)	513	10,946

Total Property, plant and equipment	45	55,468	8,681	(5,219)	49	3,264	62,288

12. Equity investments

At December 31, 2014, Equity investments totaled €10,270,608 thousand and were subject to the following changes during the year:

(€ thousand)	At December 31, 2014	At December 31, 2013

Balance at beginning of year	9,180,971	5,982,243

Contribution to investments	474,626	618,701

Acquisitions	749	117,993

Disposal and capital repayments	-	(142)

Result from investments	691,230	998,909

Dividend received	(354,373)	(105,109)

Merger effects	-	2,059,022

Cumulative translation adjustments and other OCI movements	286,196	(489,508)

Other	(8,791)	(1,138)

Balance at end of year	10,270,608	9,180,971

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13. Other financial assets

At December 31, 2014, Other financial assets totaled €458,693 thousand (€11,175 thousand at December 31, 2013) and represent essentially the loan extended to CNH Industrial America LLC with due date January 2016 (€320,965 thousand). The remaining amount (€137,728 thousand) refers to the present value of the fees that the Company will collect in future years based on specific agreements for guarantees issued in favor of third parties for credit facilities granted to Group companies.

14. Inventories

(€ thousand)	At December 31, 2014	At December 31, 2013

Raw materials	113,217	-

Work in progress	76,017	-

Finished goods	8,005	-

Total Inventories	197,239	-

There were no inventories pledged as security at December 31, 2014.

15. Trade receivables

At December 31, 2014, trade receivables totaled €177,798 thousand, a net increase of €172,565 thousand over year-end 2013 and they are essentially attributable to the operations of Basildon plant.

The carrying amount of trade receivables is deemed to approximate their fair value.

All trade receivables are due within one year and there are no significant overdue balances.

16. Current financial receivables

At December 31, 2014, current financial receivables amounted to €190,526 thousand, a net increase of €190,160 thousand over year-end 2013. The item may be analyzed as follows:

	At December 31, 2014				At December 31, 2013

(€ thousand)	due within one year	due between one and five years	due beyond five years	Total	due within one year	due between one and five years	due beyond five years	Total

Assets from derivative financial instruments	5	-	-	5	366	-	-	366

CNH Industrial Finance Europe S.A.	189,745	-	-	189,745	-	-	-	-

Accrued interest	636	-	-	636	-	-	-	-

Other current financial receivables	140	-	-	140	-	-	-	-

Total Current financial receivables	190,526	-	-	190,526	366	-	-	366

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17. Other current receivables

At December 31, 2014, other current receivables amounted to €168,211 thousand, a net increase of €18,901 thousand compared to December 31, 2013, and consisted of the following:

(€ thousand)	At December 31, 2014	At December 31, 2013	Change

Receivables from Group companies for consolidated Italian corporate tax	46,748	44,677	2,071

Receivables from Group companies for consolidated UK corporate tax	8,931	2,526	6,405

VAT receivables	43,822	39,787	4,035

Other indirect and direct taxes	1,153	1,053	100

Other receivables from Group companies and other related parties	56,273	58,258	(1,985)

Other current receivables	11,284	3,009	8,275

Total other current receivables	168,211	149,310	18,901

Receivables from Group companies for consolidated Italian corporate tax relate to taxes calculated on the taxable income contributed by Italian subsidiaries participating in the domestic tax consolidation program.

Receivables from Group companies for consolidated UK corporate tax relate to taxes calculated on the taxable income contributed by UK subsidiaries participating in the domestic tax consolidation program.

VAT receivables essentially relate to VAT credits for Italian subsidiaries participating in the VAT tax consolidation.

Other receivables from Group companies and other related parties relate mainly to dividend declared in December 2014 for €53,043 thousand and in December 2013 for €46,770 paid in January 2015 and January 2014 respectively by CNH Industrial Europe Holding S.A.

Other current receivables are almost entirely due within one year.

18. Cash and cash equivalents

At December 31, 2014, Cash and cash equivalents totaled €5,579 thousand and represented amounts held in euro and other currency denominated current accounts (on demand). The carrying amount of cash and cash equivalents is deemed to be in line with their fair value.

Credit risk associated with cash and cash equivalents is considered limited as the counterparties are leading national and international banks.

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19. Equity

Changes in shareholders’ equity during 2014 were as follows:

(€ thousand)	Share capital	Capital reserves	Legal reserves: cumulative translation adjustment reserve/OCI	Legal reserves: other	Retained profit/(loss)	Profit/(loss) for the year	Total

Balances at December 31, 2012	1,919,433	435,372	(142,943)	1,921,599	(296,229)	791,210	4,628,442

Allocation of prior year result	-	-	-		791,210	(791,210)	-

Dividend distributed	-	-	-	-	(275,076)	-	(275,076)

Presentation of the effects of the Merger:

Cancellation of Fiat Industrial S.p.A. share capital and issuance of CNH Industrial N.V. share capital	(1,902,695)	1,902,695	-	-	-	-	-

Ownership interests in CNH Global N.V.	1,495	1,000	(22,374)	-	868,896	-	849,017

Share based compensation: costs accrued in the period and effects of share issuance upon exercise of the grants	12	(8,364)	-	-	11,038	-	2,686

Result for the year	-	-	-	-	-	788,962	788,962

Current period change in OCI, net of taxes	-	-	(489,508)	-	-	-	(489,508)

Legal reserve	-	-	-	778,162	(778,162)	-	-

Balances at December 31, 2013	18,245	2,330,703	(654,825)	2,699,761	321,677	788,962	5,504,523

Allocation of prior year result	-	-	-	-	788,962	(788,962)	-

Dividend distributed	-	-	-	-	(270,619)	-	(270,619)

Share based compensation: costs accrued in the period and effects of share issuance upon exercise of the grants	52	41,397	-	-	-	-	41,449

Result for the year	-	-	-	-	-	690,137	690,137

Current period change in OCI, net of taxes	-	-	244,444	-	-	-	244,444

Other movements	-	-	-	-	(4,514)		(4,514)

Legal reserve	-	-	-	325,356	(325,356)	-	-

Balances at December 31, 2014	18,297	2,372,100	(410,381)	3,025,117	510,150	690,137	6,205,420

At December 31, 2014, equity totaled €6,205,420 thousand. The increase in equity of €700,897 thousand over year-end 2013 is mainly the result of the profit for the year of €690,137 thousand, partially offset by the dividend distributed by CNH Industrial N.V. for €270,619 thousand (€0.20 per common share outstanding at the dividend date).

Share capital

Share capital, fully paid-in, amounts to €18,297,939.16 at December 31, 2014 and consists of 1,355,319,640 common shares and 474,474,276 special voting shares, of which 59,074,773 acquired by the Company following the de-registration of the corresponding amount of qualifying common shares from the Loyalty Register, all with a par value of €0.01 each.

Upon the completion of the merger of Fiat Industrial S.p.A. and CNH Global N.V. with and into CNH Industrial N.V., CNH Industrial N.V. issued 1,348,867,772 common shares - which were allotted to Fiat Industrial S.p.A. and CNH Global N.V. shareholders on the basis of established exchange ratios - and 474,474,276 special voting shares (non-tradable) - which were allotted to eligible Fiat Industrial S.p.A. and CNH Global N.V. shareholders who had elected to receive special voting shares – both with a par value of €0.01 each. See the following section Special voting shares for more detailed information about Special voting shares and the special-voting structure.

During 2014, the Company issued a total of 5,246,110 new common shares in relation to certain share-based incentive plans (1,205,758 common shares issued during 2013 relating to certain share-based incentive plans granted by the predecessor companies CNH Global N.V. and Fiat Industrial S.p.A. before the completion of the Merger).

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The following table shows a reconciliation between the composition of the share capital of CNH Industrial N.V. at September 30, 2013 on the basis of the shares issued according to the exchange ratios with Fiat Industrial S.p.A. and CNH Global N.V. shares upon the completion of the merger, and the composition of the share capital of CNH Industrial N.V. at December 31, 2014:

(number of shares)	At September 29, 2013	Effects of the Merger	At September 30, 2013	Capital increase	(Purchases)/ Sales of treasury shares	At December 31, 2013	Capital increase	(Purchases)/ Sales of treasury shares	At December 31, 2014

Fiat Industrial S.p.A. common shares pre-merger issued	1,222,568,882	(1,222,568,882)	-	-	-	-	-	-	-

Less: Treasury shares pre-merger	(8,635)	8,635	-	-	-	-	-	-	-

Total Fiat Industrial S.p.A. common shares pre-merger outstanding	1,222,560,247	(1,222,560,247)	-	-	-	-	-	-	-

CNH Global N.V. Common Shares pre-merger (non-controlling interests)	32,995,696	(32,995,696)	-	-	-	-	-	-	-

CNH Industrial N.V. common shares issued		1,348,867,772 (*)	1,348,867,772	1,205,758	-	1,350,073,530	5,246,110	-	1,355,319,640

Less: Treasury shares		-	-	-	-	-	-	-	-

CNH Industrial N.V. common shares outstanding		1,348,867,772	1,348,867,772	1,205,758	-	1,350,073,530	5,246,110	-	1,355,319,640

CNH Industrial N.V. special voting shares issued		474,474,276 (**)	474,474,276	-	-	474,474,276	-	-	474,474,276

Less: Treasury shares (a)		-	-	-	(5,479,890)	(5,479,890)	-	(53,594,883)	(59,074,773)

CNH Industrial N.V. special voting shares outstanding		474,474,276	474,474,276	-	(5,479,890)	468,994,386	-	(53,594,883)	415,399,503

Total Shares issued by CNH Industrial N.V.			1,823,342,048	1,205,758	-	1,824,547,806	5,246,110	-	1,829,793,916

Less: Treasury shares			-	-	(5,479,890)	(5,479,890)	-	(53,594,883)	(59,074,773)

Total CNH Industrial N.V. outstanding shares			1,823,342,048	1,205,758	(5,479,890)	1,819,067,916	5,246,110	(53,594,883)	1,770,719,143

(a)	Special voting shares acquired by the Company following the de-registration of the corresponding amount of qualifying common shares from the Loyalty Register.
(*)

Allotted on the basis of the established exchange ratios of one common share of CNH Industrial N.V. for each share of Fiat Industrial S.p.A. and 3.828 common shares of CNH Industrial N.V for each share of CNH Global N.V.

(**)	Allotted to eligible Fiat Industrial S.p.A. and CNH Global N.V. shareholders who had elected to receive special voting shares.

Capital reserves

At December 31, 2014, capital reserves amounting to €2,372 million (€2,331 million at December 31, 2013) consisted mainly of the effects of the Merger.

Legal reserves

As of December 31, 2014, legal reserves amounted to €2,615 million (€2,045 million at December 31, 2013) and mainly refer to unrealized currencies translation losses and other OCI components for a net negative amount of €410 million, and other reserves for €3,025 million, due to research and development costs capitalized by equity investments, earnings from affiliated companies subject to certain restrictions on the transfer of funds to the parent company in form of dividend or otherwise. The legal reserve also includes a reserve for the share capital and share premium of a subsidiary due to the limitations on capital repayments from this subsidiary.

CNH Industrial N.V.  Statutory Financial Statements at December 31, 2014    205

Pursuant to Dutch law, limitations exist relating to the distribution of shareholders’ equity for the entire amount of the legal reserves. By their nature, unrealized losses relating to currency translation differences reduce shareholders’ equity and thereby distributable amounts.

Share-based compensation

In connection with the Merger, CNH Industrial N.V. assumed the sponsorship of the Fiat Industrial Long-Term Incentive Plan (the “Fiat Industrial Plan”), the CNH Global N.V. Equity Incentive Plan (the “CNH EIP”) and the CNH Global N.V. Directors’ Compensation Plan (“CNH DCP”), effective as of September 29, 2013.

For the year ended December 31, 2014 and 2013 CNH Industrial recognized total share-based compensation expense of €38 million and €30 million, respectively. For the years ended December 31, 2014 and 2013, CNH Industrial recognized a total tax benefit relating to share-based compensation expense of €8 million and €7 million€, respectively. As of December 31, 2014, CNH Industrial had unrecognized share-based compensation expense related to non-vested awards of approximately €86 million based on current assumptions related to achievement of specified performance objectives, when applicable. Unrecognized share-based compensation costs will be recognized over a weighted-average period of 2.8 year.

CNH Industrial’s equity awards are governed by several plans: (i) CNH Industrial N.V. Directors’ Compensation Plan (“CNH Industrial DCP”); (ii) CNH Industrial N.V. Equity Incentive Plan (“CNH Industrial EIP”); (iii) CNH Global N.V. Directors’ Compensation Plan (“CNH DCP”); (iv) CNH Global N.V. Equity Incentive Plan (“CNH EIP”); and, (v) Fiat Industrial Long-Term Incentive Plan (“Fiat Industrial Plan”).

Detailed information on Board of Directors compensation, including their shares and share options, is included in the Consolidated Financial Statements of the Group.

20. Provisions for employee benefits

CNH Industrial N.V. provides post-employment benefits for their active employees and for retirees, either directly or by contributing to independently administered funds. These benefits are generally based on the employees’ remuneration and years of service.

The Company provides post-employment benefits under defined contribution and defined benefit plans.

In the case of defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been paid, the Company has no further payment obligations. The Company recognizes the contribution cost when the employee has rendered his service and includes this cost by function in Cost of sales, Selling, general and administrative costs and Research and development costs. In 2014, these expenses inclusive of solid security contributions totaled €3,291 thousand (€128 thousand in 2013).

Defined benefit plans may be unfunded, or they may be wholly or partly funded by contributions made by an entity, and sometimes by its employees, into an entity, or fund, that is legally separate from the employer from which the employee benefits are paid. Benefits are generally payable under these plans after the completion of employment. The plans are classified by the Company as Pension plans or Other post-employment benefits on the basis of the type of benefit provided.

Pension plans

The item Pension plans consists principally of the obligations towards certain employees and former employees of the CNH Industrial Group in the United Kingdom.

Under these plans, a contribution is generally made to a separate fund (trust) which independently administers the plan assets. The Company’s funding policy is to contribute amounts to the plan equal to the amounts required to satisfy the minimum funding requirements prescribed by the laws and regulations of each individual country. Prudently the Company makes discretionary contributions in addition to the funding requirements. If these funds are overfunded, that is if they present a surplus compared to the requirements of law, the Company could not be required to contribute to the plan in respect of a minimum performance requirement as long as the fund is in surplus.

The investment strategy varies depending on the circumstances of the underlying plan. Typically, less mature plan benefit obligations are funded by using more equity securities as they are expected to achieve long-term growth while exceeding inflation. More mature plan benefit obligations are funded using more fixed income securities as they are expected to produce current income with limited volatility. Risk management practices include the use of multiple asset classes and investment managers within each asset class for diversification purposes. Specific guidelines for each asset class and investment manager are implemented and monitored.

CNH Industrial N.V.  Statutory Financial Statements at December 31, 2014    206

Other post-employment benefits

The item Other post-employment benefits mainly includes loyalty bonuses, which are due to employees who reach a specified seniority and are generally settled when an employee leaves the Company as well as the Italian employee leaving entitlements (TFR) relating to the Italian employees of the Italian branch for those benefits accruing up to December 31, 2006 as, after the legislation changes occurred in 2007, this scheme is classified as a defined contribution plan. Schemes included in this item are unfunded.

Provisions for employee benefits at December 31, 2014 and 2013 are as follows:

(€ thousand)	At December 31, 2014	At December 31, 2013

Post-employment benefits:

Pension plans	253,592	-

Other	845	895

Total Post-employment benefits	254,437	895

Other long-term employee benefits	245	225

Total Provision for employee benefits	254,682	1,120

Defined benefit plan assets	-	-

Total Defined benefit plan assets	-	-

The item Other provisions for employees consists of the best estimate at the balance sheet date of short-term employee benefits payable by the Company within twelve months from the end of the period in which the employees render the related service.

The item Other long-term employee benefits consists of the Company’s obligation for those benefits generally payable during employment on reaching a certain level of seniority in the Company or when a specified event occurs, and reflects the probability of payment and the length of time over which this will be made.

In 2014 and in 2013 changes in Other long-term employee benefits are as follows:

(€ thousand)	At December 31, 2013	Provision	Utilization	Change in the scope of consolidation and other changes	At December 31, 2014

Other long-term employee benefits	225	44	(25)	1	245

Total	225	44	(25)	1	245

(€thousand)	At December 31, 2012	Provision	Utilization	Change in the scope of consolidation and other changes	At December 31, 2013

Other long-term employee benefits	285	-	(15)	(45)	225

Total	285	-	(15)	(45)	225

CNH Industrial N.V.  Statutory Financial Statements at December 31, 2014    207

Post-employment benefits and Other long-term employee benefits are calculated on the basis of the following main assumptions:

	Assumptions used to determine funded status at year-end

	At December 31, 2014		At December 31, 2013

(in %)	Pension plans	Other	Pension plans	Other

Weighted-average discount rates	3.50	1.60	NA	NA

Weighted-average rate of compensation increase	3.75	1.59	NA	NA

	Assumptions used to determine expense at year-end

	At December 31, 2014		At December 31, 2013

(in %)	Pension plans	Other	Pension plans	Other

Weighted-average discount rates	4.20	2.68	NA	2.68

Weighted-average rate of compensation increase	3.75	0.72	NA	2.72

The weighted-average discount rates are used in measurements of pension and postretirement benefit obligations and net interest on the net defined benefit liability/asset. The weighted-average discount rates are based on a benefit cash flow-matching approach and represent the rates at which the benefit obligations could effectively be settled as of the measurement date. The benefit cash flow-matching approach involves analyzing CNH Industrial’s projected cash flows against a high quality bond yield curve, mainly calculated using a wide population of AA-graded corporate bonds subject to minimum amounts outstanding and meeting other defined selection criteria. The discount rates for the CNH Industrial’s remaining obligations are based on benchmark yield data of high-quality fixed income investments for which the timing and amounts of payments approximate the timing and amounts of projected benefit payments.

Assumed discount rates have a significant effect on the amount recognized in the 2014 financial statements. A one percentage point change in assumed discount rates would have the following effects:

(€ millions)	One percentage point increase	One percentage point decrease

Effect on pension plans defined benefit obligation at December 31, 2014	(137)	166

The amounts recognized in the statement of financial position for post-employment benefits at December 31, 2014 and 2013 are as follows:

	Pension plans		Other

	At December 31,		At December 31,

(€ thousand)	2014	2013	2014	2013

Present value of funded obligations	1,006,126	-	845	895

Less: Fair value of plan assets	(752,534)	-	-	-

Deficit/(surplus)	253,592	-	845	895

Effect of the asset ceiling	-		-	-

Net liability/(Net asset)	253,592	-	845	895

Reimbursement rights	-	-	-	-

Amounts at year-end:

Liabilities	253,592	-	845	895

Assets	-	-	-	-

Net liability	253,592	-	845	895

CNH Industrial N.V.  Statutory Financial Statements at December 31, 2014    208

Changes in the present value of post-employment obligations in 2014 and 2013 are as follows:

	Pension plans		Other

(€ thousand)	2014	2013	2014	2013

Present value of obligation at the beginning of the year		-	895	938

Acquisition of Basildon plant on May 1, 2014	840,609	-	-	-

Current service cost	2,110	-	4	4

Interest expense	23,542	-	8	14

Other costs	276	-	-	-

Contribution by plan participants		-	-	-

Remeasurements:

Actuarial losses/(gains) from changes in demographic assumptions	9,501	-	(1)	18

Actuarial losses/(gains) from changes in financial assumptions	98,925	-	53	-

Other remeasurements	7,536	-	12	-

Total remeasurements	115,962	-	64	18

Exchange rate differences	51,589	-	-

Benefits paid	(27,962)	-	(126)	(29)

Past service cost	-	-	-	-

Change in scope of consolidation	-	-	-	(50)

Curtailments	-	-	-	-

Settlements	-	-	-	-

Other changes	-	-	-	-

Present value of obligation at the end of the year	1,006,126	-	845	895

In 2014 and 2013 Other remeasurements mainly include the amount of experience adjustments.

In 2014 and 2013 changes in the fair value of plan assets are as follows:

	Pension plans

(€ thousand)	2014	2013

Fair value of plan assets at the beginning of the year		-

Acquisition of Basildon plant on May 1, 2014	672,064	-

Interest income	18,734	-

Remeasurements:

Return on plan assets	42,572	-

Actuarial gains/(losses) from changes in financial assumptions	-	-

Total remeasurements	42,572	-

Exchange rate differences	39,488	-

Contribution by employer	7,637	-

Contribution by plan participants	-	-

Benefits paid	(27,961)	-

Change in scope of consolidation	-	-

Settlements	-	-

Other changes	-	-

Fair value of plan assets at the end of the year	752,534	-

CNH Industrial N.V.  Statutory Financial Statements at December 31, 2014    209

Net benefit cost/(income) recognized during 2014 and 2013 is as follows:

	Pension plans		Other

(€ thousand)	2014	2013	2014	2013

Service cost:

Current service cost	2,110	-	4	4

Past service cost and (gain)/loss from curtailments and settlements	-	-	-

Total Service cost	2,110	-	4	4

Net interest expense	4,809	-	8	13

Other costs	276	-	-	-

Net benefit cost/(income) recognized to profit or loss	7,195	-	12	17

Remeasurements:

Return on plan assets	(42,572)	-	-	-

Actuarial losses/(gains) from changes in demographic assumptions	9,501	-	(1)	-

Actuarial losses/(gains) from changes in financial assumptions	98,925	-	53	-

Other remeasurements	7,536	-	13	18

Total remeasurements	73,390	-	65	18

Exchange rate differences	(12,101)	-	-	-

Net benefit cost/(income) recognized to other comprehensive income	61,289	-	65	18

Total net benefit cost/(income) recognized during the year	68,484	-	77	35

Plan assets do not include treasury shares of CNH Industrial N.V. or properties occupied by the company. The fair value of the plan assets at December 31, 2014 may be disaggregated by asset class and level as follows. Fair value levels presented below are described in the Significant accounting policies – Fair value measurement section of the Notes to the Consolidated Financial Statements.

	At December 31, 2014

	Pension plans

(€ millions)	Level 1	Level 2	Level 3	Total

Bonds:

U.S. government bonds

Non-U.S. government bonds	-	414	-	414

U.S. corporate bonds	-	-	-	-

Non-U.S. corporate bonds	-	-	-	-

Mortgage backed securities	-	-	-	-

Other	-	-	-	-

Total Bonds	-	414	-	414

Other types of investments:

Mutual funds (1)	-	337	-	337

Investment funds	-	-	-	-

Insurance contracts	-	-	-	-

Derivatives - Credit contracts	-	-	-	-

Real estate	-	-	-	-

Other	-	-	-	-

Total other types of investments	-	337	-	337

Cash and cash equivalents	-	1	-	1

Total	-	752	-	752

(1)	This category includes mutual funds which primarily invest in non-U.S. equities and non-U.S. corporate bonds

CNH Industrial N.V.  Statutory Financial Statements at December 31, 2014    210

Provided that the above plan assets are measured at fair value at December 31, 2014 there was no exposure to sovereign debt securities which might have suffered impairment losses.

The best estimate of expected contribution to pension and health care plans for 2015 is as follows:

(€ thousand)	2015

Pension plans	11,739

Total expected contribution	11,739

The best estimate of expected benefit payments in 2015 and in the following ten years is as follows:

	Expected benefit payments

(€ thousand)	2015	2016	2017	2018	2019	2020 to 2025	Total

Post-employment benefits:

Pension plans	38,915	39,785	40,779	41,474	43,128	234,812	438,893

Other	125	90	58	42	75	241	631

Total Post-employment benefits	39,040	39,875	40,837	41,516	43,203	235,053	439,524

Other long-term employee benefits	13	54	11	12	16	109	215

Total	39,053	39,929	40,848	41,528	43,219	235,162	439,739

Potential outflows in the years after 2015 are subject to a number of uncertainties, including future asset performance and changes in assumptions.

The weighted average durations of post-employment benefits are as follows:

N° of years

Pension plans	15.07

Other	6.03

21. Non-current debt

At December 31, 2014, non-current debt totaled €137,728 thousand, representing a €126,553 thousand increase over December 31, 2013 and included the item financial guarantees that represent the fair value of liabilities assumed in relation to guarantees issued by the Company. Following an assessment of potential risks requiring recognition of contingent liabilities and given that those liabilities essentially related to guarantees issued in favor of third parties in relation to loans to Group companies, the present value of fees receivable (see Note 13 - Other financial assets) is considered the best estimate of the fair value of those guarantees.

22. Other provisions

Changes in Other provisions are as follows:

(€ thousand)	At December 31, 2013	Acquisition of Basildon plant	Charged to profit and loss	Utilization	Translation differences	At December 31, 2014

Warranty and incentives	-	51,807	67,444	(79,549)	2,508	42,210

Restructuring provision	-	-	1,900	(62)	65	1,903

Modification and campaign	-	2,500	1,404	(1,320)	144	2,728

Other risks	6,658	2,197	5,192	(5,580)	138	8,605

Total Other provisions	6,658	56,504	75,940	(86,511)	2,855	55,446

CNH Industrial N.V.  Statutory Financial Statements at December 31, 2014    211

23. Trade payables

At December 31, 2014, trade payables totaled €269,728 thousand, representing a net increase of € 253,161 thousand over December 31, 2013, and consisted of the following:

(€ thousand)	At December 31, 2014	At December 31, 2013	Change

Trade payables to third parties	7,461	14,513	(7,052)

Trade payables to other related parties	4,080	1,124	2,956

Intercompany trade payables	258,187	930	257,257

Total trade payables	269,728	16,567	253,161

Trade payables include payables for goods and services.

Trade payables are due within one year and their carrying amount at the reporting date is deemed to approximate their fair value.

24. Current debt

At December 31, 2014, current debt totaled €4,642,116 thousand, a €966,552 thousand increase over December 31, 2013 and related to:

(€ thousand)	At December 31, 2014	At December 31, 2013	Change

Current account with CNH Industrial Finance S.p.A.	267,734	233,120	34,614

Loan from CNH Industrial Finance Europe S.A.	4,358,235	3,280,803	1,077,432

Loan from Citibank N.A., NY	-	154,468	(154,468)

Current account with CNH Industrial Finance Europe S.A.	238	458	(220)

Accrued interest expense	4,065	3,830	235

Liability from derivative financial instruments	11,844	2,885	8,959

Total current debt	4,642,116	3,675,564	966,552

The short term financial payables to CNH Industrial Finance S.p.A. and CNH Industrial Finance Europe S.A. bears floating interest equal to Euribor 3 month with a spread of 350 bps. There are no pledges on such credit facilities.

The carrying amount of those liabilities is deemed to be in line with their fair value.

CNH Industrial N.V.  Statutory Financial Statements at December 31, 2014    212

25. Other debt

At December 31, 2014, other debt totaled €116,967 thousand, a net decrease of €19,060 thousand over December 31, 2013, and included the following:

(€ thousand)	At December 31, 2014	At December 31, 2013	Change

Other debt:

- Intercompany debt:

- Consolidated Italian corporate tax	45,499	78,746	(33,247)

- Consolidated VAT	34,154	46,260	(12,106)

- Other	3,455	2,712	743

Total intercompany debt	83,108	127,718	(44,610)

Current amounts payable to employees, social security, directors and statutory auditors	8,509	2,150	6,359

Taxes payable-direct tax	4,236	24	4,212

Taxes payable-indirect tax	11,900	966	10,934

Accrued expenses	6,142	3,058	3,084

Other	3,072	2,111	961

Total other debt	116,967	136,027	(19,060)

At December 31, 2014, intercompany debt for consolidated VAT of €34,154 thousand consisted of VAT receivables of Italian subsidiaries transferred to CNH Industrial N.V. as part of the consolidated VAT regime.

Intercompany debt for consolidated Italian corporate tax of €45,499 thousand (€78,746 thousand at December 31, 2013) consisted of compensation payable for tax losses and Italian corporate tax credits contributed by Italian subsidiaries participating in the domestic tax consolidation program for 2014 in relation to which CNH Industrial N.V. is the consolidating entity.

At December 31, 2014 taxes payable consisted of VAT payable debit due in the UK.

Other debt and taxes payable are all due within one year and their carrying amount is deemed to approximate their fair value.

25. Guarantees, commitments and contingent liabilities

Guarantees issued

The breakdown of outstanding guarantees is as follows:

(€ thousand)	At December 31, 2014	At December 31, 2013	Change

Guarantees issued

Other guarantees

- in the interest of Group companies	7,458,805	7,001,699	457,106

- in the interest of third parties	-	-	-

Total other guarantees	7,458,805	7,001,699	457,106

Total guarantees issued	7,458,805	7,001,699	457,106

Other guarantees

At December 31, 2014, other guarantees totaled €7,458,805 thousand, increasing €457,106 thousand over December 31, 2013.

CNH Industrial N.V.  Statutory Financial Statements at December 31, 2014    213

All guarantees were issued in the interest of Group companies and were made up as follows:

■

€5,344,944 thousand for six bonds (due between 2015 and 2021), four issued by CNH Industrial Finance Europe S.A. for a total of €3,900,000 thousand, one issued by Case New Holland Industrial Inc. for €1,235,483 thousand, and one issued by CNH Industrial America LLC for €209,461 thousand;

■

€703,609 thousand for three loans, of which €329,577 thousand related to loans granted to Banco CNH Industrial Capital S.A. by Banco Nacional de Desenvolvimento Economico e Social (BNDES) and Agencia Especial de Financiamento Industrial (FINAME), €291,667 thousand granted to CNH Industrial Finance S.p.A. by European Investment Bank and €82,365 thousand granted to CNH Industrial Finance North America Inc. by Well Fargo Bank;

■

€1,044,288 thousand for several credit facilities granted from different banks to CNH Industrial Finance S.p.A. (€217,000 thousand), CNH Industrial Finance North America Inc. (€19,869 thousand); CNH Industrial Finance Europe S.A. (€599,320 thousand); CNH Industrial Capital Australia Pty.Ltd. (€80,923 thousand); Case New Holland Machinery (Harbin) Ltd. (€60,992 thousand); Case Construction Machinery (Shanghai) Co. Ltd. (€56,265 thousand);and FPT Industrial S.p.A. (€9,919 thousand);

■	€21,438 thousand for three property lease guarantees issued to CNH Industrial America LLC in favour of Duke Realty Ltd. Partnership and Centerpoint Properties Trust MD;
■	€1,812 thousand for three subsidized loans granted to CNH Industrial America LLC by Swift Country Rural Development Authority (MN, USA) and Wisconsin Economic Development Corporation;
■	€7,137 thousand loan as sponsor support agreement granted by European Bank for Reconstruction and Development to LLC “CNH Industrial (Russia) Industrial Operations”;
■	€159 thousand for trade finance facilities granted to CNH Industrial America LLC by Societé Generale, New York; and
■	€260,584 thousand for payment obligations related to excess VAT credits of the direct and indirect subsidiaries of CNH Industrial N.V., in addition to other guarantees of €74,834 thousand.

At December 31, 2014, there were no guarantees outstanding issued in the interest of entities that did not belong to Group Companies.

26. Audit fees

The following table reports fees paid to the independent auditor Ernst & Young or entities in their network for audit and other services.

(€ thousand)	2014	2013

Audit	8,461	8,215

Audit related	410	1,801

Other services	301	981

Total Audit fees	9,172	10,997

In 2013, audit related fees included €1,585 thousand for activities related to the Merger.

Audit fees of Ernst & Young Accountants LLP amount to €60,500. No other services were performed by Ernst & Young Accountants LLP.

27. Board remuneration

Detailed information on Board of Directors compensation, including their shares and share options, is included in the Remuneration of Directors section of this Annual Report.

CNH Industrial N.V.  Statutory Financial Statements at December 31, 2014    214

28. Subsequent Events

No subsequent events to be reported.

March 2, 2015

The Board of Directors

Sergio Marchionne

Richard J. Tobin

Jacqueline A. Tammenoms Bakker

John Elkann

Mina Gerowin

Maria Patrizia Grieco

Léo W. Houle

Peter Kalantzis

John Lanaway

Guido Tabellini

Jacques Theurillat

CNH Industrial N.V.  Statutory Financial Statements at December 31, 2014    215

OTHER INFORMATION

Independent Auditor’s Report

The report of the Company’s independent auditor, Ernst & Young Accountants LLP, the Netherlands is set forth following this Annual Report.

Dividends

Dividends will be determined in accordance with the articles 22 of the Articles of Association of CNH Industrial N.V. The relevant provisions of the Articles of Association read as follows:

1.

The Company shall maintain a special capital reserve to be credited against the share premium exclusively for the purpose of facilitating any issuance or cancellation of special voting shares. The special voting shares shall not carry any entitlement to the balance of the special capital reserve. The Board of Directors shall be authorized to resolve upon (i) any distribution out of the special capital reserve to pay up special voting shares or (ii) re-allocation of amounts to credit or debit the special capital reserve against or in favour of the share premium reserve.

2.

The Company shall maintain a separate dividend reserve for the special voting shares. The special voting shares shall not carry any entitlement to any other reserve of the Company. Any distribution out of the special voting shares dividend reserve or the partial or full release of such reserve will require a prior proposal from the Board of Directors and a subsequent resolution of the general meeting of holders of special voting shares.

3.	From the profits, shown in the annual accounts, as adopted, such amounts shall be reserved as the Board of Directors may determine.

4.

The profits remaining thereafter shall first be applied to allocate and add to the special voting shares dividend reserve an amount equal to one percent (1%) of the aggregate nominal amount of all outstanding special voting shares. The calculation of the amount to be allocated and added to the special voting shares dividend reserve shall occur on a time-proportionate basis. If special voting shares are issued during the financial year to which the allocation and addition pertains, then the amount to be allocated and added to the special voting shares dividend reserve in respect of these newly issued special voting shares shall be calculated as from the date on which such special voting shares were issued until the last day of the financial year concerned. The special voting shares shall not carry any other entitlement to the profits.

5.

Any profits remaining thereafter shall be at the disposal of the general meeting of Shareholders for distribution of dividend on the common shares only, subject to the provision of paragraph 8 of this article.

6.

Subject to a prior proposal of the Board of Directors, the general meeting of Shareholders may declare and pay dividends in United States Dollars. Furthermore, subject to the approval of the general meeting of Shareholders and the Board of Directors having been designated as the body competent to pass a resolution for the issuance of shares in accordance with Article 5, the Board of Directors may decide that a distribution shall be made in the form of shares or that Shareholders shall be given the option to receive a distribution either in cash or in the form of shares.

7.

The Company shall only have power to make distributions to Shareholders and other persons entitled to distributable profits to the extent the Company’s equity exceeds the sum of the paid-up portion of the share capital and the reserves that must be maintained in accordance with provision of law. No distribution of profits may be made to the Company itself for shares that the Company holds in its own share capital.

8.	The distribution of profits shall be made after the adoption of the annual accounts, from which it appears that the same is permitted.

9.

The Board of Directors shall have power to declare one or more interim dividends, provided that the requirements of paragraph 5 hereof are duly observed as evidenced by an interim statement of assets and liabilities as referred to in Article 2:105 paragraph 4 of the Dutch Civil Code and provided further that the policy of the Company on additions to reserves and dividends is duly observed. The provisions of paragraphs 2 and 3 hereof shall apply mutatis mutandis.

10.

The Board of Directors may determine that dividends or interim dividends, as the case may be, shall be paid, in whole or in part, from the Company’s share premium reserve or from any other reserve, provided that payments from reserves may only be made to the Shareholders that are entitled to the relevant reserve upon the dissolution of the Company.

CNH Industrial N.V.  Statutory Financial Statements at December 31, 2014    216

11.

Dividends and other distributions of profit shall be made payable in the manner and at such date(s) - within four weeks after declaration thereof - and notice thereof shall be given, as the general meeting of Shareholders, or in the case of interim dividends, the Board of Directors shall determine, provided, however, that the Board of Directors shall have the right to determine that each payment of annual dividends in respect of shares be deferred for a period not exceeding five consecutive annual periods.

12.	Dividends and other distributions of profit, which have not been collected within five years and one day after the same have become payable, shall become the property of the Company.

In accordance with the above provisions and after the allocation of the duly amount, calculated pursuant to article 22 paragraph 4 of the Articles of Association, to the special voting shares dividend reserve, the Board of Directors recommended to the Company’s Shareholders a dividend of €0.20 per common share, totaling approximately $305 million at the exchange rate of 1.124 U.S. dollars per euro (€271million).

The remaining amount of Profit will be allocated to Retained Profit.

If the proposed cash dividend is approved by Shareholders at the AGM on April 15, 2015, the dividend will be payable on April 29, 2015.

Subsequent Events

No subsequent events to be reported.

Disclosures pursuant to Decree Article 10 EU-Directive on Takeovers

In accordance with the Dutch Besluit artikel 10 overnamerichtlijn (the Decree), the Company makes the following disclosures:

a.

For information on the capital structure of the Company, the composition of the issued share capital and the existence of the two classes of shares, please refer to Note 13 to the statutory financial statements in this Annual Report. For information on the rights attached to the common shares, please refer to the Articles of Association which can be found on the Company’s website. To summarise, the rights attached to common shares comprise pre-emptive rights upon issue of common shares, the entitlement to attend the general meeting of Shareholders and to speak and vote at that meeting and the entitlement to distributions of such amount of the Company’s profit as remains after allocation to reserves. For information on the rights attached to the special voting shares, please refer to the Articles of Association and the Terms and Conditions for the Special Voting Shares which can both be found on the Company’s website and more in particular to the paragraph “Loyalty Voting Structure” of this Annual Report in the chapter “Corporate Governance”. As at 31 December 2014, the issued share capital of the Company consisted of 1,355,319,640 common shares, representing 74 per cent. of the aggregate issued share capital and 474,474,276 special voting shares, representing 26 per cent. of the aggregate issued share capital.

b.

The Company has imposed no limitations on the transfer of common shares. The Articles of Association provide in Article 12 for transfer restrictions for special voting shares. The Company is not aware of any depository receipts having been issued for shares in its capital.

c.

For information on participations in the Company’s capital in respect of which pursuant to Sections 5:34, 5:35 and 5:43 of the Dutch Financial Supervision Acts (Wet op het financieel toezicht) notification requirements apply, please refer to the chapter “Shareholders” of this Annual Report. There you will find a list of Shareholders who are known to the Company to have holdings of 3% or more.

d.	No special control rights or other rights accrue to shares in the capital of the Company.

e.	Current equity incentive plans adopted by the Company are administered by the Compensation Committee.

f.

No restrictions apply to voting rights attached to shares in the capital of the Company, nor are there any deadlines for exercising voting rights. The Articles of Association do not allow the Company to cooperate with the issue of depository receipts for shares.

g.	The Company is not aware of the existence of any agreements with Shareholders which may result in restrictions on the transfer of shares or limitation of voting rights.

CNH Industrial N.V.  Statutory Financial Statements at December 31, 2014    217

h.

The rules governing the appointment and dismissal of members of the board of directors of the Company are stated in the Articles of Association of the Company. All members of the Board of Directors are appointed by the general meeting of Shareholders. The term of office of all members of the Board of Directors is for a period of approximately one year after appointment, such period expiring on the day the first Annual General Meeting of Shareholders is held in the following calendar year. The general meeting of Shareholders has the power to dismiss any member of the Board of Directors at any time.

The rules governing an amendment of the Articles of Association are stated in the Articles of Association and require a resolution of the general meeting of Shareholders which can only be passed pursuant to a prior proposal of the Board of Directors of the Company.

i.

The general powers of the Board of Directors are stated in the Articles of Association of the Company. For a period of five years as of 28 September 2013, the Board of Directors is irrevocably authorised to issue special voting shares up to the maximum aggregate amount of special voting shares as provided for in the authorised capital of the Company stated in its Articles of Association. For a period of five years as of 29 September 2013, the Board of Directors has been authorised by resolution of the general meeting of Shareholders on 9 September 2013 to issue common shares in the capital of the Company up to a maximum of 15 per cent. of the total number of common shares issued in the capital of the Company plus an additional 15% of the issued share capital of the Company in relation to mergers and acquisition as at 29 September 2013. Furthermore and without application of the 15% limitation, the Board of Directors shall be authorised to issue common shares and to grant rights to subscribe for common shares in the capital of the Company pursuant to any approved equity or incentive or compensation plan. The Board of Directors has been authorised by resolution of the general meeting of Shareholders on 9 September 2013 to resolve upon limitation or exclusion of pre-emptive rights in respect of any issuance of common shares. The Board of Directors is authorised to acquire shares in the capital of the Company for no consideration. Further rules on the governing the acquisition of shares by the Company in its own share capital are set out in article 5 of the articles of association of the Company.

j.

The Company is not a party to any significant agreements which will take effect, will be altered or will be terminated upon a change of control of the Company as a result of a public offer within the meaning of Section 5:70 of the Dutch Financial Supervision Act (Wet op het financieel toezicht), provided that some of the loan agreements guaranteed by the Company and certain bonds guaranteed by the Company contain clauses that, as it is customary for such financial transactions, may require early repayment or termination in the event of a change of control of the guarantor or the borrower. In certain cases, that requirement may only be triggered if the change of control event coincides with other conditions, such as a rating downgrade.

CNH Industrial N.V.  Statutory Financial Statements at December 31, 2014    218

APPENDIX I - CNH INDUSTRIAL COMPANIES

AT DECEMBER 31, 2014

Name	Registered Office	Country	Share capital	Currency	% of Group consolidation	Interest held by	% interest held	% of voting rights

Controlling company

Parent Company

CNH Industrial N.V.	Amsterdam	Netherlands	18,233,420	EUR	--	--	--	--

Subsidiaries consolidated on a line-by-line basis

2 H Energy S.A.S.	Fécamp	France	2,000,000	EUR	100.00	CNH Industrial Finance France S.A.	100.000

Afin Bohemia s.r.o.	Prague	Czech Republic	1,000,000	CZK	100.00	Iveco FS Holdings Limited	100.000

Afin Bulgaria EAD	Sofia	Bulgaria	310,110	BGN	100.00	Iveco FS Holdings Limited	100.000

Afin Slovakia S.R.O.	Bratislava	Slovack Republic	39,833	EUR	100.00	Iveco FS Holdings Limited	98.120
						Iveco Capital Limited	1.880

Afin Trade Bulgaria Eood	Sofia	Bulgaria	5,000	BGN	100.00	Afin Bulgaria EAD	100.000

Amce-Automotive Manufacturing Co.Ethiopia	Addis Ababa	Ethiopia	12,000,000	ETB	70.00	CNH Industrial N.V.	70.000

Astra Veicoli Industriali S.p.A.	Piacenza	Italy	10,400,000	EUR	100.00	Iveco S.p.A.	100.000

Banco CNH Industrial Capital S.A.	Curitiba	Brazil	891,582,770	BRL	100.00	CNH Industrial N.V.	53.513
						CNH Industrial Capital U.K. Ltd	45.816
						CNH Industrial Latin America Ltda.	0.671

Bli Group Inc.	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial America LLC	100.000

Blue Leaf I.P. Inc.	Wilmington	U.S.A.	1,000	USD	100.00	Bli Group Inc.	100.000

Blue Leaf Insurance Company	Burlington	U.S.A.	250,000	USD	100.00	CNH Industrial America LLC	100.000

Case Brazil Holdings Inc.	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial America LLC	100.000

Case Canada Receivables, Inc.	Calgary	Canada	1	CAD	100.00	CNH Industrial Capital America LLC	100.000

Case Construction Machinery (Shanghai) Co., Ltd	Shanghai	People’s Rep.of China	14,000,000	USD	100.00	CNH Industrial N.V.	100.000

Case Credit Holdings Limited	Wilmington	U.S.A.	5	USD	100.00	CNH Industrial Capital America LLC	100.000

Case Dealer Holding Company LLC	Wilmington	U.S.A.	1	USD	100.00	CNH Industrial America LLC	100.000

Case Equipment Holdings Limited	Wilmington	U.S.A.	5	USD	100.00	CNH Industrial America LLC	100.000

Case Equipment International Corporation	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial America LLC	100.000

Case Europe S.a.r.l.	Le Plessis-Belleville	France	7,622	EUR	100.00	CNH Industrial America LLC	100.000

Case Harvesting Systems GmbH	Berlin	Germany	281,211	EUR	100.00	CNH Industrial America LLC	100.000

CASE ILE DE FRANCE	Saint-Pathus	France	600,000	EUR	100.00	CNH Industrial France	100.000

Case India Limited	Wilmington	U.S.A.	5	USD	100.00	CNH Industrial America LLC	100.000

Case International Marketing Inc.	Wilmington	U.S.A.	5	USD	100.00	CNH Industrial America LLC	100.000

Case LBX Holdings Inc.	Wilmington	U.S.A.	5	USD	100.00	CNH Industrial America LLC	100.000

Case New Holland Construction Equipment (India) Private Limited	Mumbai	India	240,100,000	INR	98.20	CNH Industrial America LLC	50.000
						New Holland Fiat (India) Private Limited	50.000

Case New Holland Industrial Inc.	Wilmington	U.S.A.	5	USD	100.00	CNH Industrial N.V.	100.000

Case New Holland Machinery (Harbin) Ltd.	Harbin	People’s Rep.of China	30,000,000	USD	100.00	CNH Industrial Asian Holding Limited N.V.	99.920
						CNH Industrial Europe Holding S.A.	0.080

CASE New Holland Machinery Trading (Shanghai) Co. Ltd.	Shanghai	People’s Rep.of China	2,250,000	USD	100.00	CNH Industrial America LLC	100.000

Case United Kingdom Limited	Basildon	United Kingdom	3,763,618	GBP	100.00	CNH Industrial America LLC	100.000

CNH (China) Management Co., Ltd.	Shanghai	People’s Rep.of China	12,000,000	USD	100.00	CNH Industrial N.V.	100.000

CNH (Shanghai) Equipment R&D Co., Ltd.	Shanghai	People’s Rep.of China	2,000,000	USD	100.00	CNH Industrial N.V.	100.000

CNH Capital Finance LLC	Wilmington	U.S.A.	5,000	USD	100.00	Case Credit Holdings Limited	100.000

CNH Capital Operating Lease Equipment Receivables LLC	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial Capital America LLC	100.000

CNH Capital Receivables LLC	Wilmington	U.S.A.	0	USD	100.00	CNH Industrial Capital America LLC	100.000

CNH Componentes, S.A. de C.V.	Queretaro	Mexico	135,634,842	MXN	100.00	CNH Industrial America LLC	100.000

CNH Engine Corporation	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial America LLC	100.000

CNH Industrial (Russia) Commercial Operations B.V.	Amsterdam	Netherlands	35,300	EUR	100.00	CNH Industrial N.V.	100.000

CNH Industrial (Russia) Industrial Operations B.V.	Amsterdam	Netherlands	36,002	EUR	100.00	CNH Industrial N.V.	100.000

CNH Industrial America LLC	Wilmington	U.S.A.	0	USD	100.00	Case New Holland Industrial Inc.	100.000

CNH Industrial Argentina S.A.	Buenos Aires	Argentina	100,246,105	ARS	100.00	CNH Industrial Latin America Ltda.	76.176
						New Holland Holding (Argentina) S.A.	23.824

CNH Industrial Asian Holding Limited N.V.	Zedelgem	Belgium	25,000,000	EUR	100.00	CNH Industrial N.V.	100.000

CNH Industrial Australia Pty Limited	St. Marys	Australia	293,408,692	AUD	100.00	CNH Industrial N.V.	100.000

CNH Industrial Baumaschinen GmbH	Berlin	Germany	61,355,030	EUR	100.00	CNH Industrial Europe Holding S.A.	100.000

CNH Industrial Belgium N.V.	Zedelgem	Belgium	396,606,339	EUR	100.00	CNH Industrial Europe Holding S.A.	87.899
						New Holland Holding Limited	12.101

CNH Industrial BM GmbH	Wollersdorf	Austria	35,000	EUR	100.00	CNH Industrial Osterreich GmbH	100.000

CNH Industrial Canada, Ltd.	Toronto	Canada	28,000,100	CAD	100.00	CNH Industrial N.V.	100.000

SUBSIDIARIES CONSOLIDATED ON A LINE-BY-LINE BASIS (continued)

Name	Registered Office	Country	Share capital	Currency	% of Group consolidation	Interest held by	% interest held	% of voting rights

CNH Industrial Capital America LLC	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial Capital LLC	100.000

CNH Industrial Capital Australia Pty Limited	St. Marys	Australia	70,675,693	AUD	100.00	CNH Industrial Australia Pty Limited	100.000

CNH Industrial Capital Benelux NV	Zedelgem	Belgium	45,673,745	EUR	100.00	CNH Industrial N.V.	99.996
						CNH Industrial Capital U.K. Ltd	0.004

CNH Industrial Capital Canada Ltd.	Calgary	Canada	5,435,350	CAD	100.00	Case Credit Holdings Limited	100.000

CNH Industrial Capital LLC	Wilmington	U.S.A.	0	USD	100.00	CNH Industrial America LLC	100.000

CNH INDUSTRIAL CAPITAL S.A.	Buenos Aires	Argentina	2,990,000	ARS	100.00	CNH Industrial Argentina S.A.	50.000
						Iveco Argentina S.A.	50.000

CNH Industrial Capital U.K. Ltd	Basildon	United Kingdom	10,000,001	GBP	100.00	CNH Industrial Capital Benelux NV	100.000

CNH Industrial Danmark A/S	Hvidovre	Denmark	12,000,000	DKK	100.00	CNH Industrial Europe Holding S.A.	100.000

CNH Industrial Deutschland GmbH	Heilbronn	Germany	18,457,650	EUR	100.00	CNH Industrial Baumaschinen GmbH	90.000
						CNH Industrial Europe Holding S.A.	10.000

CNH Industrial Europe Holding S.A.	Luxembourg	Luxembourg	100,000,000	USD	100.00	CNH Industrial N.V.	100.000

CNH Industrial Finance Europe S.A.	Luxembourg	Luxembourg	50,000,000	EUR	100.00	CNH Industrial N.V.	60.000
						CNH Industrial Finance S.p.A.	40.000

CNH Industrial Finance France S.A.	Trappes	France	1,000,000	EUR	100.00	CNH Industrial N.V.	99.998

CNH Industrial Finance North America Inc.	Wilmington	U.S.A.	25,000,000	USD	100.00	CNH Industrial N.V.	60.000
						CNH Industrial Finance S.p.A.	40.000

CNH Industrial Finance S.p.A.	Turin	Italy	100,000,000	EUR	100.00	CNH Industrial N.V.	100.000

CNH Industrial Financial Services A/S	Hvidovre	Denmark	500,000	DKK	100.00	CNH Industrial N.V.	100.000

CNH Industrial Financial Services GmbH	Heilbronn	Germany	1,151,000	EUR	100.00	CNH Industrial Europe Holding S.A.	100.000

CNH Industrial Financial Services S.A.	Morigny-Champigny	France	50,860,641	EUR	100.00	CNH Industrial N.V.	98.888
						CNH Industrial Capital Benelux NV	1.112

CNH Industrial France	Morigny-Champigny	France	427,965,450	EUR	100.00	CNH Industrial Europe Holding S.A.	100.000

CNH Industrial Italia s.p.a.	Turin	Italy	56,225,000	EUR	100.00	CNH Industrial N.V.	100.000

CNH Industrial Latin America Ltda.	Contagem	Brazil	1,517,568,579	BRL	100.00	CNH Industrial N.V.	85.658
						Case Brazil Holdings Inc.	12.557
						Case Equipment International Corporation	1.785

CNH Industrial Maquinaria Spain S.A.	Coslada	Spain	21,000,000	EUR	100.00	Iveco Espana S.L.	99.999

CNH Industrial Osterreich GmbH	St. Valentin	Austria	2,000,000	EUR	100.00	CNH Industrial N.V.	100.000

CNH Industrial Polska Sp. z o.o.	Plock	Poland	162,591,660	PLN	100.00	CNH Industrial Belgium N.V.	100.000

CNH Industrial Portugal-Comercio de Tractores e Maquinas Agricolas Ltda	Carnaxide	Portugal	498,798	EUR	100.00	CNH Industrial Europe Holding S.A.	99.980
						CNH Industrial Italia s.p.a.	0.020

CNH Industrial Sales and services GmbH	Berlin	Germany	25,000	EUR	100.00	CNH Industrial Baumaschinen GmbH	100.000

CNH Industrial Services (Thailand) Limited	Bangkok	Thailand	10,000,000	THB	100.00	CNH Industrial Services S.r.l.	99.997

CNH Industrial Services S.r.l.	Modena	Italy	10,400	EUR	100.00	CNH Industrial Italia s.p.a.	100.000

CNH Reman LLC	Wilmington	U.S.A.	4,000,000	USD	50.00	CNH Industrial America LLC	50.000

CNH U.K. Limited	Basildon	United Kingdom	91,262,275	GBP	100.00	New Holland Holding Limited	100.000

CNH Wholesale Receivables LLC	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial Capital America LLC	100.000

CNHI International S.A.	Paradiso	Switzerland	100,000	CHF	100.00	CNH Industrial N.V.	100.000

Effe Grundbesitz GmbH	Ulm	Germany	10,225,838	EUR	83.77	Iveco Investitions GmbH	90.000

F. Pegaso S.A.	Madrid	Spain	993,045	EUR	100.00	Iveco Espana S.L.	99.996
						Transolver Service S.A.	0.004

Farmpower Pty Limited	St. Marys	Australia	360	AUD	100.00	CNH Industrial Australia Pty Limited	100.000

Fiat Powertrain Technologies Management (Shanghai) Co. Ltd.	Shanghai	People’s Rep.of China	2,000,000	USD	100.00	FPT Industrial S.p.A.	100.000

Fiat Powertrain Technologies of North America, Inc.	Wilmington	U.S.A.	1	USD	100.00	FPT Industrial S.p.A.	100.000

Fiatallis North America LLC	Wilmington	U.S.A.	32	USD	100.00	CNH Industrial America LLC	100.000

Flagship Dealer Holding Company, LLC	Wilmington	U.S.A.	1	USD	100.00	CNH Industrial America LLC	100.000

Flexi-Coil (U.K.) Limited	Basildon	United Kingdom	3,291,776	GBP	100.00	CNH Industrial Canada, Ltd.	100.000

FPT - Powertrain Technologies France S.A.	Garchizy	France	73,444,960	EUR	100.00	Iveco France	97.200
						CNH Industrial Finance France S.A.	2.800

FPT Industrial Argentina S.A.	Buenos Aires	Argentina	141,959,867	ARS	100.00	FPT Industrial S.p.A.	96.977
						FPTI Representacao Comercial de Motores Automotivos Ltda	3.023

FPT Industrial S.p.A.	Turin	Italy	100,000,000	EUR	100.00	CNH Industrial N.V.	100.000

FPT Motorenforschung AG	Arbon	Switzerland	4,600,000	CHF	100.00	FPT Industrial S.p.A.	100.000

FPTI Representacao Comercial de Motores Automotivos Ltda	Nova Lima	Brazil	1,872,472	BRL	100.00	FPT Industrial S.p.A.	100.000

Heuliez Bus S.A.	Mauléon	France	9,000,000	EUR	100.00	Société Charolaise de Participations S.A.	100.000

HFI Holdings Inc.	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial America LLC	100.000

IAV-Industrie-Anlagen-Verpachtung GmbH	Ulm	Germany	25,565	EUR	88.42	Iveco Investitions GmbH	95.000

Irisbus Italia S.p.A.	Turin	Italy	4,500,000	EUR	100.00	Iveco S.p.A.	100.000

Iveco (China) Commercial Vehicle Sales Co. Ltd	Shanghai	People’s Rep.of China	50,000,000	CNY	100.00	Iveco S.p.A.	100.000

Iveco (Schweiz) AG	Kloten	Switzerland	9,000,000	CHF	100.00	Iveco Nederland B.V.	100.000

SUBSIDIARIES CONSOLIDATED ON A LINE-BY-LINE BASIS (continued)

Name	Registered Office	Country	Share capital	Currency	% of Group consolidation	Interest held by	% interest held	% of voting rights

Iveco Arac Sanayi VE Ticaret A.S.	Samandira-Kartal/Istanbul	Turkey	24,698,000	TRY	100.00	CNH Industrial N.V.	100.000

Iveco Argentina S.A.	Buenos Aires	Argentina	130,237,793	ARS	100.00	Iveco Espana S.L.	99.000
						Astra Veicoli Industriali S.p.A.	1.000

Iveco Austria GmbH	Vienna	Austria	6,178,000	EUR	100.00	CNH Industrial N.V.	100.000

Iveco Bayern GmbH	Nuremberg	Germany	742,000	EUR	94.00	Iveco Magirus AG	100.000

Iveco Capital Broker de Asigurare - Reasigurare S.r.l.	Bucharest	Romenia	25,000	RON	100.00	Iveco Capital Leasing IFN S.A.	100.000

Iveco Capital Leasing IFN S.A.	Bucharest	Romenia	22,519,326	RON	100.00	Iveco FS Holdings Limited	100.000

Iveco Capital Limited	Watford	United Kingdom	798	GBP	100.00	Iveco FS Holdings Limited	100.000

Iveco Capital Russia LLC	Moscow	Russia	50,000,000	RUR	100.00	Iveco FS Holdings Limited	100.000

Iveco Capital SA	Paradiso	Switzerland	14,000,000	CHF	100.00	Iveco FS Holdings Limited	100.000

Iveco Czech Republic A.S.	Vysoke Myto	Czech Republic	1,065,559,000	CZK	97.98	Iveco France	97.978

Iveco Danmark A/S	Glostrup	Denmark	501,000	DKK	100.00	CNH Industrial N.V.	100.000

Iveco Espana S.L.	Madrid	Spain	132,333,109	EUR	100.00	CNH Industrial N.V.	100.000

Iveco Est Sas	Hauconcourt	France	2,005,600	EUR	100.00	Iveco France	100.000

Iveco Finance AG	Kloten	Switzerland	1,500,000	CHF	100.00	Iveco Capital Limited	100.000

Iveco Finance GmbH	Heilbronn	Germany	75,775,000	EUR	100.00	Iveco Capital Limited	100.000

Iveco Finanziaria S.p.A.	Turin	Italy	145,000,000	EUR	100.00	Iveco Capital Limited	100.000

Iveco Finland OY	Espoo	Finland	100,000	EUR	100.00	CNH Industrial N.V.	100.000

Iveco France	Vénissieux	France	92,856,130	EUR	100.00	Iveco Espana S.L.	50.326
						CNH Industrial N.V.	49.674

Iveco FS Holdings Limited	Watford	United Kingdom	1,000	EUR	100.00	CNH Industrial N.V.	100.000

Iveco Holdings Limited	Watford	United Kingdom	47,000,000	GBP	100.00	CNH Industrial N.V.	100.000

Iveco Insurance Vostok LLC	Moscow	Russia	740,000	RUR	100.00	Iveco FS Holdings Limited	100.000

Iveco International Trade Finance S.A.	Paradiso	Switzerland	30,800,000	CHF	100.00	Iveco FS Holdings Limited	100.000

Iveco Investitions GmbH	Ulm	Germany	2,556,459	EUR	93.08	Iveco Magirus AG	99.020

Iveco L.V.I. S.a.s.	Saint Priest	France	503,250	EUR	100.00	Iveco France	100.000

Iveco Latin America Ltda	Nova Lima	Brazil	366,180,646	BRL	100.00	Iveco Espana S.L.	100.000

Iveco Limited	Watford	United Kingdom	117,000,000	GBP	100.00	Iveco Holdings Limited	100.000

Iveco Magirus AG	Ulm	Germany	50,000,000	EUR	94.00	CNH Industrial N.V.	88.340
						Iveco S.p.A.	5.660

Iveco Magirus Fire Fighting GmbH	Weisweil	Germany	30,776,857	EUR	84.63	Iveco Magirus AG	90.032

Iveco Magyarorszag Kereskedelmi KFT	Budapest	Hungary	24,000,000	HUF	100.00	Iveco Austria GmbH	100.000

Iveco Nederland B.V.	Andelst	Netherlands	4,537,802	EUR	100.00	CNH Industrial N.V.	100.000

Iveco Nord Nutzfahrzeuge GmbH	Hamburg	Germany	1,611,500	EUR	94.00	Iveco Magirus AG	100.000

Iveco Nord S.A.	Lesquin	France	45,730	EUR	99.77	Iveco France	99.767

Iveco Nord-Ost Nutzfahrzeuge GmbH	Berlin	Germany	2,120,000	EUR	94.00	Iveco Magirus AG	100.000

Iveco Norge A.S.	Voyenenga	Norway	18,600,000	NOK	100.00	CNH Industrial N.V.	100.000

Iveco Otomotiv Ticaret A.S.	Samandira-Kartal/Istanbul	Turkey	15,060,046	TRY	100.00	CNH Industrial N.V.	100.000

Iveco Partecipazioni Finanziarie S.r.l. in liquidazione	Turin	Italy	24,952,384	EUR	100.00	Iveco S.p.A.	100.000

Iveco Participations s.a.s.	Trappes	France	468,656	EUR	100.00	Iveco France	100.000

Iveco Pension Trustee Ltd	Watford	United Kingdom	2	GBP	100.00	Iveco Holdings Limited	50.000
						Iveco Limited	50.000

Iveco Poland Sp. z o.o.	Warsaw	Poland	46,974,500	PLN	100.00	CNH Industrial N.V.	100.000

Iveco Portugal-Comercio de Veiculos Industriais S.A.	Vila Franca de Xira	Portugal	15,962,000	EUR	100.00	CNH Industrial N.V.	99.998	99.997
						Astra Veicoli Industriali S.p.A.	0.001
						Iveco Espana S.L.	0.001

Iveco Provence s.a.s.	Vitrolles	France	2,371,200	EUR	100.00	Iveco Participations s.a.s.	100.000

Iveco Retail Limited	Watford	United Kingdom	100	GBP	100.00	Iveco Holdings Limited	100.000

Iveco Romania S.r.l.	Bucharest	Romenia	17,500	RON	100.00	Iveco Austria GmbH	100.000

Iveco S.p.A.	Turin	Italy	200,000,000	EUR	100.00	CNH Industrial N.V.	100.000

Iveco Slovakia, s.r.o.	Bratislava	Slovack Republic	6,639	EUR	97.98	Iveco Czech Republic A.S.	100.000

Iveco South Africa (Pty) Ltd.	Vorna Valley - Midrand	South Africa	15,000,750	ZAR	100.00	CNH Industrial N.V.	100.000

Iveco South Africa Works (Pty) Ltd	Cape Town	South Africa	1,000	ZAR	60.00	Iveco South Africa (Pty) Ltd.	60.000

Iveco Sud-West Nutzfahrzeuge GmbH	Mannheim-Neckarau	Germany	1,533,900	EUR	94.00	Iveco Magirus AG	100.000

Iveco Sweden A.B.	Arlov	Sweden	600,000	SEK	100.00	CNH Industrial N.V.	100.000

Iveco Truck Services S.R.L.	Bucharest	Romenia	200	RON	100.00	Iveco Romania S.r.l.	95.000
						Iveco Magyarorszag Kereskedelmi KFT	5.000

Iveco Trucks Australia Limited	Dandenong	Australia	47,492,260	AUD	100.00	CNH Industrial N.V.	100.000

Iveco Ukraine LLC	Kiev	Ukraine	49,258,692	UAH	100.00	CNH Industrial N.V.	100.000

Iveco Venezuela C.A.	La Victoria	Venezuela	3,985,803	VEF	100.00	CNH Industrial N.V.	62.689
						Iveco S.p.A.	37.311

Iveco West Nutzfahrzeuge GmbH	Düsseldorf	Germany	3,017,000	EUR	94.00	Iveco Magirus AG	100.000

SUBSIDIARIES CONSOLIDATED ON A LINE-BY-LINE BASIS (continued)

Name	Registered Office	Country	Share capital	Currency	% of Group consolidation	Interest held by	% interest held	% of voting rights

La Garde Chaberte S.C.I.	Trappes	France	2,000	EUR	100.00	Iveco Participations s.a.s.	99.500

						Iveco France	0.500

Le Logis De Villeneuve S.C.I.	Trappes	France	2,000	EUR	100.00	Iveco Participations s.a.s.	99.500

						Iveco France	0.500

Les Estroublans 2 S.C.I.	Trappes	France	2,000	EUR	100.00	Iveco Participations s.a.s.	99.500

						Iveco France	0.500

Les Estroublans de Vitrolle S.C.I.	Trappes	France	2,000	EUR	100.00	Iveco Participations s.a.s.	99.500

						Iveco France	0.500

Les Paluds D`Aubagne S.C.I.	Trappes	France	2,000	EUR	100.00	Iveco Participations s.a.s.	99.500

						Iveco France	0.500

Limited Liability Company “CNH Parts and Service Operations”	Moscow	Russia	54,000,000	RUR	100.00	CNH Industrial N.V.	100.000

LLC “CNH Industrial (Russia) Commercial Operations”	Khimki	Russia	20,408	RUR	100.00	CNH Industrial (Russia) Commercial Operations B.V.	100.000

LLC “CNH Industrial (Russia) Industrial Operations”	Naberezhnye Chenly	Russia	60,081,800	RUR	100.00	CNH Industrial (Russia) Industrial Operations B.V.	100.000

MAGIRUS CAMIVA S.a.s. (societè par actions simplifièe)	Saint-Alban-Leysse	France	1,870,169	EUR	84.63	Iveco Magirus Fire Fighting GmbH	100.000

Magirus GmbH	Ulm	Germany	6,493,407	EUR	84.43	Iveco Magirus Fire Fighting GmbH	99.764

Magirus Lohr GmbH	Kainbach	Austria	1,271,775	EUR	84.43	Magirus GmbH	100.000

MBA AG	Bassersdorf	Switzerland	4,000,000	CHF	100.00	CNH Industrial N.V.	100.000

Mediterranea de Camiones S.L.	Madrid	Spain	48,080	EUR	100.00	Iveco Espana S.L.	99.875

						CNH Industrial N.V.	0.125

New Holland Construction Machinery S.p.A.	San Mauro Torinese	Italy	12,396,363	EUR	100.00	CNH Industrial Italia s.p.a.	100.000

New Holland Credit Company, LLC	Wilmington	U.S.A.	0	USD	100.00	CNH Industrial Capital LLC	100.000

New Holland Fiat (India) Private Limited	Mumbai	India	12,485,547,400	INR	96.41	CNH Industrial Asian Holding Limited N.V.	96.407	48.965

New Holland Holding (Argentina) S.A.	Buenos Aires	Argentina	23,555,415	ARS	100.00	CNH Industrial Latin America Ltda.	100.000

New Holland Holding Limited	Basildon	United Kingdom	106,328,601	GBP	100.00	CNH Industrial Europe Holding S.A.	100.000

New Holland Ltd	Basildon	United Kingdom	1,000,000	GBP	100.00	CNH Industrial N.V.	100.000

New Holland Tractor Ltd. N.V.	Antwerp	Belgium	9,631,500	EUR	100.00	New Holland Holding Limited	100.000

O & K - Hilfe GmbH	Berlin	Germany	25,565	EUR	100.00	CNH Industrial Baumaschinen GmbH	100.000

Officine Brennero S.p.A.	Trento	Italy	2,833,830	EUR	100.00	Iveco S.p.A.	100.000

OOO Iveco Russia	Moscow	Russia	868,545,000	RUR	100.00	CNH Industrial N.V.	99.960

						Iveco Austria GmbH	0.040

Pryor Foundry Inc.	Oklahoma City	U.S.A.	1,000	USD	100.00	CNH Industrial America LLC	100.000

Puget Les Plaines S.C.I.	Trappes	France	132,631	EUR	100.00	Iveco Provence s.a.s.	99.885

						Iveco France	0.115

Receivables Credit II Corporation	Calgary	Canada	1	CAD	100.00	CNH Industrial Capital America LLC	100.000

S.A. Iveco Belgium N.V.	Groot	Belgium	6,000,000	EUR	100.00	CNH Industrial N.V.	99.983

						Iveco Nederland B.V.	0.017

SAIC Fiat Powertrain Hongyan Co. Ltd.	Chongqing	People’s Rep.of China	580,000,000	CNY	60.00	SAIC IVECO Commercial Vehicle Investment Company Limited	60.000

						FPT Industrial S.p.A.	30.000

Seddon Atkinson Vehicles Ltd	Watford	United Kingdom	41,700,000	GBP	100.00	Iveco Holdings Limited	100.000

Shanghai New Holland Agricultural Machinery Corporation Limited	Shanghai	People’s Rep.of China	67,000,000	USD	60.00	CNH Industrial Asian Holding Limited N.V.	60.000

Société Charolaise de Participations S.A.	Vénissieux	France	2,370,000	EUR	100.00	Iveco Espana S.L.	100.000

Société de Diffusion de Vehicules Industriels-SDVI S.A.S.	Trappes	France	7,022,400	EUR	100.00	Iveco France	100.000

Steyr Center Nord GmbH	Ruckersdorf-Harmannsdorf	Austria	35,000	EUR	100.00	CNH Industrial Osterreich GmbH	100.000

Transolver Finance S.A.S.	Trappes	France	9,468,219	EUR	100.00	CNH Industrial N.V.	100.000

Transolver Service S.A.	Madrid	Spain	610,000	EUR	100.00	Iveco FS Holdings Limited	99.984

						Iveco Espana S.L.	0.016

Transolver Services S.A.	Trappes	France	38,000	EUR	99.76	Iveco Capital Limited	99.760

UAB Iveco Capital Baltic	Vilnius	Lithuania	138,500	LTL	100.00	Iveco FS Holdings Limited	100.000

Uzcaseagroleasing LLC	Tashkent	Uzbekistan	5,000,000	USD	51.00	Case Credit Holdings Limited	51.000

UzCaseMash LLC	Tashkent	Uzbekistan	15,000,000	USD	60.00	Case Equipment Holdings Limited	60.000

UzCaseService LLC	Tashkent	Uzbekistan	5,000,000	USD	51.00	Case Equipment Holdings Limited	51.000

UzCaseTractor LLC	Tashkent	Uzbekistan	15,000,000	USD	51.00	Case Equipment Holdings Limited	51.000

Zona Franca Alari Sepauto S.A.	Barcelona	Spain	520,560	EUR	51.87	Iveco Espana S.L.	51.867

JOINTLY-CONTROLLED ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD

Case Mexico S.A. de C.V.	São Pedro Garza Garcia	Mexico	810,000	MXN	50.00	CNH de Mexico SA de CV	100.000

Case Special Excavators N.V.	Zedelgem	Belgium	1,100,000	EUR	50.00	CNH Industrial N.V.	50.000

CNH Comercial, SA de C.V.	São Pedro Garza Garcia	Mexico	160,050,000	MXN	50.00	CNH de Mexico SA de CV	100.000

CNH de Mexico SA de CV	São Pedro Garza Garcia	Mexico	165,276,000	MXN	50.00	CNH Industrial N.V.	50.000

CNH Industrial S.A. de C.V.	São Pedro Garza Garcia	Mexico	200,050,000	MXN	50.00	CNH de Mexico SA de CV	100.000

CNH Servicios Comerciales, S.A. de C.V., SOFOM, E.N.R.	São Pedro Garza Garcia	Mexico	50,000,000	MXN	49.00	CNH Industrial N.V.	49.000

CNH Servicios Corporativos S.A. de C.V.	São Pedro Garza Garcia	Mexico	375,000	MXN	50.00	CNH de Mexico SA de CV	99.999

Iveco - Oto Melara Società consortile r.l.	Rome	Italy	40,000	EUR	50.00	Iveco S.p.A.	50.000

JOINTLY-CONTROLLED ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD (continued)

Name	Registered Office	Country	Share capital	Currency	% of Group consolidation	Interest held by	% interest held	% of voting rights

Iveco Acentro S.p.A.	Cagliari	Italy	3,000,000	EUR	50.00	Iveco S.p.A.	50.000

Iveco Orecchia S.p.A.	Turin	Italy	8,000,000	EUR	50.00	Iveco S.p.A.	50.000

Naveco (Nanjing IVECO Motor Co.) Ltd.	Nanjing	People’s Rep.of China	2,527,000,000	CNY	50.00	Iveco S.p.A.	50.000

New Holland HFT Japan Inc.	Sapporo	Japan	240,000,000	JPY	50.00	CNH Industrial N.V.	50.000

SAIC IVECO Commercial Vehicle Investment Company Limited	Shanghai	People’s Rep.of China	224,500,000	USD	50.00	Iveco S.p.A.	50.000

SAIC Iveco Hongyan Commercial Vehicles Co, Ltd.	Chongqing	People’s Rep.of China	1,900,000,000	CNY	33.50	SAIC IVECO Commercial Vehicle Investment Company Limited	67.000

SAIC-IVECO Hongyan Axle Co. Ltd.	Chongqing	People’s Rep.of China	170,000,000	CNY	33.50	SAIC Iveco Hongyan Commercial Vehicles Co, Ltd.	100.000

Transolver Finance Establecimiento Financiero de Credito S.A.	Madrid	Spain	23,315,344	EUR	50.00	CNH Industrial N.V.	50.000

Turk Traktor Ve Ziraat Makineleri A.S.	Ankara	Turkey	53,369,000	TRY	37.50	CNH Industrial Osterreich GmbH	37.500

SUBSIDIARIES ACCOUNTED FOR USING THE EQUITY METHOD

Iveco Colombia S.a.s.	Santa Fe’ de Bogota	Colombia	7,596,249,000	COP	100.00	Iveco Venezuela C.A.	99.990

						Iveco Latin America Ltda	0.010

Northside New Holland Inc.						CNH Industrial America LLC	68.120

SUBSIDIARIES VALUED AT COST

Altra S.p.A.	Genoa	Italy	516,400	EUR	100.00	Iveco S.p.A.	100.000

Case Construction Equipment, Inc.	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial America LLC	100.000

Case IH Agricultural Equipment, Inc.	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial America LLC	100.000

CNH Industrial Korea LLC	Gwangju	South Korea	1,000,000,000	KRW	100.00	CNH Industrial N.V.	100.000

Componentes Mecanicos S.A.	Barcelona	Spain	1,135,037	EUR	100.00	Iveco Espana S.L.	100.000

Employers Health Initiatives LLC	Wilmington	U.S.A.	790,000	USD	100.00	CNH Industrial America LLC	100.000

Fermec North America Inc.	Wilmington	U.S.A.	5	USD	100.00	CNH Industrial America LLC	100.000

International Harvester Company	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial America LLC	100.000

Iveco Defence Vehicles SpA	Bolzano	Italy	1,000,000	EUR	100.00	Iveco S.p.A.	100.000

J.I. Case Company Limited	Basildon	United Kingdom	2	GBP	100.00	Case United Kingdom Limited	100.000

MVPC LLC	Moscow	Russia	10,000	RUR	50.00	OOO Iveco Russia	50.000

New Industrial Business 1 s.r.l.	Turin	Italy	50,000	EUR	100.00	CNH Industrial N.V.	100.000

New Industrial Business 2 s.r.l.	Turin	Italy	50,000	EUR	100.00	CNH Industrial N.V.	100.000

New Industrial Business 3 s.r.l.	Turin	Italy	50,000	EUR	100.00	CNH Industrial N.V.	100.000

RosCaseMash	Saratov	Russia	0	RUR	38.25	Case Equipment Holdings Limited	38.250	51.000

ASSOCIATED COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD

Al-Ghazi Tractors Ltd	Karachi	Pakistan	289,821,005	PKR	43.17	CNH Industrial N.V.	43.169

CNH Industrial Capital Europe S.a.S.	Puteaux	France	88,482,297	EUR	49.90	CNH Industrial N.V.	49.900

Farm FZCO	Jebel Ali	United Arab Emirates	6,600,000	AED	28.79	CNH Industrial Italia s.p.a.	28.788

GEIE V.IV.RE in liq.	Boulogne	France	0	EUR	50.00	Iveco S.p.A.	50.000

IVECO-AMT Ltd.	Miass	Russia	65,255,056	RUR	33.33	CNH Industrial N.V.	33.330

ASSOCIATED COMPANIES VALUED AT COST

CONSORZIO FIAT ENERGY	Turin	Italy	7,000	EUR	42.86	CNH Industrial Italia s.p.a.	14.286

						FPT Industrial S.p.A.	14.286

						Iveco S.p.A.	14.286

Consorzio Nido Industria Vallesina	Ancona	Italy	53,903	EUR	38.73	CNH Industrial Italia s.p.a.	38.728

Sotra S.A.	Abidjan	Ivory Coast	3,000,000,000	XAF	39.80	Iveco France	39.800

Trucks & Bus Company	Tajoura	Libya	96,000,000	LYD	25.00	Iveco Espana S.L.	25.000

OTHER COMPANIES VALUED AT COST

CODEFIS Società consortile per azioni	Turin	Italy	120,000	EUR	19.00	CNH Industrial Capital U.K. Ltd	19.000

Nuova Didactica S.c. a r.l.	Modena	Italy	112,200	EUR	12.27	CNH Industrial Italia s.p.a.	12.273

Polagris S.A.	Pikieliszki	Lithuania	1,133,400	LTL	11.05	CNH Industrial Polska Sp. z o.o.	11.054

INDEPENDENT AUDITOR’S REPORT

To: the Shareholders and Audit Committee of CNH Industrial N.V.

Report on the Audit of the Financial Statements 2014

Opinion

We have audited the accompanying financial statements 2014 of CNH Industrial N.V. (the Company), based in Amsterdam. The financial statements include the consolidated financial statements and the statutory financial statements (cumulatively the “Financial Statements”).

In our opinion:

—

The consolidated financial statements give a true and fair view of the financial position of CNH Industrial N.V. as at December 31, 2014, and of its result and its cash flows for 2014 in accordance with International Financial Reporting Standards as adopted by the European Union (EU-IFRS) and with Part 9 of Book 2 of the Dutch Civil Code.

—

The statutory financial statements give a true and fair view of the financial position of CNH Industrial N.V. as at December 31, 2014 and of its result for 2014 in accordance with Part 9 of Book 2 of the Dutch Civil Code.

The consolidated financial statements comprise:

1.	the consolidated statement of financial position as at December 31, 2014;

2.	the following statements for 2014: consolidated income statement and consolidated statements of comprehensive income, cash flows and changes in equity; and

3.	the notes comprising a summary of the significant accounting policies and other explanatory information.

The statutory financial statements comprise:

1.	the company balance sheet as at December 31, 2014;

2.	the company income statement for 2014; and

3.	the notes comprising a summary of the significant accounting policies and other explanatory information.

Basis for Opinion

We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. Our responsibilities under those standards are further described in the “Our Responsibilities for the Audit of the Financial Statements” section of our report.

We are independent of CNH Industrial N.V. in accordance with the “Verordening inzake de onafhankelijkheid van accountants bij assurance-opdrachten” (ViO) and other relevant independence regulations in the Netherlands. Furthermore we have complied with the “Verordening gedrags- en beroepsregels accountants” (VGBA).

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independent Auditor’s Report        224

Materiality

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements. The materiality affects the nature, timing and extent of our audit procedures and the evaluation of the effect of identified misstatements on our opinion.

Based on our professional judgment we determined the materiality for the consolidated financial statements as a whole at US $75 million. The materiality is based on approximately 5% of pre-tax income. We have also taken into account misstatements and/or possible misstatements that in our opinion are material to the users of the consolidated financial statements for qualitative reasons.

We agreed with the Audit Committee that misstatements in excess of US $3 million, which are identified during the audit, would be reported to them, as well as smaller misstatements that in our view must be reported on qualitative grounds.

Scope of our group audit

CNH Industrial N.V. is head of a group of entities. The financial information of this group is included in the consolidated financial statements of the CNH Industrial N.V.

Because we are ultimately responsible for the opinion, we are also responsible for directing, supervising and performing the group audit. In this respect we have determined the nature and extent of the audit procedures carried out for group entities. Group entities are considered significant components either because of their individual financial significance or because they are likely to include significant risks of material misstatement due to their specific nature or circumstances. On this basis, we selected group entities for which an audit or review had to be carried out on the complete set of financial information or specific items. CNH Industrial N.V. is organized along five reportable segments, being Agricultural Equipment, Construction Equipment, Commercial Vehicles, Powertrain and Financial Services, along with certain other corporate functions which are not included within the reportable segments.

In establishing the overall approach to the audit, we determined the type of work that needed to be performed at the group entities level by us, as the group engagement team, or component auditors from other EY network firms operating under our instruction. Where the work was performed by component auditors, we determined the level of involvement we needed to have in the audit work at those group entities to be able to conclude whether sufficient appropriate audit evidence had been obtained as a basis for our opinion on the consolidated financial statements as a whole.

Accordingly, we identified 22 of the CNH Industrial N.V.’s group entities, which, in our view, required an audit of their complete financial information, either due to their overall size or their risk characteristics. Specific audit procedures on certain balances and transactions were performed on a further 16 entities. Of the remaining group entities, 15 were subject to analytical procedures, with a focus on higher risk balances and additional audit procedures over specific transactions (for example, certain acquisitions and divestments). This, together with additional procedures performed on consolidated level, provided us with the evidence we needed for our opinion on the consolidated financial statements as a whole.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements. We have communicated the key audit matters to the Audit Committee. The key audit matters are not a comprehensive reflection of all matters discussed.

These matters were addressed in the context of our audit of the consolidated financial statements as a whole and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Revenue recognition

The Company records sales of equipment and replacement parts when the risks and rewards of ownership of the goods are transferred to the non-group dealers or other customer, the sales price is agreed or determinable and receipt of payment can be assumed. Sales transactions are sometimes concluded based upon Ex-Works or other common shipping terms that can vary by region in which title and risks of ownership transfer to the buyer prior to actual delivery of the product. Revenue recognition for these transactions is susceptible to an increase in risk related to differences in shipping cut-off at the financial reporting date. In addition, the Company

Independent Auditor’s Report        225

records the estimated impact of sales allowances in the form of dealer and customer incentives as a reduction of revenue. The determination of sales allowances requires management to make estimates based upon historical data, estimated future market demand, dealer inventory levels, announced incentive programs, competitive pricing and interest rates among other factors.

The Company disclosed its accounting policies related to revenue recognition in Note “Significant accounting policies” to the consolidated financial statements.

We designed our audit procedures to be responsive to this risk. We assessed the overall sales process, including internal risk management procedures and the system controls for the recording of sales contracts and related sales incentives. We obtained an understanding of the processes related to revenue recognition and evaluated the design and tested the effectiveness of controls in this area relevant to our audit. We performed a combination of internal control and substantive audit procedures to address the revenue recognition through tests of details of samples of sales transactions and analytical procedures. We also ensured that assumptions included in the sales reserve analyses are properly supported.

Valuation of non-current assets with indefinite useful lives

At December 31, 2014 the recorded amount of goodwill and other intangible assets with indefinite useful lives was US $2,494 million and US $235 million, respectively; the majority of these assets relate to the Agricultural Equipment, Construction Equipment and Financial Services segments.

The Company tests for impairment the carrying amounts of these non-current assets annually or more frequently, if there is an indication that an asset may be impaired. Determining the recoverable amount of the assets is dependent on several critical management assumptions, including estimates of future sales, gross margins, operating costs, income tax rates, terminal value growth rates, capital expenditures, changes in working capital requirements and the weighted average cost of capital (discount rate). The annual impairment test is significant to our audit because the assessment process is complex and requires significant judgment.

The Company disclosed the nature and value of the assumptions used in the impairment analyses in Note 14 to the consolidated financial statements.

We designed our audit procedures to be responsive to this risk. We obtained an understanding of the impairment assessment processes and evaluated the design and tested the effectiveness of controls in this area relevant to our audit. Our focus included evaluating the work of the management specialists used for the valuation, evaluating and testing key assumptions used in the valuation including projected future income and earnings, performing sensitivity analyses, and testing the allocation of the assets, liabilities, revenues and expenses.

Allowance on receivables from financing activities

The Company provides financing for dealer stock and retail purchases of new and used equipment sold to retail customers and wholesale (dealers) and finance leases. At December 31, 2014, the allowance on receivables from financing activities was USD $650 million. The allowance for doubtful accounts and on receivables from financing activities is based on management’s estimate of the losses to be incurred, which derives from the past experience with similar receivables, current and historical past due amounts, dealer termination rates, write-offs and collections, and the monitoring of the economic and market conditions.

The Company disclosures related to the allowance on receivables from financing activities are in Note 19 to the consolidated financial statements.

We designed our audit procedures to be responsive to this risk. We obtained an understanding of the estimation process and evaluated the design and effectiveness of the controls in this area relevant to our audit. Our focus included evaluating the key estimates and underlying assumptions used by management during this process. We designed a combination of internal control and substantive audit procedures related to the allowance on receivables from financing activities. Our key substantive audit procedures

Independent Auditor’s Report        226

were performed at or near year-end and were designed to validate management’s assumptions included in the allowance analysis including the completeness of the underlying data in the analysis.

Independent Auditor’s Report        227

Income taxes

At December 31, 2014, the Group had total theoretical future tax benefits arising from deductible temporary differences of US $2,722 million and tax loss carry forwards of US $820 million that have been reduced by US $744 million. The analysis of the recoverability of deferred tax assets was significant to our audit because the assessment process is complex and judgmental and is based on assumptions that are affected by expected future market or economic conditions. Additionally, due to the complexity of tax rules in certain jurisdictions in which the Company operates, the risk of errors in the application of tax rules in determining the Company’s uncertain tax positions exists.

The Company disclosures related to income taxes are included in Note 11 to the consolidated financial statements.

We designed our audit procedures to be responsive to this risk. We obtained an understanding of the income taxes process, and evaluated the design and tested the effectiveness of controls in this area relevant to our audit. We performed internal control procedures and substantive audit procedures on the estimate of uncertain tax positions and on the recognition of deferred tax balances based on different local tax regulations, and on the analysis of the recoverability of the deferred tax assets based on the estimated future taxable income. Our audit procedures included testing of underlying data, performing sensitivity analyses and evaluating and testing the key assumptions used to determine the amounts recognized.

Responsibilities of Management and the Audit Committee for Financial Statements

Management is responsible for:

—

the preparation and fair presentation of the Financial Statements in accordance with EU-IFRS and Part 9 of Book 2 of the Dutch Civil Code, and for the preparation of the report on operations in accordance with Part 9 of Book 2 of the Dutch Civil Code, and for

—	such internal control as management determines is necessary to enable the preparation of Financial Statements that are free from material misstatement, whether due to fraud or error.

As part of the preparation of the Financial Statements, management is responsible for assessing the Company’s ability to continue as a going concern. Based on the financial reporting frameworks mentioned, management should prepare the financial statements using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so. Management should disclose events and circumstances that may cast significant doubt on the Company’s ability to continue as a going concern in the financial statements.

The Audit Committee is responsible for overseeing the Company’s financial reporting process.

Our Responsibilities for the Audit of the Financial Statements

Our objective is to plan and perform the audit assignment in a manner that allows us to obtain sufficient and appropriate audit evidence for our opinion.

Our audit has been performed with a high, but not absolute, level of assurance, which means we may have not uncovered all errors and fraud.

We have exercised professional judgment and have maintained professional scepticism throughout the audit, in accordance with Dutch Standards on Auditing, ethical requirements and independence requirements.

Our audit included e.g.:

—

Identifying and assessing the risks of material misstatement of the Financial Statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

Independent Auditor’s Report        228

—

Obtaining an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

—	Evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

—

Concluding on the appropriateness of management’s use of the going concern basis of accounting, and based on the audit evidence obtained, whether a material uncertainty exists related to events and or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

—

Evaluating the overall presentation, structure and content of the Financial Statements, including the disclosures, and whether the Financial Statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant findings in internal control that we identify during our audit.

We provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the Financial Statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, not communicating the matter is in the public interest.

Report on other legal and regulatory requirements

Report on the report on operations and other information

Pursuant to legal requirements of Part 9 of Book 2 of the Dutch Civil Code (concerning our obligation to report about the report on operations and other data):

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We have no deficiencies to report as a result of our examination whether the report on operations, to the extent we can assess, has been prepared in accordance with Part 9 of Book 2 of this Code, and whether the information as required by Part 9 of Book 2 of the Dutch Civil Code has been annexed.

—	Further we report that the report on operations, to the extent we can assess, is consistent with the Financial Statements.

Appointment

We were appointed by the Audit Committee as auditor of the CNH Industrial N.V. on February 26, 2014 for the audit for the year 2014 and have operated as statutory auditor ever since 2013.

Rotterdam, March 4, 2015

Ernst & Young Accountants LLP

/s/ Sander Arkesteijn

Independent Auditor’s Report        229